As filed with the Securities and Exchange Commission on November 6, 2008

Registration Statement No. 333-153656

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	35-1544218
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6021

(Primary Standard Industrial Classification Code Number)

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, including ZIP Code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:

Mark K. Hardwick	David R. Prechtel, Esq.	David A. Butcher, Esq.
Executive Vice President and	Bingham McHale LLP	Bose McKinney & Evans LLP
Chief Financial Officer	2700 Market Tower	111 Monument Circle
First Merchants Corporation	10 West Market Street	Suite 2700
200 East Jackson Street	Indianapolis, Indiana 46204	Indianapolis, Indiana 46204
Muncie, Indiana 47305	(317) 635-8900	(317) 684-5000
(765) 747-1500

(Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after the effective date of this Registration Statement and upon the effective time of the merger described in the accompanying Proxy Statement-Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)(4)
Common Stock, no par value	Up to 3,576,417 shares	$20.57	$73,558,839	$2,891

(1)	This represents the maximum number of shares to be offered to Lincoln Bancorp shareholders.
(2)	The maximum offering price is based on an estimate solely for the purpose of calculating the registration fee and has been calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, using the average of the high and low prices of the Lincoln Bancorp common shares as reported on the NASDAQ Global Market System on September 22, 2008 ($14.46) for all 5,319,731 Lincoln Bancorp common shares to be exchanged in the merger. This amount less the minimum amount of cash to be paid by First Merchants Corporation in connection with the merger ($3,364,471.74) is the maximum offering price. The proposed maximum offering price per share has been determined by dividing the proposed maximum offering price by the number of shares being registered.
(3)	The registration fee of $2,891 for the securities registered hereby has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, as $73,558,839 multiplied by 0.0000393.
(4)	Previously paid on September 24, 2008.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

LINCOLN BANCORP

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

3,576,417 SHARES OF COMMON STOCK

AND

PROXY STATEMENT OF LINCOLN BANCORP

Dear Shareholders of Lincoln Bancorp:

The Board of Directors of Lincoln Bancorp (Lincoln) and the Board of Directors of First Merchants Corporation (First Merchants) have agreed to merge Lincoln into First Merchants. This proposed strategic business combination will create a company with approximately 82 banking branches and combined assets of $4.7 billion, $3.6 billion in loans, $3.5 billion in deposits and total shareholders’ equity of $405 million.

In the merger, each Lincoln common share that you own will be converted into the right to receive, at your election, either 0.7004 shares of First Merchants common stock, subject to possible upward or downward adjustment as provided in the Merger Agreement and described in this document, or $15.76 in cash. The number of shares of First Merchants common stock and the amount of cash payable in connection with the merger is subject to various limitations and prorations. Under certain circumstances, an election to receive cash or First Merchants common stock may be converted, in whole or in part, into an election to receive the other type of consideration. First Merchants will also pay cash for any fractional share interests resulting from an exchange of your shares.

We cannot complete the merger unless the shareholders of Lincoln approve it. Lincoln will hold a special meeting of its shareholders to vote on adoption of the Merger Agreement. Your vote is very important. Whether or not you plan to attend the special shareholders meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in “street name” will have the same effect as a vote against the merger.

The date, time and place of the special shareholders meeting is as follows:

                    ,                     , 2008,     :            .m., local time

Guilford Township Community Center, Hummel Park,

1500 S. Center Street, Plainfield, Indiana

This document provides you with detailed information about this meeting and the proposed merger. You can also obtain information about Lincoln and First Merchants from publicly available documents that our companies have filed with the Securities and Exchange Commission. First Merchants common stock is quoted and traded on the NASDAQ Global Select Market System under the symbol “FRME.” Lincoln common stock is quoted and traded on the NASDAQ Global Market System under the symbol “LNCB.”

We strongly support the merger of our companies. The Lincoln Board of Directors unanimously recommends that you vote in favor of the merger.

Jerry R. Engle	Michael C. Rechin
President and Chief Executive Officer	President and Chief Executive Officer
LINCOLN BANCORP	FIRST MERCHANTS CORPORATION

For a discussion of certain risk factors which you should consider in evaluating the merger, see “Risk Factors” beginning on page 21. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement-prospectus or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other federal or state governmental agency.

Proxy Statement-Prospectus dated                     , 2008,

and first mailed to shareholders on                     , 2008.

LINCOLN BANCORP

905 Southfield Drive

Plainfield, Indiana 46168

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

                    , 2008

To Our Shareholders:

We will hold a special meeting of the shareholders of Lincoln Bancorp on                     ,                     , 2008, at     :            .m. local time, at the Guilford Township Community Center, Hummel Park, 1500 S. Center Street, Plainfield, Indiana.

The purposes of the special meeting are the following:

1. To consider and vote upon a proposal to adopt the Agreement of Reorganization and Merger dated September 2, 2008, between First Merchants Corporation and Lincoln Bancorp, and to approve the transactions contemplated thereby. Pursuant to the Merger Agreement, Lincoln Bancorp will merge into First Merchants Corporation. The merger is more fully described in this proxy statement-prospectus and the Merger Agreement is attached as Appendix A to this proxy statement-prospectus;

2. To adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement; and

3. To transact such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on                     , 2008, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Adoption of the Merger Agreement requires the affirmative vote of at least a majority of the outstanding Lincoln Bancorp common shares. Your vote is very important.

The Lincoln Board of Directors unanimously recommends that you vote in favor of the merger.

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Not returning your card or not instructing your broker how to vote any shares held for you in “street name” will have the same effect as a vote against the merger.

By Order of the Board of Directors

Jerry R. Engle, Chairman of the Board
President and Chief Executive Officer
, 2008
Plainfield, Indiana

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants Corporation (First Merchants) from other documents filed with the Securities and Exchange Commission that are not delivered with or included in this document. This information (including documents incorporated by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone from First Merchants at the following address and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Cynthia G. Holaday,

                 Secretary

Telephone: (765) 747-1500

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five business days before the date they must make their investment decision. Accordingly, if you would like to make such a request, please do so by                     , 2008, in order to receive the requested information before the meeting.

See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations, and business of First Merchants and Lincoln and of First Merchants following completion of the merger. These statements are based on the beliefs and assumptions of each company’s management, and on information currently available to management. Forward-looking statements are generally preceded by, followed by, or include the words “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” or similar expressions.

In particular, we have made statements in this document relating to the cost savings and revenue enhancements that are expected to be realized from the merger and the expected effect of the merger on First Merchants’ financial performance. These forward-looking statements describe certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors:

•	expected cost savings from the merger that may not be fully realized;

•	deposit attrition, customer loss, or revenue loss following the merger may be greater than expected;

•	competitive pressure in the banking industry may increase significantly;

•	costs or difficulties related to the integration of the businesses of First Merchants and Lincoln may be greater than expected;

•	changes in the interest rate environment may reduce margins;

•	a lack of liquidity in the financial markets may impede the ability to make loans and sell them in the secondary market;

•	general economic conditions may decline, either nationally or regionally, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; and

•	changes may occur in the regulatory environment, business conditions, inflation rate and the securities market.

Management of First Merchants and Lincoln believe these forward-looking statements are reasonable. However, you should not place undue reliance on such forward-looking statements, which are based on current expectations. Further information on other factors that could affect the financial results of First Merchants after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this document. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 140.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. The future results and shareholder values of First Merchants following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Merchants’ and Lincoln’s ability to control or predict. For those statements, First Merchants and Lincoln claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

i

ii

iii

QUESTIONS AND ANSWERS

ABOUT THE MERGER AND THE SHAREHOLDERS MEETING

Q:	Why are Lincoln and First Merchants proposing to merge?

A:	We believe the merger is in the best interests of Lincoln and our shareholders. Lincoln and First Merchants believe that the merger will bring together two complementary institutions that share similar, community-oriented philosophies to create a strategically, operationally and financially strong company that is positioned for further growth. The merger will give the combined company greater scale, not only for serving existing customers more efficiently but also for future expansion. The combined institution is expected to be the sixth largest depository institution operating in the State of Indiana and the third largest based in the state. We believe the merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background and reasons for the merger described in greater detail at pages 30 and 32.

Q:	What will Lincoln shareholders receive in the merger?

A:	For each Lincoln common share you own before the merger, you will have the right to elect, on a share-by-share basis, to receive either:

•	0.7004 shares of First Merchants common stock (subject to adjustment as provided in the Merger Agreement), or

•	$15.76 in cash.

Lincoln shareholders may elect to receive First Merchants common stock for some or all of their shares and/or cash for some or all of their shares. First Merchants will also pay cash in lieu of issuing fractional shares. The Merger Agreement provides that First Merchants is not required to issue more than 3,576,417 shares of its common stock or pay more than $16,800,000 in cash to Lincoln shareholders. $16,800,000 represents approximately 20% of the total merger consideration. These limitations are designed to permit First Merchants to maximize and maintain its capital structure. If Lincoln shareholder elections require more than 3,576,417 shares of First Merchants common stock to be issued or cash payments of $16,800,000 or more, your elections may be subject to proration as described under “THE MERGER—Exchange of Lincoln Common Shares” on page 45. As a result of the proration, you may receive a lesser amount of cash and a greater amount of First Merchants common stock, or a lesser amount of First Merchants common stock and a greater amount of cash, than you elected.

Because the exchange ratio for the stock consideration is fixed, the value of the stock consideration will fluctuate with the market price of First Merchants common stock. Accordingly, at the time of the merger, the per share value of the stock consideration may be greater or less than the per share value of the cash consideration. As of September 2, 2008, the closing price for a share of First Merchants common stock was $19.89 and for a Lincoln common share was $10.35. As of             , 2008, the closing price for a share of First Merchants common stock was $             and for a Lincoln common share was $            . You should obtain current market prices for shares of First Merchants common stock and Lincoln common shares. First Merchants common stock is quoted and traded on the NASDAQ Global Select Market System under the symbol “FRME.” Lincoln common shares are quoted and traded on the NASDAQ Global Market System under the symbol “LNCB.”

The 0.7004 conversion ratio is subject to possible upward or downward adjustment, if a chain of certain events occurs. The first of those events is that the average of the closing price of First Merchants common stock as reported in Bloomberg, L.P. for the 20 NASDAQ trading days preceding the 5th calendar day prior to the effective date of the merger must be either less than $16.50 or greater than $30.00. This calculation is defined in the Merger Agreement as the First Merchants Average Price. Since this calculation will be made just prior to the effective date of the merger, it is not possible to determine the First Merchants Average Price as of the date of this proxy statement-prospectus. The Merger Agreement may be terminated by

Lincoln if the First Merchants Average Price falls below $16.50 or by First Merchants if the First Merchants Average Price increases above $30.00. The second event that must occur in order for the conversion ratio to be adjusted is either Lincoln or First Merchants must exercise its right to terminate the Merger Agreement based on the First Merchants Average Price. Finally, if either party exercises its right to terminate the Merger Agreement based on the First Merchants Average Price, then the other party has the right to adjust the conversion ratio according to a formula to avoid termination of the Merger Agreement. Upon termination by either party under this provision, a termination fee is not required. For a more detailed discussion of how the conversion ratio can be adjusted, see “THE MERGER—Conversion Ratio Adjustment.”

Q:	What risks should I consider before I vote on the merger?

A:	You should review “RISK FACTORS” beginning on page 21.

Q:	When is the merger expected to be completed?

A:	We are working to complete the merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of Lincoln shareholders at the special shareholders meeting. We currently expect to complete the merger during the fourth quarter of 2008.

Q:	What are the tax consequences of the merger to me?

A:	We have structured the merger so that First Merchants, Lincoln and Lincoln shareholders will not recognize any gain or loss for federal income tax purposes on the exchange of Lincoln shares for First Merchants shares in the merger. In other words, to the extent a Lincoln shareholder receives First Merchants shares in the merger, it will generally be tax-free. However, to the extent a Lincoln shareholder receives cash instead of First Merchants common stock, any gain such Lincoln shareholder realizes on the exchange will be taxed, but generally not in an amount in excess of the cash received. At the closing, each of Lincoln and First Merchants are to receive an opinion confirming these tax consequences. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 60. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	Will I have dissenters’ rights?

A:	No. Lincoln shareholders are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the Lincoln common shares are traded on the NASDAQ Global Market System.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document and any information incorporated by reference. Then, please fill out, sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special shareholders meeting. If a returned proxy card is signed but does not specify a choice, your proxy will be voted “FOR” the merger proposal considered at the meeting and “FOR” adjournment or postponement of the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present to approve the Merger Agreement. You should also complete your Election Form which will be forwarded to you in a separate mailing to specify the type of merger consideration you prefer (or provide instructions to your broker if you hold your shares in “street name” or to the trustee if you hold your shares through Lincoln’s employee stock ownership plan).

Q:	What if I don’t vote or I abstain from voting?

A:	If you do not vote or you abstain from voting, it will count as a “NO” vote on the merger.

Q:	If my shares are held by my broker in “street name,” will my broker vote my shares for me?

A:	You should follow the directions provided by your broker to vote your shares. Your broker will vote your shares only if you instruct your broker on how to vote. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares, which will have the effect of a “NO” vote on the merger.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Lincoln at or before the special meeting. You should submit your notice of revocation or new proxy card to Lincoln Bancorp, 905 Southfield Drive, Plainfield, Indiana 46168, Attention: John M. Baer. Third, you may attend the meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	How do I elect the form of payment that I prefer?

A:	An Election Form will be forwarded to you through a separate mailing. You should complete the Election Form and send it in the envelope provided to the election agent, American Stock Transfer & Trust Company, LLC (American Stock Transfer). For you to make an effective election, your properly executed Election Form must be received by American Stock Transfer before 5:00 p.m. local time on , 2008, the election deadline. Please read the instructions on the Election Form prior to completing the form. If you hold your shares in “street name” with a broker, you should ask your broker for instructions on making your election and on tendering your Lincoln shares. Please read the instructions to the Election Form for information on completing the form. These instructions will also inform you what to do if your share certificates have been lost, stolen or destroyed. Please note that your proxy card and your Election Form must be returned to different addresses and must be mailed separately.

If you do not return a completed, properly executed Election Form by the election deadline, then you will be considered to have elected to receive First Merchants common stock for all of your Lincoln common shares, except that if the proration described herein is required, your Lincoln shares may be converted to cash before those shareholders who completed, signed and returned an Election Form by the deadline.

Q:	Which form of payment should I choose? Why?

A:	The form of payment you should elect will depend upon your personal financial and tax circumstances. We urge you to consult your financial or tax advisor if you have any questions about the form of payment you should elect.

Q:	Can I change my election?

A:	Yes. You can change your election by submitting a new Election Form to American Stock Transfer as provided in the Election Form. It must be received prior to the election deadline set forth on the Election Form. After the election deadline, no changes may be made.

Q:	Are shareholders guaranteed they will receive the form of merger consideration—cash, common stock or a combination thereof—they request on their Election Forms?

A:	No. There is a limit on the number of shares First Merchants is required to issue and a limit on the aggregate amount of cash First Merchants is required to pay in exchange for Lincoln’s outstanding shares. Because First Merchants is not required to issue more than 3,576,417 shares of its common stock (a number which correlates to approximately 96% of Lincoln’s outstanding common shares) or pay more than $16,800,000 in cash to Lincoln shareholders (a value which correlates to approximately 20% of Lincoln’s outstanding shares), it is possible that some shareholders may receive a form of consideration they did not elect. For example, if you elect to receive all or a portion of the consideration in cash and the holders of more than approximately 20% of the outstanding Lincoln common shares elect to receive cash, you may receive a portion of First Merchants common stock instead of the cash you elected. Please read a more complete description of the proration procedures under “THE MERGER—Exchange of Lincoln Common Shares” on page 45.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the merger is completed, Lincoln shareholders will receive written instructions from First Merchants for exchanging their stock certificates for the consideration to be received by them in the merger.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	If you are a Lincoln shareholder and you have more questions about the Merger Agreement or the merger, you should contact Georgeson Shareholder Communications, Inc., the Information Agent for the merger, at (800) - . Banks and brokerage firms should also call Georgeson Shareholder Communications, Inc. at (800) - .

Lincoln shareholders may also contact:

Lincoln Bancorp

905 Southfield Drive

Plainfield, Indiana 46168

Attention: John M. Baer,

Secretary and Treasurer

Telephone: (317) 839-6539

or

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Cynthia G. Holaday,

Secretary

Telephone: (765) 747-1500

SUMMARY

This summary highlights selected information from this proxy statement-prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, its appendices and the documents we have referred you to before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142 for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (pages 74 and 76)

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a multi-bank holding company and a financial holding company, incorporated under Indiana law and headquartered in Muncie, Indiana. First Merchants has four banking subsidiaries: First Merchants Bank, National Association; First Merchants Bank of Central Indiana, National Association; Lafayette Bank & Trust Company, National Association; and Commerce National Bank. Through these subsidiaries, First Merchants operates a general banking business. First Merchants also owns various non-bank subsidiaries that engage in the trust and asset management service business, title insurance and settlement services business, the reinsurance business and the full-service property casualty, personal and healthcare insurance business.

At September 30, 2008, on a consolidated basis, First Merchants had assets of approximately $3.9 billion, deposits of approximately $2.9 billion, and stockholders’ equity of approximately $352 million. First Merchants common stock is quoted and traded on the NASDAQ Global Select Market System under the symbol “FRME.” See “DESCRIPTION OF FIRST MERCHANTS” on page 74.

Lincoln Bancorp

905 Southfield Drive

Plainfield, Indiana 46168

(317) 839-6539

Lincoln is a single bank holding company incorporated under Indiana law and headquartered in Plainfield, Indiana. Lincoln is the sole owner of Lincoln Bank, an Indiana state bank currently conducting its general banking business from 17 full-service offices located in Hendricks, Johnson, Morgan, Clinton, Montgomery, and Brown Counties, Indiana, with its main office located in Plainfield, Indiana.

At September 30, 2008, on a consolidated basis, Lincoln had assets of approximately $831 million, deposits of approximately $594 million, and shareholders’ equity of approximately $71 million. Lincoln common stock is quoted and traded on the NASDAQ Global Market System under the symbol “LNCB.” See “DESCRIPTION OF LINCOLN” on page 76.

The Merger (page 30)

We have attached the Agreement of Reorganization and Merger (as amended by the First Amendment dated October 29, 2008) (Merger Agreement) to this document as Appendix A. Please read the Merger Agreement. It is the legal document that governs the merger.

Lincoln will merge with First Merchants and, thereafter, Lincoln will cease to exist. We hope to complete the merger during the fourth quarter of 2008. Subsequent to the merger and subject to prior regulatory approvals, Lincoln Bank will merge with and into First Merchants Bank of Central Indiana, National Association.

Reasons for the Merger (page 32)

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with Lincoln, including its respect for the ability and integrity of the Lincoln Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the markets in which Lincoln operates offers long-term strategic benefits to First Merchants. First Merchants also believes that several synergies exist between the banking businesses of the parties, making the transaction even more attractive.

Lincoln. In considering the merger with First Merchants, Lincoln’s Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of Lincoln’s Board of Directors, favorable factors included:

•

the fact that the value of the merger consideration represented a premium over the $10.35 closing price of Lincoln’s common stock on September 2, 2008 (the last trading day before the merger was announced);

•	the increased level of competition within the banking sector generally and within the market areas served by Lincoln from other, larger financial institutions and non-bank competitors;

•

the current and prospective economic climate for smaller financial institutions generally and Lincoln specifically, including declining net interest margins for many financial institutions, slower deposit growth and the increasing cost of regulatory burdens;

•

the effect of the merger on Lincoln Bank’s employees, including the prospect of continued employment and enhanced employment opportunities with a much larger and more diversified financial organization;

•	the effect of the merger on Lincoln Bank’s customers and community, including First Merchants’ community banking orientation and its compatibility with Lincoln;

•	more diverse financial products and services for Lincoln customers and an enhanced competitive position in the markets in which Lincoln operates;

•	the desire to provide shareholders with the prospects for greater future appreciation on their investments in Lincoln common stock than Lincoln could likely achieve independently;

•	the greater liquidity of First Merchants common stock, which is traded on the NASDAQ Global Select Market System;

•	the higher level of dividends paid by First Merchants on its common stock than Lincoln would be likely to achieve in the near future;

•	the potential tax advantage to Lincoln shareholders of accepting stock or stock and cash; and

•	the opinion delivered by Sandler O’Neill & Partners, L.P. (Sandler) that the merger consideration is fair, from a financial point of view, to the shareholders of Lincoln.

Opinion of Lincoln’s Financial Advisor (page 35)

The Board of Directors of Lincoln received the written opinion of Sandler dated September 2, 2008, stating that the merger consideration to be received by Lincoln shareholders is fair from a financial point of view. We have attached a copy of the fairness opinion to this document as Appendix B. Lincoln shareholders should read the fairness opinion in its entirety.

What Lincoln Shareholders Will Receive (page 45)

As a Lincoln shareholder, each of your Lincoln common shares will be converted into the right to receive, at your election, either (i) 0.7004 shares of First Merchants common stock, subject to possible upward or downward adjustment of the conversion ratio as provided in the Merger Agreement, or (ii) $15.76 in cash. You may elect to receive a combination of First Merchants common stock for some of your Lincoln shares and cash for some of your Lincoln shares. The number of shares of First Merchants common stock and the amount of cash payable in connection with the merger is subject to various limitations and prorations. Under certain circumstances, an election to receive stock or cash may be converted into an election to receive the other type of consideration. If you fail to make an election, you will be considered to have elected to receive First Merchants common stock for your Lincoln shares, but if it is necessary to convert some stock elections to cash elections under the proration provisions of the Merger Agreement, Lincoln shares for which no election was made will be the first to be changed from receiving stock to receiving cash. Cash will be paid in lieu of issuing any fractional shares of First Merchants common stock.

Because the conversion ratio is fixed within certain parameters and because the market price of common stock of First Merchants will fluctuate, the market value of the stock of First Merchants you will receive in the merger is not fixed. See “SUMMARY—Comparative Market Price Information” on page 13.

Conversion Ratio Adjustment (page 47)

As mentioned above, the 0.7004 conversion ratio is subject to possible upward or downward adjustment, if a chain of certain events occurs. The first of those events is that the average of the closing price of First Merchants common stock as reported in Bloomberg, L.P. for the 20 NASDAQ trading days preceding the 5th calendar day prior to the effective date of the merger must be either less than $16.50 or greater than $30.00. This calculation is defined in the Merger Agreement as the First Merchants Average Price. Since this calculation will be made just prior to the effective date of the merger, it is not possible to determine the First Merchants Average Price as of the date of this proxy statement-prospectus. The Merger Agreement may be terminated by Lincoln if the First Merchants Average Price falls below $16.50 or by First Merchants if the First Merchants Average Price increases above $30.00. The second event that must occur in order for the conversion ratio to be adjusted is either Lincoln or First Merchants must exercise its right to terminate the Merger Agreement based on the First Merchants Average Price. Finally, if either party exercises its right to terminate the Merger Agreement based on the First Merchants Average Price, then the other party has the right to adjust the conversion ratio according to a formula to avoid termination of the Merger Agreement. For a more detailed discussion of how the conversion ratio can be adjusted, see “THE MERGER—Conversion Ratio Adjustment.”

Recommendation to Shareholders (page 34)

The Board of Directors of Lincoln believes that the merger is in your best interests and unanimously recommends that you vote “FOR” the proposal to adopt the Merger Agreement. In reaching its decision, the Lincoln Board of Directors considered a number of factors, which are described in the section titled “THE MERGER—Lincoln’s Reasons for the Merger”. Because of the wide variety of factors considered, the Lincoln Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Shareholders Meeting (page 25)

The special meeting of Lincoln shareholders will be held on                     ,                     , 2008, at _:            .m. local time, at Guilford Township Community Center, Hummel Park, 1500 S. Center Street, Plainfield, Indiana. You will be asked at the special meeting to consider and vote upon the adoption of the

Merger Agreement and to act upon any other items of business that may be properly submitted to vote at the special meeting. In the event that an insufficient number of shares is present in person or by proxy at the special meeting to approve the merger, you may also be asked to vote to approve a proposal to adjourn or postpone the meeting to allow time for the solicitation of additional proxies.

Record Date; Votes Required (page 25)

You may vote at the Lincoln special meeting of shareholders if you owned common shares of Lincoln at the close of business on                     , 2008. You are entitled to cast one vote for each common share you owned on that date. The holders of at least a majority of the outstanding Lincoln common shares must vote in favor of adoption of the Merger Agreement. No approval by First Merchants shareholders is required to complete the merger. Approval of the proposal to adjourn or postpone the special meeting, if necessary, requires only that more votes be cast in favor of the proposal than are cast against it. Broker non-votes and abstentions from voting will not be treated as “NO” votes on this proposal (as they are with the approval of the Merger Agreement) and, therefore, will have no effect on the outcome. You can vote your shares by attending the special meeting or you can mark the enclosed proxy card with your vote, sign it and mail it in the enclosed return envelope.

As of September 18, 2008, Lincoln’s executive officers, directors and their affiliates owned 319,718 shares or approximately 6.01% of the Lincoln common shares outstanding. Each member of the Board of Directors of Lincoln and certain executive officers of Lincoln and Lincoln Bank signed a voting agreement as of September 2, 2008, the date the Merger Agreement was executed, in which they agreed to cause all Lincoln common shares owned by them of record or beneficially to be voted in favor of the merger. As of                     , 2008, Lincoln’s executive officers, directors and their affiliates owned                      shares or approximately             % of the Lincoln common shares outstanding.

No Dissenters’ Rights (page 48)

Under Indiana Code § 23-1-44, dissenters’ rights are not available to holders of shares quoted and traded on the NASDAQ Global Market System or a similar market. Because Lincoln’s common shares are presently quoted and traded on the NASDAQ Global Market System, shareholders of Lincoln presently have no dissenters’ rights in respect of their shares. See “THE MERGER—Rights of Dissenting Shareholders” on page 48.

What We Need to Do to Complete the Merger (page 49)

Completion of the merger depends on a number of conditions being met. In addition to our compliance with the Merger Agreement, these conditions include among others:

•	adoption of the Merger Agreement by the shareholders of Lincoln;

•	approval of the merger by the Board of Governors of the Federal Reserve System and the expiration of any regulatory waiting period;

•	approval of the merger by the Indiana Department of Financial Institutions;

•

the receipt by Lincoln of an opinion of Bose McKinney & Evans LLP that the merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by Lincoln shareholders in the merger to the extent they receive shares of First Merchants common stock as consideration for their Lincoln common shares;

•

the receipt by First Merchants of an opinion of Bingham McHale LLP that the merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Regulatory Approvals (page 53)

The merger must be approved by the Board of Governors of the Federal Reserve System (Federal Reserve) and the Indiana Department of Financial Institutions (DFI). We have filed the required applications with the Federal Reserve and the DFI. We cannot assure you as to when or whether the approvals will be received.

Conduct of Business Pending Merger (page 52)

Under the Merger Agreement, Lincoln must carry on its business in the ordinary course and may not take certain extraordinary actions without first obtaining First Merchants’ approval.

We have agreed that Lincoln will continue to pay quarterly dividends at no more than the current rate of $0.14 per share until the merger closes. We will each cooperate to insure that Lincoln shareholders will receive only one quarterly dividend for the quarter in which the merger closes, and not one from both First Merchants and Lincoln.

Agreements of First Merchants (pages 53, 54, 55, and 56)

In the Merger Agreement, First Merchants has agreed to:

•

Proceed and use its best efforts to obtain any consents and approvals and use its best efforts to raise any additional capital that may be required in order to obtain regulatory approvals of the merger. See “THE MERGER—Regulatory Approvals” on page 53.

•

Cover Lincoln and subsidiaries’ employees, no later than the effective date of the Merger, under any tax-qualified retirement plan that First Merchants maintains for its employees, so long as such employees meet any applicable participation requirements, and provide for waiver of all restrictions and limitations for pre-existing conditions under First Merchants health plans. See “THE MERGER—Employee Benefit Plans” on page 56.

•

Take the action necessary to cause Jerry R. Engle and another current Director of Lincoln as chosen by First Merchants to be nominated for a position on the First Merchants Board of Directors for a three-year term and allow current members of the Lincoln Bank Board of Directors to remain as directors of the merged bank. See “THE MERGER—Management After the Merger” on page 54.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER—Indemnification and Insurance” on page 55.

Management and Operations After the Merger (page 54)

Lincoln’s corporate existence will cease after the merger. Accordingly, directors and officers of Lincoln will not serve in such capacities after the effective date of the merger. Upon completion of the merger, the current officers and directors of First Merchants will continue to serve in such capacities. In addition, Jerry R. Engle, who currently serves as Chairman of the Board and President and Chief Executive Officer of Lincoln, and another director of Lincoln chosen by First Merchants will be nominated for election to the Board of Directors of First Merchants to each serve for a three-year term following the merger. A condition of the completion of the merger is the effectiveness of new employment agreements between First Merchants and Jerry R. Engle and John B. Ditmars. In addition, First Merchants has agreed to allow current members of the Lincoln Bank Board of Directors to remain as directors of the merged bank if they choose to do so.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 57)

You should be aware that some of Lincoln’s and Lincoln Bank’s directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as shareholders. Both Lincoln’s Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into account in approving the merger. These interests are as follows:

•

In the Merger Agreement, First Merchants has agreed that it will cause Jerry R. Engle, who currently serves as Chairman of the Board and President and Chief Executive Officer of Lincoln and President and Chief Executive Officer of Lincoln Bank, and another current director of Lincoln as chosen by First Merchants, to be nominated for election to the First Merchants Board of Directors for a three-year term at the first annual meeting of First Merchants’ shareholders following the merger. Mr. Engle will not be separately compensated for his services as a director of First Merchants. If the First Merchants Board meets after the merger but before the next annual meeting of First Merchants’ shareholders, the Board must appoint each of Mr. Engle and such other person as chosen by First Merchants as a director to serve until the next annual meeting of First Merchants’ shareholders and then nominate each individual for election to a three-year term as a director at such annual meeting. See “THE MERGER—Management After the Merger,” page 54.

•

First Merchants has indicated its intention to offer two year employment or other agreements to at least two current officers of Lincoln (Jerry R. Engle and John Ditmars), to be effective following the effective time of the merger, and the closing of the merger is conditioned upon the signing of those agreements. Under his Employment Agreement, Mr. Engle will be paid an annual salary of $297,000. Mr. Ditmars will be paid an annual salary of $188,000. In addition, the Merger Agreement provides that the officers and directors of Lincoln Bank immediately prior to the merger will remain the officers and directors of Lincoln Bank after the merger until they resign or until their successors are duly elected and qualified. Lincoln Bank directors who desire to continue to serve in that capacity shall serve for at least the remainder of the term to which they have been elected as a director of the merged bank.

•

Directors and officers of Lincoln and Lincoln Bank held stock options that entitled them to purchase, in the aggregate, up to 561,622 shares of Lincoln’s common stock as of September 2, 2008. Options for 69,400 of these shares are not currently exercisable. The Merger Agreement provides that Lincoln must use reasonable efforts to cause each option to acquire Lincoln common shares to become exercisable and be exercised prior to the merger. The exercise prices of these options range from $7.32 to $19.40 per share and, therefore, not all of them may have any value as of the effective time of the merger. Under the Merger Agreement, the value of these options is tied to the market value of First Merchants’ common stock. Assuming a $19.49 market value for First Merchants’ common stock (the equivalent of a $13.65 market value for Lincoln’s common stock), options for approximately 271,826 shares would be “in the money.” However, assuming all of such options are exercised, the directors and officers holding these options will receive, prior to tax withholdings but net of approximately $3.0 million in exercise prices, a net aggregate of 190,387 shares of First Merchants common stock or $4.3 million in cash at the effective time of the merger, depending on their election.

•

As of September 2, 2008, certain of the directors and executive officers of Lincoln and Lincoln Bank had a right to receive, in the aggregate, 15,251 shares of Lincoln’s common stock under Lincoln’s Recognition and Retention Plan. An additional 17,637 unallocated shares under the plan were subsequently allocated to directors of Lincoln and Lincoln Bank. Under the Merger Agreement, all of the allocated shares will vest before closing, and assuming none of such shares are otherwise forfeited before the effective date of the merger, the directors and executive officers holding these shares will receive, prior to tax withholdings and depending on their elections, an aggregate of 23,033 shares of First Merchants common stock or approximately $518,000 in cash at the effective time of the merger.

•

As of September 2, 2008, certain of the directors of Lincoln and Lincoln Bank had a right to receive, in the aggregate, approximately $1.1 million in future cash payments under Lincoln’s Unfunded Deferred Compensation Plan. As a result of the change-in-control provisions in the plan, these directors will have a right to receive this amount within 30 days after the effective time of the merger. In addition, the directors of Lincoln are participants in a nonqualified supplemental pension plan, the benefits under which become fully vested upon termination of the plan or upon the occurrence of a change in control. Under the Merger Agreement, this plan is to be frozen at or before the effective time of the merger. Assuming benefit accruals under the plan cease as of December 31, 2008 and assuming the plan is terminated and all of such participants elect to receive lump sum distributions on January 2, 2009 equal to the then present value of their accrued pension benefits under the plan, these participants would receive cash distributions on January 2, 2009 in the aggregate amount of approximately $1.4 million.

•

Certain executive officers of Lincoln and Lincoln Bank have change in control agreements or employment agreements that provide for the executive to receive, following a change in control, a multiple of the executive’s compensation prior to the change in control, subject to certain limitations. Under these agreements, 11 of such executive officers would be entitled to receive an aggregate of approximately $3.1 million.

•

First Merchants has agreed to offer Mr. Engle, Mr. Ditmars and certain other Lincoln executives an aggregate of 32,000 shares of restricted First Merchants common stock or options to acquire 120,000 shares of First Merchants common stock, or a combination of both, following the merger. Approximately 40% of these shares or options will be split evenly between Mr. Engle and Mr. Ditmars with the balance to be distributed among certain other Lincoln executives. Assuming a $19.49 per share price for First Merchants common stock, the 32,000 shares of restricted stock would be worth approximately $623,680. If stock options are issued in lieu of the restricted stock, they would be issued at an exercise price equal to the then current fair market value of First Merchants common stock.

•

First Merchants has agreed that for a period of six years after the effective time of the merger, it will succeed to Lincoln’s obligations with respect to indemnification or exculpation now existing in favor of the directors and officers of Lincoln and Lincoln Bank as provided in Lincoln’s articles of incorporation and by-laws. First Merchants has also agreed to maintain directors’ and officers’ liability insurance in force for the directors and officers of Lincoln for a period of three years following the effective time of the merger, subject to certain conditions in the Merger Agreement.

For additional information regarding these interests in the proposed merger, see “THE MERGER—Interests of Certain Persons in the Merger” beginning on page 57.

Termination of the Merger (page 51)

We can mutually agree to terminate the Merger Agreement before we complete the merger. In addition, either Lincoln or First Merchants acting alone can terminate the Merger Agreement under the circumstances described on page 51.

Lincoln has agreed to pay First Merchants the amount of $3,200,000 in liquidated damages if:

•	Lincoln’s Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited acquisition proposal from a third party;

•

First Merchants terminates the Merger Agreement because Lincoln’s Board of Directors withdraws or modifies its recommendation to Lincoln’s shareholders to vote for the merger following receipt of a written proposal for an acquisition from a third party; or

•

First Merchants terminates the Merger Agreement because Lincoln fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Lincoln, or if Lincoln, within 20 days after giving such written notice to First Merchants of Lincoln’s intent to furnish information to or enter into discussions or negotiations with another person or entity, does not terminate all discussions, negotiations and information exchanges related to such acquisition proposal.

First Merchants has agreed to pay Lincoln the amount of $2,000,000 in liquidated damages if First Merchants terminates the Merger Agreement because the merger has not been consummated before January 1, 2009.

First Merchants has agreed to pay Lincoln the amount of $3,200,000 in liquidated damages if Lincoln terminates the Merger Agreement because First Merchants enters into a definitive agreement in which it is the target company or the company to be acquired which would result in a change of control of First Merchants or require approval pursuant to the Bank Holding Company Act of 1956, as amended.

Material U.S. Federal Income Tax Consequences (page 60)

It is a condition to the closing of the merger that Bose, McKinney & Evans LLP and Bingham McHale LLP deliver opinions, effective as of the date of the merger, to Lincoln and First Merchants, respectively, substantially to the effect that:

•	the merger will be treated for United States tax purposes as a “reorganization “ within the meaning of Section 368 of the Internal Revenue Code; and

•	First Merchants and Lincoln will be treated as a “party” to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

These opinions will not, however, bind the Internal Revenue Service which could take a different view.

Determining the actual tax consequences of the merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the merger to you.

For a more detailed description of certain federal income tax consequences of the merger to Lincoln shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 60.

Accounting Treatment (page 59)

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, Lincoln’s assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair market values and added to those of First Merchants. Any excess payment by First Merchants over the fair market value of the net assets and identifiable intangibles of Lincoln will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be reflected as a reduction of certain long-lived assets.

Comparative Rights of First Merchants Shareholders and Lincoln Shareholders (page 131)

The rights of shareholders of First Merchants and Lincoln differ in some respects. The rights of holders of First Merchants common stock are governed by First Merchants’ Articles of Incorporation and By-Laws. Your rights as holders of Lincoln common shares are governed by Lincoln’s Articles of Incorporation and By-Laws. Upon completion of the merger, Lincoln shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and By-Laws.

See “COMPARISON OF COMMON STOCK” on page 131 to learn more about the material differences between the rights of holders of First Merchants common stock and holders of Lincoln common shares.

Recent Developments (page 100)

On September 3, 2008, the date Lincoln and First Merchants announced the signing of the Merger Agreement, Lincoln determined that goodwill with a carrying amount of $23.9 million would need to be evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142). This evaluation required an extensive fair value determination of Lincoln’s assets and liabilities to determine an estimate of the implied fair value of goodwill. Upon conclusion of the evaluation, Lincoln determined that the full $23.9 million of goodwill should be eliminated from its books. This elimination will be recognized as a noncash expense as part of Lincoln’s results of operations for the three month and nine month periods ending September 30, 2008.

This charge has no effect on Lincoln’s cash flow or the regulatory capital or regulatory capital ratios of Lincoln or Lincoln Bank. Regulatory capital measurements used to assess the strength of individual banks, as well as the safety and soundness of the entire banking system, exclude goodwill as a component of capital.

Comparative Market Price Information

Shares of First Merchants common stock are quoted and traded on the NASDAQ Global Select Market System under the symbol “FRME.” Lincoln common shares are quoted and traded on the NASDAQ Global Market System under the symbol “LNCB.” The following table presents quotation information for First Merchants common stock on the NASDAQ Global Select Market System and for Lincoln common stock on the NASDAQ Global Market System on September 2, 2008, the business day before the merger was publicly announced, and                     , 2008, the last practicable trading day for which information was available prior to the date of this proxy statement-prospectus.

	First Merchants Common Stock						Lincoln Common Shares
(Dollars Per Share)
	High		Low		Close		High		Low		Close
September 2, 2008		$20.80		$19.32		$19.89		$10.35		$9.92		$10.35
, 2008	$		$		$		$		$		$

The market value of the aggregate consideration that Lincoln shareholders will receive in the merger is approximately $75 million (or $14.01 per Lincoln common share) based on 5,319,731 Lincoln common shares outstanding, First Merchants’ closing stock price of $19.89 on September 2, 2008, the business day before the merger was publicly announced, and the maximum number of Lincoln common shares being exchanged for shares of First Merchants common stock (subject to the 3,576,417 limitation) and the balance for cash. The assumption of 5,319,731 Lincoln common shares outstanding was calculated under the assumption all outstanding stock options are exchanged for cash. Using this same First Merchants’ closing stock price and number of outstanding Lincoln common shares, but assuming that 80% of Lincoln’s common shares are exchanged for First Merchants common stock and 20% of Lincoln’s common shares are exchanged for cash in the merger, the market value of the aggregate consideration that Lincoln shareholders will receive in the merger is approximately $76 million (or $14.30 per Lincoln common share).

The market value of the aggregate consideration that Lincoln shareholders will receive in the merger is approximately $             million (or $             per Lincoln common share) based on                      Lincoln common shares outstanding, First Merchants’ closing stock price of $             on                     , 2008, the last practicable trading day for which information was available prior to the date of this proxy statement-prospectus, and the maximum number of Lincoln common shares being exchanged for shares of First Merchants common stock

(subject to the 3,576,417 limitation) and the balance for cash. The assumption of                      Lincoln common shares outstanding was calculated by adding the outstanding stock options and the outstanding common shares as of                     , 2008. Using this same First Merchants’ closing stock price and number of outstanding Lincoln common shares, but assuming that 80% of Lincoln’s common shares are exchanged for First Merchants common stock and 20% of Lincoln’s common shares are exchanged for cash in the merger, the market value of the aggregate consideration that Lincoln shareholders will receive in the merger is approximately $             million (or $             per Lincoln common share).

Also set forth below for each of the closing prices of First Merchants common stock on September 2, 2008, and                     , 2008, is the equivalent pro forma price of Lincoln common shares, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for a Lincoln common share in the merger, which is the conversion ratio of 0.7004. The equivalent pro forma price of Lincoln common shares shows the implied value to be received in the merger by Lincoln shareholders who receive First Merchants common stock in exchange for a Lincoln common share on these dates.

	First Merchants Common Stock		Lincoln Common Shares		Lincoln Equivalent Pro Forma
September 2, 2008		$19.89		$10.35		$13.93
, 2008	$		$		$

We urge you to obtain current market quotations for First Merchants common stock and Lincoln common shares. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the merger is completed and thereafter. Because the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that Lincoln shareholders will receive in the merger may increase or decrease prior to and after the merger, while the conversion ratio is fixed within certain parameters. Lincoln shareholders who receive cash will receive a fixed amount of $15.76 per share.

Comparative Per Share Data

The following table shows historical information about our companies’ earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information, we have assumed that we were merged through the periods shown in the table. The pro forma information reflects the “purchase” method of accounting. The information is presented under two separate assumptions relating to the level of Lincoln common shares which are exchanged for First Merchants common stock in the merger. The financial information presented under “Alternative A” was compiled assuming the maximum number of Lincoln common shares are exchanged for shares of First Merchants common stock (subject to the 3,576,417 limitation) and the balance for cash. The financial information presented under “Alternative B” was compiled assuming 80% of the outstanding Lincoln common shares are exchanged for shares of First Merchants common stock and 20% of the outstanding Lincoln common shares are exchanged for cash in the merger. For a more detailed description of these assumptions and how we derived the First Merchants and Lincoln pro forma data, see “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20 and “UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION” on page 64.

The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by the conversion ratio of 0.7004. This information is presented to reflect the value of shares of First Merchants common stock that Lincoln shareholders will receive in the merger for each share of Lincoln common stock exchanged.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the new company under two sets of assumptions, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

The information in the following table is based on historical financial information of Lincoln and of First Merchants which are included in each company’s respective prior Securities and Exchange Commission filings. The historical financial information of First Merchants has been incorporated into this document by reference. Certain historical financial information for Lincoln is included in this document. Additional historical financial information of Lincoln has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142 for a description of documents that we incorporate by reference into this document and how to obtain copies of them.

FIRST MERCHANTS AND LINCOLN

HISTORICAL AND PRO FORMA PER SHARE DATA

	First Merchants			Lincoln
	Historical	Pro Forma		Historical	Equivalent Pro Forma
		Alternative A (1)	Alternative B (2)		Alternative A (1)(3)	Alternative B (2)(4)
Net income per share
Nine months ended September 30, 2008
Basic	$1.13	$0.57	$0.58	$(4.43)	$0.40	$0.40
Diluted	$1.13	$0.57	$0.58	$(4.43)	$0.40	$0.40
Twelve months ended December 31, 2007
Basic	$1.73	$1.53	$1.54	$0.35	$1.07	$1.08
Diluted	$1.73	$1.53	$1.54	$0.34	$1.07	$1.08

Cash dividends per share
Nine months ended September 30, 2008	$0.69	$0.69	$0.69	$0.42	$0.48	$0.48
Twelve months ended December 31, 2007	$0.92	$0.92	$0.92	$0.56	$0.64	$0.64

Book value per share
At September 30, 2008	$19.43	$16.22	$16.64	$13.22	$11.36	$11.65
At December 31, 2007	$18.88	$19.11	$19.10	$18.63	$13.38	$13.38

(1)	See Note (1) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20.
(2)	See Note (2) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20.
(3)	Calculated by multiplying the First Merchants Pro Forma—Alternative A combined per share data by the assumed conversion ratio of 0.7004.
(4)	Calculated by multiplying the First Merchants Pro Forma—Alternative B combined per share data by the assumed conversion ratio of 0.7004.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial data for First Merchants and Lincoln. First Merchants’ and Lincoln’s balance sheet data and income statement data as of and for the five years ended December 31, 2007 are taken from each of their respective audited consolidated financial statements. First Merchants’ and Lincoln’s balance sheet data and income statement data as of and for the nine months ended September 30, 2008 and 2007 are taken from their respective unaudited consolidated financial statements. Results for the nine months ended September 30, 2008 do not necessarily indicate results for the entire year.

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and Lincoln reflecting the merger. The income statement information presented gives effect to the merger as if it occurred on the first day of each period presented. The balance sheet information presented gives effect to the merger as if it occurred on September 30, 2008. The information is presented under two separate assumptions relating to the level of Lincoln common shares which are exchanged for First Merchants common stock in the merger. The financial information presented under “Alternative A” was compiled assuming the maximum number of Lincoln common shares are exchanged for shares of First Merchants common stock (subject to the 3,576,417 limitation) and the balance for cash. The financial information presented under “Alternative B” was compiled assuming 80% of the outstanding Lincoln common shares are exchanged for shares of First Merchants common stock and 20% of the outstanding Lincoln common shares are exchanged for cash in the merger. For a more detailed description of these assumptions, see “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20.

The pro forma information reflects the “purchase” method of accounting, with Lincoln’s assets and liabilities recorded at their estimated fair values as of September 30, 2008. The actual fair value adjustments to the assets and the liabilities of Lincoln will be made on the basis of appraisals and evaluations that will be made as of the date the merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the new company under two sets of assumptions, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ consolidated financial statements and related notes incorporated into this document by reference and Lincoln’s consolidated financial statements and related notes included in this document, and in conjunction with the Unaudited Pro Forma Combined Consolidated Financial Information appearing on page 17 in this document. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142 for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars In Thousands, Except Per Share Amounts)

	For the Nine Months Ended September 30		For the Years Ended December 31
	2008	2007	2007	2006	2005	2004	2003
Summary of Operations
Interest income	$165,737	$171,406	$230,733	$208,606	$177,209	$156,974	$155,530
Interest expense	69,501	88,181	117,613	98,511	66,080	51,585	52,388

Net interest income	96,236	83,225	113,120	110,095	111,129	105,389	103,142
Provision for loan losses	17,987	6,057	8,507	6,258	8,354	5,705	9,477

Net interest income after provision	78,249	77,168	104,613	103,837	102,775	99,684	93,665
Noninterest income	30,081	30,418	40,551	34,613	34,717	34,554	35,902
Noninterest expense	79,792	76,935	102,182	96,057	93,957	91,642	91,279

Net income before income tax	28,538	30,651	42,982	42,393	43,535	42,596	38,288
Income tax expense	8,121	8,322	11,343	12,195	13,296	13,185	10,717

Net Income	$20,417	$22,329	$31,639	$30,198	$30,239	$29,411	$27,571

Per Share Data (1)
Net income
Basic	$1.13	$1.22	$1.73	$1.64	$1.64	$1.59	$1.51
Diluted	$1.13	$1.22	$1.73	$1.64	$1.63	$1.58	$1.50
Cash dividends (2)	$0.69	$0.69	$0.92	$0.92	$0.92	$0.92	$0.90

Balances End of Period
Total assets	$3,864,074	$3,754,300	$3,782,087	$3,554,870	$3,237,079	$3,191,668	$3,076,812
Total loans	3,080,830	2,873,329	2,880,578	2,698,014	2,462,337	2,431,418	2,356,546
Total deposits	2,914,283	2,759,175	2,884,121	2,750,538	2,382,576	2,408,150	2,362,101
Fed funds purchased	57,600	95,697	52,350	56,150	50,000	32,550	—
Securities sold under repurchase agreements	100,227	103,846	106,497	42,750	106,415	87,472	71,095
Federal home loan bank advances	237,225	310,100	294,101	242,408	247,865	223,663	212,779
Total subordinated debentures, revolving credit lines, term loans	176,256	110,826	115,826	99,456	103,956	97,206	97,782
Stockholders’ equity	352,093	332,741	339,936	327,325	313,396	314,603	303,965

Selected Ratios
Return on average assets	0.72%	0.83%	0.87%	0.90%	0.95%	0.95%	0.93%
Return on average equity	7.81%	9.05%	9.56%	9.45%	9.58%	9.49%	9.39%

(1)	Restated for all stock dividends and splits.
(2)	Dividends per share are for First Merchants only, not restated for pooling transactions.

LINCOLN

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars In Thousands, Except Per Share Amounts)

	For the Nine Months Ended September 30		For the Years Ended December 31
	2008	2007	2007	2006	2005	2004	2003
Summary of Operations
Interest income	$35,710	$40,310	$53,694	$51,218	$43,882	$34,328	$30,128
Interest expense	17,654	24,112	31,908	29,007	21,008	15,528	14,474

Net interest income	18,056	16,198	21,786	22,211	22,874	18,800	15,654
Provision for loan losses	2,162	457	957	884	2,642	655	753

Net interest income after provision	15,894	15,741	20,829	21,327	20,232	18,145	14,901
Noninterest income	5,527	3,281	5,023	5,429	5,067	3,963	3,431
Noninterest expense	43,647	18,463	24,492	23,043	24,140	17,396	13,568

Net income before income tax	(22,226)	559	1,360	3,713	1,159	4,712	4,764
Income tax expense (benefit)	138	(340)	(389)	813	(40)	1,057	1,175

Net Income	$(22,364)	$899	$1,749	$2,900	$1,199	$3,655	$3,589

Per Share Data (1)
Net income
Basic	$(4.43)	$0.18	$0.35	$0.58	$0.24	$0.84	$0.91
Diluted	$(4.43)	$0.17	$0.34	$0.56	$0.23	$0.81	$0.88
Cash dividends (2)	$0.42	$0.42	$0.56	$0.56	$0.56	$0.53	$0.49

Balances End of Period
Total assets	$830,907	$889,373	$889,314	$883,543	$844,454	$808,967	$591,685
Total loans	636,946	644,575	642,416	635,412	600,389	572,884	441,204
Total deposits	594,458	678,185	656,405	655,664	600,572	516,329	321,839
Fed funds purchased	—	—	—	—	—	—	—
Securities sold under repurchase agreements	14,843	15,494	16,767	16,864	10,064	6,500	—
Federal home loan bank advances	139,043	87,208	108,052	103,608	127,072	174,829	184,693
Total subordinated debentures, revolving credit lines, term loans	1,215	—	1,125	—	—	3,000	—
Stockholders’ equity	71,422	98,659	98,986	99,300	99,940	101,755	79,227

Selected Ratios
Return on average assets	–3.43%	0.13%	0.20%	0.33%	0.14%	0.53%	0.64%
Return on average equity	–30.33%	1.21%	1.76%	2.89%	1.18%	4.08%	4.53%

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars In Thousands, Except Per Share Amounts)

	For The Nine Months Ended September 30, 2008		For The Year Ended December 31, 2007
	Alternative A (1)	Alternative B (2)	Alternative A (1)	Alternative B (2)
Summary of Operations
Interest income	$201,377	$201,377	$284,288	$284,288
Interest expense	87,030	87,334	149,273	149,880

Net interest income	114,347	114,043	135,015	134,408
Provision for loan losses	20,149	20,149	9,464	9,464

Net interest income after provision	94,198	93,894	125,551	124,944
Noninterest income	35,608	35,608	45,574	45,574
Noninterest expense	99,547	99,639	126,752	127,041

Net income before income tax	30,259	29,863	44,373	43,477
Income tax expense	17,838	17,679	10,966	10,608

Net income	$12,421	$12,184	$33,407	$32,869

Per Share Data
Net income
Basic	$0.57	$0.58	$1.53	$1.54
Diluted	$0.57	$0.58	$1.53	$1.54
Cash dividends declared	$0.69	$0.69	$0.92	$0.92
Book value at end of period	$16.22	$16.64	$19.11	$19.10

Balances End of Period
Total assets	$4,705,851	$4,707,472
Earning assets	4,256,253	4,238,490
Investment securities	513,188	513,188
Loans, net	3,657,377	3,675,377
Total deposits	3,511,257	3,511,257
Borrowings	726,308	716,308
Stockholders’ equity	421,798	411,304
Allowance for loan losses	43,304	43,304

Notes to Unaudited Pro Forma Summary of Selected Financial Data appear on the following page.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

(1)	Alternative A—Issuance of 3,576,417 shares of First Merchants common stock:

Assumes the maximum number of Lincoln common shares being exchanged for shares of First Merchants common stock (subject to the 3,576,417 limitation) and the balance for cash. The average of the closing prices of First Merchants common stock on August 29, September 2, 3, 4 and 5, 2008, the two days before public announcement of the merger, the day of such public announcement, and the two days after such public announcement, was $19.49. Such amount is less than or equal to $30.00 per share and greater than or equal to $16.50 per share. Accordingly, it has been assumed for the purposes of this pro forma consolidated financial data that there will be no adjustment to the conversion ratio and 0.7004 shares of First Merchants common stock will be issued for each share of Lincoln common stock subject to a stock election. Whether the conversion ratio is actually adjusted will be determined at the time of closing of the merger pursuant to the adjustment mechanism described in greater detail in “THE MERGER—Conversion Ratio Adjustment,” on page 47. Using the assumptions outlined above, Lincoln shareholders would receive an aggregate of $4,684,896 in cash payments. Based on such assumptions and a $19.49 per share price for First Merchants common stock, the purchase price is computed as follows:

Common stock (3,576,417 shares at stated value of $0.125 per share)	$447
Capital surplus (3,576,417 shares at $19.365 per share)	69,258
Total stock issued (3,576,417 shares at $19.49 per share)	69,705
Transaction costs (estimated)	500
Cash price	4,685

Total purchase price	$74,890

(2)	Alternative B—Issuance of 3,038,003 shares of First Merchants common stock:

Assumes 4,337,525 Lincoln common shares (80%) become subject to stock elections and 1,065,990 Lincoln common shares (20%) become subject to cash elections. The average of the closing prices of First Merchants common stock on August 29, September 2, 3, 4 and 5, 2008, the two days before public announcement of the merger, the day of such public announcement, and the two days after such public announcement, was $19.49. Such amount is less than or equal to $30.00 per share and greater than or equal to $16.50 per share. Accordingly, it has been assumed that there would be no adjustment to the conversion ratio and 0.7004 shares of First Merchants common stock would be issued for each Lincoln common share subject to a stock election and $15.76 cash is issued for each Lincoln common share subject to a cash election. Whether the conversion ratio is actually adjusted will be determined at the time of closing of the merger pursuant to the adjustment mechanism described in greater detail in “THE MERGER—Conversion Ratio Adjustment,” on page 47. Assuming 80% of the outstanding Lincoln common shares become subject to elections to receive First Merchants common stock and a $19.49 per share price for First Merchants common stock, the purchase price is computed as follows:

Common stock (3,038,003) shares at stated value of $0.125 per share)	$380
Capital surplus (3,038,003 shares at $19.365 per share)	58,831
Total stock issued (2,979,320 shares at $19.49 per share)	59,211
Cash price:
1,065,990 Lincoln common shares at $15.76 per share	16,800
Transaction costs (estimated)	500

Total purchase price	$76,511

RISK FACTORS

In determining whether to vote to adopt the Merger Agreement and the merger, along with the other information contained in this prospectus, you should carefully consider the following risk factors as well as those listed under the heading “Risk Factors” contained in First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this prospectus.

•	The integration of Lincoln’s business with First Merchants’ business may be difficult.

Even though First Merchants has acquired other financial services businesses in the past, the success of the merger with Lincoln will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate Lincoln’s operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and the depositors of Lincoln to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers from First Merchants and Lincoln;

•	achieve projected net income of Lincoln and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and Lincoln, and in nearby communities.

The merged company’s failure to successfully integrate Lincoln with First Merchants may adversely affect its financial condition and results of operations.

•	The First Merchants common stock and cash received by Lincoln shareholders may differ from their elections.

The Merger Agreement provides that Lincoln shareholders may elect to receive all First Merchants common stock for their shares, all cash for their shares or a combination of First Merchants common stock for a portion of their shares and cash for a portion of their shares. Although Lincoln shareholders will have the opportunity to elect the form of merger consideration they prefer to receive, the Merger Agreement provides that First Merchants is not required to issue more than 3,576,417 shares of its common stock or pay more than $16,800,000 in cash to Lincoln shareholders in connection with the merger. As a result, you may not receive all of the stock or cash merger consideration you elect. This may result in adverse financial or tax consequences to you. You will not know the mix of stock and cash consideration you will receive until after we complete the merger.

If it is necessary to reduce the amount of stock or cash elections under the Merger Agreement, the cash elections will be reduced on a pro rata basis only to the extent necessary to reduce the aggregate cash payment to less than $16,800,000, and the stock elections will be reduced by first converting all non-electing shares to cash elections and then reducing stock elections on a pro rata basis only to the extent necessary to reduce the aggregate shares being issued to less than 3,576,417, as applicable. You should also be aware that The Lincoln Bank Employee Stock Ownership Plan and 401(k) Saving Plan and Trust Agreement (Lincoln ESOP) may be exempt from this adjustment of its election if its trustee(s) determine that the adjustment will violate certain ERISA requirements.

•	The value of merger consideration for those Lincoln shareholders who receive First Merchants common stock will fluctuate.

If the merger is completed, Lincoln shareholders who do not receive $15.76 in cash per share for their Lincoln common shares will receive a number of shares of First Merchants common stock based on a fixed exchange ratio of 0.7004 shares of First Merchants common stock for each Lincoln common share, subject to the possibility of an adjustment upward or downward to the conversion ratio as provided in the Merger Agreement. Because the market value of First Merchants common stock may fluctuate, the value of the consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you would receive at the time you must make your election. The value of the First Merchants common stock on the closing date of the merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this proxy statement-prospectus, on the date of the special meeting or on the date you submit your election. Moreover, the fairness opinion of Sandler is dated as of September 2, 2008. Lincoln does not intend to obtain any further update of the Sandler fairness opinion. Changes in the operations and prospects of First Merchants and Lincoln, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and Lincoln, on which the opinion of Sandler is based, may alter the relative value of the companies. Therefore, the Sandler opinion does not address the fairness of the merger consideration at the time the merger will be completed.

We urge you to obtain current market quotations for First Merchants common stock and Lincoln common shares because the value of the shares you receive may be more or less than the value of such shares as of the date of this document.

•	The merged company will have increased its leverage and reduced its borrowing capacity.

To fund the cash paid to Lincoln shareholders in the merger, First Merchants expects to incur a maximum $17 million of additional indebtedness through increased borrowing on its existing line of credit Increased indebtedness may reduce the merged company’s flexibility to respond to changing business and economic conditions or fund the capital expenditure or working capital needs of its subsidiaries. In addition, covenants the merged company makes in connection with the financing may limit the merged company’s ability to incur additional indebtedness, and the leverage may cause potential lenders to be unwilling to loan funds to the merged company in the future. To the extent permitted by the merged company’s regulators, it will require greater dividends from its subsidiaries than those historically received in order to satisfy its debt service requirements. If its subsidiaries pay dividends to the merged company, they will have less capital to address their capital expenditures and working capital needs.

•	The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. Approximately 59% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and Lincoln make various assumptions and judgments about the collectability of loan portfolios and provide allowances for potential losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently change, the allowance for loan losses may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase the allowance in the future. Increases in the merged company’s allowance for loan losses would decrease its net income.

•	Loan quality deterioration will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and Lincoln seeks to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. The evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. In connection with recent negative economic developments, many financial institutions, including First Merchants and Lincoln, have experienced unusual and significant declines in the performance of their loan portfolios, and the values of real estate collateral supporting many loans have declined. If current trends in the housing and real estate markets continue, we expect that loan delinquencies and credit losses may increase. Although First Merchants and Lincoln believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of September 30, 2008, First Merchants had $38,014,000 and Lincoln had $13,223,000 in non-performing loans. As of December 31, 2007, First Merchants had $29,176,000 and Lincoln had $7,900,000 in non-performing loans.

•	Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	others factors beyond the merged company’s control.

Each of First Merchants and Lincoln has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

•	Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central Indiana and Central Ohio areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily in the Central Indiana and Central Ohio areas. Favorable economic conditions may not exist in the merged company’s markets.

An economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of Lincoln and First Merchants may decline; and

•

collateral for loans made by Lincoln and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

•	Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and By-Laws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page 137. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

•	If the merger is not completed, Lincoln will have incurred substantial expenses without realizing the expected benefits.

Lincoln has incurred substantial expenses in connection with the transactions described in this proxy statement-prospectus. The completion of the merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Lincoln expects to incur approximately $            in merger related expenses, which include legal, accounting and financial advisory expenses and which excludes the investment banker’s commission on the sale and any termination fees, if applicable. These expenses could have a material adverse impact on the financial condition of Lincoln because it would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

•	The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Lincoln.

Until the completion of the merger, with some exceptions, Lincoln is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, Lincoln has agreed to pay a termination fee and expenses of $3,200,000 to First Merchants if the Lincoln Board of Directors does not recommend approval of the Merger Agreement to the Lincoln shareholders. These provisions could discourage other companies from trying to acquire Lincoln even though such other companies might be willing to offer greater value to Lincoln’s shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Lincoln’s financial condition.

•	The merger may not be completed based on fluctuations in the market price of First Merchants common stock.

If the First Merchants Average Price is less than $16.50 and First Merchants chooses not to adjust the 0.7004 exchange ratio, Lincoln may choose to terminate the Merger Agreement. If the First Merchants Average Price is greater than $30.00 and Lincoln chooses not to adjust the 0.7004 exchange ratio, First Merchants may choose to terminate the Merger Agreement. Neither party will owe a termination fee to the other party if the termination is pursuant to these provisions.

THE LINCOLN SPECIAL MEETING

Special Meeting of Shareholders of

Lincoln Bancorp

General Information

We are furnishing this document to the shareholders of Lincoln in connection with the solicitation by the Board of Directors of Lincoln of proxies for use at the Lincoln special meeting of shareholders to be held on                     ,                     , 2008, at     :            .m., local time, at Guilford Township Community Center, Hummel Park, 1500 S. Center Street, Plainfield, Indiana. This document is first being mailed to Lincoln shareholders on                     , 2008, and includes the notice of Lincoln special meeting, and is accompanied by a form of proxy. The Election Form will be sent to you through a separate mailing.

Matters To Be Considered

The purposes of the special meeting are for you to consider and vote upon adoption of the Merger Agreement, by and between First Merchants and Lincoln, to consider and vote upon a proposal to adjourn or postpone the meeting to permit further solicitation of proxies, and to consider and vote upon any other matters that properly come before the special meeting or any adjournment or postponement of the special meeting. Pursuant to the Merger Agreement, Lincoln will merge into First Merchants. The Merger Agreement is attached to this document as Appendix A and is incorporated in this document by this reference. For a description of the Merger Agreement, see “THE MERGER,” beginning on page 30.

Votes Required

Adoption of the Merger Agreement requires the affirmative vote of at least a majority of the outstanding Lincoln common shares. Lincoln has fixed                     , 2008, as the record date for determining those Lincoln shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were a Lincoln shareholder of record at the close of business on                     , 2008, you will be entitled to notice of and to vote at the special meeting. If you are not the record holder of your shares and instead hold your shares in a “street name” through a bank, broker or other record holder, that person will vote your shares in accordance with the instructions you provide them on the enclosed proxy. Each Lincoln common share you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on the record date of                     , 2008, there were approximately                      Lincoln common shares outstanding held by approximately                      shareholders.

As of the record date, Lincoln’s executive officers, directors and their affiliates had voting power with respect to an aggregate of              shares or approximately         % of the Lincoln common shares outstanding. Each member of the Board of Directors of Lincoln as of September 2, 2008, the date the Merger Agreement was executed, signed a voting agreement with First Merchants to cause all Lincoln common shares owned by them of record or beneficially to be voted in favor of the merger. See “THE MERGER—Voting Agreement” on page 59. As of the record date, the members of the Lincoln Board of Directors and their affiliates had power to vote an aggregate of             Lincoln common shares outstanding. In addition, we also currently expect that the executive officers of Lincoln will vote all of their shares in favor of the proposal to adopt the Merger Agreement.

Proxies

If you are a Lincoln shareholder, you should have received a proxy card for use at the Lincoln special meeting with this proxy statement-prospectus. The accompanying proxy card is for your use at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the Lincoln shareholders giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” adoption of the Merger Agreement and “FOR” adjournment or postponement of the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present to approve the Merger Agreement.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to the Secretary of Lincoln at or prior to the special meeting a written notice of revocation addressed to John M. Baer, Lincoln Bancorp, 905 Southfield Drive, Plainfield, Indiana 46168; or

•	delivering to Lincoln at or prior to the special meeting a properly executed proxy having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Therefore, your right to attend the special meeting and vote in person will not be affected by executing a proxy. If your shares are held in the name of your broker, bank or other nominee, and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you may vote your shares in person or by proxy at the special meeting. In addition, to be effective, Lincoln must receive the revocation before the proxy is exercised.

Because adoption of the Merger Agreement requires the affirmative vote of at least a majority of the outstanding Lincoln common shares, abstentions and broker non-votes will have the same effect as voting against adoption of the Merger Agreement. Accordingly, your Board of Directors urges all Lincoln shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You should not send stock certificates with your proxy card.

Participants in Lincoln’s ESOP

If you participate in the Employee Stock Ownership Plan portion of Lincoln’s 401(k) plan, you will receive a voting instruction form that reflects all shares you may vote under the employee stock ownership plan. Under its terms, all shares held in the employee stock ownership plan will be voted by the employee stock ownership plan trustee, but each participant in the employee stock ownership plan may direct the trustee how to vote the shares of Lincoln common stock allocated to his or her employee stock ownership plan account. Unallocated shares of Lincoln common stock held by the employee stock ownership plan trust and allocated shares for which no timely voting instructions are received will be voted by the trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. The deadline for returning your voting instructions to the trustee is                      , 2008.

Participants in Lincoln’s Dividend Reinvestment Plan

If you participate in Lincoln’s dividend reinvestment plan, you will receive a voting instruction form that reflects all shares you may vote under the plan. Under the terms of the plan, all shares will be voted by the plan trustee, but each participant in the dividend reinvestment plan may direct the trustee how to vote the shares of Lincoln common stock allocated to his or her dividend reinvestment plan account.

Solicitation of Proxies

Lincoln will bear the entire cost of soliciting proxies from Lincoln shareholders. In addition, Lincoln will bear the cost of printing and mailing this document. Lincoln will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. Lincoln will reimburse these banks, brokers and other record holders for their reasonable expenses. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of Lincoln, who will not be specially compensated for such soliciting. In addition, Georgeson Shareholder Communications, Inc. has been engaged to assist with the solicitation of proxies and the return of election forms and will receive fees estimated at $            plus reimbursement of out-of-pocket expenses. Lincoln will also make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. Lincoln will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

In soliciting proxies, no one has any authority to make any representations and warranties about the merger or the Merger Agreement in addition to or contrary to the provisions stated in this document. No statement regarding the merger or the Merger Agreement should be relied upon except as expressly stated in this document.

Recommendation of the Board of Directors

Lincoln’s Board of Directors has unanimously approved the Merger Agreement and the merger. Lincoln’s Board believes that the merger is fair to and in the best interests of Lincoln and its shareholders. The Board unanimously recommends that the Lincoln shareholders vote “FOR” the Merger Agreement. See “THE MERGER—Lincoln’s Reasons for the Merger” on page 32 and “THE MERGER—Recommendation of the Board of Directors” on page 34.

Proposal to Adjourn or Postpone the Special Meeting

In addition to the proposal to approve the merger, you are also being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the merger.

Pursuant to Indiana law, the holders of at least a majority of the outstanding shares of Lincoln’s common stock are required to approve the merger. It is rare for a company to achieve 100% (or even 90%) shareholder participation at a meeting of shareholders, and only a majority of the holders of the outstanding shares of common stock of Lincoln are required to be represented at the special meeting, in person or by proxy, in order for a quorum to be present. In the event that shareholder participation at the special meeting is lower than expected, Lincoln would like the flexibility to adjourn or postpone the meeting in order to attempt to secure broader shareholder participation in the decision to merge the two companies.

Approval of the proposal to adjourn or postpone the special meeting to allow extra time to solicit proxies (Proposal 2 on your proxy card) requires more votes to be cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be treated as “NO” votes (as they are with respect to the merger) and, therefore, will have no effect on this proposal.

Lincoln’s Board of Directors recommends that you vote “FOR” this proposal.

Other Matters

The special meeting of Lincoln shareholders has been called for the purposes set forth in the Notice to Lincoln shareholders included in this document. Your Board of Directors is unaware of any other matter for action by shareholders at the special meeting other than the proposal to adopt the Merger Agreement. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the management of Lincoln.

Security Ownership of Lincoln Management

The following table shows, as of September 18, 2008, the number and percentage of shares of common stock held by Lincoln’s directors, executive officers, holders of more than five percent of Lincoln’s common stock, and directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the U.S. Securities and Exchange Commission, and information provided to us, except where otherwise noted.

The number of shares beneficially owned by each individual is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose, including the ability to vote such shares at the special meeting. Under these rules, beneficial ownership includes any shares as to which the individual has the right to acquire within 60 days after September 18, 2008 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Security Ownership

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Lester N. Bergum	52,977	(1)	*
Dennis W. Dawes	26,690	(2)	*
Jerry R. Engle	142,541	(3)	2.63%
W. Thomas Harmon	77,197	(4)	1.45%
Jerry R. Holifield	62,483	(5)	1.17%
David E. Mansfield	41,480	(6)	*
R. J. McConnell	44,861	(7)	*
Patrick A. Sherman	36,000	(8)	*
John M. Baer	130,870	(9)	2.43%
J. Douglas Bennett	8,475	(10)	*
John B. Ditmars	77,241	(11)	1.44%
Bryan Mills	10,247	(12)	*
Jonathan D. Slaughter	18,478	(13)	*
Fiserve, Inc., as trustee under the Lincoln Bancorp Employee Stock Ownership and 401(k) Plan and Trust	465,045	(14)	8.74%
All directors and executive officers as a group (13 persons)	729,540	(15)	12.73%

*	Less than 1% of the class.
(1)	Includes 19,694 shares held jointly by Mr. Bergum and his spouse, options for 20,000 shares granted under Lincoln’s option plans, and 893 shares held under the Recognition and Retention Plan. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(2)	Includes options for 23,500 shares granted under Lincoln’s option plans, and 893 shares held under the Recognition and Retention Plan. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(3)	Includes 34,603 shares held jointly by Mr. Engle and his spouse, all of which are held in a brokerage account securing a margin loan to Mr. Engle, 99,875 shares subject to options granted under Lincoln’s option plans, 3,000 shares held under the Lincoln Bank Recognition and Retention Plan and Trust, and 3,696 shares allocated to Mr. Engle’s account under the 401(k) Plan as of December 31, 2007. Does not include options for 16,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(4)	Includes 20,000 shares granted under Lincoln’s option plans and 893 shares held under the Recognition and Retention Plan. Includes 15,401 shares held in trust for the benefit of his spouse, as to which Mr. Harmon serves as trustee, and 14,130 shares held in his wife’s trust for Mr. Harmon’s benefit, as to which his wife serves as trustee. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(5)	Includes 15,297 shares held jointly by Mr. Holifield and his spouse, options for 30,000 shares granted under Lincoln’s option plans, and 893 shares held under the Recognition and Retention Plan. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.

(6)	Includes 11,107 shares held in a trust for the benefit of Mr. Mansfield’s children, as to which Mr. Mansfield and his spouse serve as trustees, options for 29,480 shares granted under Lincoln’s option plans, and 893 shares held under the Lincoln Bank Recognition and Retention Plan (Recognition and Retention Plan). Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(7)	Includes 6,087 shares held in a trust for the benefit of Mr. McConnell, 3,774 shares held jointly with his spouse, all of which are pledged to secure a bank loan to Mr. McConnell, 3,000 shares held under the Recognition and Retention Plan, and options for 30,000 shares granted under Lincoln’s option plans. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(8)	Includes 30,000 shares granted under Lincoln’s option plans and 3,000 shares held under the Recognition and Retention Plan. Does not include options for 2,000 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(9)	Includes 24,891 shares held jointly by Mr. Baer and his spouse, 15,391 of which are pledged to secure a bank loan to Mr. Baer, options for 60,092 shares granted under Lincoln’s option plans, and 16,987 shares allocated to Mr. Baer’s account under the 401(k) Plan as of December 31, 2007. Does not include options for 2,250 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(10)	Includes 2,000 shares subject to options granted under Lincoln’s stock option plans. Does not include options for 5,250 shares which are not exercisable within 60 days of September 18, 2008.
(11)	Includes 6,016 shares held jointly by Mr. Ditmars and his spouse, 984 shares held in a trust of which Mr. Ditmars is a beneficiary, 57,625 shares subject to options granted under Lincoln’s option plans, and 2,629 shares allocated to Mr. Ditmars’ account under the 401(k) Plan as of December 31, 2007. Does not include options for 18,250 shares granted under those option plans which are not exercisable within 60 days of September 18, 2008.
(12)	Includes 2,250 shares subject to options granted under Lincoln’s stock option plans and 81 shares held as custodian for Mr. Mills’ daughter. Does not include options for 2,250 shares which are not exercisable within 60 days of September 18, 2008.
(13)	Includes options for 5,000 shares granted under Lincoln’s option plans and 3,014 shares allocated to Mr. Slaughter’s account under the 401(k) Plan as of December 31, 2007. Does not include options for 2,250 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.
(14)	These shares are held by the Trustee of the Lincoln Bancorp Employee Stock Ownership and 401(k) Plan and Trust. The employees participating in that plan are entitled to instruct the Trustee how to vote shares held in their accounts under the plan. Unallocated shares held in a suspense account under the employee stock ownership portion of the plan are required under the plan terms to be voted by the Trustee in the same proportion as allocated shares are voted.
(15)	Includes 13,465 shares held under the Recognition and Retention Plan, options for 409,822 shares granted under Lincoln’s option plans, and 28,792 shares allocated to the accounts of those persons under the 401(k) Plan as of December 31, 2007. Does not include options for 60,250 shares granted under Lincoln’s option plans which are not exercisable within 60 days of September 18, 2008.

THE MERGER

At the special meeting, the shareholders of Lincoln will consider and vote upon adoption of the Merger Agreement. The following summary highlights some of the terms of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. To understand the merger, you should read carefully the entire Merger Agreement, which is attached to this document as Appendix A and is incorporated herein by reference.

Description of the Merger

Under the terms of the Merger Agreement, Lincoln will merge with First Merchants and the separate corporate existence of Lincoln will cease. The Articles of Incorporation and By-Laws of First Merchants, as in effect prior to the merger, will continue to be the Articles of Incorporation and By-Laws of First Merchants after the merger.

Background of the Merger

The Board of Directors and management of Lincoln have periodically explored and discussed strategic options potentially available to Lincoln in light of the growing competition and continuing consolidation in the banking and financial services industry and the increasing difficulty financial institutions such as Lincoln have in competing effectively with larger financial institutions. These strategic discussions have included, among other things, continuing as an independent institution, pursuing strategies for organic growth and acquiring, affiliating or merging with other financial institutions. On certain occasions, representatives of Lincoln have had informal exploratory discussions with representatives of other financial institutions concerning the possibility of a business combination. Until early 2008, the Lincoln Board of Directors had concluded that Lincoln’s shareholders, customers and employees were best served by Lincoln remaining as an independent financial institution.

At its January 22, 2008 meeting, the Lincoln Board of Directors met with representatives of Sandler O’Neill & Partners, L.P. (Sandler) and determined to engage Sandler to render financial advisory and investment banking services in connection with the evaluation of strategic alternatives, including a possible combination with another financial institution. At this meeting, Lincoln and Sandler discussed the universe of potential buyers, compiled preliminary information on Lincoln and examined the financial impact of a potential business combination. By letter dated January 23, 2008, Lincoln retained Sandler.

In a series of meetings of the Lincoln Board of Directors held between January and April, 2008, the Board continued to consider the advantages and disadvantages of engaging in a business combination at the present time. Lincoln’s Board and senior management also worked with Sandler to prepare a Confidential Information Memorandum to be used to determine the level of interest of other financial institutions in acquiring Lincoln.

In late April 2008, Sandler began contacting on behalf of Lincoln potential strategic partners, including First Merchants, and distributed confidentiality agreements to those who expressed an initial interest. Seven financial institutions executed confidentiality agreements. In early May 2008, Confidential Information Memoranda were distributed to the seven parties that executed confidentiality agreements. Each of the parties receiving Confidential Information Memoranda were asked to review the information provided in that document in conjunction with publicly available information regarding Lincoln in order to provide an initial, non-binding indication of interest by May 22, 2008.

On May 27, 2008, Sandler reviewed the results of the solicitation process with management and the Board of Directors of Lincoln. In that meeting, Sandler detailed each non-binding indication of interest submitted, the pro forma impact of a business combination with each institution that submitted a non-binding indication of interest, the general banking environment and the current merger and acquisition environment. Of the seven parties receiving Confidential Information Memoranda, three financial institutions submitted a written, non-binding indication of interest for an affiliation with Lincoln, subject to due diligence and negotiation of a definitive agreement. After reviewing these preliminary indications of interest with Sandler, the Board of Directors of Lincoln elected to invite those three institutions to interview with the Board of Directors of Lincoln. At a meeting on June 4, 2008, the Lincoln Board of Directors did interview the three institutions, and after consideration of each institution’s indication of interest, organizational background, strategic objectives and potential approach to integration of a potential acquisition with Lincoln, the Board of Directors of Lincoln elected to invite two of the three financial institutions to conduct due diligence investigations of Lincoln.

During the period between June 16, 2008 and June 28, 2008 the two financial institutions conducted their due diligence reviews of Lincoln. First Merchants submitted a revised indication of interest on July 23, 2008. The other financial institution notified Lincoln that it was withdrawing from the process.

The revised indication of interest submitted by First Merchants differed in many respects from the Merger Agreement ultimately signed by the parties. For example, the upper limit on the range of stock prices within which the transaction could be completed was increased significantly, in the final Merger Agreement, which allowed Lincoln shareholders more potential upside from pre-closing improvements in the First Merchants stock price. The indication of interest would have imposed $4 million in liquidated damages on Lincoln if the Lincoln Board of Directors had subsequently accepted a better acquisition proposal as opposed to $3.2 million in the Merger Agreement. First Merchants also proposed that it should be able to abandon the transaction without any consequences if for any reason the merger were not completed by December 31, 2008, compared to the $2 million in liquidated damages owed by First Merchants under the Merger Agreement if it is terminated for this reason.

On July 29, 2008, with the assistance of Sandler, the Lincoln Board of Directors reviewed the revised indication of interest from First Merchants. Sandler made a presentation summarizing the perceived advantages and disadvantages of the proposal and provided an update on prevailing market conditions for publicly-traded financial stocks. The Lincoln Board of Directors determined that a transaction with First Merchants might present the best strategic opportunity for Lincoln and its shareholders and directed management to proceed with negotiation of the exchange ratio and other terms set forth in First Merchants’ indication of interest.

As negotiations progressed, Lincoln began conducting an on-site due diligence investigation of First Merchants on August 11, 2008. During the next several days, management of Lincoln, Sandler and legal counsel conducted additional due diligence reviews of First Merchants.

During the month of August, Lincoln, through its legal counsel and Sandler, negotiated a Merger Agreement with First Merchants and its legal counsel. During that period, the parties also prepared disclosure letters to accompany the Merger Agreement, conducted additional due diligence investigations and negotiated the voting agreement that First Merchants requested the directors and certain executive officers of Lincoln and Lincoln Bank to sign. The management of Lincoln provided the Board of Directors with an update on the status of the negotiations at its regularly scheduled board meeting on August 19, 2008.

On August 27, 2008, drafts of the Merger Agreement were sent by overnight delivery to the members of the Board of Directors of Lincoln for their initial review. At a meeting of the Board of Directors on August 29, 2008, legal counsel, together with Sandler, led the Board of Directors of Lincoln through a page-by-page, detailed review and discussion of the Merger Agreement, including additional changes from the drafts sent to the directors for their review, and outlined relevant outstanding issues. Following that meeting, members of the management teams of Lincoln and First Merchants and their respective legal counsel engaged in further negotiations on the outstanding issues, including principally the circumstances under which First Merchants or Lincoln could terminate the Merger Agreement and the amount of liquidated damages that either party would owe the other if it chose to terminate the Merger Agreement for various reasons.

On August 29, 2008, the First Merchants Board of Directors approved the terms of the Merger Agreement and authorized its executive officers to complete any further negotiations of the terms of the Merger Agreement within certain parameters.

On September 2, 2008, the Board of Directors of Lincoln held a special meeting with legal counsel and Sandler to receive an update on the events that had transpired to date and further review and discuss the finalized Merger Agreement and voting agreement. At that meeting, legal counsel reviewed the terms of the Merger Agreement and pointed out changes from the drafts previously reviewed by the Lincoln Board of Directors. Additionally, legal counsel discussed the directors’ fiduciary duties under Indiana law. Also at that meeting, Sandler rendered its opinion to the Board of Directors of Lincoln that the consideration to be received under the terms of First Merchants’ offer was fair to the shareholders of Lincoln from a financial point of view. Following review and discussion, the Board of Directors of Lincoln, by a unanimous vote, (1) determined that the Merger Agreement and the transactions contemplated under the Merger Agreement, including the merger, were in the best interests of Lincoln and its shareholders, (2) authorized management to execute and deliver the Merger Agreement, (3) recommended that the shareholders of Lincoln adopt and approve the Merger Agreement and the merger and (4) directed that the Merger Agreement and the merger be submitted to the shareholders at a special meeting. The directors and executive officers of Lincoln and Lincoln Bank also executed the proposed voting agreement.

The Merger Agreement was finalized and executed by all parties following the Lincoln board meeting in the evening of September 2, 2008. On the morning of September 3, 2008, Lincoln and First Merchants issued a joint press release announcing the signing of the Merger Agreement.

First Merchants’ Reasons for the Merger

In reaching its decision to approve the Merger Agreement and the merger, the First Merchants Board of Directors considered a number of factors concerning First Merchants’ benefits from the merger. Without assigning any relative or specific weights to the factors, the First Merchants Board considered the following material factors:

•	First Merchants’ respect for the ability and integrity of the Lincoln Board of Directors, management, and staff, and their affiliates;

•	First Merchants’ belief that expanding its operations offers important long-term strategic benefits to First Merchants;

•	Lincoln’s community banking orientation and its compatibility with First Merchants and its subsidiaries;

•

management’s view that the acquisition of Lincoln provides an attractive opportunity to enhance First Merchants’ presence in Central Indiana and the greater Indianapolis market, which is consistent with its strategic objectives to expand in desirable markets;

•

the likelihood of a successful integration of Lincoln’s business, operations and workforce with those of First Merchants and of successful operation of the combined company despite the challenges of this integration;

•

a review of (i) the business, operations, earnings, and financial condition including the capital levels and asset quality, of Lincoln on a historical, prospective, and pro forma basis in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the market in which Lincoln operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on a historical and prospective basis, and (iii) the results of First Merchants’ due diligence review of Lincoln; and

•	a variety of factors affecting and relating to the overall strategic focus of First Merchants.

Lincoln’s Reasons for the Merger

The Lincoln Board of Directors determined that the Merger Agreement and the merger consideration are in the best interests of Lincoln and its shareholders and recommends that Lincoln shareholders vote in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger.

In its deliberations and in making its determination, the Lincoln Board of Directors considered many factors including, without limitation, the following:

•

the fact that the value of the merger consideration represented a premium over the $10.35 closing price of Lincoln’s common stock on September 2, 2008 (the last trading day before the merger was announced);

•

the information that was included in the Sandler presentation to the Lincoln Board of Directors that indicated that the merger consideration represented a multiple to last twelve months earnings per share which was higher than the median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide;

•	the increased level of competition within the banking sector generally and within the market areas served by Lincoln from other, larger financial institutions and non-bank competitors;

•

the current and prospective economic climate for smaller financial institutions generally and Lincoln specifically, including declining net interest margins for many financial institutions, slower deposit growth and the increasing cost of regulatory burdens;

•

the effect of the merger on Lincoln Bank’s employees, including the prospect of continued employment and enhanced employment opportunities with a much larger and more diversified financial organization;

•	the effect of the merger on Lincoln Bank’s customers and community, including First Merchants’ community banking orientation and its compatibility with Lincoln;

•	more diverse financial products and services for Lincoln customers and an enhanced competitive position in the markets in which Lincoln operates;

•	the desire to provide shareholders with the prospects for greater future appreciation on their investments in Lincoln common stock than Lincoln could likely achieve independently;

•	the greater liquidity of First Merchants common stock, which is traded on the NASDAQ Global Select Market System;

•	the higher level of dividends paid by First Merchants on its common stock than Lincoln would be likely to achieve in the near future;

•	the potential tax advantage to Lincoln shareholders of accepting stock or stock and cash; and

•	the opinion delivered by Sandler that the merger consideration is fair, from a financial point of view, to the shareholders of Lincoln.

The Lincoln Board of Directors also identified several risks, uncertainties and disadvantages of the proposed transaction including, without limitation, the following:

•	the potential risks to Lincoln shareholders of accepting First Merchants stock for their Lincoln shares and thereby continuing to be subject to the uncertain market for financial institution stocks;

•	the possibility that by remaining independent Lincoln might obtain a higher price for shareholders at some time in the future;

•

the information that was included in the Sandler presentation to the Lincoln Board of Directors that indicated that the merger consideration represented a core deposit premium of 0.8% and was 104.9% of tangible book value, which were each lower than the corresponding median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide;

•	the possible negative effects of the transaction on Lincoln’s employees, customers and local community;

•	the possible disruption to Lincoln’s business that might result from the announcement of the transaction, the distractions of its management’s attention from the day-to-day operation of Lincoln’s business and certain restrictions in the Merger Agreement on Lincoln’s operations pending the completion of the merger; and

•	the liquidated damages to be paid by Lincoln if the Merger Agreement were terminated under certain circumstances.

In its deliberations and in making its determination, the Lincoln Board of Directors specifically considered the information that was included in the Sandler presentation to the Lincoln Board of Directors and concluded that in view of Lincoln’s recent stock trading prices, the positive factors in the Sandler presentation that the merger consideration represented a premium over market price and a multiple to last twelve months earnings per share which was higher in each case than the median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide outweighed the negative factors in the Sandler presentation that the merger consideration represented a core deposit premium and a multiple of tangible book value which were lower in each case than the median for selected bank merger transactions in the Midwest and for selected bank merger transactions nationwide.

The foregoing discussion of the information and factors considered by Lincoln is not intended to be exhaustive. In reaching its determination to enter into the Merger Agreement, Lincoln did not assign any relative or specific weights to the foregoing factors.

Recommendation of the Board of Directors

Lincoln’s Board of Directors has carefully considered and unanimously approved the Merger Agreement and unanimously recommends to Lincoln shareholders that you vote FOR the adoption of the Merger Agreement.

Funding of the Merger

First Merchants will need cash in the amount of approximately $4 million to $17 million, depending on Lincoln shareholder elections, to fund the cash consideration portion of the merger consideration. First Merchants proposes to obtain the necessary funds to acquire the common stock of Lincoln through borrowings under its existing line of credit with Bank of America and from internal cash sources.

Effects of the Merger

The respective Boards of Directors of First Merchants and Lincoln believe that, over the long-term, the merger will be beneficial to First Merchants shareholders, including the current shareholders of Lincoln who will become First Merchants shareholders if the merger is completed. The First Merchants Board of Directors believes that one of the potential benefits of the merger is the cost savings that may be realized by combining the two companies, which savings are expected to enhance First Merchant’s earnings.

First Merchants expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after the merger, which will enable First Merchants to achieve economies of scale in these areas. First Merchants estimates these reductions will be approximately $26 million over the first three years following the merger. Promptly following the completion of the merger, which is expected to occur during the fourth quarter of 2008, First Merchants plans to begin the process of eliminating redundant functions, and eliminating duplicative expenses. The amount of any cost savings First Merchants may realize in 2009 will depend upon how quickly and efficiently First Merchants is able to implement the processes outlined above during the year.

First Merchants believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets;

•	reduce legal and accounting fees; and

•	achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

First Merchants has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

First Merchants also believes that the merger will be beneficial to the customers of Lincoln as a result of the additional products and services offered by First Merchants and its subsidiary banks and because of the increased lending capability.

Opinion of Lincoln’s Financial Advisor

As described above, the opinion of Sandler was among the many factors taken into consideration by the Lincoln Board of Directors in making its determination to approve the merger.

By letter dated January 23, 2008, Lincoln retained Sandler to act as its financial advisor in connection with a possible business combination. Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler acted as financial advisor to Lincoln in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the Merger Agreement on September 2, 2008. At the September 2, 2008 meeting at which the Lincoln Board of Directors considered and approved the Merger Agreement, Sandler delivered to the Lincoln Board of Directors its oral opinion, later confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Lincoln common stock, from a financial point of view. The full text of Sandler’s opinion is attached as Appendix B to this proxy statement-prospectus and Sandler has consented thereto in writing. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Lincoln’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler’s opinion speaks only as of the date of the opinion. The opinion was directed to the Lincoln Board of Directors and is directed only to the fairness of the merger consideration to the holders of Lincoln common stock from a financial point of view. The opinion does not address the underlying business decision of Lincoln to engage in the merger or any other aspect of the merger and is not a recommendation to any Lincoln shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. Sandler has reviewed the proxy statement prospectus and has approved the attachment of its opinion to this proxy statement prospectus and the references to and quotes from its opinion contained herein.

In connection with rendering its September 2, 2008 opinion, Sandler reviewed and considered, among other things:

(i)	the Merger Agreement;

(ii)	certain publicly available financial statements and other historical financial information of Lincoln that Sandler deemed relevant;

(iii)	certain publicly available financial statements and other historical financial information of First Merchants that Sandler deemed relevant;

(iv)	internal financial projections for Lincoln for the year ending December 31, 2008 and an estimated growth rate for the years thereafter as prepared by and reviewed with management of Lincoln;

(v)	internal earnings estimates for First Merchants for the years ending December 31, 2008 and December 31, 2009 as discussed with senior management of First Merchants and an estimated long-term growth rate for the years thereafter as reviewed with senior management of First Merchants;

(vi)	the pro forma financial impact of the merger on First Merchants based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Lincoln and First Merchants;

(vii)	the publicly reported historical price and trading activity for Lincoln’s and First Merchants’ respective common stock, including a comparison of certain financial and stock market information for Lincoln and First Merchants with similar publicly available information for certain other companies the securities of which are publicly traded;

(viii)	the financial terms of certain recent business combinations in the commercial banking and savings institution industry, to the extent publicly available;

(ix)	the current market environment generally and the banking environment in particular; and

(x)	such other information, financial studies, analyses and investigations and financial, economic and market criteria that Sandler considered relevant.

Sandler also discussed with certain members of senior management of Lincoln the business, financial condition, results of operations and prospects of Lincoln and held similar discussions with certain members of senior management of First Merchants regarding the business, financial condition, results of operations and prospects of First Merchants.

In performing its review, Sandler relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to Sandler by Lincoln and First Merchants or their respective representatives or that was otherwise reviewed by Sandler, and Sandler has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler further relied on the assurances of the respective managements of Lincoln and First Merchants that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler has not been asked to and has not undertaken an independent verification of any of such information and Sandler does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of Lincoln and First Merchants or any of their respective subsidiaries, or the collectibility of any such assets, nor has Sandler been furnished with any such evaluations or appraisals. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Lincoln and First Merchants nor has Sandler reviewed any individual credit files relating to Lincoln and First Merchants. Sandler has assumed, with Lincoln’s consent, that the respective allowances for loan losses for both Lincoln and First Merchants are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler received internal estimates for Lincoln and First Merchants from the respective managements of Lincoln and First Merchants. The projections of transaction costs, purchase accounting adjustments and expected cost savings used by Sandler in its analyses were prepared by and/or reviewed with the managements of Lincoln and First Merchants and were confirmed to Sandler that they reflected the best currently available estimates and judgments of such management of the future financial performance of Lincoln and First Merchants, respectively, and Sandler assumed that such performance would be achieved. Sandler expresses no opinion as to such estimates or the assumptions on which they are based. Sandler has also assumed that there has been no material change in Lincoln’s and First Merchants’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler. Sandler has assumed in all respects material to its analysis that Lincoln and First Merchants will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Lincoln’s consent, Sandler relied upon the advice Lincoln has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Merger Agreement.

Sandler’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to them of the date of its opinion. Events occurring after the date of its opinion could materially affect its opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler expressed no opinion as to what the value of First Merchants’ common stock will be when issued to Lincoln’s shareholders pursuant to the Merger Agreement or the prices at which Lincoln’s and First Merchants’ common stock may trade at any time. Sandler’s opinion was approved by its fairness opinion committee and the opinion does not address in any way the fairness of the amount or nature of the compensation to be received in the merger by Lincoln’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of Lincoln.

In rendering its September 2, 2008 opinion, Sandler performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler, but is not a complete description of all the analyses underlying Sandler’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler’s comparative analyses described below is identical to Lincoln or First Merchants and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Lincoln and First Merchants and the companies to which they are being compared.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Lincoln, First Merchants and Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Lincoln Board of Directors at its September 2, 2008 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler’s analyses do not necessarily reflect the value of Lincoln’s common stock or the prices at which Lincoln’s common stock may be sold at any time. The combined analyses of Sandler and the opinion provided were among a number of factors taken into consideration by the Lincoln Board of Directors in making its determination to adopt the plan of merger contained in the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of the Lincoln Board of Directors or management with respect to the fairness of the merger.

In arriving at its opinion Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. Accordingly, Sandler believes that the analyses and the summary of the analyses must be considered as a whole and that selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinions. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal. Sandler reviewed the financial terms of the proposed transaction. Based on the right to elect a cash consideration of $15.76 per share or a fixed exchange ratio of 0.7004 shares of First Merchants common stock for each share of Lincoln, subject to proration such that the cash portion will not exceed $16,800,000, Sandler calculated a transaction value of $13.96 per share. The calculation of transaction value was based on First Merchants’ stock price of $19.92 on August 29, 2008, and assumed Lincoln shareholders would elect to receive the maximum amount of cash. The transaction value was based on 5,319,731 Lincoln common shares outstanding and 527,722 options outstanding with a weighted-average exercise price of $13.29. Based upon draft financial information for Lincoln as of and for the twelve month period ended June 30, 2008, Sandler calculated the following transaction ratios:

Transaction Ratios

Transaction Price/LTM 2008 Earnings per Share	27.9	x
Transaction Price/Estimated FY 2008 Earnings per Share (1)	22.1	x
Transaction Price/Tangible Book Value	104.9%
Core Deposit Premium (2)	0.8%
Premium over Current Market Price (3)	40.7%

(1)	Based on Lincoln management estimates.
(2)	Assumes CDs greater than $100,000 are non-core deposits.
(3)	Based on Lincoln’s stock price of $9.92 as of August 29, 2008.

Comparable Company Analysis. Sandler used publicly available information for Lincoln and First Merchants to perform a comparison of selected financial and market trading information.

Sandler used this financial information to compare selected financial and market trading information for Lincoln and a group of financial institutions selected by Sandler which consisted of publicly traded commercial banks and thrifts headquartered in the Midwest with total assets between $750 million and $1.2 billion (Lincoln Peer Group):

Ames National Corp.	HF Financial Corp.
Baylake Corp.	HopFed Bancorp Inc.
Blue Valley Ban Corp.	Indiana Community Bancorp
Community Bank Shares of Indiana	LNB Bancorp Inc.
Dearborn Bancorp Inc.	Monroe Bancorp
Farmers National Banc Corp.	Ohio Valley Banc Corp.
Farmers & Merchants Bancorp	O.A.K. Financial Corp.
First Banking Center Inc. (1)	Princeton National Bancorp
First Business Financial Services Inc.	Team Financial Inc.
First Financial Service Corp.	United Bancorp
First Mid-Illinois Bancshares

(1)	Financial data as of or for the twelve months ended March 31, 2008.

The analysis compared certain financial information for Lincoln and the median financial and market trading data for the Lincoln Peer Group as of and for the twelve months ended June 30, 2008, unless otherwise noted. The table below sets forth the data for Lincoln and the median data for the Lincoln Peer Group as of and for the twelve months ended June 30, 2008, with pricing data as of August 29, 2008.

Comparable Group Analysis

	Lincoln		Comparable Group Median Result
Total Assets (in millions)	$869.9		$872.4
Total Equity (in millions)	$96.6		$69.0
Tangible Equity/Tangible Assets	8.38%		6.77%
Return on Average Assets	0.29%		0.65%
Return on Average Equity	2.55%		8.12%
Non-Performing Assets/Total Assets	1.63%		1.43%
Reserves/Non-Performing Loans	61.1%		59.6%
Price/Tangible Book Value	74.6%		113.4%
Price/Last Twelve Months Earnings per Share	19.8	x	11.5	x
Price/Est. FY 2008 Earnings per Share (1)	15.7	x	11.2	x
Core Deposit Premium	-3.5%		1.7%
Price/52-Week High	55.1%		74.6%
Market Capitalization (in millions)	$52.8		$64.2

(1)	FY 2008 EPS is based on Lincoln’s management estimates.

First Merchants’ Peer Group consisted of the following publicly traded commercial banks headquartered in the Midwest with total assets between $3.0 billion and $8.0 billion:

1st Source Corp.	Integra Bank Corp.
AMCORE Financial Inc.	Irwin Financial Corp.
Capitol Bancorp Ltd.	Midwest Banc Holdings Inc.
Chemical Financial Corp.	Old National Bancorp
First Busey Corp.	Park National Corp.
First Financial Bancorp.	PrivateBancorp Inc.
Heartland Financial USA Inc.	Republic Bancorp Inc.
Independent Bank Corp.	Taylor Capital Group Inc.

The analysis compared publicly available financial and market trading information for First Merchants and the median data for the First Merchants Peer Group as of and for the twelve months ended June 30, 2008, unless otherwise noted. The table below sets forth the data for First Merchants and the median data for the First Merchants Peer Group as of and for the twelve months ended June 30, 2008, with pricing data as of August 29, 2008.

Comparable Group Analysis

	First Merchants		Comparable Group Median Result
Total Assets (in millions)	$3,822.5		$4,001.6
Total Equity (in millions)	$347.4		$350.3
Tangible Equity/Tangible Assets	5.73%		6.01%
Return on Average Assets	0.86%		0.44%
Return on Average Equity	9.50%		4.92%
Non-Performing Assets/Total Assets	1.35%		1.53%
Reserves/Non-Performing Loans	91.5%		83.6%
Price/Tangible Book Value	165.1%		153.4%
Price/Last Twelve Months Earnings per Share	10.8	x	15.9	x
Price/Est. FY 2008 Earnings per Share (1)	10.6	x	15.7	x
Core Deposit Premium	5.8%		7.4%
Price/52-Week High	64.3%		62.2%
Market Capitalization (in millions)	$349.4		$418.9

(1)	FY 2008 EPS is based on First Merchants’ management estimates.

Stock Trading History. Sandler reviewed the history of the publicly reported trading prices of Lincoln’s common stock for the one-year and three-year periods ended August 29, 2008. Sandler also reviewed the relationship between the movements in the price of Lincoln’s common stock and the movements in the prices of the Nasdaq Bank Index, the indexed performance of the Lincoln Peer Group (detailed in the previous section) and First Merchants. The composition of the respective Lincoln Peer Group is discussed under the “Comparable Group Analysis” section above.

During the one-year period ended August 29, 2008, Lincoln’s common stock underperformed all of the indices and First Merchants to which it was compared.

Lincoln’s One-Year Stock Performance

	Beginning Index Value August 29, 2007	Ending Index Value August 29, 2008
Lincoln	100.00%	62.86%
Nasdaq Bank Index	100.00	76.84
Peer Group (1)	100.00	75.31
First Merchants	100.00	87.17

(1)	Refers to the Lincoln Peer Group outlined in the “Comparable Group Analysis” section above.

During the three-year period ended August 29, 2008, Lincoln’s common stock underperformed all of the indices and First Merchants to which it was compared.

Lincoln’s Three-Year Stock Performance

	Beginning Index Value August 29, 2005	Ending Index Value August 29, 2008
Lincoln	100.00%	56.72%
Nasdaq Bank Index	100.00	75.35
Peer Group (1)	100.00	66.21
First Merchants	100.00	74.19

(1)	Refers to the Lincoln Peer Group outlined in the “Comparable Group Analysis” section above.

Sandler also reviewed the history of the publicly reported trading prices of First Merchants’ common stock for the one-year and three-year periods ended August 29, 2008. Sandler also reviewed the relationship between the movements in the price of First Merchants’ common stock and the movements in the prices of the Nasdaq Bank Index, the indexed performance of the First Merchants Peer Group and Lincoln Bancorp. The composition of the respective First Merchants Peer Group is discussed under the “Comparable Group Analysis” section above.

During the one-year period ended August 29, 2008, First Merchants’ common stock outperformed all of the indices to which it was compared.

First Merchants’ One-Year Stock Performance

	Beginning Index Value August 29, 2007	Ending Index Value August 29, 2008
First Merchants	100.00%	87.17%
Nasdaq Bank Index	100.00	76.84
Peer Group (1)	100.00	78.70
Lincoln	100.00	62.86

(1)	Refers to the First Merchants Peer Group outlined in the “Comparable Group Analysis” section above.

During the three-year period ended August 29, 2008, First Merchants’ common stock underperformed the Nasdaq Bank Index. First Merchants’ common stock outperformed the First Merchants Peer Group and Lincoln Bancorp.

First Merchants’ Three-Year Stock Performance

	Beginning Index Value August 29, 2005	Ending Index Value August 29, 2008
First Merchants	100.00%	74.19%
Nasdaq Bank Index	100.00	75.35
Peer Group (1)	100.00	63.94
Lincoln	100.00	56.72

(1)	Refers to the First Merchants Peer Group outlined in the “Comparable Group Analysis” section above.

Net Present Value Analysis. Sandler performed an analysis that estimated the net present value per share of Lincoln’s common stock under various circumstances. In the analysis, Sandler assumed Lincoln performed in accordance with the financial projections for December 31, 2008 through 2012 discussed with Lincoln management. To approximate the terminal value of Lincoln’s common stock at December 31, 2012, Sandler applied price to earnings multiples of 8.0x to 18.0x and multiples of tangible book value ranging from 60% to 160%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 16.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Lincoln’s common stock. In addition, the net present value of Lincoln’s common stock at December 31, 2012 was calculated using the same range of price to earnings multiples (8.0x to 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 14.08% for tabular analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Lincoln’s common stock of $6.38 to $13.87 when applying the price to earnings multiples to the matched budget, $6.99 to $17.40 when applying multiples of tangible book value to the matched budget, and $5.59 to $15.56 when applying the price to earnings multiples to the 25% under budget to the 25% over budget range.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
12.00%	$7.31	$8.62	$9.93	$11.24	$12.55	$13.87
13.00%	$7.06	$8.32	$9.58	$10.84	$12.10	$13.36
14.00%	$6.82	$8.03	$9.24	$10.45	$11.67	$12.88
15.00%	$6.59	$7.76	$8.92	$10.09	$11.25	$12.42
16.00%	$6.38	$7.50	$8.62	$9.74	$10.86	$11.98

Earnings Per Share Multiples

Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$5.59	$6.50	$7.41	$8.31	$9.22	$10.12
(20.0%)	$5.84	$6.80	$7.77	$8.73	$9.70	$10.67
(15.0%)	$6.08	$7.10	$8.13	$9.16	$10.18	$11.21
(10.0%)	$6.32	$7.41	$8.49	$9.58	$10.67	$11.75
(5.0%)	$6.56	$7.71	$8.85	$10.00	$11.15	$12.30
0.0%	$6.80	$8.01	$9.22	$10.42	$11.63	$12.84
5.0%	$7.04	$8.31	$9.58	$10.85	$12.12	$13.38
10.0%	$7.29	$8.61	$9.94	$11.27	$12.60	$13.93
15.0%	$7.53	$8.92	$10.30	$11.69	$13.08	$14.47
20.0%	$7.77	$9.22	$10.67	$12.12	$13.56	$15.01
25.0%	$8.01	$9.52	$11.03	$12.54	$14.05	$15.56

Tangible Book Value Per Share Multiples

Discount Rate	60%	80%	100%	120%	140%	160%
12.00%	$8.03	$9.90	$11.77	$13.65	$15.52	$17.40
13.00%	$7.75	$9.55	$11.35	$13.15	$14.95	$16.75
14.00%	$7.48	$9.22	$10.95	$12.68	$14.41	$16.14
15.00%	$7.23	$8.90	$10.56	$12.22	$13.89	$15.55
16.00%	$6.99	$8.59	$10.19	$11.79	$13.39	$14.99

Sandler also performed an analysis that estimated the net present value per share of First Merchants’ common stock under various circumstances. In the analysis, Sandler assumed First Merchants performed in accordance with the financial projections for December 31, 2008 through 2012 provided by First Merchants management. To approximate the terminal value of First Merchants’ common stock at December 31, 2012, Sandler applied price to earnings multiples of 12.0x to 18.0x and multiples of tangible book value ranging from 120% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Merchants’ common stock. In addition, the net present value of First Merchants’ common stock at December 31, 2012 was calculated using the same range of price to earnings multiples (12.0x to 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 14.08% for tabular analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for First Merchants’ common stock of $18.25 to $30.13 when applying the price/earnings multiples to the matched budget, $14.50 to $25.36 when applying multiples of tangible book value to the matched budget, and $15.44 to $34.04 when applying the price/earnings multiples to the 25% under budget to the 25% over budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
12.00%	$21.14	$22.64	$24.14	$25.64	$27.13	$28.63	$30.13
13.00%	$20.37	$21.81	$23.24	$24.68	$26.12	$27.56	$29.00
14.00%	$19.63	$21.01	$22.39	$23.77	$25.16	$26.54	$27.92
15.00%	$18.92	$20.25	$21.58	$22.91	$24.24	$25.57	$26.90
16.00%	$18.25	$19.53	$20.80	$22.08	$23.36	$24.64	$25.92

Earnings Per Share Multiples

Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(25.0%)	$15.44	$16.47	$17.50	$18.54	$19.57	$20.60	$21.64
(20.0%)	$16.26	$17.36	$18.47	$19.57	$20.67	$21.77	$22.88
(15.0%)	$17.09	$18.26	$19.43	$20.60	$21.77	$22.95	$24.12
(10.0%)	$17.92	$19.16	$20.40	$21.64	$22.88	$24.12	$25.36
(5.0%)	$18.74	$20.05	$21.36	$22.67	$23.98	$25.29	$26.60
0.0%	$19.57	$20.95	$22.33	$23.70	$25.08	$26.46	$27.84
5.0%	$20.40	$21.84	$23.29	$24.74	$26.18	$27.63	$29.08
10.0%	$21.22	$22.74	$24.26	$25.77	$27.29	$28.80	$30.32
15.0%	$22.05	$23.64	$25.22	$26.80	$28.39	$29.97	$31.56
20.0%	$22.88	$24.53	$26.18	$27.84	$29.49	$31.15	$32.80
25.0%	$23.70	$25.43	$27.15	$28.87	$30.59	$32.32	$34.04

Tangible Book Value Per Share Multiples

Discount Rate	120%	140%	160%	180%	200%
12.00%	$16.76	$18.91	$21.06	$23.21	$25.36
13.00%	$16.15	$18.22	$20.28	$22.35	$24.42
14.00%	$15.58	$17.56	$19.55	$21.53	$23.52
15.00%	$15.03	$16.94	$18.85	$20.75	$22.66
16.00%	$14.50	$16.34	$18.18	$20.01	$21.85

In connection with its analyses, Sandler considered and discussed with the Lincoln Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler reviewed 10 merger transactions announced in the Midwest from October 1, 2007 through August 29, 2008 involving commercial banks and savings institutions as acquired institutions with announced transaction values greater than $20 million and less than $200 million. Sandler also reviewed 7 merger transactions announced Nationwide from October 1, 2007 through August 29, 2008 involving commercial banks and savings institutions as acquired institutions with announced transaction values greater than $10 million and less than $200 million, sellers’ return on average assets between 0.00% and 0.80%, sellers’ return on average equity between 0.00% and 8.00%, and sellers’ non-performing assets (NPAs)/ total assets greater than 1.00%. Sandler reviewed the following multiples: transaction price to last twelve months’ earnings per share, transaction price to tangible book value, core deposit premium and premium to market. As illustrated in the following table, Sandler compared the proposed merger multiples to the median multiples of the aforementioned groups of comparable transactions.

Comparable Transaction Multiples

	First Merchants/ Lincoln		Median Midwest Group Multiple (1)		Median Nationwide Group Multiple (2)
Transaction Price/Last Twelve Months’ Earnings per Share	27.9	x	24.6	x	21.6	x
Transaction Price/2008 Estimated Earnings per Share	22.1	x	—		—
Transaction Price/Tangible Book Value	104.9%		152.2%		147.3%
Core Deposit Premium (3)	0.8%		8.0%		7.0%
Premium to Current Market (4)	40.7%		37.1%		32.9%

(1)	Based on the median of 10 Midwest commercial bank and savings institution transactions since October 1, 2007 with a deal value between $20 million and $200 million.
(2)	Based on the median of 7 Nationwide commercial bank and savings institution transactions since October 1, 2007 with a deal value between $10 million and $200 million, sellers’ ROAA between 0.00% and 0.80%, sellers’ ROAE between 0.00% and 8.00% and sellers’ NPAs/Assets greater than 1.00%.
(3)	Assumes CDs > $100,000 are non-core deposits. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $74.8 million over tangible book value by core deposits.
(4)	Based on Lincoln’s stock price of $9.29 on August 29, 2008.

Pro Forma Merger Analysis. Sandler analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes in the 4th quarter of 2008; (ii) 5% to 20% of Lincoln’s shares are exchanged for $15.76 per share in cash and 80% to 95% of Lincoln’s shares are exchanged for common stock; (iii) options for Lincoln’s stock will be exchanged for cash or stock; (iv) Lincoln and First Merchants financial projections for 2008 through 2012 as provided by and reviewed with the senior management of both Lincoln and First Merchants; (v) the purchase accounting adjustments, transaction costs and charges associated with the merger and cost savings determined by the senior management of First Merchants. The analyses indicated that for the year ending December 31, 2010 (the first full year of fully phased-in operations), the merger would be accretive to First Merchants’ projected earnings per share, at December 31, 2008 (the assumed closing date of the merger), the merger would be accretive to First Merchants’ tangible book value per share, and at December 31, 2009 the merger would be accretive to Lincoln’s projected dividend per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous. Lincoln has agreed to pay Sandler a transaction fee in connection with the merger; of which $150,000 became due upon the signing of a definitive agreement. Sandler also received a fee of $150,000 in connection with the delivery of this opinion, which shall be credited against the transaction fee. The balance of the transaction fee is contingent, and payable, upon closing of the merger. Lincoln has also agreed to reimburse certain of Sandler reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

In the ordinary course of its respective broker and dealer businesses, Sandler may purchase securities from and sell securities to Lincoln and First Merchants and their affiliates. Sandler may also actively trade the debt and/or equity securities of Lincoln or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Exchange of Lincoln Common Shares

As of the effective date of the merger, you will be entitled to receive for each outstanding Lincoln common share you own, at your election, either (i) 0.7004 shares of First Merchants common stock (Share Option), or (ii) $15.76 in cash (Cash Option). You may elect to receive a combination of First Merchants common stock for some of your Lincoln shares and cash for some of your Lincoln shares. The 0.7004 conversion ratio is subject to upward or downward adjustment under certain circumstances. See “THE MERGER–Conversion Ratio Adjustment” on page 47.

You should obtain current market quotations for First Merchants common stock and Lincoln common shares. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date of the merger and thereafter. Because the number of shares of First Merchants common stock which you may elect to receive in exchange for each of your Lincoln shares is fixed, subject to upward or downward adjustment as described below, and the market price of First Merchants common stock may fluctuate, the value of the shares of First Merchants common stock that you may elect to receive in the merger may increase or decrease prior to and after the merger.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the merger through any stock split, stock dividend, recapitalization or similar transaction, then First Merchants will proportionately adjust the 0.7004 conversion ratio.

An Election Form is being mailed to you through a separate mailing. You must elect either the Share Option or the Cash Option with respect to each of the Lincoln common shares you own by completing the Election Form. You may elect a combination of the Share Option or the Cash Option for your Lincoln common shares. To be effective, American Stock Transfer & Trust Company, LLC (American Stock Transfer), must receive a properly completed Election Form by 5:00 p.m. local time on                     , 2008.

If a properly completed Election Form is not timely received for your Lincoln shares, you will be treated as if you elected the Share Option for all shares you own, subject to certain circumstances in which the shares will be treated as if you elected the Cash Option.

In the event the Share Option and Cash Option elections submitted by Lincoln shareholders would entitle Lincoln’s shareholders to receive in the aggregate 3,576,417 or less shares of First Merchants common stock and $16,800,000 or less in cash, all valid Share Options elections and Cash Option elections of Lincoln shareholders will be honored. In the event: (i) the Share Option elections would entitle Lincoln shareholders to receive in the aggregate more than 3,576,417 shares of its common stock; (ii) the Cash Option elections would entitle Lincoln shareholders to receive more than $16,800,000 in cash or (iii) the merger would not satisfy the “continuity of interest” rule applicable to tax-free reorganizations under the Internal Revenue Code of 1986, as amended (Continuity of Interest Rule), due to the amount of stock or cash that would be issuable in connection with the merger, certain of the Cash Option elections of the Lincoln shareholders may be converted into Share Option elections or certain of the Share Option elections of the Lincoln shareholders may be converted into Cash Option elections, as applicable.

In the event the Cash Option elections would entitle Lincoln shareholders to receive more than $16,800,000 in cash, the Cash Option elections will be converted to Share Option elections on a pro rata basis based on the number of Cash Option elections made by each shareholder (including the Lincoln ESOP only in limited circumstances as described below), but only to the extent necessary so that the total remaining number of Lincoln common shares covered by the Cash Option elections is such that the merger will result in cash payments of less than $16,800,000 in the aggregate and will satisfy the Continuity of Interest Rule. As a result of such provisions, certain Lincoln shareholders may receive less cash and more First Merchants common stock for their shares than they elected based on the choices made by the other Lincoln shareholders.

In the event the Share Option elections would entitle Lincoln shareholders to receive more than 3,576,417 shares of First Merchants common stock, all shares as to which no valid election was made (and which absent proration would be treated the same as Share Option elections) will be converted to Cash Option elections on a pro rata basis and, after all such shares are converted, the Share Option elections will be converted to Cash Option elections on a pro rata basis based on the number of Share Option elections made by each shareholder (including the Lincoln ESOP only in limited circumstances as described below), but only to the extent necessary so that the total remaining number of Lincoln common shares covered by the Share Option elections (and the non-elections, to the extent they are not all converted to Cash Option elections) is such that the merger will result in approximately 3,576,417 shares of First Merchants common stock being issued in connection with the merger and will satisfy the Continuity of Interest Rule. As a result of such provisions, certain Lincoln shareholders may receive less First Merchants common stock and more cash for their shares than they elected, and non-electing shareholders may receive a portion of their payment in cash, based on the choices made by the other Lincoln shareholders.

Shares held by the Lincoln ESOP are subject to the adjustments described above, but only to the extent that no less than Adequate Consideration (as defined in section 3(18) of Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder).

First Merchants will not issue fractional shares of First Merchants common stock to Lincoln shareholders. Each Lincoln shareholder who otherwise would be entitled to a fractional interest in a First Merchants share as a result of the conversion ratio will be paid a cash amount for the fractional interest. The amount of cash Lincoln shareholders will receive for any fractional interest will be calculated by multiplying the fractional interest by the average of the closing price of the common stock of First Merchants as reported in Bloomberg, L.P., for the 20 NASDAQ trading days preceding the 5th calendar day prior to the effective date of the merger (First Merchants Average Price).

If you hold your Lincoln common shares in “street name” through a bank or broker, your bank or broker is responsible for ensuring that the certificate or certificates representing your shares are properly surrendered and that the appropriate amount of cash or number of First Merchants shares are credited to your account. However, you must complete and return the Election Form (or a substitute form provided by your bank or broker) to your bank or broker in order to make a valid election for your shares.

After completion of the merger, your stock certificates previously representing Lincoln common shares will represent only the right for you to receive shares of First Merchants common stock and/or cash, as applicable. Prior to the surrender of Lincoln stock certificates for exchange subsequent to completion of the merger, the holders of such shares entitled to receive shares of First Merchants common stock will not be entitled to receive payment of dividends or other distributions declared on such shares of First Merchants common stock. However, upon the subsequent exchange of such certificates, First Merchants will pay, without interest, any accumulated dividends or distributions previously declared and withheld on the shares of First Merchants common stock. On the effective date of the merger, the stock transfer books of Lincoln will be closed and no transfer of Lincoln common shares will be made thereafter. If, after the effective date of the merger, you present certificates representing Lincoln common shares for registration or transfer, the certificates will be cancelled and exchanged for shares of First Merchants’ common stock and/or cash, as applicable.

Following completion of the merger, First Merchants will mail a letter of transmittal to each Lincoln shareholder. This transmittal letter will contain instructions on how to surrender your certificates representing Lincoln common shares. You should not return your Lincoln stock certificates with the enclosed proxy or the Election Form, but should retain them until you receive a letter of transmittal from First Merchants.

First Merchants will distribute stock certificates representing shares of First Merchants common stock and/or cash payments to each former shareholder of Lincoln within 15 business days after the later of (i) the effective date of the merger or (ii) the date the shareholder delivers his/her/its Lincoln stock certificates to American Stock Transfer accompanied by a properly completed and executed letter of transmittal. Delivery of Lincoln shares for conversion will not be taken until after completion of the merger. American Stock Transfer will act as conversion agent in the merger.

If your certificate for your Lincoln common shares has been lost, stolen or destroyed, First Merchants will issue the First Merchants common stock and/or make any cash payments to you after First Merchants receives from you an agreement to indemnify First Merchants against loss from such lost, stolen or destroyed certificate and an affidavit evidencing the loss, theft or destruction of your certificates.

Conversion Ratio Adjustment

If the First Merchants Average Price (as defined in the preceding section) is less than or greater than certain target prices set forth in the Merger Agreement, then First Merchants and Lincoln have the right to terminate the Merger Agreement. See “THE MERGER—Termination; Waiver; Amendment” on page 51. If either party exercises its right of termination, the other party then has the right to adjust the conversion ratio. If adjusted, the new conversion ratio will be determined by taking the target price triggering the adjustment times the existing conversion ratio of 0.7004, divided by the First Merchants Average Price. Provided below are a description of the target prices triggering a possible termination of the Merger Agreement or adjustment in the conversion ratio, followed by a scenario detailing how the conversion ratio may be adjusted. The scenarios are provided only as examples to assist you in understanding the conversion ratio adjustment provisions.

First, if the First Merchants Average Price is less than $16.50, then Lincoln may terminate the Merger Agreement. If the Lincoln Board of Directors exercises its right to terminate the Merger Agreement, it must give written notice to First Merchants of its election to terminate the merger within 48 hours after the 5th calendar day prior to the closing date of the merger. Within 3 business days after the receipt of such notice, First Merchants may elect to increase the conversion ratio to a number equal to $16.50 times the existing conversion ratio of 0.7004, divided by the First Merchants Average Price. If First Merchants elects to adjust the conversion ratio, the Merger Agreement will remain in effect with the adjusted conversion ratio and will not be terminated. If First Merchants does not elect to adjust the conversion ratio within 3 business days following Lincoln’s notice, then the Merger Agreement will terminate.

SCENARIO 1: If the First Merchants Average Price is $15.00 (which is less than $16.50) and the Lincoln Board of Directors elects to terminate the Merger Agreement by providing the required notice, then, at First Merchants’ election, the conversion ratio would be adjusted as follows by First Merchants and Lincoln:

16.50 x 0.7004	= 0.7704
15.00

Thus, the adjusted conversion ratio would be 0.7704 to 1, which would impact the number of shares of First Merchants common stock you would receive under the Share Option. The amount of cash to be received under the Cash Option would not be changed. Thus, under this scenario, after adjustment, you would be entitled to receive for each outstanding Lincoln common share you own at your election, either (i) 0.7704 shares of First Merchants common stock under the Share Option, or (ii) $15.76 in cash under the Cash Option.

Second, if the First Merchants Average Price is greater than $30.00, then First Merchants may terminate the Merger Agreement. If First Merchants’ Board exercises its right to terminate the Merger Agreement, it must give written notice to Lincoln of its election to terminate the merger within 48 hours after the 5th calendar day prior to the closing date of the merger. Within 3 business days after the receipt of such notice, Lincoln may elect to decrease the conversion ratio to a number equal to $30.00 times the existing conversion ratio of 0.7004, divided by the First Merchants Average Price. If Lincoln elects to adjust the conversion ratio, the Merger Agreement will remain in effect with the adjusted conversion ratio and will not be terminated. If Lincoln does not elect to adjust the conversion ratio within 3 business days following First Merchant’s notice, then the Merger Agreement will terminate.

SCENARIO 2: If the First Merchants Average Price is $31.50 (which is greater than $30.00) and First Merchants Board elects to terminate the Merger Agreement by providing the required notice, then, at Lincoln’s election, the conversion ratio would be adjusted as follows by First Merchants and Lincoln:

30.00 x 0.7004	= 0.6670
$31.50

Thus, the adjusted conversion ratio would be 0.6670 to 1, which would impact the number of shares of First Merchants common stock you would receive under the Share Option. The amount of cash to be received under the Cash Option would not be changed. Thus, under this scenario, after adjustment, you would be entitled to receive for each outstanding Lincoln common share you own at your election, either (i) 0.6670 shares of First Merchants common stock under the Share Option, or (ii) $15.76 in cash under the Cash Option.

The scenarios set forth above are provided as examples only and do not reflect what the actual First Merchants Average Price will be. The scenarios have been included in this document to help you understand how the conversion ratio adjustment works at various arbitrarily chosen prices. First Merchants and Lincoln will determine if an adjustment to the conversion ratio will be made in the 5 days preceding completion of the merger.

Rights of Dissenting Shareholders

Lincoln shareholders are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the Lincoln common shares are traded on the NASDAQ Global Market System.

Resale of First Merchants Common Stock by Lincoln Affiliates

Shares of First Merchants common stock to be issued to Lincoln shareholders in the merger have been registered under the Securities Act of 1933, as amended (Securities Act). These shares may be traded freely and without restriction by those Lincoln shareholders not considered to be “affiliates” of First Merchants under the Securities Act. At the present time, the only persons who are anticipated to be “affiliates” of First Merchants after the merger are Mr. Engle and the second individual director of Lincoln who joins the Board of Directors of First Merchants.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by Lincoln and First Merchants, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	accuracy of statements made as part of representations and warranties in the Merger Agreement;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments;

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	subsidiaries;

•	title to assets;

•	certain obligations to employees;

•	properties owned and leased;

•	shareholder rights plans;

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters;

•	compliance with the securities laws and filings with the Securities and Exchange Commission; and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the merger or the termination of the Merger Agreement. After the effective date of the merger or termination of the Merger Agreement, neither Lincoln and the officers and directors of Lincoln and its subsidiaries nor First Merchants and its officers and directors will have any liability for any of their representations and warranties made in the Merger Agreement unless a breach of a representation or warranty is willful or in the case of fraud.

Conditions to Completion of the Merger

First Merchants’ and Lincoln’s obligations to complete the merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective date of the merger:

•	the adoption of the Merger Agreement by the shareholders of Lincoln;

•

the registration statement relating to the issuance of First Merchants common stock being declared effective by the SEC and First Merchants receiving any state securities and blue sky approvals required for the offer and sale of First Merchants common stock to Lincoln shareholders;

•	notification to the NASDAQ Global Select Market System regarding the shares of First Merchants common stock to be issued to the Lincoln shareholders in connection with the merger;

•

the receipt of the approval of the Board of Governors of the Federal Reserve System and the Indiana Department of Financial Institutions of the merger and the expiration of any regulatory waiting period prior to consummation of the merger;

•	there being no order, decree or injunction of any court or agency in effect which enjoins or prohibits the consummation of the merger; and

•	the receipt of all consents and approvals of persons other than governmental and regulatory authorities that are required for consummation of the merger.

The obligation of First Merchants to consummate the merger is also subject to fulfillment of other conditions, including the following:

•

the receipt of an opinion of First Merchants’ counsel, Bingham McHale LLP, that the merger will be treated as a “reorganization” for the purposes of Section 368 of the Internal Revenue Code of 1986, as amended;

•

the representations and warranties of Lincoln set forth in the Merger Agreement being true and correct as of the effective date of the merger or any inaccuracies in any such representations and warranties of Lincoln set forth in the Merger Agreement not having a material adverse effect on the financial position, results of operations or business of Lincoln and its subsidiaries taken as a whole;

•	the performance in all material respects by Lincoln of all obligations required by the Merger Agreement to be performed by it at or prior to the effective date of the merger;

•	the receipt by First Merchants of an officer’s certificate, a legal opinion and various closing documents;

•	the exercise of all of the outstanding stock options of Lincoln, no stock options being outstanding and all stock option plans of Lincoln having been terminated;

•

Lincoln having no more than 5,319,731 shares of common stock issued and outstanding as of the effective date of the merger, not including any Lincoln shares issued in connection with the exercise of options previously issued and outstanding;

•	Jerry R. Engle and John B. Ditmars having entered into executive employment agreements with First Merchants Bank of Central Indiana, National Association on the effective date of the merger; and

•	First Merchants having delivered a legal opinion of its counsel, Bingham McHale LLP, to Lincoln.

The obligation of Lincoln to consummate the merger is also subject to the fulfillment of other conditions, including the following:

•

the receipt of an opinion of Lincoln’s counsel, Bose McKinney & Evans LLP, that the merger will be treated as a “reorganization” for purposes of Section 368 of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by Lincoln shareholders to the extent they receive shares of First Merchants common stock as consideration for Lincoln common shares;

•

the representations and warranties of First Merchants set forth in the Merger Agreement being true and correct as of the effective date of the merger or any inaccuracies in any such representations and warranties of First Merchants set forth in the Merger Agreement not having a material adverse effect on the financial position, results of operations or business of First Merchants and its subsidiaries taken as a whole;

•	the performance in all material respects by First Merchants of all obligations required to be performed by it under the Merger Agreement at or prior to the effective date of the merger;

•	the receipt by Lincoln of an officer’s certificate, a legal opinion and various closing documents;

•	First Merchants Bank of Central Indiana, National Association having entered into executive employment agreements with Jerry R. Engle and John B. Ditmars prior to the effective date of the merger; and

•

Lincoln having delivered an opinion of its counsel, Bose McKinney & Evans LLP, to First Merchants, including an opinion that the Lincoln ESOP termination and distribution was conducted in accordance with all applicable plan documents, statutes, rules and regulations.

The conditions to completion of the merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. If these conditions are not satisfied or waived, First Merchants and/or Lincoln may terminate the Merger Agreement. See “THE MERGER—Termination; Waiver; Amendment,” page 51, “THE MERGER—Resale of First Merchants Common Stock by Lincoln Affiliates,” page 48, “THE MERGER—Regulatory Approvals,” page 53, “THE MERGER—Interests of Certain Persons in the Merger,” page 57, “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” page 60, and Appendix A.

Termination; Waiver; Amendment

First Merchants and Lincoln may terminate the Merger Agreement at any time before the merger is completed, including after the Lincoln shareholders have adopted the Merger Agreement, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1)	by mutual consent of First Merchants and Lincoln in writing, if the Board of Directors of each company approves termination of the Merger Agreement by a vote of a majority of its members;

2)	by either First Merchants or Lincoln, if its respective Board of Directors determines by a majority vote that there has been a breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within 30 days following written notice given by the non-breaching party to the party committing the breach, provided the breach, individually or in the aggregate with other breaches, would result in a material adverse effect on the financial position, results of operations or business of the other party and its subsidiaries taken as a whole;

3)	by either First Merchants or Lincoln, if its respective Board of Directors determines by a majority vote that there has been the occurrence of an event, fact or circumstance which has or may have a material adverse effect on the financial position, results of operations or business of the other party and its subsidiaries taken as a whole;

4)	by either First Merchants or Lincoln, if the terminating party determines in its sole discretion that completion of the merger is inadvisable or impracticable due to the commencement of material litigation or proceedings against one of the parties;

5)	by First Merchants, if the merger has not been completed before January 1, 2009 (provided that First Merchants is not then in material breach of the Merger Agreement);

6)

by First Merchants, in the event that the average of the closing price of First Merchants common stock as reported in Bloomberg, L.P. for the 20 trading days preceding the 5th calendar day prior to the effective date of the merger is greater than $30.00 and Lincoln does not elect to adjust the conversion ratio, as described in more detail in this document under “THE MERGER—Conversion Ratio Adjustment,” page 47;

7)

by Lincoln, in the event that the average of the closing price of First Merchants common stock as reported in Bloomberg, L.P. for the 20 trading days preceding the 5th calendar day prior to the effective date of the merger is less than $16.50 and First Merchants does not elect to adjust the conversion ratio, as described in more detail in this document under “THE MERGER—Conversion Ratio Adjustment,” page 47;

8)

by First Merchants, if Lincoln fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Lincoln or Lincoln Bank prior to engaging in discussions or negotiations, or if Lincoln, within 20 days after giving written notice to First Merchants of Lincoln’s intent to furnish information to or enter into discussions or negotiations with another person or entity, does not terminate all discussions, negotiations and information exchanges related to such acquisition proposal and provide First Merchants with written notice of such termination;

9)	by First Merchants, if Lincoln’s Board of Directors withdraws or modifies its recommendation to Lincoln’s shareholders to vote in favor of the merger following receipt of a written proposal for an acquisition from a third party;

10)	by Lincoln, if Lincoln’s Board of Directors determines, in the appropriate discharge of its fiduciary duties, that it must terminate the Merger Agreement following receipt of an unsolicited acquisition proposal from a third party;

11)	by either First Merchants or Lincoln, if such party is unable to satisfy the conditions precedent to the merger by June 30, 2009 (provided that such party is not then in material breach of the Merger Agreement);

12)	by Lincoln, if First Merchants enters into a definitive agreement in which it is the company to be acquired which would result in a change in control of First Merchants or require approval pursuant to the Bank Holding Company Act of 1956, as amended; or

13)	by First Merchants or Lincoln if the merger is not consummated by June 30, 2009 (provided that the terminating party is not then in material breach of the Merger Agreement).

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or Lincoln willfully breaches any of the provisions of the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement after Lincoln takes the action described in items 8 or 9 above or if Lincoln terminates the Merger Agreement in accordance with item 10 above, Lincoln must pay First Merchants $3,200,000 as liquidated damages. Further, if First Merchants terminates the Merger Agreement in accordance with item 5 above, First Merchants must pay Lincoln $2,000,000 as liquidated damages. If Lincoln terminates the Merger Agreement in accordance with item 12 above, First Merchants must pay Lincoln $3,200,000 as liquidated damages.

First Merchants and Lincoln can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and Lincoln cannot amend the Merger Agreement after the Lincoln shareholders adopt the Merger Agreement without their further approval if the amendment would decrease the merger consideration or have a material adverse effect on the Lincoln shareholders.

Restrictions Affecting Lincoln Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of Lincoln and its subsidiaries until the merger is completed. Among other items, Lincoln and its subsidiaries may not take or agree to take any of the following actions, without the prior written consent of First Merchants:

•	change their capital structure including redeeming any Lincoln common shares;

•	authorize any additional class of stock or issue or authorize the issuance of stock other than stock issued pursuant to the exercise of options currently outstanding;

•

declare or pay any dividends, authorize a stock split or make any other distribution to their shareholders, except that (i) Lincoln’s subsidiaries may pay cash dividends to Lincoln to pay Lincoln’s expenses of operation and payment of fees and expenses incurred in connection with the merger, and (ii) Lincoln may pay a cash dividend of no more than $0.14 per share for any quarter in accordance with past practice;

•	merge, combine, consolidate with or sell their assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•

incur any indebtedness for borrowed money or assume, guarantee, endorse or become responsible or liable for the obligations of any other individual or entity, except in the ordinary course of business consistent with past practice;

•

incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property or asset having a fair market value in excess of $100,000 (except for property acquired or disposed of in connection with foreclosures of mortgages, enforcement of security interests and loans in the ordinary course of business or acceptance of deposits and borrowings in the ordinary course of business);

•	subject any of their assets or properties to any mortgage, lien, or encumbrance;

•

promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of Lincoln or it subsidiaries, except for promotions and increases in the ordinary course of business and in accordance with their past practices;

•	amend their Articles of Incorporation or By-Laws;

•

modify, amend or institute new employment practices or enter into, renew or extend any employment or severance agreement with any present or former directors, officers or employees of Lincoln or its subsidiaries;

•	give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any common stock of any of Lincoln’s subsidiaries;

•

execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of Lincoln or its subsidiaries, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement; or

•

fail to make additions to Lincoln Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices and not inconsistent with generally accepted accounting principles applied on a consistent basis.

As to certain of these restrictions, the Federal Reserve has required First Merchants to commit that it will not enforce the restrictions against Lincoln; provided, however, this commitment does not prevent First Merchants from terminating the Merger Agreement in the event Lincoln takes these actions without First Merchants’ consent.

In addition, until the merger is consummated or the Merger Agreement is terminated, Lincoln and its subsidiaries shall carry on their business substantially in the same manner as previously conducted and use their reasonable best efforts to preserve their business organizations and existing business relationships intact.

Regulatory Approvals

The merger requires prior approval of the Board of Governors of the Federal Reserve System (Federal Reserve), under the Bank Holding Company Act of 1956, as amended and the Indiana Department of Financial Institutions (DFI) under the Indiana Financial Institutions Act. An application has been filed with the Federal Reserve and with the DFI. We cannot assure you as to when or whether the approvals will be received.

In reviewing the Federal Reserve application, the Federal Reserve considers various factors including:

•	the financial and managerial resources and future prospects of First Merchants and its subsidiaries;

•	the competitive effects of the merger; and

•	the effect of the merger on the convenience and needs of the community served by Lincoln Bank.

The Federal Reserve may not approve the merger if it finds that the effect of the merger substantially lessens competition, tends to create a monopoly or results in a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the proposed merger are outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

After the Federal Reserve’s approval is received, the merger cannot be completed for 30 days. During this 30 day waiting period, the United States Department of Justice has the authority to challenge the merger on antitrust grounds. With the approval of the Federal Reserve and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the Federal Reserve is not the opinion of such regulatory authority that the merger is favorable to the Lincoln shareholders from a financial point of view or that such regulatory authority has considered the adequacy of the terms of the merger. The approval in no way constitutes an endorsement or a recommendation of the merger by the Federal Reserve.

In reviewing the DFI application, the DFI considers various factors including:

1. the managerial and financial resources of First Merchants;

2. whether First Merchants’ subsidiaries, First Merchants Bank, National Association, First Merchants Bank of Central Indiana, National Association, Lafayette Bank & Trust Company, National Association and Commerce National Bank are operated in a safe sound and prudent manner and have met, and propose to continue to meet, the credit needs of their communities; and

3. whether the interests of depositors, creditors, and the public generally are jeopardized by the merger.

Effective Date of the Merger

The merger will be consummated if the Merger Agreement is adopted by the Lincoln shareholders, all required consents and approvals are obtained and all other conditions to the merger are either satisfied or waived. The merger will become effective when Articles of Merger are filed with the Secretary of State of the State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the merger will occur in the month in which any applicable waiting period following the last approval of the merger expires or on such other date as agreed to by the parties, but not earlier than December 31, 2008 unless agreed otherwise by First Merchants and Lincoln. We currently anticipate that the merger will be completed during the fourth quarter of 2008. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying the conditions to completion of the merger. If the merger is not completed by January 1, 2009, First Merchants has the right to terminate the Merger Agreement upon payment of a $2,000,000 termination fee to Lincoln.

Fees and Expenses

First Merchants and Lincoln will pay their own fees, costs, and expenses incurred in connection with the merger. For Lincoln, these costs will include the printing and postage expenses for this document in connection with the Lincoln special shareholders meeting and the fees and expenses of the Information Agent. In addition, Lincoln will pay for certain nonrefundable fees and costs of Lincoln’s financial advisor, including the cost of the opinion of its financial advisor, whether or not the merger is consummated.

Management After the Merger

First Merchants will be the surviving corporation in the merger and Lincoln’s separate corporate existence will cease. Accordingly, the directors and officers of Lincoln will no longer serve in such capacities after the completion of the merger.

Subsequent to the merger and subject to regulatory approvals, Lincoln Bank will be merged into First Merchants Bank of Central Indiana, National Association (FMBCI). The directors of Lincoln who so desire shall be offered the opportunity to serve on the Board of Directors of First Merchants Bank of Central Indiana. However, Lincoln Bank’s directors will be subject to First Merchants’ policy of mandatory retirement at age 70, but the policy of mandatory retirement will not apply to any of Lincoln Bank’s current directors until 24 months after completion of the merger. Thus, 24 months after the merger, all directors of Lincoln Bank age 70 or older will retire.

In addition, FMBCI has agreed to enter into, prior to the effective date of the merger, executive employment agreements with Jerry R. Engle, currently the Chairman of the Board and President and Chief Executive Officer of Lincoln and President and Chief Executive Officer of Lincoln Bank, and John B. Ditmars, currently the Executive Vice President of Lincoln and Executive Vice President and Chief Operating Officer of Lincoln Bank. These executive employment agreements will supersede their current employment agreements with Lincoln Bank. The form of these agreements are attached to the Merger Agreement. See “THE MERGER—Interests of Certain Persons in the Merger,” page 57.

The directors of First Merchants immediately prior to the merger will continue to be the directors of First Merchants following the merger until they resign or until their respective successors are duly elected and qualified. In addition, Jerry R. Engle and another current Director of Lincoln as chosen by First Merchants, will either (i) be nominated for election as a member of the First Merchants Board of Directors for a three-year term at the first annual meeting of First Merchants’ shareholders following the merger, or (ii) be appointed as a director at the First Merchants Board’s first meeting following completion of the merger. As appointed directors, Mr. Engle and the second Lincoln director, would serve as directors of First Merchants until the next annual meeting of First Merchants shareholders and then be nominated for election to a three-year term as a director at such annual meeting. The option that will be chosen is the one that can be accomplished first and will depend on the timing of the merger’s completion. The two individuals from the Board of Directors of Lincoln elected to the Board of Directors of First Merchants will be subject to First Merchants’ policy of mandatory retirement at age 70, except that the policy of mandatory retirement will not apply to these individuals until 24 months after the effective date of the merger.

The officers of First Merchants immediately prior to the merger will continue to be the officers of First Merchants following the merger until they resign or until their successors are duly elected and qualified.

Indemnification and Insurance

First Merchants has agreed to indemnify and hold harmless each present and former director and officer of Lincoln and its subsidiaries for 6 years after the effective date of the merger in connection with any losses arising out of the fact that any such person is or was a director or officer of Lincoln or its subsidiaries at or prior to the effective date of the merger, including all indemnified liabilities based on, or arising out of, or pertaining to the merger or the transactions contemplated by the Merger Agreement, to the full extent permitted under Indiana law, and by First Merchants’ or Lincoln’s Articles of Incorporation or By-Laws as in effect on September 2, 2008 (whichever was more favorable to such officers and directors); provided, however, First Merchants’ obligation is limited by federal banking law restrictions.

In addition, First Merchants has agreed to use its reasonable best efforts to include Lincoln’s and Lincoln Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for Lincoln’s and Lincoln Bank’s present and former directors and executive officers, for a period of 3 years, which will provide the directors and officers with coverage on substantially similar terms as currently provided by Lincoln to such directors and officers for claims based on activity prior to the effective time of the merger. However, First Merchants has no obligation during the 3-year period to pay an aggregate amount in premiums which is more than 2 times the current annual amount spent by Lincoln to maintain its current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available for the price.

After the merger, Lincoln and its subsidiaries’ officers, directors and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Treatment of Options to Acquire Lincoln Common Shares

All stock option plans currently maintained by Lincoln will be amended so that all options issued thereunder will become immediately vested and exercisable prior to closing of the merger. The Merger Agreement provides that Lincoln will use reasonable efforts to cause each outstanding stock option to acquire Lincoln common shares to be exercised by the optionee on or immediately before the effective date of the merger. On or prior to the calendar day immediately preceding the effective date of the merger (Option Deadline), Lincoln shall take all action necessary to terminate all stock option plans of Lincoln outstanding as of the Option Deadline and shall use reasonable efforts to obtain necessary consents from optionees to permit such termination. No Lincoln stock options shall continue to be outstanding after the Option Deadline.

Instead, as of the Option Deadline, any outstanding Lincoln stock options that have not been previously exercised are to be terminated in return for either cash or common stock.

The cash amount shall be equal to the product of (the First Merchants Average Price times the Conversion Ratio) minus the exercise price of the applicable stock option times the number of Lincoln common shares issuable upon exercise of such stock option.)

An optionee must make an election to receive cash or common stock no later than two (2) days prior to the Option Deadline. If an election is not made by such time, a non-electing optionee shall be deemed to have elected to receive cash. In addition, if the cash amount, as calculated above, is negative, a non-electing optionee shall be entitled to nothing upon termination of the previously unexercised Lincoln stock option.

Employee Benefit Plans

•	General

Following the effective date of the merger, employees of Lincoln’s subsidiaries will receive employee benefits that in the aggregate are substantially similar to the employee benefits provided to First Merchants employees on the effective date of the merger. The service of an employee of Lincoln or its subsidiaries with Lincoln or its subsidiaries will be treated as service with First Merchants for purposes of determining entry into and benefits in First Merchants employee benefit plans. However, service of an employee of Lincoln or its subsidiaries with Lincoln or its subsidiaries will not be treated as service with First Merchants for purposes of benefit accrual under First Merchants’ defined benefit plan or under certain defined benefit provisions of First Merchants’ 401(k) Plan.

•	Coverage under First Merchants’ Health Plan

First Merchants will waive all restrictions and limitations for pre-existing conditions of employees of Lincoln’s subsidiaries who become participants in First Merchants’ health plan.

•	Treatment of Tax-Qualified Retirement Plans

In lieu of Lincoln’s subsidiaries’ current tax-qualified retirement plan, First Merchants will cover employees of Lincoln’s subsidiaries under any tax-qualified retirement plans which First Merchants maintains for its employees no later than the effective date of the merger, provided that each such individual employee meets the applicable participation requirements of such plan.

•	Employee Stock Ownership Plan

Lincoln will freeze and terminate the Lincoln Bancorp Employee Stock Ownership and 401(k) Plan and Trust no later than the day prior to the effective date of the merger, and file the appropriate applications with the Internal Revenue Service. Upon the effective date of the merger, all shares of Lincoln common stock then held in the Lincoln ESOP will be converted into the merger consideration payable to holders of Lincoln common stock. If not previously repaid, any outstanding indebtedness of the Lincoln ESOP which is owed to Lincoln will be repaid (which outstanding principal balance was $3,084,070) at September 30, 2008 by surrender of unallocated shares to Lincoln, and any assets remaining in the suspense account under the Lincoln ESOP will then be allocated to the respective participants’ accounts.

The net assets of the Lincoln ESOP will be distributed to the participants and their beneficiaries, subject to the receipt of a favorable tax determination letter from the Internal Revenue Service on the termination of the Lincoln ESOP. If the Internal Revenue Service does not permit termination and distribution of the Lincoln ESOP, First Merchants, in its sole discretion, may decide to either merge the Lincoln ESOP into a First Merchants’ tax-qualified retirement plan or maintain the frozen Lincoln ESOP for up to three years following the effective date of the merger. In no event shall First Merchants or Lincoln be required to make any contributions to the Lincoln ESOP following the effective date of the merger. However, prior to the merger Lincoln will continue to make employee elective contributions and matching contributions as required by the Lincoln ESOP.

•	COBRA Coverage

First Merchants will be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Lincoln or its subsidiaries and to their respective qualified beneficiaries on and after the effective date of the merger, regardless of when the COBRA qualifying event occurred.

Interests of Certain Persons in the Merger

You should be aware that some of Lincoln’s and Lincoln Bank’s directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as shareholders. Both Lincoln’s Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into account in approving the merger. These interests are as follows:

•

In the Merger Agreement, First Merchants has agreed that it will cause Jerry R. Engle, who currently serves as Chairman of the Board and President and Chief Executive Officer of Lincoln and President and Chief Executive Officer of Lincoln Bank, and another current director of Lincoln as chosen by First Merchants, to be nominated for election to the First Merchants Board of Directors for a three-year term at the first annual meeting of First Merchants’ shareholders following the merger. Mr. Engle will not be separately compensated for his services as a director of First Merchants. If the First Merchants Board meets after the merger but before the next annual meeting of First Merchants’ shareholders, the Board must appoint each of Mr. Engle and such other person as chosen by First Merchants as a director to serve until the next annual meeting of First Merchants’ shareholders and then nominate each individual for election to a three-year term as a director at such annual meeting. See “THE MERGER—Management After the Merger,” page 54.

•

First Merchants has indicated its intention to offer employment or other agreements to at least two current officers of Lincoln (Jerry R. Engle and John Ditmars), to be effective following the effective time of the merger. The execution of the new employment agreements with Mr. Engle and Mr. Ditmars is a condition that must be met prior to the completion of the merger. See “THE MERGER—Management After the Merger,” page 54. Under his Employment Agreement, Mr. Engle will be paid an annual salary of $297,000. Mr. Ditmars will be paid an annual salary of $188,000. In addition, the Merger Agreement provides that the officers and directors of Lincoln Bank immediately prior to the merger will remain the officers and directors of Lincoln Bank after the merger until they resign or until their successors are duly elected and qualified. Lincoln Bank directors who desire to continue to serve in that capacity shall serve for at least the remainder of the term to which they have been elected as a director of the merged bank.

•

Directors and officers of Lincoln and Lincoln Bank held stock options that entitled them to purchase, in the aggregate, up to 561,622 shares of Lincoln’s common stock as of September 2, 2008. Options for 69,400 of these shares are not currently exercisable. The Merger Agreement provides that Lincoln must use reasonable efforts to cause each option to acquire Lincoln common shares to become exercisable and be exercised prior to the merger. The exercise prices of these options range from $7.32 to $19.40 per share and, therefore, not all of them may have any value as of the effective time of the merger. Under the Merger Agreement, the value of these options is tied to the market value of First Merchants’ common stock. Assuming a $19.49 market value for First Merchants’ common stock (the equivalent of a $13.65 market value for Lincoln’s common stock), options for approximately 271,826 shares would be “in the money.” However, assuming all of such options are exercised, the directors and officers holding these options will receive, prior to tax withholdings but net of approximately $3.0 million in exercise prices, a net aggregate of 190,387 shares of First Merchants common stock or $4.3 million in cash at the effective time of the merger, depending on their elections. See “THE MERGER—Treatment of Options to Acquire Lincoln Common Shares,” page 56.

•

As of September 2, 2008, certain of the directors and executive officers of Lincoln and Lincoln Bank had a right to receive, in the aggregate, 15,251 shares of Lincoln’s common stock under Lincoln’s Recognition and Retention Plan. An additional 17,637 unallocated shares were subsequently allocated under the plan to directors of Lincoln and Lincoln Bank. Under the Merger Agreement, all of the allocated shares will vest before closing, and assuming none of such shares are otherwise forfeited before the effective date of the merger, the directors and executive officers holding these shares will receive, prior to tax withholdings and depending on their elections, an aggregate of 23,033 shares of First Merchants common stock or approximately $518,000 in cash at the effective time of the merger.

•

As of September 2, 2008, certain of the directors of Lincoln and Lincoln Bank had a right to receive, in the aggregate, approximately $1.1 million in future cash payments under Lincoln’s Unfunded Deferred Compensation Plan. As a result of the change-in-control provisions in the plan, these directors will have a right to receive this amount within 30 days after the effective time of the merger. In addition, the directors of Lincoln are participants in a nonqualified supplemental pension plan, the benefits under which become fully vested upon termination of the plan or upon the occurrence of a change in control. Under the Merger Agreement, this plan is to be frozen at or before the effective time of the merger. Assuming benefit accruals under the plan cease as of December 31, 2008 and assuming the plan is terminated and all of such participants elect to receive lump sum distributions on January 2, 2009 equal to the then present value of their accrued pension benefits under the plan, these participants would receive cash distributions on January 2, 2009 in the aggregate amount of approximately $1.4 million.

•

Certain executive officers of Lincoln and Lincoln Bank have change in control agreements or employment agreements that provide for the executive to receive, following a change in control, a multiple of the executive’s compensation prior to the change in control, subject to certain limitations. Under these agreements, 11 of such executive officers would be entitled to receive an aggregate of approximately $3.1 million.

•

First Merchants has agreed that upon the effective time of the merger it will issue (1) 6,400 restricted shares of First Merchants common stock or options to acquire 24,000 shares of First Merchants common stock, or a combination of both, to Mr. Engle, (2) 6,400 restricted shares of First Merchants common stock or options to acquire 24,000 shares of First Merchants common stock, or a combination of both, to Mr. Ditmars and (3) an aggregate of 19,200 restricted shares of First Merchants common stock or options to acquire an aggregate of 72,000 shares of First Merchants common stock, or a combination of both, to the remaining members of the senior management of Lincoln and Lincoln Bank, to be allocated by First Merchants after consultation with Mr. Engle and Mr. Ditmars. Assuming a $19.49 per share price for First Merchants common stock, the 32,000 shares of restricted stock would be worth approximately $623,680. If stock options are issued in lieu of the restricted stock, they would be issued at an exercise price equal to the then current fair market value of First Merchants common stock.

•

First Merchants has agreed that for a period of six years after the effective time of the merger, it will succeed to Lincoln’s obligations with respect to indemnification or exculpation now existing in favor of the directors and officers of Lincoln and Lincoln Bank as provided in Lincoln’s articles of incorporation and by-laws. First Merchants has also agreed to maintain directors’ and officers’ liability insurance in force for the directors and officers of Lincoln for a period of three years following the effective time of the merger, subject to certain conditions in the Merger Agreement. See “THE MERGER—Indemnification and Insurance,” page 55.

Voting Agreement

Each member of the Board of Directors of Lincoln and certain executive officers of Lincoln or Lincoln Bank have executed a voting agreement with First Merchants as of the date of the Merger Agreement whereby the directors and such officers have agreed to vote all of their Lincoln common shares and shares owned by certain affiliates over which they have voting control in favor of the merger with First Merchants.

NASDAQ Global Select Market Listing

First Merchants will file a notification with the NASDAQ Global Select Market System, regarding the issuance of First Merchants common stock in the merger. This notification must be filed for the merger to proceed. Following the merger, the First Merchants shares issued to Lincoln shareholders will be eligible for trading on the NASDAQ Global Select Market.

Accounting Treatment

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, Lincoln’s assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair market values and added to those of First Merchants. Any excess payment by First Merchants over the fair market value of the net assets and identifiable intangibles of Lincoln will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be reflected as a reduction of certain long-lived assets.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission registering under the Securities Act the shares of First Merchants common stock to be issued pursuant to the merger. While First Merchants common stock is quoted and traded on the NASDAQ Global Select Market System, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes material federal income tax consequences of the merger. The following is based on the Internal Revenue Code of 1986, as amended (Code), Treasury regulations, published positions of the Internal Revenue Service (IRS) and case law, all as currently in effect and which may be subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to U.S. holders (as defined below) who hold their shares of Lincoln stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. holders, nor does it address all of the tax consequences relevant to certain U.S holders such as, but not limited to, partnerships, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold Lincoln stock as part of a straddle, hedge, constructive sale or conversion transaction and persons who acquired their shares of Lincoln common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan. This discussion also does not address the tax consequences of the merger under state, local or foreign tax laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Lincoln common stock that for U.S. federal income tax purposes is a citizen or resident of the United States, a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District or Columbia, an estate that is subject to U.S. federal income tax or a trust taxable in the U.S.

Tax Consequences of the Merger Generally

First Merchants has requested the law firm of Bingham McHale LLP to render an opinion to First Merchants that the merger to be effected pursuant to the Merger Agreement constitutes a tax-free reorganization under the Code and that the discussion regarding tax effects contained in this proxy statement-prospectus is accurate in all material respects. Lincoln has requested the law firm of Bose McKinney & Evans LLP to render an opinion to Lincoln that the merger to be effected pursuant to the Merger Agreement constitutes a tax-free reorganization under the Code and that no gain or loss will be recognized by shareholders of Lincoln to the extent they receive shares of First Merchants common stock in the merger in exchange for their Lincoln shares, other than gain or loss to be recognized as to cash received in lieu of fractional share interests and cash received in exchange for Lincoln common shares. Under the Merger Agreement, receipt of these opinions with respect to the above consequences is a condition to completion of the merger for each of First Merchants and Lincoln. First Merchants has received the opinion from Bingham McHale LLP and Bingham McHale LLP has consented to the reference to its opinion in this proxy statement-prospectus.

These opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinions, each counsel may require and rely on factual representations of First Merchants and Lincoln. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. Neither of these tax opinions will be binding on the IRS. First Merchants and Lincoln do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

The following discussion assumes that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code. Lincoln shareholders should consult their tax advisors as to their specific tax consequences of the merger.

Tax Consequences to First Merchants, First Merchants Stockholders and Lincoln

No gain or loss will be recognized by First Merchants, First Merchants stockholders or Lincoln.

Tax Consequences of the Merger to U.S. Holders of Lincoln Common Stock

The U.S. federal income tax consequences of the merger to a U.S. holder will depend upon whether that holder receives cash, common stock or a mixture thereof. At the time an election is made by a U.S. holder, the mix of cash and shares will not be known, as such mix may be altered by the adjustment procedures described in the Merger Agreement. At the time a U.S. holder knows the amount of cash and shares of First Merchants Common Stock the holder will receive, the tax consequences can be determined, subject to the qualifications discussed above.

•	Exchange of Lincoln Common Stock Solely for First Merchants Common Stock

In general, a U.S. holder who receives only First Merchants common stock in exchange for Lincoln common shares will not recognize any gain or loss on the exchange for federal income tax purposes. However, gain or loss for federal income tax purposes will be recognized with respect to cash payments received by a U.S. Holder in lieu of fractional share interests resulting from the conversion ratio. See “Cash in Lieu of Fractional Shares of First Merchants Common Stock” below for a more detailed discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of First Merchants common stock.

The basis of First Merchants common stock received by U.S. Holders in exchange for their Lincoln common stock will be equal to the holder’s tax basis in the Lincoln common stock exchanged, decreased by any cash received, and increased by any gain recognized on the exchange.

In addition, the holding period of the First Merchants common stock received generally will include the holding period of Lincoln common stock surrendered in the exchange.

•	Exchange of Lincoln Common Stock Solely for Cash

A U.S. holder receiving all cash generally will recognize capital gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Lincoln common shares surrendered. The resultant capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares of Lincoln common stock for more than one year at the effective date of the merger. Long-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 15%. Short-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

•	Exchange of Lincoln Common Stock for a Combination of First Merchants Common Stock and Cash

Generally, a U.S. holder who exchanges shares of Lincoln common stock for a combination of First Merchants common stock and cash will recognize gain, limited to the amount of cash received in the merger, less the cash received in lieu of a fractional share. However, if smaller in amount then the net cash received, a U.S. holder’s gain will be limited to the excess of the amount of cash received plus the fair market value of First Merchants Stock over the holder’s adjusted tax basis in the Lincoln stock surrendered. Loss cannot be recognized as a consequence of the exchange, and each block of Lincoln stock that is acquired at different times and prices must be evaluated for the potential to produce gain or loss, and losses associated with individual blocks of stock may not offset gains from other blocks of stock.

Generally, any gain that results will be long-term capital gain, if the Lincoln stock has been held for more than one year at the effective date of the merger. Long term capital gains of an individual are subject to a maximum tax rate of 15% and short term gains are subject to ordinary income tax rates, the maximum rate of which is 35%.

In certain instances, such as if a U.S. Holder actually or constructively owns First Merchants stock immediately after the merger, such gain may be treated as having the effect of a dividend to such holder, under the tests set forth in Section 302 of the Code, and such gain would be characterized as ordinary dividend income.

In general, the determination as to whether the receipt of cash has the effect of a distribution of a dividend depends upon whether and to what extent the transactions related to the merger will be deemed to reduce a holder’s percentage ownership of First Merchants immediately following the merger. In making a determination as to whether or not the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. For purposes of this determination, a holder will be treated as if it first exchanged all of its Lincoln stock solely for First Merchants common stock, and then a portion of the First Merchants stock so received was immediately redeemed by First Merchants for the cash (excluding cash received instead of a fractional share of First Merchants common stock) that the holder actually received in the merger. The Internal Revenue Service has indicated that a reduction in the interest of a minority stockholder that owns a small number of shares in a publicly traded and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

Further, capital gains treatment should be available to any U.S. holder who receives both cash and First Merchants common stock in the merger if the percentage of First Merchants common stock actually and constructively owned by such U.S. holder immediately after the merger is less than 80% of the percentage of First Merchants common stock which such U.S. holder would have owned (actually and constructively) were such U.S. holder to have received solely First Merchants common stock in the merger. A holder is urged to consult its tax advisers about the possibility that all or a portion of any cash received in exchange for Lincoln stock will be treated as a dividend.

Generally, a U.S. holder’s aggregate tax basis in the First Merchants common stock and cash received in lieu of a fractional share will equal the holder’s tax basis in the Lincoln shares exchanged, increased by any income recognized, and decreased by the amount of any cash received. The holding period of First Merchants shares received generally will include the holding period of Lincoln shares exchanged.

Generally, any gain that results will be long-term capital gain, if the Lincoln stock has been held for more than one year at the effective date of the merger. Long term capital gains of an individual are subject to a maximum tax rate of 15% and short term gains are subject to ordinary income tax rates, the maximum rate of which is 35%.

•	Cash in Lieu of Fractional Shares of First Merchants Common Stock

A U.S. Holder who receives cash in lieu of fractional shares of First Merchants will be taxed as having sold that fractional share. The resultant gain or loss will be measured by the difference between the amount of cash received for the fractional share over the portion of the basis of Lincoln stock allocable to that fractional share. Any resultant gain or loss will be capital in nature, and will be long or short term, depending on the period of time the exchanged Lincoln shares were held. See page 60 for additional information on capital gains and losses.

Reporting Requirements

U.S. Holders who are “significant shareholders” are required to file a statement with their United States federal income tax return setting forth their tax basis in the Lincoln common stock exchanged in the merger and the fair market value of the First Merchants common stock and the amount of cash received in the merger. A “significant holder” is U.S. Holder who, immediately before the merger, owned at least 5% of the outstanding stock of securities of Lincoln, with a tax basis of least $1 million.

All other Lincoln shareholders will be required to retain permanent tax records of the tax basis of stock exchanged and the shares and cash received in the merger.

Backup Withholding

Cash payments made to Lincoln shareholders pursuant to the merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. There is no withholding for Lincoln shareholders who provide

American Stock Transfer, the conversion agent, with their correct United States federal taxpayer identification number and who certify that no loss of exemption from backup withholding has occurred on the Internal Revenue Service Form W-9 or its substitute. A Form W-9 will be included as part of the Election Form to be sent to you under separate mailing. Certain categories of Lincoln shareholders (for example, corporations and some foreign individuals) are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual must generally provide American Stock Transfer, as the conversion agent, with a completed Internal Revenue Service Form W-8BEN or its substitute. Any amounts withheld from a Lincoln shareholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder’s United States federal income tax liability provided that the shareholder furnishes to the Internal Revenue Service all required information.

The Internal Revenue Service has not verified the federal income tax consequences discussion set forth above. The foregoing is only a general description of the material federal income tax consequences of the merger and does not consider the facts and circumstances of any particular Lincoln shareholder. First Merchants and Lincoln suggest you consult with your own tax advisor with respect to the specific tax consequences to you of the merger, including the application and effect of existing and proposed federal, state, local, foreign and other tax laws.

UNAUDITED PRO FORMA COMBINED

CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined financial information for First Merchants and for Lincoln giving effect to the merger. The information is presented under two separate assumptions relating to the level of Lincoln common shares which are exchanged for First Merchants common stock in the merger. The financial information presented under “Alternative A” was compiled assuming the maximum number of Lincoln common shares are exchanged for shares of First Merchants common stock (subject to the 3,576,417 limitation) and the balance for cash. The financial information presented under “Alternative B” was compiled assuming 80% of the outstanding Lincoln common shares are exchanged for shares of First Merchants common stock and 20% of the outstanding Lincoln common shares are exchanged for cash in the merger. For a more detailed description of these assumptions, see “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20.

The balance sheet information presented gives effect to the merger as if it occurred on September 30, 2008. The income statement information presented gives effect to the merger as if it occurred on the first day of each period presented.

The pro forma combined figures are simply arithmetical combinations of First Merchants’ and Lincoln’s separate financial results in order to assist you in analyzing the future prospects of First Merchants. The pro forma combined figures illustrate the possible scope of the change in First Merchants’ historical figures caused by the merger. You should not assume that First Merchants and Lincoln would have achieved the pro forma combined results if the merger had actually occurred during the periods presented.

The combined company expects to achieve merger benefits in the form of operating cost savings. The pro forma earnings, which do not reflect any potential savings that are expected to result from the consolidation of the operations of First Merchants and Lincoln, are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings. See “FORWARD-LOOKING STATEMENTS” and “RISK FACTORS-The Integration Of Lincoln’s Business With First Merchants’ Business May Be Difficult,” page 21.

The pro forma information reflects the “purchase” method of accounting, with Lincoln’s assets and liabilities recorded at their estimated fair values as of September 30, 2008. The actual fair value adjustments to the assets and the liabilities of Lincoln will be made on the basis of appraisals and evaluations that will be made as of the date the merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

You should read the unaudited pro forma combined consolidated financial information in conjunction with the accompanying notes and with First Merchants’ historical financial statements and related notes which are incorporated by reference in this document and Lincoln’s historical financial statements and related notes which are included as part of this document.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2008

ALTERNATIVE A—MAXIMUM STOCK ISSUED

(In Thousands)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Assets
Cash and due from banks	$69,846	$4,164	$(4,685	)(19)	$74,010
			4,685	(12)
Interest-bearing deposits		6,163	—		6,163
Federal funds sold	7,818	3,782	—		11,600

Cash and cash equivalents	77,664	14,109	—		91,773
Interest-bearing time deposits	15,623	—	—		15,623
Investment securities
Available for sale	377,329	124,380	—		501,709
Held to maturity	11,479	—	—		11,479

Total investment securities	388,808	124,380	—		513,188
Mortgage loans held for sale	2,062	2,008	—		4,070
Loans, net of allowance	3,043,783	626,619	905	(3)	3,671,307
Premises and equipment	44,402	17,161	496	(4)	59,072
			(2,987	)(20)
Federal Reserve and FHLB stock	25,494	8,808	—		34,302
Interest Receivable	21,569	4,393	—		25,962
Core deposits intangible	10,841	1,807	(1,807	)(8)	20,452
			12,000	(5)
			(2,389	)(20)
Goodwill	124,860	—	—		124,860
Cash surrender value of life insurance	73,448	21,667	—		95,115
Other real estate owned	16,916	984	—		17,900
Other assets	18,604	8,971	4,707	(6)	32,228
			(54	)(20)

Total assets	$3,864,074	$830,907	$10,871		$4,705,852

Liabilities
Deposits
Noninterest-bearing	$384,928	$47,454	—		432,382
Interest-bearing	2,529,355	547,004	2,516	(3)	3,078,875

Total deposits	2,914,283	594,458	2,516		3,511,257
Borrowings	571,308	155,101	(101	)(3)	726,308
Interest payable	6,529	1,646	—		8,175
Other liabilities	19,861	8,280	$500	(2)	38,314
			$4,685	(12)
			1,400	(1)
			3,588	(18)

Total liabilities	3,511,981	759,485	12,588		4,284,054

Stockholders’ equity
Cumulative Preferred Stock	125	—	—		125
Common stock	2,266	62,558	447	(9)	2,713
			(62,558	)(7)
Additional paid in capital	141,777	—	69,258	(9)	211,035
Retained earnings	210,605	15,632	(15,632	)(7)	210,605
Unearned ESOP shares		(2,276)	2,276	(7)	—
Accumulated comprehensive income	(2,680)	(4,492)	4,492	(7)	(2,680)

Total stockholders’ equity	352,093	71,422	(1,717)		421,798

Total liabilities and stockholders’ equity	3,864,074	830,907	10,871		4,705,852

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

For The Year Ended December 31, 2007

Alternative A—Maximum Stock Issued

(In Thousands except Share and Per Share Amounts)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans receivable	$208,388	$44,220	$(139	)(10)	$252,469
Investment securities	20,292	8,690	—		28,982
Other	2,053	784	—		2,837

Total interest income	230,733	53,694	(139)		284,288

Interest Expense
Deposits	89,921	27,039	(559	)(10)	116,401
Fed funds purchased	3,589	—	—		3,589
Securities sold under repurchase agreements	3,856	621	—		4,477
Borrowings	20,247	4,248	76	(10)	24,806
			235	(12)

Total interest expense	117,613	31,908	(248)		149,273

Net Interest Income	113,120	21,786	109		135,015
Provision for loan losses	8,507	957	—		9,464

Net interest income after provision for loan losses	104,613	20,829	109		125,551

Other Income
Service charges on deposit accounts	12,421	2,474	—		14,895
Fiduciary activities	8,372	—	—		8,372
Other customer fees	6,479	922	—		7,401
Commission income	5,113	—	—		5,113
Earnings on cash surrender value of life insurance	3,651	849	—		4,500
Net gains and fees on sales of loans	2,438	(693)	—		1,745
Net realized gains (losses) on sales of available-for-sale securities		(25)	—		(25)
Other income	2,077	1,496	—		3,573

Total other income	40,551	5,023	—		45,574

Other expenses
Salaries and employee benefits	58,843	12,295	208	(16)	70,358
			(988	)(17)
Net occupancy expenses	6,647	2,368	(62	)(13)	8,953
Equipment expenses	6,769	1,658	—		8,427
Marketing	2,205	1,122	—		3,327
Outside data processing fees	3,831	2,570	—		6,401
Printing and office supplies	1,410	187	—		1,597
Core deposit amortization	3,159	521	1,442	(11)	4,601
			(521	)(14)
Write off of unamortized underwriting expense	1,771	—	—		1,771
Other expenses	17,547	3,771	—		21,318

Total other expenses	102,182	24,492	78		126,752

Income before income tax	42,982	1,360	31		44,373
Income tax expense (benefit)	11,343	(389)	12	(15)	10,966

Net Income	$31,639	$1,749	$19		$33,407

Per Share Data
Basic earnings per common share	$1.73	$0.35			$1.53
Diluted earnings per common share	$1.73	$0.34			$1.53
Average common shares-basic	18,250	5,046	3,576		21,826
Average common shares-diluted	18,314	5,156	3,576		21,890

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

For The Nine Months Ended September 30, 2008

Alternative A—Maximum Stock Issued

(In Thousands except Share and Per Share Amounts)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans receivable	$150,616	$30,058	$(70	)(10)	$180,604
Investment securities	13,483	5,241	—		18,724
Other	1,638	411	—		2,049

Total interest income	165,737	35,710	(70)		201,377

Interest Expense
Deposits	51,943	13,792	(280	)(10)	65,455
Fed funds purchased	1,748	—	—		1,748
Securities sold under repurchase agreements	2,098	164	—		2,262
Borrowings	13,712	3,698	38	(10)	17,565
			117	(12)

Total interest expense	69,501	17,654	(125)		87,030

Net Interest Income	96,236	18,056	55		114,347
Provision for loan losses	17,987	2,162	—		20,149

Net interest income after provision for loan losses	78,249	15,894	55		94,198

Other Income
Service charges on deposit accounts	9,656	2,061	—		11,717
Fiduciary activities	6,200	—	—		6,200
Other customer fees	5,142	859	—		6,001
Commission income	4,553	—	—		4,553
Earnings on cash surrender value of life insurance	1,863	615	—		2,478
Net gains and fees on sales of loans	1,959	1,033	—		2,992
Net realized gains/(losses) on sales of available for sale securities	271	70	—		341
Other than temporary impairment of investment securities	(1,440)				(1,440)
Other income	1,877	889	—		2,766

Total other income	30,081	5,527	—		35,608

Other expenses
Salaries and employee benefits	47,126	9,797	156	(16)	56,338
			(741	)(17)
Net occupancy	5,412	1,852	(47	)(13)	7,217
Equipment expenses	4,946	1,202	—		6,148
Marketing	1,701	727	—		2,428
Outside data processing fees	2,959	2,107	—		5,066
Printing and office supplies	853	182	—		1,035
Core deposit amortization	2,407	362	1,009	(11)	3,416
			(362	)(14)
Write off of unamortized underwriting expense			—		—
Impairment of goodwill		23,907	(23,907	)(21)	—
Other expenses	14,388	3,511	—		17,899

Total other expenses	79,792	43,647	(23,892)		99,547

Income before income tax	28,538	(22,226)	23,947		30,259
Income tax expense	8,121	138	9,579	(15)	17,838

Net Income	$20,417	$(22,364)	$14,368		$12,421

Per Share Data
Basic earnings per common share	$1.13	$(4.43)	$0.66		$0.57
Diluted earnings per common share	$1.13	$(4.43)	$0.66		$0.57
Average common shares-basic	18,035	5,051	21,611		21,611
Average common shares-diluted	18,129	5,051	21,705		21,705

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2008

ALTERNATIVE B—80% STOCK ISSUED

(In Thousands)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Assets
Cash and due from banks	$69,846	$4,164	$16,800	(19)	$74,010
			(16,800	)(12)
Interest-bearing deposits	—	6,163	—		6,163
Federal funds sold	7,818	3,782	—		11,600

Cash and cash equivalents	77,664	14,109	—		91,773
Interest-bearing time deposits	15,623	—	—		15,623
Investment securities
Available for sale	377,329	124,380	—		501,709
Held to maturity	11,479	—	—		11,479

Total investment securities	388,808	124,380	—		513,188
Mortgage loans held for sale	2,062	2,008	—		4,070
Loans, net of allowance	3,043,783	626,619	905	(3)	3,671,307
Premises and equipment	44,402	17,161	496	(4)	59,964
			(2,095	)(20)
Federal Reserve and FHLB stock	25,494	8,808	—		34,302
Interest Receivable	21,569	4,393	—		25,962
Core deposits intangible	10,841	1,807	(1,807	)(8)	21,165
			12,000	(5)
			(1,676	)(20)
Goodwill	124,860	—	—		124,860
Cash surrender value of life insurance	73,448	21,667	—		95,115
Other real estate owned	16,916	984	—		17,900
Other assets	18,604	8,971	4,707	(6)	32,244
			(38	)(20)

Total assets	$3,864,074	$830,907	$12,492		$4,707,473

Liabilities
Deposits
Noninterest-bearing	$384,928	$47,454	$—		$432,382
Interest-bearing	2,529,355	547,004	2,516	(3)	3,078,875

Total deposits	2,914,283	594,458	2,516		3,511,257
Borrowings	571,308	155,101	(101	)(3)	726,308
	6,529	1,646	—		8,175
Interest payable	19,861	8,280	$500	(2)	50,429
Other liabilities			16,800	(12)
			1,400	(1)
			3,588	(18)

Total liabilities	3,511,981	759,485	24,703		4,296,169

Stockholders’ equity
Cumulative Preferred Stock	125	—	—		125
Common stock	2,266	62,558	380	(9)	2,646
			(62,558	)(7)
Additional paid in capital	141,777	—	58,831	(9)	200,608
Retained earnings	210,605	15,632	(15,632	)(7)	210,605
Unearned ESOP Shares		(2,276)	2,276	(7)	—
Accumulated comprehensive income	(2,680)	(4,492)	4,492	(7)	(2,680)

Total stockholders’ equity	352,093	71,422	(12,211)		411,304

Total liabilities and stockholders’ equity	$3,864,074	$830,907	$12,492		$4,707,473

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

For The Year Ended December 31, 2007

Alternative B—80% Stock Issued

(In Thousands except Share and Per Share Amounts)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans receivable	$208,388	$44,220	$(139	)(10)	$252,469
Investment securities	20,292	8,690	—		28,982
Other	2,053	784	—		2,837

Total interest income	230,733	53,694	(139)		284,288

Interest Expense
Deposits	89,921	27,039	(559	)(10)	116,401
Fed funds purchased	3,589	—	—		3,589
Securities sold under repurchase agreements	3,856	621	—		4,477
Borrowings	20,247	4,248	76	(10)	25,413
			842	(12)

Total interest expense	117,613	31,908	359		149,880

Net Interest Income	113,120	21,786	(498)		134,408
Provision for loan losses	8,507	957	—		9,464

Net interest income after provision for loan losses	104,613	20,829	(498)		124,944

Other Income
Service charges on deposit accounts	12,421	2,474	—		14,895
Fiduciary activities	8,372	—	—		8,372
Other customer fees	6,479	922	—		7,401
Commission income	5,113	—	—		5,113
Earnings on cash surrender value of life insurance	3,651	849	—		4,500
Net gains and fees on sales of loans	2,438	(693)	—		1,745
Net realized gains (losses) on sales of available-for-sale securities		(25)	—		(25)
Other income	2,077	1,496	—		3,573

Total other income	40,551	5,023	—		45,574

Other expenses
Salaries and employee benefits	58,843	12,295	208	(16)	70,358
			(988	)(17)
Net occupancy expenses	6,647	2,368	(40	)(13)	8,975
Equipment expenses	6,769	1,658	—		8,427
Marketing	2,205	1,122	—		3,327
Outside data processing fees	3,831	2,570	—		6,401
Printing and office supplies	1,410	187	—		1,597
Core deposit amortization	3,159	521	1,549	(11)	4,867
			(362	)(14)
Write off of unamortized underwriting expense	1,771	—	—		1,771
Other expenses	17,547	3,771	—		21,318

Total other expenses	102,182	24,492	367		127,041

Income before income tax	42,982	1,360	(865)		43,477
Income tax expense (benefit)	11,343	(389)	(346	)(15)	10,608

Net Income	$31,639	$1,749	$(519)		$32,869

Per Share Data
Basic earnings per common share	$1.73	$0.35	$(0.02)		$1.54
Diluted earnings per common share	$1.73	$0.34	$(0.02)		$1.54
Average common shares-basic	18,250	5,046	2,979		21,288
Average common shares-diluted	18,314	5,156	2,979		21,352

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

For The Nine Months Ended September 30, 2008

Alternative B—80% Stock Issued

(In Thousands except Share and Per Share Amounts)

	First Merchants Corporation	Lincoln Bancorp	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans receivable	$150,616	$30,058	$(70	)(10)	$180,604
Investment securities	13,483	5,241	—		18,724
Other	1,638	411	—		2,049

Total interest income	165,737	35,710	(70)		201,377

Interest Expense
Deposits	51,943	13,792	(280	)(10)	65,455
Fed funds purchased	1,748	—	—		1,748
Securities sold under repurchase agreements	2,098	164	—		2,262
Borrowings	13,712	3,698	38	(10)	17,869
			421	(12)

Total interest expense	69,501	17,654	179		87,334
Net Interest Income	96,236	18,056	(249)		114,043
Provision for loan losses	17,987	2,162	—		20,149

Net interest income after provision for loan losses	78,249	15,894	(249)		93,894

Other Income
Service charges on deposit accounts	9,656	2,061	—		11,717
Fiduciary activities	6,200	—	—		6,200
Other customer fees	5,142	859	—		6,001
Commission income	4,553	—	—		4,553
Earnings on cash surrender value of life insurance	1,863	615	—		2,478
Net gains and fees on sales of loans	1,959	1,033	—		2,992
Net realized gains/(losses) on sales of available-for-sale securities	271	70	—		341
Other than temporary impairment of investment securities	(1,440)				(1,440)
Other income	1,877	889	—		2,766

Total other income	30,081	5,527	—		35,608

Other expenses
Salaries and benefits	47,126	9,797	156	(16)	56,338
			(741	)(17)
Net occupancy	5,412	1,852	(30	)(13)	7,234
Equipment expenses	4,946	1,202	—		6,148
Marketing	1,701	727	—		2,428
Outside data processing fees	2,959	2,107	—		5,066
Printing and office supplies	853	182	—		1,035
Core deposit amortization	2,407	362	1,084	(11)	3,491
			(362	)(14)
Write off of unamortized underwriting expense	—	—	—		—
Impairment of goodwill		23,907	(23,907	)(21)	—
Other expenses	14,388	3,511	—		17,899

Total other expenses	79,792	43,647	(23,800)		99,639
Income before income tax	28,538	(22,226)	23,551		29,863
Income tax expense	8,121	138	9,420	(15)	17,679

Net Income	$20,417	$(22,364)	$14,131		$12,184

Per Share Data
Basic earnings per common share	$1.13	$(4.43)	$0.67		$0.58
Diluted earnings per common share	$1.13	$(4.43)	$0.67		$0.58
Average common shares-basic	18,035	5,051	21,073		21,073
Average common shares-diluted	18,129	5,051	21,167		21,167

The accompanying notes are an integral part of the unaudited pro forma combined consolidated financial information.

Notes to Unaudited Pro Forma Combined Consolidated Financial Information

Note 1—Basis of Presentation

First Merchants has agreed to acquire Lincoln for a fixed exchange ratio of 0.7004 shares of First Merchants stock for each Lincoln common share, subject to possible upward or downward adjustment as provided for in the Merger Agreement and up to an aggregate maximum of 3,576,417 of First Merchants shares being issued, or a fixed payment of $15.76 per share for each share of Lincoln stock up to up to an aggregate maximum of $16,800,000 being paid to Lincoln shareholders. The acquisition will be accounted for under the purchase method of accounting and, accordingly, the assets and liabilities of Lincoln have been marked to estimated fair value based upon conditions as of September 30, 2008. Since these are pro forma statements, we cannot assure that the amounts reflected in these financial statements would have been representative of the actual amounts earned had the companies been combined at the time.

In addition, these pro forma statements were prepared based on the following assumptions:

•	all outstanding options to purchase Lincoln common shares are exchanged for cash prior to the merger; and

•	all unearned Lincoln ESOP shares are sold and are deemed outstanding prior to the merger.

Note 2—Pro Forma Adjustments

(1) To record accrual by Lincoln for estimated transaction costs of $1,400,000.

(2) To record accrual by First Merchants for estimated transaction costs of $500,000.

(3) To adjust interest-earning assets and interest-bearing liabilities of Lincoln to approximate fair value: adjustment to loans of $905,000, deposits of $2,516,000 and borrowings of $101,000.

(4) To record the impact of purchasing the outstanding stock of Lincoln:

	Alternative A	Alternative B
Purchase Price:
Common stock	$447	$380
Additional paid in capital	69,258	58,831
Acquisition costs	500	500
Cash paid to Lincoln shareholders	4,685	16,800

Total purchase price paid	74,890	76,511

Allocated to:
Historical book value of Lincoln net assets	71,422	71,422
Record professional fees related to acquisition	(1,400)	(1,400)
Recognition of transaction-related liabilities for Lincoln common net of tax	(3,588)	(3,588)
Write off of Lincoln core deposit intangible	(1,807)	(1,807)

Adjusted book value of Lincoln	64,627	64,627

Adjustments to record assets and liabilities at fair value:

Loans	905	905
Premises and equipment	496	496
Core deposit intangible	12,000	12,000
Securities	—	—
Mortgage loans held for sale	—	—
Other assets	—	—
Deposits	(2,516)	(2,516)
Borrowings	101	101
Deferred taxes	4,707	4,707

Total allocation	15,693	15,693
Negative goodwill:	$(5,430)	$(3,809)

Allocation of negative goodwill:

Reduction of premises and equipment	$(2,987)	$(2,095)
Reduction of core deposit intangible	(2,389)	(1,676)
Reduction of investment in LLC	(54)	(38)

Total	$(5,430)	$(3,809)

(5) To record core deposit intangible.

(6) To record deferred taxes on the purchase accounting adjustments of $4,707,000, net of tax, using an estimated tax rate of 40%.

(7) To eliminate Lincoln’s equity accounts of $71,422,000.

(8) To eliminate Lincoln’s core deposit intangible of $1,807,000.

(9) To record issuance of 3,576,417 shares of First Merchants stock under Alternative A and the issuance of 3,038,003 shares of First Merchants stock under Alternative B.

(10) To record effect of amortization of purchase accounting adjustments of $70,000 in loans, $280,000 in deposits, and $38,000 in borrowings in a manner that approximates the level yield method.

(11) To record amortization of core deposit premium utilizing an accelerated method over 10 years.

(12) To record additional borrowings ($4,685,000 under Alternative A and $16,800,000 under Alternative B) and related interest expense on First Merchants line of credit related to the cash payment for Lincoln common shares.

(13) To record annual amortization of $65,000 of purchase accounting adjustment related to premises and equipment over the estimated life of the related asset.

(14) To eliminate Lincoln’s amortization of core deposit intangible.

(15) To record tax effect of purchase accounting adjustments at an effective rate of 40%.

(16) To record the expense of issuing 32,000 restricted shares (or 120,000 options) to certain senior managers of Lincoln. The total expense is $624,000 to be expensed over the three-year vesting period.

(17) To eliminate Lincoln’s annual expenses of $988,000 related to the Employee Stock Ownership Plan (ESOP), the multi-employer defined benefit plan, the Recognition and Retention Plan (RRP), the Stock Option Plan and the Supplemental Executive Retirement Plan (SERP).

(18) To accrue for Lincoln’s expenses related change of control agreements ($3.136 million), the termination of the Fidelity contract ($2 million), cashing out of stock options ($226,000), funding the pension shortfall ($615,000) and funding of the Supplemental Executive Retirement Plan ($302,000), net of tax.

(19) To record cash paid to Lincoln shareholders of $4,685,000 under Alternative A and $16,800,000 under Alternative B.

(20) To allocate negative goodwill to long-lived assets on a pro-rata basis as outlined in (4) above.

(21) To eliminate impairment of goodwill of $23,907,000.

DESCRIPTION OF FIRST MERCHANTS

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana organized in September 1982. Since its organization, First Merchants has grown to include four affiliate banks with sixty-six banking locations in eighteen Indiana and three Ohio counties. In addition to its branch network, the First Merchants’ delivery channels include ATMs, check cards, interactive voice response systems and internet technology. First Merchants’ business activities are currently limited to one significant business segment, which is community banking.

The bank subsidiaries of First Merchants include the following:

•	First Merchants Bank, National Association with its principal office in Muncie, Delaware County, Indiana;

•	First Merchants Bank of Central Indiana, National Association with its principal office in Anderson, Madison County, Indiana;

•	Lafayette Bank and Trust Company, National Association with its principal office in Lafayette, Tippecanoe County, Indiana; and

•	Commerce National Bank with its principal office in Columbus, Franklin County, Ohio.

First Merchants also operates First Merchants Trust Company, National Association, a trust and asset management services company. First Merchants also operates First Merchants Insurance Services, Inc., a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana. First Merchants is also the majority owner of Indiana Title Insurance Company, LLC, which is a full-service title insurance agency. First Merchants operates First Merchants Reinsurance Co. Ltd., a small life reinsurance company whose primary business includes underwriting short-duration contracts of credit life and accidental and health insurance policies and debt cancellation contracts. As of December 31, 2007, First Merchants and its subsidiaries had 1,121 full-time equivalent employees.

Through its bank subsidiaries, First Merchants offers a broad range of financial services, including accepting time, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage; and providing other corporate services, letters of credit and repurchase agreements. Through various non-bank subsidiaries, First Merchants also offers personal and commercial lines of insurance and engages in the title agency business and the reinsurance of credit life, accident, and health insurance.

As of September 30, 2008, First Merchants had consolidated assets of approximately $3.9 billion, consolidated deposits of approximately $2.9 billion, and stockholders’ equity of approximately $352 million.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Acquisition Policy and Pending Transactions

First Merchants anticipates that it will continue its policy of geographic expansion of its banking business through the acquisition of additional financial institutions whose operations are consistent with its community banking philosophy. First Merchants’ management routinely explores opportunities to acquire financial institutions and other financial services-related businesses and to enter into strategic alliances to expand the scope of its services and its customer base. As of the date of this document, First Merchants is not a party to any other agreement relating to an acquisition of additional financial institutions, other than the Merger Agreement with Lincoln.

Incorporation of Certain Information by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the Securities and Exchange Commission and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 142.

DESCRIPTION OF LINCOLN

Business

General

Lincoln is an Indiana corporation that owns all of the issued and outstanding capital stock of Lincoln Bank (together with Lincoln, the Lincoln Companies). Effective November 1, 2006, Lincoln Bank converted from a federal savings bank charter to the charter of an Indiana commercial bank and Lincoln became a bank holding company under the Bank Holding Company Act of 1956, as amended.

Lincoln was organized in September 1998 to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Lincoln Federal Savings Bank, which was renamed Lincoln Bank on September 1, 2003, in connection with Lincoln Bank’s conversion from mutual to stock form. Lincoln became Lincoln Bank’s holding company on December 30, 1998. Lincoln Bank was originally organized in 1884 as Ladoga Federal Savings and Loan Association (Ladoga Federal), located in Ladoga, Indiana. In 1979, Ladoga Federal merged with Plainfield First Federal Savings and Loan Association, a federal savings and loan association located in Plainfield, Indiana which was originally organized in 1896. Following the merger, Lincoln Bank changed its name to Lincoln Federal Savings and Loan Association and, in 1984, changed its name to Lincoln Federal Savings Bank. On September 26, 2000, the Lincoln Companies acquired Citizens Bancorp (Citizens), the holding company of Citizens Savings Bank of Frankfort (Citizens Savings), a federally chartered savings bank. Citizens was merged into Lincoln and Citizens Savings was merged into Lincoln Bank. Citizens Loan and Service Corporation (CLSC), an Indiana corporation and wholly-owned subsidiary of Citizens Savings, continues as a subsidiary of Lincoln Bank. On August 2, 2004, Lincoln completed the acquisition of First Shares Bancorp, Inc. (First Shares) and its wholly-owned subsidiary First Bank, an Indiana commercial bank (First Bank). First Shares was merged into Lincoln and First Bank was merged into Lincoln Bank.

All of Lincoln’s revenues are derived from customers located in, and all of its assets are located in, the United States. At September 30, 2008, Lincoln Bank conducted its business from 17 full service offices located in Hendricks, Montgomery, Clinton, Johnson, Brown and Morgan Counties, Indiana, one loan production office in Hamilton County, Indiana and one loan production office in Johnson County, Indiana, with its main office located in Plainfield in Hendricks County.

Lincoln Bank provides full banking services in a single significant business segment. Lincoln Bank’s principal business consists of attracting deposits from the general public and originating various types of consumer and commercial loans in the communities that we serve. Lincoln Bank’s deposit accounts are insured up to applicable limits required by the Deposit Insurance Fund of the FDIC. Lincoln Bank offers a number of financial services, including: (i) one- to four-family residential real estate loans; (ii) commercial real estate loans; (iii) real estate construction loans; (iv) land loans; (v) multi-family residential loans; (vi) consumer loans, including home equity loans, recreational vehicles and automobile loans; (vii) commercial loans; (viii) money market demand accounts (“MMDAs”); (ix) savings accounts; (x) checking accounts; (xi) NOW accounts; (xii) certificates of deposit; and (xiii) financial planning.

Lending Activities

Loan Portfolio Data. The following table sets forth the composition of Lincoln Bank’s loan portfolio (including loans held for sale) by loan type and security type as of the dates indicated, including a reconciliation of gross loans receivable after consideration of the allowance for loan losses, deferred loan fees and loans in process. Reclassifications of certain amounts in the table presented have been made to conform to the 2007 presentation.

	At December 31,
	2007		2006		2005		2004		2003
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
TYPE OF LOAN
Real estate mortgage loans:
One-to-four-family residential	$147,941	22.47%	$198,990	31.22%	$191,540	31.66%	$187,040	32.04%	$215,754	47.27%
Multi-family	8,742	1.33	6,697	1.05	5,220	0.86	5,797	0.99	5,301	1.16
Commercial real estate	224,972	34.17	182,931	28.70	166,348	27.50	164,975	28.26	96,079	21.05
Construction	69,947	10.63	47,691	7.48	35,507	5.87	42,592	7.30	50,580	11.08
Land	17,717	2.69	13,553	2.13	13,017	2.15	14,547	2.49	6,518	1.43
Commercial	50,615	7.69	47,655	7.48	52,566	8.69	60,630	10.39	37,081	8.12
Consumer loans:
Home equity and second mortgages	58,619	8.90	54,905	8.61	58,273	9.63	59,835	10.25	38,747	8.49
Other	79,794	12.12	84,967	13.33	82,472	13.64	48,367	8.28	6,374	1.40

Gross loans receivable	$658,347	100.00%	$637,389	100.00%	$604,943	100.00%	$583,783	100.00%	$456,434	100.00%

TYPE OF SECURITY
One-to-four-family residential real estate	$218,632	33.21%	$266,036	41.74%	$264,987	43.81%	$274,647	47.05%	$284,194	62.26%
Multi-family real estate	8,741	1.33	6,697	1.05	5,220	0.86	5,797	0.99	5,301	1.16
Commercial real estate	282,848	42.97	218,480	34.27	186,680	30.86	179,794	30.80	116,967	25.63
Land	17,717	2.69	13,553	2.13	13,017	2.15	14,547	2.49	6,518	1.43
Deposits	—	—	—	—	929	0.15	1,044	0.18	499	0.11
Auto	15,421	2.34	20,644	3.24	21,850	3.61	15,313	2.62	4,666	1.02
Other security	107,721	16.36	110,608	17.35	111,142	18.38	91,467	15.67	37,987	8.32
Unsecured	7,267	1.10	1,371.22		1,118	0.18	1,174	0.20	302	0.07

Gross loans receivable	$658,347	100.00	$637,389	100.00	$604,943	100.00%	$583,783	100.00%	$456,434	100.00%

Deduct:
Allowance for loan losses	6,582	1.00%	6,129	0.96%	5,843	0.97	5,701	0.98	3,532	0.77
Deferred loan costs	(2,967)	(0.45)	(3,111)	(0.49)	(2,865)	(0.47)	(1,543)	(0.26)	(213)	(0.05)
Loans in process (undisbursed)	18,898	2.87	5,088.80		7,419	1.23	12,442	2.13	15,088	3.31

Net loans receivable	$635,834	96.58%	$629,283	98.73%	$594,546	98.27%	$567,183	97.15%	$438,027	95.97%

Mortgage Loans:
Adjustable-rate	$333,629	63.19%	$268,141	53.12%	$255,017	54.27%	$270,271	56.80%	$132,024	31.93%
Fixed-rate	194,308	36.81	236,625	46.88	214,887	45.73	205,558	43.20	281,455	68.07

Total	$527,937	100.00%	$504,766	100.00%	$469,904	100.00%	$475,829	100.00%	$413,479	100.00%

The following table sets forth certain information at December 31, 2007, regarding the dollar amount of loans maturing in Lincoln Bank’s loan portfolio based on the contractual terms to maturity. Demand loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. Management expects prepayments will cause actual maturities to be shorter.

	Balance Outstanding at December 31, 2007	Due During Years Ended December 31,
		2008	2009	2010	2011 to 2012	2013 to 2017	2018 to 2022	2023 and following
	(In thousands)
Real estate mortgage loans:
One-to-four-family residential loans	$147,941	$200	$182	$203	$991	$6,285	$15,494	$124,586
Multi-family loans	8,742	2,636	818	6	1,614	2,421	1,246	—
Commercial real estate loans	224,972	52,313	30,297	10,506	26,413	43,371	21,711	40,361
Construction loans	69,947	50,025	3,690	7,035	1,439	3,767	135	3,857
Land loan	17,717	5,857	2,774	8,354	50	528	154	—
Commercial loans	50,615	16,605	4,371	3,811	17,754	5,151	2,723	200
Consumer loans:
Installment loans	79,794	6,127	2,062	4,430	12,579	18,522	32,486	3,587
Loans secured by deposits	—
Home equity loans and second mortgages	58,619	589	568	527	6,205	42,691	7,766	273

Total consumer loans	138,413	6,716	2,630	4,957	18,784	61,213	40,252	3,860

Total	$658,347	$134,352	$44,762	$34,872	$67,045	$122,736	$81,715	$172,864

The following table sets forth, as of December 31, 2007, the dollar amount of all loans due after one year that have fixed interest rates and floating or adjustable interest rates.

	Due After December 31, 2008
	Fixed Rates	Variable Rates	Total
	(In thousands)
Real estate mortgage loans:
One-to-four-family residential loans	$86,029	$61,713	$147,742
Multi-family loans	3,997	2,108	6,105
Commercial real estate loans	56,703	115,956	172,659
Construction loans	6,285	13,638	19,923
Land loan	5,871	5,989	11,860
Commercial loans	17,036	16,974	34,010
Consumer loans:
Installment loans	72,497	1,169	73,666
Loans secured by deposits	—	—	—
Home equity loans and second mortgages	21,165	36,865	58,030

Total consumer loans	$93,662	$38,034	$131,696

Total	$269,582	$254,412	$523,994

Commercial Real Estate and Multi-Family Loans. Lincoln Bank’s commercial real estate loans are secured by churches, warehouses, office buildings, hotels, retail centers and other commercial properties. Lincoln Bank generally issues commercial real estate loans as either five-year balloon loans amortized over a 15- or 20-year period, with a fixed interest rate, or as three- or five-year variable rate loans with a final maturity of fifteen to twenty years. At December 31, 2007, Lincoln Bank had $233.7 million in outstanding commercial and multi-family real estate. Lincoln Bank generally requires a Loan-to-Value Ratio of at least 80% on commercial real estate loans, although it may make loans with a higher Loan-to-Value Ratio on loans secured by retail centers, owner-occupied commercial real estate or by multi-family residential properties. Commercial real estate loans generally are larger than one- to four-family residential loans and involve a greater degree of risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on results of operations and management of the properties and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of the loans makes them more difficult for management to monitor and evaluate. In addition, balloon loans may involve a greater degree of risk to the extent the borrower is unable to obtain financing or cannot repay the loan when the loan matures and the balloon payment is due.

At December 31, 2007, Lincoln Bank’s largest commercial real estate borrower had a single loan outstanding in the amount of $10.6 million which was secured by a hotel property in Lafayette, Indiana. At December 31, 2007, approximately $225.0 million, or 34.2% of Lincoln Bank’s total loan portfolio, consisted of commercial real estate loans. On the same date, there were $1.2 million in commercial real estate loans included in non-performing assets.

At December 31, 2007, approximately $8.7 million, or 1.3% of Lincoln Bank’s total loan portfolio, consisted of multi-family loans (those consisting of more than four units). Lincoln Bank writes multi-family loans on terms and conditions similar to its commercial real estate loans. The largest multi-family loan as of December 31, 2007, was $2.4 million and was secured by an apartment complex in Greenwood, Indiana. On the same date, there were $1.9 million multi-family loans included in non-performing assets.

Multi-family loans, like commercial real estate loans, generally involve greater risk than do one- to four-family residential loans.

Construction Loans. Lincoln Bank offers construction loans to developers for the acquisition and development of residential and nonresidential real estate and to builders of one- to four-family residential properties. A significant portion of these loans are made on a speculative basis (i.e., before the builder/developer obtains a commitment from a buyer). At December 31, 2007, approximately $69.9 million, or 10.6% of Lincoln Bank’s total loan portfolio, consisted of construction loans. Of these loans, approximately $12.5 million were for the acquisition and development of residential housing developments, $12.1 million financed the construction of one- to four-family residential properties and $45.3 million financed the construction of commercial real estate. As of December 31, 2007, Lincoln Bank’s largest construction loan relationship had a balance of $7.5 million and was secured by a hotel in Fishers, Indiana. Also on that date, $1.1 million construction loans were included in non-performing assets.

Construction loans on residential properties where the borrower has entered into a verifiable sales contract to a non-related party to purchase the completed home may be made with a maximum Loan-to-Value Ratio of 90% of the price stipulated in the sales contract or 80% of the appraised value of the property. With respect to residential properties constructed on a speculative basis, Lincoln Bank generally requires a Loan-to-Value Ratio of 75% of the “as completed” appraised value of the property. Although speculative loans make up a significant percentage of Lincoln Bank’s construction loan portfolio, Lincoln Bank generally will finance only two speculative construction projects per builder. Residential construction loans are generally written with a fixed rate of interest and for an initial term of nine months. Lincoln Bank generally offers construction loans on commercial land development projects with a maximum Loan-to-Value Ratio of 75% of the appraised value of the property or 80% of the property’s cost plus 80% of the cost of verifiable improvements to the property. The term of construction loans on commercial real estate properties generally do not exceed 12 months.

Construction loans provide a comparable, and in some cases higher, yield than a conventional mortgage loan, however, they also involve a higher degree of risk. For example, if a project is not completed and the borrower defaults, Lincoln Bank may have to hire another contractor to complete the project at a higher cost. Also, a project may be completed, however, it may not be salable, which might cause the borrower to default on the loan and require Lincoln Bank to take title to the project.

Land Loans. At December 31, 2007, approximately $17.7 million, or 2.7% of Lincoln Bank’s total loan portfolio, consisted of mortgage loans secured by undeveloped real estate. For commercial developer loans, Lincoln Bank will loan 65% Loan-to-Value on raw land purchases where there are no immediate plans for development. We will loan 75% on development loans where the land will be immediately used for commercial or residential development. Lincoln Bank writes these loans for a maximum term of 12 months. For the consumer residential lot loan program, loans for single family residential platted subdivision lots may be made up to 100% loan to value to the lesser of purchase price or appraisal amount. Lincoln Bank writes these loans for a maximum term of three years with a balloon payment and a fifteen year amortization. At December 31, 2007, Lincoln Bank’s largest land loan relationship totaled $5.3 million and was secured by land in Noblesville, Indiana There were $2.5 million of land loans included in non-performing assets at December 31, 2007.

Land loans present greater risk than conventional loans since land development borrowers who are over budget may divert the loan funds to cover cost-overruns rather than direct them toward the purpose for which such loans were made. In addition, land loans are more difficult to monitor than conventional mortgage loans. As such, a defaulting borrower could cause Lincoln Bank to take title to partially improved land that is unmarketable without further capital investment.

Commercial Loans. Lincoln Bank offers commercial loans, which consist primarily of loans to businesses that are secured by assets other than real estate. As of December 31, 2007, commercial loans amounted to $50.6 million or 7.7% of Lincoln Bank’s total loan portfolio. Commercial loans generally bear greater risk than real estate loans, depending on the ability of the underlying enterprise to repay the loan. Although commercial loans have not historically comprised a large portion of Lincoln Bank’s loan portfolio, Lincoln Bank has increased the amount of loans it has made to small businesses in order to increase its rate of return and diversify its portfolio. As of December 31, 2007, $132,000 of Lincoln Bank’s commercial loans were included in non-performing assets.

One- to Four-Family Residential Loans. Lincoln Bank’s lending activities include the origination of one- to four-family residential mortgage loans secured by property located in its primary market area. Lincoln Bank generally does not originate one- to four-family residential mortgage loans if the ratio of the loan amount to the lesser of the current cost or appraised value of the property (Loan-to-Value Ratio) exceeds 95%. Lincoln Bank generally requires private mortgage insurance on loans with a Loan-to-Value Ratio in excess of 80%. The cost of such insurance is factored into the annual percentage rate on such loans.

Lincoln Bank’s underwriting criteria for one- to four-family residential loans include the value of the underlying collateral, income, debt-to-income ratio, stability of earnings and past credit history of a potential borrower. These underwriting criteria are based upon FNMA/FHLMC lending guidelines. Lincoln Bank offers fixed-rate loans which provide for the payment of principal and interest over a period of up to 40 years.

Lincoln Bank also offers adjustable-rate mortgage (ARM) loans pegged to the one-, three-, five- and seven-year U.S. Treasury/LIBOR securities yield adjusted to a constant maturity. Lincoln Bank may offer discounted initial interest rates on ARM loans, but requires that the borrower qualify for the loan at the fully-indexed rate (the index rate plus the margin). A substantial portion of the ARM loans in Lincoln Bank’s portfolio at December 31, 2007 provide for maximum rate adjustments per year and over the life of the loan of 2% and 6%, respectively. Lincoln Bank’s residential ARM loans are generally amortized over terms up to 30 years.

Lincoln Bank has previously originated certain fixed-rate one- to four-family residential loans with the intent of pooling these loans into FHLMC mortgage-backed securities. Lincoln Bank did not securitize any residential loans during 2006, but did securitize loans during 2007 in conjunction with the restructuring discussed previously. At December 31, 2007, Lincoln Bank continued to hold in its investment portfolio approximately $0.5 million (amortized cost) of these securities that are backed by fixed-rate mortgage loans that it originated.

Lincoln Bank determines when it originates a one- to four-family residential loan whether it intends to hold the loan until maturity or sell it in the secondary market. Depending on the asset liability position of Lincoln Bank, its current loan demand and management’s assessment of interest rate trends Lincoln Bank determines whether to sell any or all of the loans that it originates that are written to FNMA/FHLMC standards. Management monitors closely the amount of longer term fixed rate loans included in the portfolio and adjusts its hold policy as conditions warrant. Lincoln Bank retained the servicing rights on nearly all the loans that it sold prior to the acquisition of First Bank in August 2004. Currently, the majority of loans sold are sold with servicing released. Customers are given an option to have local servicing, but at a slightly higher note rate.

ARM loans decrease the risk associated with changes in interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower can also increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by the maximum periodic and lifetime interest rate adjustment permitted by the loan documents, and, therefore, is potentially limited in effectiveness during periods of rapidly rising interest rates. At December 31, 2007, approximately 41.8% of Lincoln Bank’s one- to four-family residential loans had adjustable rates of interest.

All of the one- to four-family residential mortgage loans that Lincoln Bank originates include “due-on-sale” clauses, which give Lincoln Bank the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. However, Lincoln Bank occasionally permits assumptions of existing residential mortgage loans on a case-by-case basis.

At December 31, 2007, approximately $147.9 million, or 22.5% of Lincoln Bank’s portfolio of loans, consisted of one- to four-family residential loans. Approximately $479.0, or 0.32% of total residential loans, were included in non-performing assets as of that date.

Consumer Loans. Lincoln Bank’s consumer loans consist of variable- and fixed-rate home equity loans; lines of credit; automobile, recreational vehicle, boat and motorcycle loans; and loans secured by deposits. Consumer loans remained virtually unchanged between 2007 and 2006. Home equity loans increased nearly 7% and other consumer loans decreased by 6.1%. As noted above Lincoln substantially increased its indirect loan portfolio during 2005. The majority of the growth was in loans secured by recreational vehicles and boats. Given the nature of this collateral some of the loans were for terms up to 15 years. At December 31, 2007, Lincoln Bank’s consumer loans including indirect loans aggregated approximately $138.4 million, or 21.0% of Lincoln Bank’s total loan portfolio. Included in consumer loans at December 31, 2007 were $36.9 million of variable-rate home equity lines of credit.

Lincoln Bank’s home equity lines of credit and fixed-term loans may be written for up to 100% of the appraised value of the property (less any first mortgage amount). Lincoln Bank’s home equity and second mortgage loans were $58.6 million, or 8.9% of total loans at December 31, 2007. Lincoln Bank generally will write automobile loans for up to the lesser of 100% of the Manufacturers Suggested Retail Price less any rebates plus sales tax or up to 125% of Dealer Invoice. New car loans are written for terms of up to 72 months and used car loans are written for terms up to 72 months, depending on the age of the car and up to 125% of the National Automobile Dealers Association guide (NADA) trade in value, not to exceed NADA retail value.

Loans for new recreational vehicles and boats are written for no more than 125% of the Dealer Invoice, for a maximum term of 180 months. New motorcycle loans are written for no more than 100% of the list price with a term not to exceed 72 months. All of Lincoln Bank’s consumer loans have a fixed rate of interest except for home equity lines of credit, which are offered at a variable rate. At December 31, 2007, consumer loans in the amount of $0.5 million, .39% of total consumer loans, were included in non-performing assets.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or are secured by rapidly depreciable assets, such as automobiles. Further, any repossessed collateral under a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Origination, Purchase and Sale of Loans. Historically, Lincoln Bank has confined its loan origination activities primarily to Hendricks, Hamilton, Montgomery, Clinton, Johnson, Brown, Marion and Morgan Counties. Lincoln Bank may from time to time make mortgage loans secured by property located outside of Indiana. Lincoln Bank’s loan originations are generated from referrals from existing customers, real estate brokers, newspaper and periodical advertising.

Lincoln Bank’s loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. To assess the borrower’s ability to repay, Lincoln Bank evaluates the employment and credit history and information on the historical and projected income and expenses of its borrowers.

Lincoln Bank generally requires appraisals on all real property securing its first-mortgage loans and requires title insurance and a valid lien on the mortgaged real estate. Appraisals for all real property securing first-mortgage loans are performed by independent appraisers who are state-licensed. Lincoln Bank requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan and also requires flood insurance to protect the property, which secures its interest, if the property is in a flood plain. Lincoln Bank also generally requires private mortgage insurance for all residential mortgage loans with Loan-to-Value Ratios of greater than 80%. Lincoln Bank generally requires escrow accounts for insurance premiums and taxes for residential mortgage loans with Loan-to-Value Ratios of greater than 80%.

Lincoln Bank’s underwriting standards for consumer loans are intended to protect against some of the risks inherent in making consumer loans. Borrower character, paying habits, length of employment and financial strengths are important considerations.

Lincoln Bank occasionally purchases participation interests in loans originated by other financial institutions in order to diversify its portfolio, supplement local loan demand and to obtain more favorable yields. The participations that Lincoln Bank purchases normally represent a portion of residential or commercial real estate loans originated by other Indiana financial institutions, most of which are secured by property located in Indiana. As of December 31, 2007, Lincoln Bank had $20.3 million of commercial loan participations in its asset portfolio.

Lincoln Bank occasionally sells participation interests in loans it originates in order to limit the risk on a specific credit or industry type or to remain within its legal lending limit to a single borrower. As of December 31, 2007, Lincoln Bank had $10.8 million of commercial loan participations sold.

The following table shows loan origination and repayment activity for Lincoln Bank during the periods indicated:

	Year Ended December 31
	2007	2006	2005
	(In thousands)
Gross loans receivable at beginning of period	$637,388	$604,943	$583,783

Loans Originated:
Real estate mortgage loans:
One-to-four-family loans (1)	88,128	83,612	83,401
Multi-family loans	3,139	1,934	—
Commercial real estate loans	148,213	107,541	69,650
Construction loans	48,800	33,518	33,668
Land loan	9,991	7,269	13,731
Commercial loans	72,245	77,002	67,399
Consumer loans	16,271	28,101	52,298

Total originations	386,787	338,977	320,147

Purchases (sales) of participation loans, net	(53,684)	(36,460)	(61,779)

Reductions:
Repayments and other deductions	311,463	268,952	236,425
Transfers from loans to real estate owned	681	1,120	783

Total reductions	312,144	270,072	237,208

Total gross loans receivable at end of period	$658,347	$637,388	$604,943

(1)	Includes certain home equity loans.

Lincoln Bank’s total loan originations during the year ended December 31, 2007 totaled $386.8 million, compared to $339.0 million during the year ended December 31, 2006, and $320.1 million during the year ended December 31, 2005.

Origination and Other Fees. Lincoln Bank realizes income from late charges, checking account service charges, loan servicing fees and fees for other miscellaneous services. Late charges are generally assessed if a loan payment is not received within a specified number of days after it is due. The grace period depends on the individual loan documents. Lincoln Bank also receives a loan servicing fee of  1/4% on fixed-rate loans and  3/8% on ARM loans that it services for others.

Non-Performing and Problem Assets

After a mortgage loan becomes 17 days past due, Lincoln Bank delivers a delinquency notice to the borrower. When loans are 30 to 60 days in default, Lincoln Bank sends additional delinquency notices and telephone calls are placed with the borrower to establish an acceptable repayment schedule. When loans become 60 days in default, Lincoln Bank again contacts the borrower to establish an acceptable repayment schedule. When a mortgage loan is 90 days delinquent, Lincoln Bank will have either entered into a workout plan with the borrower or referred the matter to its attorney for collection. Management is authorized to commence foreclosure proceedings for any loan upon making a determination that it is prudent to do so.

Lincoln Bank reviews mortgage loans on a regular basis and places one- to four-family residential loans on a non-accrual status when they become 120 days delinquent. Other loans are placed on a non-accrual status when they become 90 days delinquent. Generally, when loans are placed on a non-accrual status, unpaid accrued interest is written off.

Non-performing Assets. At December 31, 2007, $8.5 million, or .95%, of Lincoln Bank’s total assets, were non-performing (including loans past due 90 days or more, non-accruing loans and foreclosed assets) compared to $2.8 million, or .31%, of its total assets at December 31, 2006. At December 31, 2007, non-performing assets included residential loans of $479,000 commercial real estate loans of $1.2 million, construction loans of $1.1 million, multifamily loans of $1.9 million, commercial loans of $132,000, land loans of $2.5 million and consumer loans of $534,000. Lincoln Bank had real estate owned (“REO”) properties in the amount of $571,000 as of December 31, 2007.

The table below sets forth the amounts and categories of Lincoln Bank’s non-performing assets (non-performing loans, foreclosed real estate and troubled debt restructurings) for the last five years and the period ended September 30, 2008. It is Lincoln Bank’s policy that earned but uncollected interest on all loans be reviewed monthly to determine if any portion thereof should be classified as uncollectible for any loan past due in excess of 90 days. Lincoln Bank deems any delinquent loan that is 90 days or more past due to be a non-performing asset. Additionally, loans less than 90 days past due may be non-performing if they are not accruing interest.

	At September 30, 2008	At December 31
		2007	2006	2005	2004	2003
	(In thousands)
Non-performing assets:
Non-performing loans	$13,223	$7,900	$2,458	$3,541	$5,084	$1,903
Troubled debt restructurings	—	—	—	—	—	—

Total non-performing loans	13,223	7,900	2,458	3,541	5,084	1,903
Foreclosed real estate	984	571	305	247	1,804	825

Total non-performing assets	$14,207	$8,471	$2,763	$3,788	$6,888	$2,728

Non-performing loans to total loans	2.11%	1.20%	.38%	.59%	.87%	.43%
Non-performing assets to total assets	1.71%	.95%	.31%	.45%	.85%	.46%

Interest income of $403,000 for the year ended December 31, 2007, was recognized on the non-performing loans summarized above. Interest income of $572,000 for the year ended December 31, 2007, would have been recognized under the original loan terms of these loans.

At December 31, 2007, Lincoln Bank held loans delinquent from 30 to 89 days totaling $8.6 million. As of that date, Lincoln Bank was not aware of any other loans in which borrowers were experiencing financial difficulties and was not aware of any assets that would need to be disclosed as non-performing assets.

Delinquent Loans. The following table sets forth certain information at September 30, 2008 and December 31, 2007, 2006 and 2005, relating to delinquencies in Lincoln Bank’s portfolio. Delinquent loans that are 90 days or more past due are considered non-performing assets.

	At September 30, 2008				At December 31, 2007
	30-89 Days		90 Days or More		30-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Residential mortgage loans	58	$2,233	26	$1,757	31	$1,622	7	$363
Commercial real estate loans	10	1,150	16	4,875	4	717	9	1,065
Multi-family mortgage loans	—	—	1	1,925	1	1,935	—	—
Construction loans	1	198	5	3,310	3	3,130	2	192
Land loans	—	—	1	26	1	17	2	282
Commercial loan	3	319	—	—	8	622	1	129
Consumer loans	23	224	12	138	34	560	28	531

Total	95	$4,124	61	$12,031	82	$8,603	49	$2,562

Delinquent loans to total loans				2.58%				1.70%

	At December 31, 2006				At December 31, 2005
	30-89 Days		90 Days or More		30-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Residential mortgage loans	30	$1,629	12	$677	48	$1,890	19	$1,420
Commercial real estate loans	9	734	6	1,235	1	183	6	842
Multi-family mortgage loans	—	—	—	—	—	—	—	—
Construction loans	1	800	—	—	—	—	—	—
Land loans	—	—	—	—	4	243	1	20
Commercial loan	3	179	—	—	7	1,235	8	860
Consumer loans	33	402	28	356	55	939	37	389

Total	76	$3,744	46	$2,268	115	$4,490	71	$3,531

Delinquent loans to total loans				0.96%				1.35%

Classified Assets. Federal regulations and Lincoln Bank’s Asset Classification Policy provide for the classification of loans and other assets such as debt and equity securities considered to be of lesser quality as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

An insured institution is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. Lincoln Bank regularly reviews its loan portfolio to determine whether any loans require classification in accordance with applicable regulations.

On March 10, 2008 we became aware of circumstances surrounding one of our major borrowers and another financial institution. We believe our well collateralized position regarding the performing loans the borrower has with our Company has not changed; however, we will continue to monitor the borrower closely. This event has not changed our position that no specific reserves should be established on our Company’s loans to this borrower at this time.

Allowance for Loan Losses

The allowance for loan losses is maintained through the provision for loan losses, which is charged to earnings. The allowance for loan losses is determined in conjunction with Lincoln Bank’s review and evaluation of current economic conditions (including those of its lending area), changes in the character and size of its loan portfolio, loan delinquencies (current status as well as past and anticipated trends) and adequacy of collateral securing loan delinquencies, historical and estimated net charge-offs, and other pertinent information derived from a review of the loan portfolio. In management’s opinion, Lincoln Bank’s allowance for loan losses is adequate to absorb probable losses inherent in the loan portfolio at September 30, 2008. However, there can be no assurance that regulators, when reviewing Lincoln Bank’s loan portfolio in the future, will not require increases in its allowances for loan losses or that changes in economic conditions will not adversely affect its loan portfolio. For more discussion on the allowance for loan losses, see “DESCRIPTION OF LINCOLN—Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Summary of Loan Loss Experience. The following table analyzes changes in the allowance during the past five fiscal years ended December 31, 2007 and the nine months ended September 30, 2008.

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(Dollars in Thousands)
Balance at beginning of period	$6,582	$6,129	$5,843	$5,701	$3,532	$2,932
Acquisition of First Bank	—	—	—	—	1,757	—

Charge-offs:
One- to four-family residential mortgage loans	(33)	(49)	(104)	(75)	(5)	(22)
Commercial real estate mortgage loans	(38)	(140)	(44)	(311)	—	—
Commercial loans	(68)	(105)	(148)	(1,922)	(25)	(20)
Consumer loans	(327)	(343)	(388)	(287)	(251)	(202)

Total charge-offs	(466)	(637)	(684)	(2,595)	(281)	(244)

Recoveries:
One- to four-family residential mortgage loans	0	6	—	—	1	22
Commercial real estate mortgage loans	5	40	3	3	3	3
Commercial loans	8	14	25	17	—	—
Consumer loans	28	73	58	75	34	66

Total recoveries	41	133	86	95	38	91

Net charge-offs	(425)	(504)	(598)	(2,500)	(243)	(153)

Provision for losses on loans	2,162	957	884	2,642	655	753

Balance end of period	$8,319	$6,582	$6,129	$5,843	$5,701	$3,532

Allowance for loan losses as a percent of total loans outstanding	1.31%	1.00%	.96%	.97%	.98%	.77%
Ratio of net charge-offs to average loans outstanding	.07%	.08%	.10%	.42%	.05%	.04%

Allocation of Allowance for Loan Losses. The following table presents an analysis of the allocation of Lincoln Bank’s allowance for loan losses at the dates indicated.

	At September 30, 2008		At December 31,
			2007		2006		2005		2004		2003
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in Thousands)
Balance at end of period applicable to:
Real estate mortgage loans:
One- to four-family residential mortgage loans	$347	21.10%	$853	22.47%	$1,278	31.22%	$835	31.66%	$568	32.04%	$717	47.27%
Multi-family	456	1.96	378	1.33	35	1.05	32.86		58	0.99	53	1.16
Commercial	3,154	32.59	1,803	34.17	1,841	28.70	1,683	23.48	2,024	24.72	999	21.05
Construction loans	1,705	12.74	980	10.63	238	7.48	359	6.47	484	9.02	526	11.08
Land loans	245	1.38	209	2.69	92	2.13	127	2.29	210	2.57	89	1.43
Commercial loans	1,566	8.74	1,053	7.69	1,342	7.48	934	11.97	991	12.13	385	8.12
Consumer loans	846	21.49	1,306	21.02	1,303	21.94	1,836	23.27	1,365	18.53	619	9.89
Unallocated	—	—	—	—		—	37	—	1	—	144	—

Total	$8,319	$100.00%	$6,582	100.00%	$6,129	100.00%	$5,843	100.00%	$5,701	100.00%	$3,532	100.00%

Investments

Investments. The Lincoln Companies have adopted an investment policy that authorizes investments in U.S. Treasury securities, securities guaranteed by the Government National Mortgage Association (GNMA), securities issued by agencies of the U.S. Government, mortgage-backed securities issued by the FHLMC or the Federal National Mortgage Association (FNMA) and in highly-rated mortgage-backed securities, collateralized mortgage obligations and investment-grade corporate debt securities. This policy permits the Lincoln Companies’ management to react quickly to market conditions. At December 31, 2007 all of the securities in its portfolio are considered available-for-sale. At December 31, 2007, the Lincoln Companies’ investment portfolio consisted of investments in mortgage-backed securities, corporate securities, federal agency securities, municipal securities, FHLB stock and an investment in Bloomington Housing Associates, L.P. See “-Investment in Multi-Family, Low- and Moderate-Income Housing Project.” At December 31, 2007, approximately $161.0 million, or 18.1%, of the Lincoln Companies’ total assets consisted of such investments. The Lincoln Companies also had $2.0 million of federal funds sold and $7.2 million in interest-earning deposits with other financial institutions as of that date. As of that date, the Lincoln Companies had pledged as collateral investment securities with a carrying value of $59.3 million.

Investment Securities. The following table sets forth the amortized cost and the market value of the Lincoln Companies’ investment portfolio at the dates indicated.

	At December 31,
	2007			2006			2005
	Amortized Cost	Market Value		Amortized Cost	Market Value		Amortized Cost	Market Value
	(In thousands)
Investment securities available for sale:
Federal agencies	$24,824	$24,835		$53,553	$52,968		$45,019	$44,617
Mortgage-backed securities	88,603	89,160		64,663	64,301		70,510	70,374
Corporate debt obligations	13,416	12,279		13,432	13,193		14,442	14,091
Marketable equity securities	223	257		222	249		222	240
Municipal securities	23,845	23,875		20,622	20,526		22,650	22,243

Total investment securities available for sale	150,911	150,406		152,492	151,237		152,843	151,565
Investment in limited partnerships	1,237		(1)	1,252		(1)	1,161	(1)
Investment in insurance company	—	—		—	—		650	(1)
FHLB stock (2)	8,808	8,808		8,808	8,808		10,648	10,648

Total investments	$160,956			$162,552			$165,302

(1)	Market values are not available.
(2)	Market value is based on the price at which the stock may be resold to the FHLB of Indianapolis.

The following table sets forth the amount of investment securities (excluding mortgage-backed securities and marketable equity securities) which mature during each of the periods indicated and the weighted average tax equivalent yields for each range of maturities at December 31, 2007.

	Amount at December 31, 2007 which matures in
	Less Than One Year		One Year to Five Years		Five to Ten Years		After Ten Years
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(Dollars in thousands)
Federal agency securities—available for sale	$—	—%	$4,495	5.33%	$10,304	5.13%	$10,025	6.53%
Corporate securities—available for sale	—	—	—	—	—		13,416	5.82
Municipals—available for sale	216	5.15	800	5.01	9,658	5.32	13,171	5.74

At December 31, 2007, the Lincoln Companies had no corporate investments which exceeded 10% of their equity capital.

Mortgage-backed Securities. The following table sets forth the composition of the Lincoln Companies’ mortgage-backed securities portfolio at December 31, 2007 and 2006.

	December 31, 2007			December 31, 2006
	Amortized Cost	Percent of Total	Market Value	Amortized Cost	Percent of Total	Market Value
	(Dollars in thousands)
Federal National Mortgage Association	$31,282	35.3%	$31,468	$10,255	15.9%	$10,221
Federal Home Loan Mortgage Corporation	40,237	45.4	40,668	15,961	24.7	15,821
Government National Mortgage Association	425.5		442	512.8		525
Collateralized Mortgage Obligations	16,659	18.8	16,582	37,935	58.6	37,734

Total Mortgage-Backed Securities	$88,603	100.0%	$89,160	$64,663	100.0%	$64,301

At December 31, 2007, mortgage-backed securities having an amortized cost of $0.1 million mature in one to five years and have a weighted average yield of 7.07%. Mortgage backed securities having an amortized cost of $2.6 million mature in five to ten years and have a weighted average yield of 5.66%, and mortgage backed securities having an amortized cost of $85.9 million mature after ten years and have a weighted average yield of 5.57%.

The following table sets forth the changes in the Lincoln Companies’ mortgage-backed securities portfolio for the years ended December 31, 2007, 2006 and 2005.

	For the Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Beginning balance	$64,301	$70,374	$45,894
Securitization of loans	37,298	—	—
Purchases	56,632	22,302	64,042
Monthly repayments	(10,312)	(17,240)	(11,645)
Proceeds from sales	(59,801)	(10,955)	(26,996)
Net accretion (amortization)	65	81	(8)
Gains (losses) on sales	59	(36)	25
Change in unrealized gain on securities available for sale	918	(225)	(938)

Ending balance	$89,160	$64,301	$70,374

Investments in Multi-Family, Low and Moderate Income Housing Projects

Lincoln Bank holds an investment in a multi-family, low- and moderate-income housing project through its wholly-owned subsidiary, LF Service Corporation (LF). LF has invested in Bloomington Housing Associates, L.P. (BHA), which is an Indiana limited partnership that was organized to construct, own and operate a 130-unit apartment complex in Bloomington, Indiana (BHA Project). The BHA Project has been completed and the project has performed as planned. LF has invested approximately $4.9 million in BHA since the inception of the BHA Project in August 1992.

A low- and moderate-income housing project qualifies for certain federal income tax credits if (i) it is a residential rental property, (ii) the units are used on a non-transient basis, and (iii) 20% or more of the units in the project are occupied by tenants whose incomes are 50% or less of the area median gross income, adjusted for family size, or alternatively, at least 40% of the units in the project are occupied by tenants whose incomes are 60% or less of the area median gross income. Qualified low income housing projects generally must comply with these and other rules for fifteen years, beginning with the first year the project qualified for the tax credit, or some or all of the tax credit together with interest may be recaptured. The tax credit is subject to the limitations on the use of general business credit, but no basis reduction is required for any portion of the tax credit claimed.

As of December 31, 2007, 90% of the units in the BHA Project were occupied and the project complied with the low income occupancy requirements described above.

The Lincoln Companies record their equity in the net income or loss of the partnership based on the Company’s interest in the partnership, which is 99 percent in Bloomington Housing Associates L.P. (Bloomington Housing). In addition to recording their equity in the income or losses of the partnerships, the Lincoln Companies have recorded the benefit of a low income housing tax credit of $150,000, $148,000 and $150,000 for the years ended December 31, 2007, 2006 and 2005. At December 31, 2007, LF’s investment in BHA was $1,237,000.

Sources of Funds

General. Deposits have traditionally been the Lincoln Companies’ primary source of funds for use in lending and investment activities. In addition to deposits, the Lincoln Companies derive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings, income on earning assets and borrowings. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the FHLB of Indianapolis have been used to compensate for reductions in deposits or deposit inflows at less than projected levels.

Deposits. Lincoln Bank attracts consumer and commercial deposits principally from within Hendricks, Montgomery, Clinton, Johnson, Brown, Marion and Morgan Counties through the offering of a broad selection of deposit instruments, including noninterest bearing checking, passbook accounts, NOW accounts, variable rate money market accounts, fixed-term certificates of deposit, individual retirement accounts and savings accounts. Lincoln Bank does not actively solicit or advertise for deposits outside of Hendricks, Montgomery, Clinton, Johnson, Brown and Morgan Counties, and substantially all of Lincoln Bank’s depositors are residents of those counties. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds remain on deposit and the interest rate. Lincoln Bank may sometimes accept brokered deposits and bids for public deposits and it held $4.0 million and $23.0 million of such funds, or 0.6% and 3.5% of its total deposits, at December 31, 2007. Lincoln Bank regularly runs specials on certificates of deposit with specific maturities.

Lincoln Bank establishes the interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and applicable regulations. Lincoln Bank relies, in part, on customer service and long-standing relationships with customers to attract and retain its deposits. Lincoln Bank also closely prices its deposits to the rates offered by its competitors.

Approximately 50.2% of Lincoln Bank’s deposits consist of certificates of deposit, which generally have higher interest rates than other deposit products that it offers. Certificates of deposit have decreased 5.1% during the year ended December 31, 2007. Money market accounts represent 26.4% of Lincoln Bank’s deposits and have grown 21.5% during the year ended December 31, 2007. Savings accounts represent 8.1% of deposits and have declined 21.9% since December 31, 2006. Non-interest bearing demand accounts declined $5.1 million, or 10.0%, during the year ended December 31, 2007. Lincoln Bank offers special rates on certificates of deposit with maturities that fit its asset and liability strategies.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that Lincoln Bank offers has allowed it to compete effectively in obtaining funds and to respond with flexibility to changes in consumer demand. Lincoln Bank has become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. Lincoln Bank manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, management believes that

Lincoln Bank’s noninterest bearing checking, savings accounts, NOW and MMDAs are relatively stable sources of deposits. However, the ability to attract and maintain certificates of deposit, and the rates Lincoln Bank pays on these deposits, have been and will continue to be significantly affected by market conditions.

An analysis of the Lincoln Companies’ deposit accounts by type and maturity at December 31, 2007, is as follows:

Type of Account	Minimum Opening Balance	Balance at December 31, 2007	% of Deposits	Weighted Average Rate
	(Dollars in thousands)
Withdrawable:
Savings accounts	$25	$53,349	8.13%	2.39%
Money market	1,000	173,331	26.41	3.67
Interest-bearing demand accounts	200	54,180	8.25	1.52
Non-interest bearing demand accounts	50	45,955	7.00	—

Total withdrawable		326,815	49.79	2.60

Certificates (original terms):
3 months or less	1,000	406	0.06	3.54
6 months	1,000	45,968	7.00	4.57
12 months	1,000	15,471	2.36	4.65
18 months	1,000	121,921	18.57	5.01
24 months	1,000	73,998	11.27	5.07
30 months	1,000	14,679	2.24	4.63
36 months	1,000	6,795	1.04	4.27
48 months	1,000	4,732	0.72	4.31
60 months	1,000	18,625	2.84	4.32

Public fund and brokered certificates		26,995	4.11	4.72

Total certificates		329,590	50.21	4.84

Total deposits		$656,405	100.00%	3.72%

The following table sets forth by various interest rate categories the composition of the Company’s time deposits at the dates indicated:

	At December 31,
	2007	2006	2005
	(In thousands)
Less than 2.00%	$2,002	$146	$3,130
2.00 to 2.99%	312	4,504	54,872
3.00 to 3.99%	21,608	41,201	127,551
4.00 to 4.99%	149,744	117,056	113,029
5.00 to 5.99%	155,803	183,842	9,691
6.00 to 6.99%	121	381	923
7.00 to 7.99%	—	—	5

Total	$329,590	$347,130	$309,201

The following table represents, by various interest rate categories, the amounts of time deposits maturing during each of the three years following December 31, 2007. Matured certificates, which have not been renewed as of December 31, 2007, have been allocated based upon certain rollover assumptions.

	Amounts at December 31, 2007, Maturing In
	One Year or Less	Two Years	Three Years	Greater Than Three Years
	(In thousands)
Less than 2.00%	$2,002	$—	$—	$—
2.00 to 2.99%	312	—	—	—
3.00 to 3.99%	17,069	4,395	144	—
4.00 to 4.99%	100,880	33,696	10,929	4,238
5.00 to 5.99%	122,019	32,615	825	345
6.00 to 6.99%	—	—	121	—

Total	$242,282	$70,706	$12,019	$4,583

The following table indicates the amount of Lincoln Bank’s other certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2007.

At December 31, 2007
(In thousands)
Maturity Period
Three months or less	$47,952
Greater than three months through six months	13,837
Greater than six months through twelve months	18,918
Over twelve months	24,626

Total	$105,333

	DEPOSIT ACTIVITY
	Balance at December 31, 2007	% of Deposits	Increase (Decrease) from 2006	Balance at December 31, 2006	% of Deposits	Increase (Decrease) from 2005	Balance at December 31, 2005	% of Deposits
	(Dollars in thousands)
Withdrawable:
Savings accounts	$53,349	8.13%	$(14,924)	$68,273	10.41%	$15,626	$52,647	8.77%
Money market accounts	173,331	26.41	30,614	142,717	21.77	8,301	134,416	22.38
Interest-bearing demand accounts	54,180	8.25	7,698	46,482	7.09	(4,096)	50,578	8.42
Noninterest-bearing demand accounts	45,955	7.00	(5,107)	51,062	7.79	(2,668)	53,730	8.95

Total withdrawable	326,815	49.79	18,281	308,534	47.06	17,163	291,371	48.52

Certificates (original terms):
91 Days	406	0.06	(229)	635	0.10	(1,295)	1,930	0.32
6 months	45,968	7.00	(196)	46,164	7.04	27,141	19,023	3.17
12 months	15,471	2.36	(22,255)	37,726	5.75	(23,045)	60,771	10.12
18 months	121,921	18.57	24,468	97,453	14.86	72,583	24,870	4.14
24 months	,73,998	11.27	24,812	49,186	7.50	(17,608)	66,794	11.12
30 months	14,679	2.24	(9,846)	24,525	3.74	112	24,413	4.06
36 months	6,795	1.04	(8,996)	15,791	2.41	(4,827)	20,618	3.43
48 months	4,732	0.72	1,030	3,702	0.56	(3,072)	6,774	1.13
60 months	18,625	2.84	(6,605)	25,230	3.85	(6,622)	31,852	5.30
Public fund and brokered certificates	26,995	4.11	(19,723)	46,718	7.13	(5,438)	52,156	8.69

Total certificates	329,590	50.21	(17,540)	347,130	52.94	37,929	309,201	51.48

Total deposits	$656,405	100.00%	$741	$655,664	100.00%	$55,092	$600,572	100.00%

Total deposits at December 31, 2007 were approximately $656.4 million, compared to approximately $655.7 million at December 31, 2006. Lincoln Bank’s deposit base depends somewhat upon the manufacturing sector of Hendricks, Montgomery, Clinton, Johnson, Brown and Morgan Counties. Although the manufacturing sector in these counties is relatively diversified and does not significantly depend upon any industry, a loss of a material portion of the manufacturing workforce could adversely affect Lincoln Bank’s ability to attract deposits due to the loss of personal income attributable to the lost manufacturing jobs and the attendant loss in service industry jobs.

In the unlikely event of Lincoln Bank’s liquidation, all claims of creditors (including those of deposit account holders, to the extent of their deposit balances) would be paid first followed by distribution of the liquidation account to certain deposit account holders, with any assets remaining thereafter distributed to Lincoln as the sole shareholder of Lincoln Bank.

Borrowings. Lincoln Bank focuses on generating high quality loans and then seeking the best source of funding from deposits, investments or borrowings. At December 31, 2007, Lincoln Bank had borrowings in the amount of $109.1 million from the FHLB of Indianapolis which bear fixed and variable interest rates and which are due at various dates through 2014. Lincoln Bank is required to maintain eligible loans and investment securities in its portfolio of at least 145% and 115%, respectively, of outstanding advances as collateral for advances from the FHLB of Indianapolis. As an additional funding source, Lincoln Bank has also sold securities under repurchase agreements. Lincoln Bank had $16.8 million of overnight securities sold under repurchase agreement at December 31, 2007. The Company does not anticipate any difficulty in obtaining advances and other borrowings appropriate to meet its requirements in the future.

The following table presents certain information relating to Lincoln Bank’s borrowings at or for the years ended December 31, 2007, 2006 and 2005.

	At or for the Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Outstanding at end of period
Securities sold under repurchase agreements	$16,767	$16,864	$10,064
FHLB advances	108,052	103,608	127,072
Notes Payable	1,125	—	—

Average balance outstanding for period
Securities sold under repurchase agreements	15,344	11,722	8,303
FHLB advances	88,989	102,060	148,509
Notes payable	222	559	452
Maximum amount outstanding at any month-end during the period securities sold under repurchase agreements	17,106	16,864	11,215
FHLB advances	109,552	117,071	174,829
Notes payable	1,250	2,100	3,000

Weighted average interest rate during the period
Securities sold under repurchase agreements	4.05%	4.14%	2.50%
FHLB advances	4.76	4.74	4.68
Notes payable	5.83	7.55	4.16

Weighted average interest rate at end of period
Securities sold under repurchase agreements	3.25	4.27	3.32
FHLB advances	4.42	4.68	4.61
Notes payable	6.75	—	—

Service Corporation Subsidiaries

Lincoln Bank currently owns three subsidiaries, LF Service Corporation (LF), Citizens Loan and Service Corporation (CLSC) and LF Portfolio Services, Inc. (Portfolio). LF’s assets consist of an investment in BHA. See “-Investment in Low-and Moderate-Income Housing Project.” Previously LF invested in Family Financial Holdings Inc. (Family Financial). LF redeemed this investment in 2006.

CLSC primarily engages in the purchase and development of tracts of undeveloped land. As noted above the Lincoln Companies have agreed to cease these non-permissible activities within two years of the conversion date. FDIC regulations prohibited Lincoln Bank from including its investment in CLSC in its calculation of regulatory capital and as such this amount of approximately $611,000 is excluded when calculating the risk based capital ratio requirements for regulatory capital. CLSC purchases undeveloped land, constructs improvements and infrastructure on the land, and then sells lots to builders, who construct homes for sale to home buyers. CLSC ordinarily receives payment when title is transferred.

Effective November 1, 2006, Lincoln Bank changed its charter from a federal savings bank charter to an Indiana commercial bank charter. Unlike federal savings banks, commercial banks are not permitted to participate in real estate development joint ventures. Under terms of the approval granted by the Federal Reserve Bank of Chicago, Lincoln agreed to cause Lincoln Bank to conform the existing direct and indirect nonbanking activities and investments conducted by Citizens Loan and Service Corporation, including by divestiture if necessary, to the requirements of the Bank Holding Company Act within two years of the consummation of the charter conversion.

Portfolio is a Delaware corporation with its principal place of business in Nevada. Portfolio holds and manages a significant portion of Lincoln Bank’s investment portfolio. As of December 31, 2007, Portfolio had investments available for sale, and federal funds sold of $114.8 million, total assets of $115.8 million, and during the fiscal year ended December 31, 2007, had net income of $3.7 million.

Employees

As of December 31, 2007, the Lincoln Companies employed 225 persons on a full-time basis and 21 on a part-time basis. None of the Lincoln Companies’ employees are represented by a collective bargaining group, and management considers employee relations to be good.

Employee benefits for the Lincoln Companies’ full-time employees include, among other things hospitalization/major medical insurance, dental insurance, long-term disability insurance, company sponsored life and accidental death insurance, Employee Assistance Program, participation in the Lincoln Bank Employee Stock Ownership and 401(k) Plan, which are administered by McCready and Keene and a Pentegra Group (formerly known as Financial Institutions Retirement Fund) defined benefit pension plan which is a noncontributory, multiple-employer comprehensive pension plan (the “Pension Plan”) for employees. The pension plan was frozen to new participants as well as for additional years of service for existing participants in June, 2004.

The Lincoln Companies consider their employee benefits to be competitive with those offered by other financial institutions and major employers in its area.

Competition

Lincoln Bank originates most of its loans to and accepts most of its deposits from residents of Hendricks, Montgomery, Clinton, Johnson, Brown and Morgan Counties, Indiana. Lincoln Bank is subject to competition from various financial institutions, including state and national banks, state and federal savings banks and associations, credit unions, and certain nonbanking consumer lenders that provide similar services in those counties with significantly larger resources than are available to Lincoln Bank. Lincoln Bank also competes with money market funds and insurance companies with respect to deposit accounts and individual retirement accounts.

The primary factors influencing competition for deposits are interest rates, service and convenience of office locations. Lincoln Bank competes for loan originations primarily through the efficiency and quality of the services that it provides borrowers and through interest rates and loan fees charged. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that management cannot readily predict.

Regulation

General. On November 1, 2006, Lincoln Bank began operation as an Indiana state-chartered commercial bank and the Company became a registered bank holding company under the Bank Holding Company Act of 1956. As a state chartered commercial bank, Lincoln Bank is subject to extensive regulation by the Indiana Department of Financial Institutions (DFI) and the Federal Deposit Insurance Corporation (FDIC). For example, Lincoln Bank must obtain DFI approval before it may engage in certain activities and must file reports with the both the FDIC and the DFI regarding its activities and financial condition. The DFI and the FDIC periodically examine Lincoln Bank’s books and records and, in certain situations, have examination and enforcement powers. This supervision and regulation are intended primarily for the protection of depositors and federal deposit insurance funds.

Lincoln Bank is also subject to federal and state regulation as to such matters as loans to officers, directors, or principal shareholders, required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuances or retirements of Lincoln Bank’s securities, and limitations upon other aspects of banking operations. In addition, Lincoln Bank’s activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-In-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation, antitrust laws and regulations protecting the confidentiality of consumer financial information.

Both Lincoln and Lincoln Bank operate in highly regulated environments and are subject to supervision, examination and regulation by several governmental regulatory agencies, including the Board of Governors of the Federal Reserve System (Federal Reserve), the FDIC, and the DFI. The laws and regulations established by these agencies are generally intended to protect depositors, not shareholders. Changes in applicable laws, regulations, governmental policies, income tax laws and accounting principles may have a material effect on the Lincoln Companies’ business and prospects. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

The Bank Holding Company Act. Lincoln owns all of the outstanding capital stock of Lincoln Bank and is registered as a bank holding company under the federal Bank Holding Company Act of 1956. Lincoln is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require.

Investments, control, and activities. With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before acquiring another bank holding company or acquiring more than 5% of the voting shares of a bank (unless it already owns or controls the majority of such shares).

Bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations. The Bank Holding Company Act does not place territorial restrictions on such nonbank activities.

Effective March 11, 2000, the Gramm-Leach Bliley Act of 1999, which was signed into law on November 12, 1999, allows a bank holding company to qualify as a “financial holding company” and, as a result, be permitted to engage in a broader range of activities that are “financial in nature” and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the Bank Holding Company Act of 1956 to include a list of activities that are financial in nature, and the list includes activities such as underwriting, dealing in and making a market in securities, insurance underwriting and agency activities and merchant banking. The Federal Reserve is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage through financial subsidiaries in certain of the activities permitted for financial holding companies.

In order for a bank holding company to engage in the broader range of activities that are permitted by the Gramm-Leach-Bliley Act (1) all of its depository institutions must be well capitalized and well managed and (2) it must file a declaration with the Federal Reserve that it elects to be a “financial holding company.” In addition, to commence any new activity permitted by the Gramm-Leach-Bliley Act, each insured depository institution of the financial holding company must have received at least a “satisfactory” rating in its most recent examination under the Community Reinvestment Act. Lincoln has not elected to be a financial holding company.

Dividends. The Federal Reserve’s policy is that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Source of strength. In accordance with Federal Reserve policy, Lincoln is expected to act as a source of financial strength to Lincoln Bank and to commit resources to support Lincoln Bank in circumstances in which Lincoln might not otherwise do so.

General regulatory supervision. As an Indiana commercial bank, Lincoln Bank is subject to examination by the DFI and the FDIC. The DFI and the FDIC regulate or monitor virtually all areas of Lincoln Bank’s operations. Lincoln Bank must undergo regular on-site examinations by the FDIC and DFI and must submit periodic reports to the FDIC and the DFI.

Lending limits. Under Indiana law, Lincoln Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and unimpaired surplus. Additional amounts may be lent, not in excess of 10% of unimpaired capital and unimpaired surplus, if such loans or extensions of credit are fully secured by readily marketable collateral, including certain debt and equity securities but not including real estate. At December 31, 2007, Lincoln Bank did not have any loans or extensions of credit to a single or related group of borrowers in excess of its lending limits.

Transactions with affiliates and insiders. Lincoln Bank is subject to limitations on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the acquisition of low quality assets.

Lincoln Bank is also prohibited from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Extensions of credit by Lincoln Bank to its executive officers, directors, certain principal shareholders, and their related interests must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and not involve more than the normal risk of repayment or present other unfavorable features.

Bank Dividends. Under Indiana law, Lincoln Bank is prohibited from paying dividends in an amount greater than its undivided profits, or if the payment of dividends would impair Lincoln Bank’s capital. Moreover, Lincoln Bank is required to obtain the approval of the DFI for the payment of any dividend if the aggregate amount of all dividends paid by Lincoln Bank during any calendar year, including the proposed dividend, would exceed the sum of Lincoln Bank’s retained net income for the year to date combined with its retained net income for the previous two years. For this purpose, “retained net income” means the net income of a specified period, calculated under the consolidated report of income instructions, less the total amount of all dividends declared for the specified period.

Federal law generally prohibits Lincoln Bank from paying a dividend to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

Branching and acquisitions. Branching by Lincoln Bank requires the approval of the FDIC and the DFI. Under current law, Indiana chartered banks may establish branches throughout the state and in other states, subject to certain limitations. Congress authorized interstate branching, with certain limitations, beginning in 1997. Indiana law authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch. There are some states where the establishment of de novo branches by out-of-state financial institutions is prohibited.

Capital regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories of 0%, 20%, 50%, or 100%, with higher levels of capital being required for the categories perceived as representing greater risk. The capital guidelines divide a bank holding company’s or bank’s capital into two tiers. The first tier (Tier I) includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (Tier II) capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks and bank holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The federal banking regulators may, however, set higher capital requirements when a bank’s particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Also required by the regulations is the maintenance of a leverage ratio designed to supplement the risk-based capital guidelines. This ratio is computed by dividing Tier I capital, net of all intangibles, by the quarterly average of total assets. The minimum leverage ratio is 3% for the most highly rated institutions, and 1% to 2%

higher for institutions not meeting those standards. Pursuant to the regulations, banks must maintain capital levels commensurate with the level of risk, including the volume and severity of problem loans, to which they are exposed.

As of December 31, 2007, Lincoln and Lincoln Bank were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Lincoln and Lincoln Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Lincoln and Lincoln Bank’s category.

Lincoln’s and Lincoln Bank’s actual capital amounts and ratios under the state charter are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total Capital (to Risk-Weighted Assets)
Consolidated	$79,276	11.3%	$56,223	8.0%	$—	N/A
Bank	79,016	11.3	56,117	8.0	70,150	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	72,693	10.3	28,112	4.0	—	N/A
Bank	72,434	10.3	28,059	4.0	42,090	6.0

Tier I Capital (to Average Assets)
Consolidated	72,693	8.4	34,432	4.0	—	N/A
Bank	72,434	8.4	34,369	4.0	42,961	5.0

Prompt corrective regulatory action. Federal law provides the federal banking regulators with broad powers to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and, ultimately, appointing a receiver for the institution. At December 31, 2007, Lincoln Bank was categorized as “well capitalized,” meaning that Lincoln Bank’s total risk-based capital ratio exceeded 10%, Lincoln Bank’s Tier I risk-based capital ratio exceeded 6%, Lincoln Bank’s leverage ratio exceeded 5%, and Lincoln Bank was not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure.

Other regulations. Interest and other charges collected or contracted for by Lincoln Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations are also subject to federal laws applicable to credit transactions.

State bank activities. Under federal law, as implemented by regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and could continue to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC. It is not expected that these restrictions will have a material impact on the operations of Lincoln Bank.

Enforcement powers. Federal regulatory agencies may assess civil and criminal penalties against depository institutions and certain “institution-affiliated parties,” including management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. In addition, regulators may commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, regulators may issue cease-and-desist orders to, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

Effect of governmental monetary policies. The Bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Federal Home Loan Bank System

The Bank is a member of the FHLB of Indianapolis, which is one of twelve regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLB is funded primarily from funds deposited by banks and savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board (FHFB), an independent agency, controls the FHLB System, including the FHLB of Indianapolis.

As a member of the FHLB, Lincoln Bank is required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At December 31, 2007, Lincoln Bank’s investment in stock of the FHLB of Indianapolis was $8.8 million. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate-related collateral to 30% of a member’s capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing. The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. For the year ended December 31, 2007, dividends paid by the FHLB of Indianapolis to Lincoln Bank totaled approximately $403,000, for an annualized rate of 4.6%.

Limitations on rates paid for deposits

Regulations promulgated by the FDIC place limitations on the ability of insured depository institutions to accept, renew or roll over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in the institution’s normal market area. Under these regulations, “well-capitalized” depository institutions may accept, renew or roll such deposits over without restriction, “adequately capitalized” depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates) and “undercapitalized” depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of “well-capitalized,” “adequately-capitalized” and “undercapitalized” will be the same as the definition adopted by the agencies to implement the corrective action provisions of federal law. Management does not believe that these regulations will have a materially adverse effect on Lincoln Bank’s current operations.

Insurance of deposits

The Bank’s deposits are insured to applicable limits by the FDIC. The Federal Deposit Insurance Reform Act of 2005, which was signed into law in February 2006, has resulted in significant changes to the federal deposit insurance program:

•	Effective March 31, 2006, the Bank Insurance Fund and the Savings Association Insurance Fund were merged to create a new fund, called the Deposit Insurance Fund.

•	The current $100,000 deposit insurance coverage is subject to adjustment for inflation beginning in 2010 and every succeeding five years

•	Deposit insurance coverage for individual retirement accounts and certain other retirement accounts has been increased from $100,000 to $250,000 and also will subject to adjustment for inflation

Pursuant to the Reform Act, the FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.5% of estimated insured deposits and the FDIC has been given discretion to set assessment rates according to risk regardless of the level of the fund reserve ratio. On November 2, 2006, the FDIC adopted final regulations that set the designated reserve ratio for the DIF at 1.25% beginning January 1, 2007.

Insured depository institutions that were in existence on December 31, 1996 and paid assessments prior to that date (or their successors) are entitled to a one-time credit against future assessments based on their past contributions to the BIF or SAIF. In 2006, Lincoln Bank was notified that its one-time credit of $398,000 will be applied against future assessments.

Also on November 2, 2006, the FDIC adopted final regulations that establish a new risk-based premium system. Under the new system, the FDIC will evaluate each institution’s risk based on three primary sources of information: supervisory ratings for all insured institutions, financial ratios for most institutions, and long-term debt issuer ratings for large institutions that have such ratings. An institution’s assessments will be based on the insured institution’s ranking in one of four risk categories. Effective January 1, 2007, well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and will be assessed for deposit insurance at an annual rate of between five and seven cents for every $100 of domestic deposits. Institutions in Risk Categories II, III and IV will be assessed at annual rates of 10, 28 and 43 cents, respectively. An increase in assessments could have a material adverse effect on the Company’s earnings.

FDIC-insured institutions remain subject to the requirement to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (FICO), an agency of the Federal government established to recapitalize the predecessor to the SAIF. These assessments will continue until the FICO bonds mature in 2017. For the quarter ended December 31, 2007, the FICO assessment rate was equal to 1.14 cents for each $100 in domestic deposits maintained at an institution.

In early October 2008, the President signed into law the Emergency Economic Stabilization Act (EESA), which is principally designed to allow the U.S. Treasury and other governmental agencies to take action to restore liquidity and stability to the United States financial system. As part of EESA, the FDIC’s insurance coverage for deposits has increased from $100,000 to $250,000 until December 31, 2009. In addition, the FDIC has announced the Temporary Liquidity Guarantee Program, which is primarily designed to encourage confidence and liquidity in the banking system by guaranteeing newly-issued senior unsecured debt of banks, thrifts and certain holding companies, but which also provides full deposit insurance coverage for non-interest bearing deposit transaction accounts regardless of the dollar amount. Unlimited coverage for non-interest bearing transaction accounts under the Temporary Liquidity Guarantee Program is available for 30 days without charge and thereafter at a cost of 10 basis points per annum. Lincoln is assessing its participation in the Temporary Liquidity Guarantee Program but has not yet decided whether it will participate.

Federal taxation. Historically, savings associations, such as Lincoln Bank prior to its conversion to an Indiana commercial bank effective November 1, 2006, were permitted to compute bad debt deductions using either the bank experience method or the percentage of taxable income method. However, for years beginning after December 31, 1995, no savings association could use the percentage of taxable income method of computing its allowable bad debt deduction for tax purposes. Instead, all savings associations were required to compute their allowable deduction using the experience method. The pre-1988 reserve, for which no deferred taxes have been recorded, need not be recaptured into income unless (i) the savings association no longer qualifies as a bank under the Internal Revenue Code of 1986, as amended (Code), or (ii) the savings association pays out excess dividends or distributions. Although Lincoln Bank does have some reserves from before 1988, Lincoln Bank is not required to recapture these reserves.

Depending on the composition of its items of income and expense, a savings association may be subject to the alternative minimum tax. A savings association must pay an alternative minimum tax on the amount (if any) by which 20% of alternative minimum taxable income (AMTI), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income increased or decreased by certain tax preferences and adjustments, including depreciation deductions in excess of that allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), the amount of the bad debt reserve deduction claimed in excess of the deduction based on the experience method and 75% of the excess of adjusted current earnings over AMTI (before this adjustment and before any alternative tax net operating loss). AMTI may be reduced only up to 90% by net operating loss carryovers, but alternative minimum tax paid can be credited against regular tax due in later years.

For federal income tax purposes, Lincoln has been reporting its income and expenses on the accrual method of accounting. Lincoln’s federal income tax returns were audited in 2000 and no adjustments were made.

State taxation. The Lincoln Companies are subject to Indiana’s Financial Institutions Tax (FIT), which is imposed at a flat rate of 8.5% on “apportioned adjusted gross income.” “Apportioned adjusted gross income,” for purposes of FIT, begins with taxable income as defined by Section 63 of the Code and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes. Lincoln’s state income tax returns for 2002, 2003 and 2004 were audited in 2006 and adjustments totaling $33,000 including penalties and interest were made.

Recent Developments

On September 3, 2008, the date Lincoln and First Merchants announced the signing of the Merger Agreement, Lincoln determined that goodwill with a carrying amount of $23.9 million would need to be evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142).

This evaluation required an extensive fair value determination of Lincoln’s assets and liabilities to determine an estimate of the implied fair value of goodwill. Upon conclusion of the evaluation, Lincoln determined that the full $23.9 million of goodwill should be eliminated from its books. This elimination will be recognized as a noncash expense as part of Lincoln’s results of operations for the three month and nine month periods ending September 30, 2008.

This charge has no effect on Lincoln’s cash flow or the regulatory capital or regulatory capital ratios of Lincoln or Lincoln Bank. Regulatory capital measurements used to assess the strength of individual banks, as well as the safety and soundness of the entire banking system, exclude goodwill as a component of capital.

Properties

The following table provides certain information with respect to Lincoln Bank’s offices as of December 31, 2007:

Description and Address	Owned or Leased	Year Opened	Total Deposits	Net Book Value of Property, Furniture & Fixtures	Approximate Square Footage
905 Southfield Drive Plainfield, IN 46168	Owned	2004	$35,019	$4,376	24,500

1121 East Main Street Plainfield, IN 46168	Owned	1970	120,815	753	9,925

134 South Washington Street Crawfordsville, IN 47933	Owned	1962	60,662	354	9,340

1900 East Wabash Street Frankfort, IN 46041	Owned	1974	24,210	248	2,670

60 South Main Street Frankfort, IN 46041	Owned	2000	87,445	582	11,750

975 East Main Street Brownsburg, IN 46112	Owned	1981	67,420	417	2,890

7648 East U.S. Highway 36 Avon, IN 46123	Owned	1999	37,251	725	2,800

1010 N. Old State Road 67 Mooresville, IN 46158	Owned	2007	24,832	1,865	3,758

1250 N. Emerson Avenue Greenwood, IN 46143	Land Leased Building Owned	2007	13,686	968	3,758

18 Providence Drive Greenwood, IN 46143	Owned	2002	9,427	915	2,800

250 N. State Road 135 Bargersville, IN 46106	Leased	2004	5,198	30	1,100

2259 N. Morton Franklin, IN 46131	Owned	2003	33,551	1,118	3,750

1275 US Hwy 31 Greenwood, IN 46142	Leased	1999	15,985	565	2,150

996 S. State Road 135 Greenwood, IN 46143	Leased	2000	38,417	274	5,000

180 W. Washington Street Morgantown, IN 46160	Owned	1894	31,799	474	4,000

189 Commercial Drive Nashville, IN 47448	Leased	2001	28,088	53	3,000

110 N. State Road 135 Trafalgar, IN 46181	Owned	1997	22,600	388	1,100

Loan Production Offices:

10333 N. Meridian St. Three Meridian Plaza Ste. 111 Indianapolis, IN 46290	Leased	2006	N/A	66	2,100

648 Treybourne Drive Greenwood, IN 46142	Owned	2000	N/A	1,444
Land—Unimproved

580 Three Notch Road Bargersville, IN	Owned	N/A	N/A	186	N/A

1.181 Acres in Anson Business District Boone County, IN	Owned	N/A	N/A	1,477	N/A

Franklin Point Lot 2 Marion County Indianapolis, IN	Owned	N/A	N/A	808	N/A

Lincoln Bank owns computer and data processing equipment which it uses for transaction processing, loan origination, and accounting. The net book value of Lincoln Bank’s electronic data processing equipment was approximately $370,000 at December 31, 2007. This equipment is also listed in the totals by location above.

Lincoln Bank currently operates 18 automatic teller machines (ATMs), with one ATM located at its main office and each of its branch offices plus one at the loan production office on N. Meridian Street, Indianapolis. Lincoln Bank’s ATMs participate in the Star® network.

Lincoln Bank has also contracted for data processing, item processing, electronic banking and ATM processing with Fidelity Information Services, located in Plano, Texas. The cost of these services is approximately $162,000 per month.

Legal Proceedings

Although Lincoln and Lincoln Bank are involved, from time to time, in various legal proceedings in the normal course of business, there are no material legal proceedings to which they presently are a party or to which any of Lincoln’s or Lincoln Bank’s property is subject.

Management’s Discussion and Analysis of Financial Information and Results of Operations

The following discussion and analysis of Lincoln’s financial condition and results of operations should be read in conjunction with and with reference to Lincoln’s consolidated financial statements and the notes thereto at and for the three-years ended December 31, 2007 and at and for the nine months ended September 30, 2008.

Critical Accounting Policies

Note 1 to Lincoln’s December 31, 2007 consolidated financial statements contains a summary of Lincoln’s significant accounting policies. Certain of these policies are important to the portrayal of Lincoln’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of mortgage servicing rights, and the valuation of intangible assets.

Allowance for loan losses. The allowance for loan losses represents management’s estimate of probable losses inherent in Lincoln’s loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

Lincoln’s strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. A standard credit scoring system is used to assess credit risks during the loan approval process of all consumer loans while commercial loans are individually reviewed by a credit analyst with formal presentations to Lincoln Bank’s Loan Committee.

Lincoln’s allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Lincoln. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral. Lincoln evaluates the collectibility of both principal and interest when assessing the need for a reserve allocation. Estimated loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Loss rates are based on the average net charge-off estimated by loan category. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

In addition, a review of certain “qualitative factors” is undertaken by the allowance for loan loss committee. This review is designed to account for any external factors that may not be fully included in the loss factors used above. Each qualitative factor is evaluated to determine its impact on the appropriate level of allowance that should be maintained. Each factor has two components; assessment and the trend. Depending on the evaluation each factor can add to or subtract from the calculated allowance.

Allowances on individual loans and estimated loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

Lincoln’s primary market area for lending is central Indiana. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on Lincoln’s customers.

Mortgage servicing rights. Lincoln recognizes the rights to service sold mortgage loans as separate assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights based on the relative fair values of each. Mortgage servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Factors included in the calculation of fair value of the mortgage servicing rights include, estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the mortgage servicing rights, resulting in different valuations of the mortgage servicing rights. The differing valuations will affect the carrying value of the mortgage servicing rights on the consolidated balance sheet as well as the amounts recorded in the consolidated income statement.

Intangible assets. Management periodically assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management’s judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value.

As discussed more fully in management’s review of operating results for the nine months ended September 30, 2008 below, the announced merger with First Merchants and the exchange ratio contained in the Merger Agreement triggered an evaluation of goodwill for impairment. This evaluation determined that goodwill recorded from previous acquisitions of Lincoln should be eliminated. As such, a charge against current earnings totaling $23,907,000 was recorded in the quarter ending September 30, 2008.

Average Balances and Interest Rates and Yields

The following tables present, for the years ended December 31, 2007, 2006 and 2005, the average daily balances of each category of Lincoln’s interest earning assets and interest bearing liabilities, and the interest and dividends earned or paid on such amounts.

	Year Ended December 31,
	2007			2006			2005
	Average Balance	Interest and Dividends (6)	Average Yield/ Cost	Average Balance	Interest and Dividends (6)	Average Yield/ Cost	Average Balance	Interest and Dividends (6)	Average Yield/ Cost
	(Dollars in thousands)
Assets:
Interest earning assets:
Interest bearing deposits	$12,066	$300	2.49%	$18,090	$504	2.79%	$24,951	$549	2.20%
Federal funds sold	1,649	81	4.91	1,840	82	4.46	3,201	94	2.94
Mortgage-backed securities available for sale (1)	82,776	4,526	5.47	74,215	3,974	5.35	47,206	2,283	4.84
Other investment securities available for sale (1)	80,924	4,164	5.15	85,911	4,215	4.91	80,777	2,999	3.71
Other investment securities held to maturity	—	—	—	—	—	—	1,008	54	5.36
Loans receivable (2)(5)(6)	636,088	44,220	6.95	624,458	41,955	6.72	597,711	37,444	6.26
Stock in FHLB of Indianapolis	8,808	403	4.58	10,014	488	4.87	10,608	459	4.33

Total interest earning assets	822,311	53,694	6.53	814,528	51,218	6.29	$765,462	43,882	5.73

Noninterest earning assets net of allowance for loan losses and unrealized gain/loss on securities available for sale	70,659			66,851			68,635

Total assets	$892,970			$881,379			$834,097

Liabilities and Shareholders’ Equity:
Interest bearing liabilities:
Interest bearing demand deposits	$48,712	656	1.35	$43,781	420	0.96	$47,027	409	0.87
Savings deposits	61,016	1,544	2.53	71,383	1,752	2.45	45,128	442	0.98
Money market savings deposits	156,458	6,975	4.46	152,953	6,566	4.29	124,280	3,236	2.60
Certificates of deposit	364,565	17,864	4.90	341,528	14,900	4.36	306,008	9,696	3.17
FHLB advances and securities sold under repurchase agreements	104,555	4,869	4.66	114,341	5,369	4.70	157,273	7,225	4.59

Total interest bearing	735,306	31,908	4.34	723,986	29,007	4.01	679,716	21,008	3.09

Other liabilities	58,444			57,082			52,391

Total liabilities	793,750			781,068			732,107
Shareholders’ equity	99,220			100,311			101,990

Total liabilities and shareholders’ equity	$892,970			$881,379			$834,097

Net interest earning assets	$87,005			$90,542			$85,746

Net interest income		$21,786			$22,211			$22,874

Interest rate spread (3)			2.19%			2.28%			2.64%

Net yield on weighted average interest earning assets (4)			2.65%			2.73%			2.99%

Average interest earning assets to average interest bearing liabilities	111.83%			112.51%			112.61%

(1)	Mortgage-backed securities available for sale and other investment securities available for sale are at amortized cost prior to SFAS No. 115 adjustments.
(2)	Total loans, including loans held for sale.
(3)	Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4)	The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.
(5)	The balances include nonaccrual loans.
(6)	Interest income on loans receivable includes loan fee income, including the effect of net deferred fees of ($308,000), ($245,000) and $127,000 for the years ended December 31, 2007 2006 and 2005.

Interest Rate Spread

Lincoln’s results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities and by the relative amounts of interest earning assets and interest bearing liabilities.

The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected Lincoln’s interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

	Increase (Decrease) in Net Interest Income
	Due to Rate	Due to Volume	Total Net Change
	(In thousands)
Year ended December 31, 2007 compared to year ended December 31, 2006
Interest earning assets:
Interest earning deposits	$(46)	$(158)	$(204)
Federal funds sold	35	(36)	(1)
Mortgage-backed securities available for sale	90	462	552
Other investment securities available for sale	272	(323)	(51)
Loans receivable	1,467	798	2,265
FHLB stock	(28)	(57)	(85)

Total	1,790	686	2,476

Interest bearing liabilities:
Interest bearing demand deposits	185	51	236
Savings deposits	60	(268)	(208)
Money market savings deposits	259	150	409
Certificates of deposit	1,919	1,045	2,964
FHLB advances and securities sold under repurchase agreements	(45)	(455)	(500)

Total	2,378	523	2,901

Net change in net interest income	$(588)	$163	$(425)

	Increase (Decrease) in Net Interest Income
	Due to Rate	Due to Volume	Total Net Change
	(In thousands)
Year ended December 31, 2006 compared to year ended December 31, 2005
Interest earning assets:
Interest earning deposits	$561	$(606)	$(45)
Federal funds sold	(68)	56	(12)
Mortgage-backed securities available for sale	263	1,428	1,691
Other investment securities available for sale	1,016	200	1,216
Other investment securities held to maturity	-0-	(54)	(54)
Loans receivable	2,804	1,707	4,511
FHLB stock	53	(24)	29

Total	4,629	2,707	7,336

Interest bearing liabilities:
Interest bearing demand deposits	33	(22)	11
Savings deposits	944	366	1,310
Money market savings deposits	2,458	872	3,330
Certificates of deposit	3,975	1,229	5,204
FHLB advances and securities sold under repurchase agreements	179	(2,035)	(1,856)

Total	7,589	410	7,999

Net change in net interest income	$(2,960)	$2,297	$(663)

Financial Condition at September 30, 2008 Compared to Financial Condition at December 31, 2007

Assets totaled $830.9 million at September 30, 2008, a decrease from December 31, 2007 of $58.4 million. The net decrease in assets occurred primarily in investment securities available for sale, down $26.0 million and total loans including loans held for sale, down $9.4 million. Also, as noted above, management reviewed its goodwill asset for impairment during the third quarter and determined that it was fully impaired. The decline in goodwill totaled $23.9 million. Investments declined as several callable securities were called as interest rates declined. The proceeds of these securities were used to offset reductions in certificates of deposit and money market deposits including public funds. The largest components of the decline in loans occurred in residential real estate mortgages, down $13.6 million and indirect consumer loans, down $8.8 million. Both of these declines are in line with management’s expectations. The majority of our fixed rate mortgage product is currently being sold in the secondary market and indirect activity has been substantially reduced due to competition. Home equity loans increased by $14.2 million and commercial loans increased by $2.7 million from December 31, 2007. The increase in home equity loans included $6.9 million of home equity loans referred by local, central Indiana, brokers with the customer and homes being located in central Indiana. As of September 30, 2008 this program has been curtailed as target goals for this channel were met. The allowance for loan losses increased since December 31, 2007. This was partially in reaction to an increase in nonperforming loans to 2.08% of total loans at September 30, 2008 from 1.22% at year end 2007.

Total deposits were $594.5 million at September 30, 2008, a decline of $61.9 million since December 31, 2007. The decline occurred primarily in money market deposits down $49.0 million and certificates of deposit, down $36.3 million. The decline in money market deposits was due to the outflow of public fund deposits as local governments paid bills as well as sought higher interest rate alternatives. Certificates of deposit were affected by less public fund deposits as well as management’s efforts to reduce single service certificate of deposit customers where wholesale funding presented a substantially attractive alternative. Growth occurred in noninterest-bearing and interest-bearing demand deposit accounts, up $1.5 million and $19.2 million, respectively, and savings accounts, up $2.5 million from December 31, 2007. Borrowings increased by $31.1 million from year end 2007 to $140.3 million at September 30, 2008 as wholesale borrowing costs declined below competitive rates for certain deposits as noted above.

Shareholders’ equity declined by $27.6 million from $99.0 million at December 31, 2007 to $71.4 million at September 30, 2008. The majority of the decline was the result of the net loss recorded. The net loss included $23.9 million in expense recorded as the result of the review of goodwill for impairment and the subsequent charge to fully impair goodwill on Lincoln’s books. Shareholders’ equity was also negatively impacted by recording the decline in the fair market value of available-for-sale securities as of September 30, 2008. Accumulated other comprehensive loss grew to $4.5 million at September 30, 2008 from a loss of $.4 million at December 31, 2007. Several “trust preferred” securities were responsible for a substantial amount of the increased loss in accumulated other comprehensive loss. The carrying value of these securities total $13.4 million with a market value of $7.9 million. Management has specifically reviewed these securities, along with other securities in a loss position, and determined, at this time, no other-than-temporary impairment exists. As of September 30, 2008 management has both the ability and the intent to hold these securities until recovery. Management does classify these securities as “available-for-sale” under the definition of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities so certain circumstances, such as changes in market interest rates and related changes in the security’s prepayment risk, needs for liquidity (for example, due to the withdrawal of deposits, increased demand for loans), changes in the availability of and the yield on alternative investments or changes in funding sources and terms could change management’s assessment of its ability and intent to hold these securities.

Comparison of Operating Results for the Nine Months Ended September 30, 2008 and 2007

Net loss for the nine month period ended September 30, 2008 was $22,364,000, or $4.43 for both basic and diluted earnings per share. This compared to net income for the comparable period in 2007 of $899,000 or $.18 for basic and $0.17 for diluted earnings per share. As noted above, during the first quarter of 2007, Lincoln Bank began a strategy to restructure its balance sheet and, as a result, incurred a first quarter after-tax loss. The total year-to-date effect of the restructuring was a net loss of $909,000, or $.18 for both basic and diluted earnings per share.

The following table summarizes by quarter the final results of the balance sheet restructuring transaction and the financial statement income line affected.

Restructuring item	Included in income statement line	Year-to-date September 30, 2007	Quarter ending June 30, 2007	Quarter ending March 31, 2007
Loans—loss on mark-to-market and reclassification to securities	Net gains (losses) on loans held for sale	$(2,080,135)	$(752,776)	$(1,327,359)
Loans securitized and sold—establish mortgage servicing right	Net gains (losses) on loans held for sale	296,352	296,352	-0-

Subtotal	Net gains (losses) on loans held for sale	(1,783,783)	(456,424)	(1,327,359)
Sale of securitized mortgage loan security	Net realized gains (losses) on sales of securities	303,100	303,100	-0-
Gains (losses) on trading securities	Net realized gains (losses) on sales of securities	(356,051)	62,672	(418,723)

Income related to forward sale contract termination	Gain on termination of forward commitment	358,750	358,750	-0-

Subtotal of restructuring effect on pre-tax net income		(1,477,984)	268,098	(1,746,082)
Tax effect on above transactions		(568,668)	103,276	(671,944)

Net income effect of restructuring		$(909,316)	$164,822	$(1,074,138)

Net interest income year-to-date through September 30, 2008 increased by $1,859,000 or 11.5% from $16,198,000 year-to-date 2007 to $18,057,000 year-to-date in 2008. Generally the Bank has been in a liability sensitive position and falling interest rates have allowed the Bank to re-price its liabilities at a faster rate than it has had to re-price its assets. Net interest margin increased to 3.02% for the six-month period ended September 30, 2008 compared to 2.62% for the same period in 2007. The average yield on earning assets decreased 54 basis points for the nine month period ending September 30, 2008 compared to the same period in 2007 while the average cost of interest-bearing liabilities decreased 108 basis points in 2008 compared to 2007. This improved interest rate spread from 2.15% for the 2007 period to 2.69% for the 2008 period, or 54 basis points.

Lincoln Bank’s provision for loan losses year-to-date through September 30, 2008 was $2,162,000 compared to $457,000 for the same period in 2007. A provision of $1,507,000 was taken during the first quarter of 2008. The increased provision in the first quarter of 2008 was made for several reasons. After Lincoln Bank reviewed annual financial statements of certain of its loan customers it was determined that the customers’ financial condition had declined and warranted downgrades of the credits. These loans were primarily development and commercial real estate loans affected by the downturn in the economy. The downgraded credits affected the outcome of the Bank’s consistently applied methodology for determining loan loss allowances and resulted in a required increase to the allowance for loan losses. Although management believes the allowance for loan losses is appropriate to absorb future losses inherent in the portfolio as of September 30, 2008, further deterioration in either the economy or our borrowers’ individual financial conditions may necessitate additional provision expense in the future.

Other income year-to-date through September 30, 2008 was $5,527,000 compared to income of $3,281,000 for the same period of 2007. As noted above the 2007 results are affected by a balance sheet restructuring that was initiated in the first quarter of 2007. Other income for the period ended September 30, 2007 included a net $1,478,000 of net losses related to the balance sheet restructuring discussed above. This is illustrated in the table presented above. Excluding the balance sheet restructuring charges other income would have increased $768,000 or 16.1%. The following comparisons have been adjusted for the 2007 restructuring effect where applicable. These are notable differences and are not meant to be an inclusive list of every change within total noninterest income. Net gains on sale of loans increased $206,000 to $1,033,000 for the nine month period ended September 30, 2008. We continue to sell the majority of our fixed rate mortgage production and realize gains on those sales. Service charges on deposit accounts and point of sale income have both been positively affected by our continued marketing program to attract new deposit customers. They increased by $255,000 and $193,000 respectively through the nine months ending September 30, 2008 as compared to the same period in 2007. We recognized gain on sales of securities totaling $70,000 as certain callable securities were called during the first quarter of 2008. This compares to gains of $14,000 on securities sold for the same period in 2007 after adjusting for the effect of the balance sheet restructuring. Loan servicing fees increased by $25,000 to $275,000 for the nine months ending September 30, 2008. This increase is due to the loans that were sold with servicing retained during the balance sheet restructuring in 2007. Other income increased from $558,000 in the nine months ending September 30, 2007 to $613,000 for same period in 2008. Various smaller increases made up this difference.

Other expenses for the nine month period ended September 30, 2008 were $43,647,000, an increase of $25,184,000 over the same period in 2007. As discussed above this includes the charge against earnings for the goodwill impairment totaling $23,907,000 and various merger related expenses included in professional fees totaling $549,000. Excluding these two items for comparative purposes, the goodwill impairment charge and the merger related expenses, other expenses would have totaled $19,191,000 for the period ending September 30, 2008. This total would compare to the same period in 2007 of $18,463,000 or an increase of $728,000 or 3.9%. Most of the increase was in salaries and employee benefit costs, up $624,000 or 6.8% for essentially the same reasons mentioned for the quarter and described above. Data processing costs increased $203,000 or 10.7% due to customer account growth and certain feature enhancements. Occupancy costs also increased from $1,769,000 to $1,852,000 primarily from the addition of new branches in Greenwood and Mooresville in high traffic areas to replace existing offices in those communities. Advertising and business development costs for the nine months ended September 30, 2008 decreased $151,000 to $727,000 for essentially the same reasons as discussed in the quarterly results above. Other expenses increased $182,000 to $2,288,000 for the period ended September 30, 2008 compared to the same period in 2007 and, as above, the majority of this increase was due to increased Federal Deposit Insurance Corporation insurance premium. Other, smaller differences made up the balance of the change in other expenses.

Income tax expense for the nine months ended September 30, 2008 was $138,000. This compares to income tax benefit of $340,000 for the nine months ending September 30, 2007. In addition to the goodwill impairment charge during the quarter ending September 30, 2008 and certain merger related expenses not qualifying for a tax benefit, the difference between the actual rate recorded and the statutory rates was primarily due to permanent, non-taxable income recorded such as qualifying municipal interest and increases in cash value of life insurance and the benefit of a low income housing tax credit for the 2007 period.

Financial Condition at December 31, 2007 Compared to Financial Condition at December 31, 2006

Total assets were $889.3 million at December 31, 2007, an increase of $5.8 million or 0.7% compared to December 31, 2006. During the first quarter of 2007 Lincoln initiated a restructuring of its balance sheet that included the sale of certain securities as well as a portion of Lincoln Bank’s fixed rate mortgage loan portfolio. The restructuring was completed during the second quarter.

The sale of mortgage loans continued the process of transforming the balance sheet from a traditional thrift asset and liability mix to a commercial bank structure. In addition, the reinvestment into securities allowed Lincoln Bank to structure expected cash flows that will support its planned increase in commercial and commercial real estate lending. Both the mortgages and the securities sold were generally those of lower yield in our portfolio of assets. Lincoln expects to realize immediate benefit in current earnings as a result of reinvesting in the new securities and additional benefit as cash flows from the new securities are received over the next several years, providing funding for our expected commercial growth. Lastly, the sale of mortgages and the reinvestment into securities should have a risk based capital benefit, helping offset some of the capital pressures caused by our current commercial growth.

Restructuring Securities: As a part of the planned restructuring, Lincoln Bank transferred securities with a market value at March 31, 2007 of $29.7 million from available for sale securities into trading securities and recognized a pretax loss of $419,000. As a result of favorable movements in interest rates the actual loss incurred when these securities were sold totaled $356,000. The average yield for this group of securities was approximately 4.64%. The reinvestment of the proceeds yielded 5.48% for investments purchased and approximately 7.50% for proceeds used to fund commercial loan originations. Approximately $22.7 million of the sale proceeds were reinvested in securities and the remainder was used to fund current commercial growth. The transaction is expected to improve net interest margin through redeployment of the proceeds into higher yielding assets.

Restructuring Loans: The securitization and sale of approximately $44.2 million of residential mortgage loans with an average yield of approximately 5.01% was also approved as part of the restructuring. The total loss experienced due to the sale of these loans was $1.7 million. Of this, $2.1 million was recorded as loss on sale of loans and once the loans were securitized a $303,000 gain was recorded on the sale of securities. Individual details of the transaction are as follows:

•

The loans were transferred from our held for investment portion of our loan portfolio to held for sale at the lower of cost or market. We recognized a pretax loss of $1,327,000 in the quarter ending March 31, 2007 when we marked the loans to market value. An additional market value loss of $753,000 was recognized in the quarter ending June 30, 2007. Ultimately, held for sale loans totaling $3.58 million were transferred back into loans held for investment at their fair market value of $3.46 million. The securitized loans had an original maturity of 10 and 15 years and were seasoned an average of nearly 3 years. Total proceeds from the sale of the securitized loans were approximately $37.3 million. Of these proceeds, approximately $33.8 million was reinvested into available-for-sale securities with a weighted average yield of approximately 5.60%.

•	The remainder of the proceeds were used to fund commercial loan growth. A gain on sale totaling $303,000, net of costs, was recognized when the securitized loans were sold.

Premises and equipment increased by $3.8 million or 26.5% from $14.3 million at December 31, 2006 to $18.1 million at December 31, 2007. Investments in additional branch facilities and two future branching sites were responsible for the majority of this increase.

Investment Securities. Total investment securities decreased by $.8 million to $150.4 million at December 31, 2007 compared to the same date in 2006. All investment securities were classified as available for sale.

Loans and Allowances for Loan Losses. Net loans at December 31, 2007 were $635.8 million, an increase of $6.6 million from December 31, 2006. As noted above $44.2 million of mortgage loans were marked for securitization at March 31, 2007. When the securitization was completed loans with a market value of $3.5 million were returned to loans held for investment at market value. Net mortgage loans declined by $40.7 million as a result of the securitization. Comparing to December 31, 2007 1-to-4 family mortgage loans have declined by $51.1 million to $147.9 million from $199.0 million at December 31, 2006. Commercial and real estate construction loans experienced growth during 2007. Commercial loans increased by $45.0 million, or 19.5% from December 31, 2006 to $275.6 million at December 31, 2007. Real estate construction loans increased from $61.2 million at December 31, 2006 to $87.7 million at December 31, 2007, an increase of $26.5 million or 43.3%. Multi-family real estate loans increased $2.0 million to $8.7 million at December 31, 2007. Consumer loans declined slightly from $139.9 million at December 31, 2006 to $138.4 million at December 31, 2007, a decrease of $1.5 million or 1.0%. The restructuring of the balance sheet and the growth of our commercial and real estate construction portfolios continues our transformation to a more traditional commercial bank structure as we have discussed in prior communications. Competition for the level of creditworthy borrowers that we target remains high in the markets that we serve. Our growth has been, and will continue to be, constrained by our underwriting standards as we move into 2008. In addition, much of the 2007 commercial growth was a result of focused efforts by staff added in late 2006. Our intention is to continue to grow real estate and construction loans however levels achieved in 2007 may not be repeated.

The allowance for loan losses as a percentage of total loans increased from .96% to 1.02% The increase in the allowance as a percentage of total loans resulted from our analysis of the risk factors present in our portfolio that could result in future loan losses. Our nonperforming loans as a percentage of total loans increased from .38% at the end of 2006 to 1.22% at the end of 2007. The allowance for loan losses as a percentage of nonperforming loans was 120.0% and 249.4% at December 31, 2007 and 2006, respectively. Nonperforming loans were $7.9 million and $2.5 million at each date, respectively. Of the $5.4 million increase in nonperforming loans a total of $5.1 million was related to two land development relationships. Specific reserves totaling $958,000 have been established for these two relationships. Both relationships include real estate as collateral, one is primarily unimproved ground held for development and the other is a condominium project that is partially completed.

Lincoln has not experienced many of the challenges facing the banking industry as a whole due in large part to its policy of not investing in sub-prime mortgage loans or any (so-called “off-balance sheet”) activity related to the structuring and sale of such loans. As the economy worsens some of Lincoln’s customers will experience stress, in some cases severe enough to impact their ability to repay loans in a timely manner. Our plan is to work closely with our customers to help them work through the stress if possible and, where necessary, to liquidate the credit. Our policy of requiring prudent underwriting and the fact that Midwest property values have not been as severely impacted as other areas of the country should help mitigate the level of losses that Lincoln may incur. Property values have remained relatively stable in central Indiana throughout the huge swings up and back down experienced in California, Florida and isolated other parts of the country.

Deposits. Total deposits remained flat, increasing $0.7 million from $655.7 million at December 31, 2006 to $656.4 million at December 31, 2007. Public funds deposits declined by $16.4 million from December 31, 2006 to December 31, 2007.

Interest-bearing deposits increased by $5.9 million, to $610.5 million at December 31, 2007 from $604.6 million at December 31, 2006 despite a net decline in interest-bearing public funds deposits of $13.8 million over that same time period.

Although our non-interest bearing deposits declined by $5.1 million from $51.1 million at December 31, 2006 to $46.0 million at December 31, 2007, $2.6 million of this decline was due to public funds fluctuations.

Both interest-bearing deposits and non-interest bearing deposits were affected by migration of some non-interest bearing consumer customers to our new, generally low interest, interest-bearing demand products introduced early in 2007.

The interest-bearing deposits increased in several categories. Interest-bearing demand deposits increased from $46.5 million at December 31, 2006 to $54.2 million at December 31, 2007, an increase of 16.6%. Our marketing program for new, generally lower cost, interest bearing deposit products is responsible for much of this increase. Money market savings deposits increased by $30.6 million or 21.4% from $142.7 million at December 31, 2006 to $173.3 million at December 31, 2007. A portion of this increase was due to our public funds money market product increasing by $5.9 million. We also experienced an increase in money market savings accounts as certain money market product rates were increased to attract new customers. This effort also resulted in some existing customers migrating from our higher rate savings product to our money market product. Savings accounts declined by $14.9 million from $68.2 million at December 31, 2006 to $53.3 million at December 31, 2007.

Our certificates and other time deposits of $100,000 or more declined $24.5 million from $129.8 million at December 31, 2006 to $105.3 million at December 31, 2007 or 18.8%. A decline in public funds certificates of $19.7 million was responsible for much of the total $24.5 million decrease. Good growth in non-public fund deposits in the interest bearing deposits and money market savings areas noted above allowed us to rely less on higher cost public fund certificates of deposit at December 31, 2007.

During 2007 Lincoln Bank expanded its efforts to generate deposits. We have been pleased with our efforts to reshape the asset side of the balance sheet and feel it is positioned well for 2008 and beyond. Our next focus is to reshape the deposit side of the balance sheet from the traditional savings and loan, reliance on higher cost certificates of deposit, structure to a more commercial bank-like structure. The level of commercial loan growth has increased the universe of potential deposit customers and the implementation of our remote deposit capture platform allows us to compete for many commercial customers that may not be physically close to one of our banking facilities. We have increased our cash management staff during 2007, expanding on our philosophy of employing community business leaders who we train in banking. Our plan is to increase both our existing customer relationships as well as to expand new customer relationships with these staff additions.

Borrowed Funds. Total borrowed funds including securities sold under repurchase agreements were $125.9 million at December 31, 2007 compared to $120.5 million at the end of 2006. FHLB advances were $108.1 million at December 31, 2007, an increase of $4.4 million from December 31, 2006 while customer repurchase agreements decreased $97,000 at year end 2007 to $16.8 million. As described more fully in Note 11 in the Notes to Consolidated Financial Statements the Company had an outstanding balance of $1.1 million on a line of credit with another financial institution at December 31, 2007.

Shareholders’ Equity. Shareholders’ equity decreased by $.3 million from $99.3 million at December 31, 2006 to $99.0 million at December 31, 2007. Major items affecting shareholder’s equity include the following decreases: repurchase of 70,437 shares common stock for $1.2 million and cash dividends of $2.8 million. Major items increasing shareholder’s equity include: net income of $1.7 million, stock options exercised of $.7 million, ESOP shares earned of $.5 million and the change in unrealized losses on securities, net of reclassification adjustment totaling $.5 million. Other smaller items made up the remainder of the change in shareholder’s equity.

Comparison of Operating Results For Years Ended December 31, 2007 and 2006

General. Net income for the year ended December 31, 2007 decreased $1.2 million to $1.7 million compared to $2.9 million for the year ended December 31, 2006. Return on average assets for the years ended December 31, 2007 and 2006 was .20% and .33%, respectively. Return on average equity was 1.76% for the year ended December 31, 2007 and 2.89% for the year ended December 31, 2006.

Interest and Dividend Income. Total interest and dividend income was $53.7 million for 2007 compared to $51.2 million for 2006, an increase of $2.5 million. The increase in interest income was due to an increase in average earning assets of $7.8 million from $814.5 million for 2006 to $822.3 million for 2007 and the result of an increase in average earning asset yields by 24 basis points. The average yield on interest earning assets was 6.53% and 6.29% for the years ended December 31, 2007 and 2006, respectively.

Interest Expense. Interest expense was $31.9 million for the year ended December 31, 2007 compared to $29.0 million for the same period in 2006, an increase of $2.9 million. Average interest bearing liabilities increased $11.3 million to $735.3 million for 2007 from $724.0 million for 2006. The average cost of interest bearing liabilities was 4.34% and 4.01% for the years ended December 31, 2007 and 2006, respectively.

Net Interest Income. Net interest income for the year ended December 31, 2007 was $21.8 million compared to $22.2 million for the same period in 2006. The decline in net interest income in spite of increased average earning assets was the direct result of reduced spread. As shown above, average interest earning asset yields increased only 24 basis points while the cost of average interest bearing liabilities increased 33 basis points. This reduced our net interest spread from 2.28% in 2006 to 2.19% in 2007, or 9 basis points. Net interest income increased $163,000 due to an increase in volume of net interest earning assets and liabilities and decreased $588,000 as a result of the change in average rate of the net interest earning assets and interest bearing liabilities. Net interest margin was reduced to 2.65% for the twelve months ended December 31, 2007 from 2.73% for the same period in 2006.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2007 was $957,000 compared to $884,000 last year for the same period. Non-performing loans to total loans at December 31, 2007 were 1.22% compared to .38% at December 31, 2006, while non-performing assets to total assets were .95% at December 31, 2007 compared to .31% at December 31, 2006. The allowance for loan losses as a percentage of loans at December 31, 2007 was 1.02% compared to .96% at December 31, 2006.

The 2007 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and industry trends. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control.

Service Charges on Deposit Accounts. Service charges on deposit accounts increased $294,000 or 13.5% from $2,180,000 for the year ended December 31, 2006 to $2,474,000 for 2007. The primary reason for the increase in service charge revenue was the continued success of Lincoln Bank’s courtesy overdraft product and new accounts opened as a result of our direct mail/premium award marketing campaign instituted in early 2007. This campaign is expected to continue and should generate additional deposit relationships as we move into 2008.

Net Gains (Losses) on Sales of Loans. Net losses on sales of loans of $693,000 were recorded during the year ended December 31, 2007 as compared to $518,000 of gains during 2006. As described above Lincoln Bank undertook a restructuring of its balance sheet during the first and second quarter of 2007 that resulted in the recognition of $2.1 million of loss on sales of loans and recognized a gain from the sale of $343,000 related to mortgage servicing rights. Excluding this net restructuring loss, net gains for 2007 would have been $1.1 million, an increase over 2006 of $517,000 or 100%. This increase was the result of more loans sold during 2007 compared to 2006. In 2007, loan sales totaled approximately $66.4 million while in 2006 loan sales approximated $37.7 million. The increase in loan sales was the result of a short- term change in the policy in 2006 of adding all loans into our portfolio to help compensate for slow loan demand in other loan categories. This policy was implemented in the fourth quarter of 2005 and continued into the second quarter of 2006. At that time, loan demand increased in commercial loans and we changed our policy to sell substantially all residential real estate loan volume that qualifies for sale in the secondary market. The average premium received on the sale of loans excluding the restructuring loss increased from 1.39% in 2006 to 1.66% during 2007. Substantially all loan sales during 2006 and 2007 were one- to-four-family mortgage loans. The decision to sell or retain loans is evaluated regularly depending on Lincoln Bank’s interest rate sensitivity and excess investable funds. Future gains will depend on market prices for these loans as well as Lincoln Bank’s ability to originate residential real estate mortgage loans and its desire to retain or sell those loans.

Net Realized Gains (Losses) on Sales of Securities. Net losses on sales of securities were $25,000 in 2007 as compared to net gains on sales of securities in 2006 totaling $14,000. As discussed above, certain mortgage loans were securitized as part of the restructuring of the balance sheet. The resulting $37.3 million of held for trading securities were sold at a net gain of $303,000. As additionally described above, certain other held for trading securities were also sold as part of the restructuring totaling $29.4 million. This sale generated a loss of $356,000. The remaining gain of $28,000 resulted from $14.9 million of available for sale securities sold in 2007. Proceeds from sales of securities available for sale during the year ended December 31, 2006 amounted to $17.0 million with a net gain of $14,000.

Point of Sale Income. Point of sale income generated by our debit cardholders shopping at merchant locations increased $204,000 or 28.4% to $922,000 for the year ended December 31, 2007 compared to $718,000 for 2006. Our efforts toward increasing the number of checking accounts and the increased popularity of debit cards contributed to the rise in point of sale fee income. The popularity of debit card use continues to expand and as new accounts are opened debit card transaction should increase.

Loan Servicing Fees. Loan servicing fees earned for the year ended December 31, 2007 were $346,000 compared to $336,000 for 2006. The increase in loan servicing income was directly related to the restructuring of the balance sheet where mortgages were sold with servicing retained. Loan servicing income averages approximately 27 basis points of serviced loans. As noted above the majority of the Company’s production is sold servicing released.

Increase in Cash Value of Life Insurance. The increase in cash surrender value of life insurance was $849,000 for the year ended December 31, 2007 compared to $689,000 for 2006. This increase reflects an additional life insurance investment made in late 2006 as well as slightly higher earnings on the life insurance policies.

Other Income. Other income for 2007 was $1,150,000 compared to $974,000 for the year ended December 31, 2006. As a part of the balance sheet restructuring described above a hedge transaction was entered into with the intent to mitigate fluctuations in interest rates between the initiation of the balance sheet restructuring and the culmination of the transaction. This hedge position was liquidated upon completion of the transaction and resulted in a gain of $359,000. Several smaller declines make up the remainder of the change in other income.

Salaries and Employee Benefits. Salaries and employee benefits were $12,295,000 for the year ended December 31, 2007 compared to $11,663,000 for 2006, an increase of $632,000 or approximately 5.4%. The largest cost increase was due to increased salary costs primarily in our commercial loan department. This increase in salary was reflected in our increased commercial loan outstandings.

The Lincoln Companies employed approximately 237 full-time equivalent employees in December, 2007, compared to 226 during December, 2006.

Net Occupancy Expenses. Occupancy expenses increased $343,000 or 16.9% from $2,024,000 in 2006 to $2,367,000 in 2007. The largest increases occurred in rent expense which increased $113,000 as new land for a new facility was leased in 2007 and real estate tax that increased $186,000. Additional facilities and increased assessed valuations contributed to this increase. Increased leasehold improvement depreciation and various other smaller categories also increased. Two new branch facilities came fully online during 2007 and additional land was purchased for two future branch expansion locations.

Equipment Expenses. Equipment expenses totaled $1,658,000 in 2007 compared to $1,549,000 for 2006, an increase of $109,000 or 7.0% Most of this increase was due to increased information technology expenditures including certain software licensing.

Data Processing Fees. Data processing fees increased $236,000 or 10.1% from $2,334,000 in 2006 to $2,570,000 in 2007. This increase was primarily related to increased volume of business and other services added to improve customer service as well as increased and improved branch network communications. Lincoln operates in a service bureau environment where growth has a direct impact on data processing costs.

Professional Fees. Professional fees decreased $129,000 or 14.8% from 2006 to $744,000 in 2007. The decrease was the direct result of additional costs required as a result of compliance with the Sarbanes-Oxley Act in 2006.

Director and Committee Fees. Director and committee fees decreased $41,000 or 9.4% from $435,000 in 2006 to $394,000 in 2007. This decrease reflected two of our directors retiring in the second quarter of 2007.

Advertising and Business Development. Advertising and business development expenses increased $182,000 or 19.4% from $940,000 in 2006 to $1,122,000 in 2007. Much of this increase was due to the implementation of a new deposit marketing program targeting new consumer checking customers implemented in early 2007. This program has resulted in a substantial increase in the opening of consumer accounts over prior periods and has helped improve service charge income as well as, to a lesser extent, consumer deposit balances. We expect this program to continue in 2008.

Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights increased $35,000 or 29.7% from $118,000 for the year ended December 31, 2006, to $153,000 for the year ended December 31, 2007. Falling interest rates along with the additional mortgage servicing rights created as a part of the restructuring described above have resulted in higher amortization of our mortgage servicing asset.

Core Deposit Intangibles Expense. Amortization of core deposit intangibles decreased $86,000 from $607,000 for 2006 to $521,000 for 2007. This was the result of less amortization as a result of utilizing a declining balance method of amortization.

Other Expenses. Other expenses increased $168,000 or 6.7% from $2,500,000 for the year ended December 31, 2006, to $2,668,000 for the year ended December 31, 2007. Losses on deposit accounts increased by $104,000 and postage expense increased by $27,000. Deposit losses included several larger losses primarily related to customer fraud. Processes and procedures have been adjusted to reduce this risk going forward. Postage expense has increased in part due to the additional number of accounts opened in 2007.

Income Tax Expense. Income tax expense decreased $1,202,000 from the year ended December 31, 2006 to 2007. A tax benefit of $389,000 was incurred in 2007 as a result of lower net operating income, nontaxable income and low income housing tax credits.

Comparison of Operating Results For Years Ended December 31, 2006 and 2005

General. Net income for the year ended December 31, 2006 increased $1.7 million to $2.9 million compared to $1.2 million for the year ended December 31, 2005. Return on average assets for the years ended December 31, 2006 and 2005 was .33% and ..14%, respectively. Return on average equity was 2.89% for the year ended December 31, 2006 and 1.18% for the year ended December 31, 2005.

Interest and Dividend Income. Total interest and dividend income was $51.2 million for 2006 compared to $43.9 million for 2005, an increase of $7.3 million. The increase in interest income was due to an increase in average earning assets of $49.1 million from $765.4 million for 2005 to $814.5 million for 2006 and the result of an increase in average earning asset yields by 56 basis points. The average yield on interest earning assets was 6.29% and 5.73% for the years ended December 31, 2006 and 2005, respectively.

Interest Expense. Interest expense was $29.0 million for the year ended December 31, 2006 compared to $21.0 million for the same period in 2005, an increase of $8.0 million. Average interest bearing liabilities increased $44.3 million to $724.0 million for 2006 from $679.7 million for 2005. The average cost of interest bearing liabilities was 4.01% and 3.09% for the years ended December 31, 2006 and 2005, respectively.

Net Interest Income. Net interest income for the year ended December 31, 2006 was $22.2 million compared to $22.9 million for the same period in 2005. The decline in net interest income in spite of increased average earning assets was the direct result of reduced spread. As shown above, average interest earning asset yields increased only 56 basis points while the cost of average interest bearing liabilities increased 92 basis points. This reduced our net interest spread from 2.64% in 2005 to 2.28% in 2006, or 36 basis points. Net interest income increased $3.8 million due to an increase in volume of net interest earning assets and liabilities and decreased $4.5 million as a result of the change in average rate of the net interest earning assets and interest bearing liabilities. Net interest margin was reduced to 2.73% for the twelve months ended December 31, 2006 from 2.99% for the same period in 2005.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2006 was $884,000 compared to $2,642,000 last year for the same period. The primary reason for the increased provision in 2005 was the result of a $1,546,000 provision for one credit. The entire amount of the provision for that credit was ultimately recognized as a charge-off during 2005. Non-performing loans to total loans at December 31, 2006 were .38% compared to .59% at December 31, 2005, while non-performing assets to total assets were .31% at December 31, 2006 compared to ..45% at December 31, 2005. The allowance for loan losses as a percentage of loans at December 31, 2006 was .96% compared to .97% at December 31, 2005.

The 2006 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and industry trends. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control.

Service Charges on Deposit Accounts. Service charges on deposit accounts increased $110,000 or 5.3% from $2,070,000 for the year ended December 31, 2005 to $2,180,000 for 2006. The primary reason for the increase in service charge revenue was the continued success of Lincoln Bank’s courtesy overdraft product.

Net Realized and Unrealized Gains on Sales of Loans. Net realized and unrealized gains on sales of loans of $518,000 were recorded during the year ended December 31, 2006 as compared to $759,000 during 2005. This decrease was the result of fewer loans sold during 2006 compared to 2005. In 2006, loan sales totaled approximately $37.7 million while in 2005 loan sales approximated $64.2 million. The decrease in loan sales was the result of a short-term change in the policy of selling nearly all fixed rate residential real estate loan volume with maturities over 15 years during 2005 to adding all loans into our portfolio to help compensate for slow loan demand in other loan categories. This policy was implemented in the fourth quarter of 2005 and continued into the second quarter of 2006. At that time, loan demand increased in commercial loans and we changed our policy to sell all residential real estate loan volume that qualifies for sale in the secondary market. The average premium received on the sale of loans increased from 1.20% in 2005 to 1.39% during 2006. Substantially all loan sales during 2005 and 2006 were one- to-four-family mortgage loans. The decision to sell or retain loans is evaluated regularly depending on Lincoln Bank’s interest rate sensitivity and excess investable funds. Future gains will depend on market prices for these loans as well as Lincoln Bank’s ability to originate residential real estate mortgage loans and its desire to retain or sell those loans.

Net Realized Gains (Losses) on Securities Available for Sale. Proceeds from sales of securities available for sale during the year ended December 31, 2006 amounted to $17.0 million with a net gain of $14,000. During 2005 proceeds from sales of securities available for sale were $54.9 million with a net loss of $97,000. This included $37.5 million that were sold in June 2005 as part of a balance sheet restructuring that resulted in a loss of approximately $497,000.

Point of Sale Income. Point of sale income generated by our debit cardholders shopping at merchant locations increased $135,000 or 23.2% to $718,000 for the year ended December 31, 2006 compared to $583,000 for 2005. Our efforts toward increasing the number of checking accounts and the increased popularity of debit cards contributed to the rise in point of sale fee income.

Loan Servicing Fees. Loan servicing fees earned for the year ended December 31, 2006 were $336,000 compared to $403,000 for 2005. The decline in loan servicing income was directly related to the decrease in the average balance of serviced loans. Loan servicing income averages approximately 29 basis points of serviced loans.

Increase in Cash Value of Life Insurance. The increase in cash surrender value of life insurance was $689,000 for the year ended December 31, 2006 compared to $673,000 for 2005.

Other Income. Other income for 2006 was $974,000 compared to $676,000 for the year ended December 31, 2005. The largest increase was due to a loss on abandonment of fixed assets during 2005 totaling $114,000 while losses on abandonment of fixed assets were only $7,000 in 2006.

Salaries and Employee Benefits. Salaries and employee benefits were $11,663,000 for the year ended December 31, 2006 compared to $10,791,000 for 2005, an increase of $872,000 or approximately 8.1%. The largest cost increase was due to increased hospitalization benefit costs, up $351,000 in 2006 from 2005. In addition, employee merit raises in early 2006 contributed approximately $265,000 to the increase. Increases in expense for the recognition and retention plan as well as option expense recognized for the first time in 2006 in accordance with FAS 123(R) totaled an additional $170,000 of the $872,000 increase. The Company employed approximately 226 full-time equivalent employees in December, 2006, compared to 231 during December, 2005.

Net Occupancy Expenses. Occupancy expenses increased $88,000 or 4.5% from $1,936,000 in 2005 to $2,024,000 in 2006. Most of this increase related to premises leased during 2005 that incurred a full year expense in 2006. Increased rent, leasehold improvement depreciation and property taxes were several areas where expense increased.

Equipment Expenses. Equipment expenses totaled $1,549,000 in 2006 compared to $1,450,000 for 2005, an increase of $99,000 or 6.8%. Most of this increase was due to increased depreciation and software amortization expense as fixed assets were added with relatively short lives.

Data Processing Fees. Data processing fees decreased $21,000 or .9% from $2,355,000 in 2005 to $2,334,000 in 2006. This was primarily due to renegotiating the contract with our major core system processor during 2006. New pricing became effective in April, 2006; however, as part of our renegotiation we signed a five year contract with our servicer. Costs for 2006 would have been less with the new contract except for increased volume of business and other services added to improve customer service.

Professional Fees. Professional fees increased $237,000 or 37.3% from $636,000 in 2005 to $873,000 in 2006. The increase was the direct result of additional costs required as a result of compliance with the Sarbanes-Oxley Act.

Director and Committee Fees. Director and committee fees increased $46,000 or 11.8% from $389,000 in 2005 to $435,000 in 2006. This increase included one additional director added in late 2005, increased fees for a portion of the year for a previously internal officer that served as an outside director in early 2006 and the annual increase in directors fees.

Advertising and Business Development. Advertising and business development expenses increased $193,000 or 25.8% from $747,000 in 2005 to $940,000 in 2006. Television ads and branding efforts increased in 2006 as we concentrated on improving consumer and commercial penetration in the markets we serve. Part of the cost increase was related to costs incurred at the end of 2006 as we began a new deposit marketing program targeting new consumer checking customers. This program will be fully implemented in 2007.

Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights decreased $153,000 or 56.5% from $271,000 for the year ended December 31, 2005, to $118,000 for the year ended December 31, 2006. Rising interest rates along with the majority of our sold mortgages being sold on a service released to the buyer basis have resulted in lower amortization of our mortgage servicing asset.

Core Deposit Intangibles Expense. Amortization of core deposit intangibles decreased $113,000 from $720,000 for 2005 to $607,000 for 2006. This was the result of less amortization as a result of utilizing a declining balance method of amortization.

Other Expenses. Other expenses decreased $723,000 or 22.4% from $3,223,000 for the year ended December 31, 2005, to $2,500,000 for the year ended December 31, 2006. Certain expenses were lower in 2006 than in 2005. We experienced a loss on sale of other real estate in 2005 that reversed to a gain on sale of other real estate in 2006. This was responsible for $133,000 of the improvement in other expenses. Office supplies expense was $136,000 lower in 2006 than in 2005. Merger related expenses that carried over into 2005, as well as improved supplies expense management were responsible for this substantial improvement. Expenses relating to telephone, dues, unreimbursed loan costs, postage and regulatory assessments are also included in other expenses.

Income Tax Expense. Income tax expense increased $853,000 from the year ended December 31, 2005 to 2006. Income taxes were 22% of pre-tax income for the year ended December 31, 2006. A tax benefit of $40,000 was incurred in 2005 as a result of lower net operating income that was more than offset by a greater amount of nontaxable income and low income housing tax credits.

Asset Quality

Lincoln currently classifies loans as special mention, substandard, doubtful and loss to assist management in addressing collection risks and pursuant to regulatory requirements. Special mention loans represent credits that have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or Lincoln’s credit position at some future date. Substandard loans represent credits characterized by the distinct possibility that some loss will be sustained if deficiencies on the loans are not corrected. Doubtful loans possess the characteristics of substandard loans, but collection or liquidation in full is doubtful based upon existing facts, conditions and values. A loan classified as a loss is considered uncollectible. Lincoln had $8.6 million and $13.7 million of loans classified as special mention as of September 30, 2008 and December 31, 2007, respectively. In addition, Lincoln had $27.2 million and $8.5 million of loans classified as substandard at September 30, 2008 and December 31, 2007, respectively. Loans classified as doubtful totaled $.2 million at September 30, 2008 and $.7 million at December 31, 2007. At September 30, 2008 and December 31, 2007 there were no loans classified as loss. The increases in classified loans occurred primarily in the first quarter of 2008 after loan officers of Lincoln Bank reviewed annual financial statements of certain of its loan customers as they became available and determined that the customers’ financial condition had declined and warranted downgrades of the credits. These loans were primarily development and commercial real estate loans affected by the downturn in the economy. Loans that were downgraded totaled over $30 million and spanned over a dozen relationships. Nonperforming assets of Lincoln Bank increased to $14.2 million at September 30, 2008 from $7.9 million at December 31, 2007. More than half of this increase was related to one specific relationship that had been considered in our analysis of the allowance for loan losses at March 31, 2008 and provided accordingly through additional provision at that time. We continue to monitor the status of this credit to work towards a successful resolution.

At September 30, 2008, and December 31, 2007, non-accrual loans were $10.3 million and $7.7 million respectively. At September 30, 2008 and December 31, 2007, respectively, accruing loans delinquent 90 days or more totaled $2.9 million and $.2 million. A substantial portion of this increase was related to one specific relationship that had been considered in our analysis of the allowance for loan losses at March 31, 2008 and provided accordingly through additional provision at that time. At September 30, 2008 and December 31, 2007, the allowance for loan losses was $8.3 million and $6.6 million, respectively or 1.31% of total loans including loans held for sale at September 30, 2008 and 1.02% at December 31, 2007.

Liquidity and Capital Resources

Lincoln’s primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. In addition, securities maturities and amortization of mortgage-backed securities are structured to provide a source of liquidity. Sales of loans and available for sale securities can also provide liquidity should the need arise. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

Other, primarily money center, financial institutions have experienced a tightening of liquidity as various sectors of the economy have contracted and certain financing alternatives available to these banks has been curtailed or eliminated. Lincoln has been affected by this tightening, not necessarily through reduced liquidity since Lincoln did not rely on these same sources for its liquidity, but through pricing for retail deposits. Lincoln has several wholesale alternatives available to it and weighs the cost of these alternatives against consumer market rates, especially in single service households.

Lincoln’s primary investment activity is the origination of loans. During the years ended December 31, 2007, 2006 and 2005, cash used to originate loans exceeded repayments and other changes by $49.4 million, $37.1 million and $24.3 million respectively. Loan growth has been funded by a combination of deposit growth, cash flow generated from monthly repayments of mortgage-backed securities and proceeds from sales and maturities of securities available for sale as well as certain loans sold as part of the balance sheet restructuring activities described above.

During the years ended December 31, 2007, 2006 and 2005 Lincoln purchased $67.0 ,million, $38.0 million and $178.4 million of securities available for sale, respectively. During 2007, 2006 and 2005, these purchases were funded by proceeds from sales and maturities of securities available for sale and deposit growth as well as the sale of certain loans sold as part of the balance sheet restructuring activities described above. During the years ended December 31, 2007, 2006 and 2005, Lincoln received proceeds from maturities of mortgage-backed securities and other securities available for sale and held to maturity and held for trading of $24.0 million, $21.4 million and $90.9 million, respectively. During the years ended December 31, 2007, 2006 and 2005, Lincoln received proceeds for the sale of mortgage-backed and other securities available for sale and held for trading of $81.9 million, $17.0 million and $54.9 million which funds were used to fund its investment securities available for sale, loan growth and reduction of borrowed funds.

Lincoln had outstanding loan commitments and unused lines of credit of $139.0 million and standby letters of credit outstanding of $4.7 million at December 31, 2007. Management anticipates that Lincoln will have sufficient funds from loan repayments, loan sales, and from its ability to borrow additional funds from the FHLB of Indianapolis and other contingent sources to meet current commitments. Certificates of deposit scheduled to mature in one year or less at December 31, 2007 totaled $242.3 million. Management believes that a significant portion of such deposits will remain with Lincoln based upon historical deposit flow data and Lincoln’s competitive pricing in its market area. In addition, the liquidity sources listed above would also be available to fund any shortfalls that result from deposit run-off.

Liquidity management is both a daily and long-term function of Lincoln’s management strategy. In the event that Lincoln should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, brokered deposits and federal funds purchased. Lincoln had outstanding FHLB advances in the amount of $108.1 million at December 31, 2007. As an additional funding source, Lincoln has also sold securities under repurchase agreements. Lincoln had $16.8 million outstanding securities sold under repurchase agreements at December 31, 2007.

Other significant investing and financing activities for Lincoln included repurchases of common stock during 2007 and 2006. During 2007, 2006 and 2005, Lincoln repurchased common stock for $1,199,000 $1,973,000 and $285,000, respectively. These transactions were funded by dividends from Lincoln Bank and borrowing on Lincoln’s line of credit.

Quantitative measures established by regulation to ensure capital adequacy require Lincoln and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of September 30, 2008, that Lincoln and Lincoln Bank meet all capital adequacy requirements to which they are subject. Lincoln’s and Lincoln Bank’s actual capital amounts and ratios under the state charter are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2008
Total Capital (to Risk-Weighted Assets)
Consolidated	$81,975	11.5%	$57,170	8.0%		N/A
Bank	82,359	11.6	57,044	8.0	$71,305	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	73,656	10.3	28,585	4.0		N/A
Bank	74,040	10.4	28,522	4.0	42,783	6.0

Tier I Capital (to Average Assets)
Consolidated	73,656	8.6	34,200	4.0		N/A
Bank	74,040	8.7	34,152	4.0	42,690	5.0

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (EESA) was signed into law. Pursuant to EESA, the U.S. Treasury will have the authority to, among other things, purchase up to $700 billion of mortgages, mortgaged-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the Department of the Treasury announced that it would purchase equity stakes in a wide variety of banks and thrifts using $250 billion of capital from the EESA funds under a program known as the Troubled Asset Relief Program Capital Purchase Program (TARP Capital Purchase Program). The TARP Capital Purchase Program involves the purchase by the Treasury of preferred stock in financial institutions with warrants to purchase common stock. Also on October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which provides for the guarantee of newly-issued senior unsecured debt of banks, thrifts and certain holding companies as well as full deposit insurance coverage for non-interest bearing deposit transaction accounts, regardless of dollar amount. Unlimited coverage for non-interest bearing transaction accounts under the Temporary Liquidity Guarantee Program is available for 30 days without charge and thereafter at a cost of 10 basis points per annum. Lincoln and Lincoln Bank are currently assessing their participation in the TARP Capital Purchase Program and the Temporary Liquidity Guarantee Program, and are consulting with First Merchants regarding such participation in light of the proposed merger of Lincoln and First Merchants, but they have not yet decided whether they will participate in either program.

Off-Balance Sheet Arrangements

Lincoln does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Lincoln’s financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with Lincoln is a party and under which Lincoln has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Contractual Obligations

Lincoln’s contractual obligations as of December 31, 2007 are summarized in the following table.

	Payments due by period
	Total	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years
Contractual Obligations
Long Term Debt (1)	$87,000	$5,000	$46,000	$21,000	$15,000
Operating Leases (2)	3,830	346	663	618	2,203
Purchase Obligations (3)	6,384	1,977	3,921	486	—
Dividends Declared (4)	744	744	—	—	—

Total (5)	$97,958	$8,067	$50,584	$22,104	$17,203

(1)	Long term debt is primarily FHLB advances and does not include borrowings with an initial term of less than one year. See “Notes to Consolidated Financial Statements—Borrowings,” contained in Note 11, for information related to collateral and amounts with various options.
(2)	Leased facilities for six locations with various expiration dates none of which expires beyond 2027. Some of the leases contain rent adjustment provisions over the life of the lease and allocation of expense increases for shared expenses with other lease tenants.
(3)	The purchase obligations are to pay for office equipment rentals and data processing services including core system processing, item processing and ATM transaction processing. The contracts are for varied terms none of which extends beyond 2011.
(4)	A dividend on common stock was declared by the Board of Directors to shareholders of record on December 31, 2007 and payable on January 15, 2008.
(5)	For information regarding the contractual maturities of deposit liabilities, which are not included in the above table, see “Notes to Consolidated Financial Statements—Deposits,” contained in Note 9.

Impact of Accounting Changes

Lincoln has a stock-based employee compensation plan, which is described more fully in Note 18 to its December 31, 2007 consolidated financial statements. Prior to 2006, Lincoln accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

Effective January 1, 2006, Lincoln adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. Lincoln selected the modified prospective application. Accordingly, after January 1, 2006, Lincoln began expensing the fair value of stock options granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and earnings per share if Lincoln had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

2005
Net income, as reported	$1,199
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(356)

Pro forma net income	$843

Earnings per share:
Basic—as reported	$0.24
Basic—pro forma	0.17
Diluted—as reported	0.23
Diluted—pro forma	0.16

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The adoption on January 1, 2008 of SFAS No. 157 did not have a material impact on the financial condition or results of operations of Lincoln.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders’ equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of Lincoln’s fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. Lincoln expects to first apply the new standard at the beginning of its 2008 fiscal year. The adoption on January 1, 2008 of SFAS No. 159 did not have a material impact on the financial condition or results of operations of Lincoln.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. Lincoln files income tax returns in the U.S. federal and Indiana jurisdictions. With few exceptions, Lincoln is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2003.

Lincoln adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, Lincoln did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Financial Accounting Standards Board Statement No. 141 (SFAS 141R), “Business Combinations (Revised 2007),” was issued in December 2007 and replaces SFAS 141 which applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual asset acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed.

Under SFAS 141R, the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting. Instead, that contingency would be subject to the probable and estimable recognition criteria under SFAS 5, “Accounting for Contingencies.” The Company is evaluating the requirements of SFAS 141R to determine if it will have a significant impact on the Company’s financial condition or results of operations. This statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited.

Financial Accounting Standards Board Statement No. 160 (SFAS 160), “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51,” was issued in December 2007 and establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as a minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that are attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

Financial Accounting Standards Board Statement No. 161 (SFAS 161), “Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133,” was issued in March 2008 and amends and expands the disclosure requirements of SFAS 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Lincoln’s primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Lincoln’s performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Lincoln’s assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Lincoln has made. Lincoln is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quantitative and Qualitative Disclosures about Market Risks

An important component of Lincoln Bank’s asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on the net portfolio value of its assets. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Lincoln Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. Conversely, if Lincoln Bank’s assets mature or reprice more slowly or to a lesser extent than its liabilities, net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Lincoln Bank’s policy has been to mitigate the interest rate risk inherent in its historical business, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of Lincoln Bank’s earnings to material and prolonged changes in interest rates.

The Bank’s board of directors has delegated responsibility for the day-to-day management of interest rate risk to the Asset/Liability (ALCO) Committee. The ALCO Committee meets monthly to manage and review Lincoln Bank’s assets and liabilities. The committee considers the bank’s interest rate risk position, liquidity needs . The ALCO Committee establishes interest rates for deposits and reviews loan product pricing and competitive pricing weekly.

The Bank manages the relationship between interest rates and the effect on Lincoln Bank’s economic value of equity (EVE). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Lincoln Bank manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by Lincoln Bank’s Board of Directors on the amount of change in EVE which is acceptable given certain interest rate changes.

Presented below, as of September 30, 2008 is an analysis showing the present value impact of changes in interest rates, assuming a comprehensive mark-to-market environment. Noninterest sensitive assets and liabilities such as cash, accounts receivable, fixed assets, and other liabilities are excluded from the analysis.

	Economic Value Present Value at September 30, 2008 Change in Interest Rates of:
	-2%	-1%	Current	+1%	+2%
	(In Thousands)
Interest Sensitive Assets
Investments	$138,503	$136,847	$134,220	$130,006	$124,902
Loans	653,341	645,071	635,522	625,369	615,059

Total interest sensitive assets	791,844	781,918	769,742	755,375	739,961

Interest Sensitive Liabilities
Deposits	(557,045)	(550,392)	(544,039)	(539,088)	(535,595)
Borrowings and repurchase agreements	(161,647)	(158,940)	(156,812)	(154,940)	(153,069)

Total interest sensitive liabilities	(718,692)	(709,332)	(700,851)	(694,028)	(688,664)

Net market value as of September 30, 2008	$73,152	$72,586	$69,891	$61,347	$51,297

Change from current	$3,261	$2,695	$—	$(8,544)	$(18,594)

Presented below, as of December 31, 2007, is an analysis showing the present value impact of changes in interest rates, assuming a comprehensive mark-to-market environment. Noninterest sensitive assets and liabilities such as cash, accounts receivable, fixed assets, and other liabilities are excluded from the analysis.

Economic Value

	Present Value at December 31, 2007 Change in Interest Rates of:
	-2%	-1%	Current	+1%	+2%
	(In thousands)
Interest Sensitive Assets
Investments	$163,320	$161,479	$159,105	$154,097	$148,183
Loans	657,051	648,369	640,463	631,998	624,378

Total interest sensitive assets	820,371	809,848	799,568	786,095	772,561

Interest Sensitive Liabilities
Deposits	(613,495)	(608,583)	(603,091)	(597,349)	(592,118)
Borrowings and repurchase agreements	(131,492)	(128,570)	(126,546)	(124,434)	(123,945)

Total interest sensitive liabilities	(744,987)	(737,153)	(729,637)	(721,783)	(716,063)

Net difference as of December 31, 2007	$75,384	$72,695	$69,931	$64,312	$56,498

Change from current	$5,453	$2,764	$—	$(5,619)	$(13,433)

Presented below, as of December 31, 2006, is an analysis showing the present value impact of changes in interest rates, assuming a comprehensive mark-to-market environment. Noninterest sensitive assets and liabilities such as cash, accounts receivable, fixed assets, and other liabilities are excluded from the analysis.

Economic Value

	Present Value at December 31, 2006 Change in Interest Rates of:
	-2%	-1%	Current	+1%	+2%
	(In thousands)
Interest Sensitive Assets
Investments	$164,398	$162,623	$160,045	$154,521	$148,496
Loans	645,847	637,404	624,753	608,960	592,438

Total interest sensitive assets	810,245	800,027	784,798	763,481	740,934

Interest Sensitive Liabilities
Deposits	(640,002)	(629,328)	(619,314)	(609,910)	(601,070)
Borrowings and repurchase agreements	(127,439)	(123,547)	(120,660)	(118,874)	(118,014)

Total interest sensitive liabilities	(767,441)	(752,875)	(739,974)	(728,784)	(719,084)

Net difference as of December 31, 2006	$42,804	$47,152	$44,824	$34,697	$21,850

Change from current	$(2,020)	$2,328	$—	$(10,127)	$(22,974)

The estimated net market value of interest sensitive assets and liabilities in the current environment at that date increased from $44.8 million at December 31, 2006 to an estimated net market value at December 31, 2007 of $69.9 million. Fluctuations in external interest rates including the inversion of the yield curve in 2006 resulted in our short term and non-maturity deposit liabilities re-pricing at a faster rate and a substantially narrower spread than historically experienced. Generally, the result of a narrower spread is a lower net market value. As the interest rate curve has moved back towards a more “traditional” positively sloped shape and interest rates have fallen the net market value of interest bearing assets and interest bearing liabilities has improved. The tables also illustrate the effect of an immediate and parallel shift in the yield curve on Lincoln’s financial assets. As of December 31, 2007 Lincoln was at a higher risk of increasing rates than it was of declining rates.

These tables should be used with caution. The net market value sensitivities do not necessarily represent the changes in net asset value that would actually occur under the given interest rate scenarios, as sensitivities do not reflect changes in value of the company as a going concern, nor consider potential re-balancing or other management actions that might be taken in the future under asset/liability management as interest rates change.

In addition, the shocks presented of immediate and parallel shifts in the yield curve in up, and down 100 basis point increments are unlikely to occur as most historical changes in rates have occurred gradually and in a non-linear fashion. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the tables.

Information on Continuing Directors

In the Merger Agreement, First Merchants has agreed that it will cause Jerry R. Engle, who currently serves as Chairman of the Board and President and Chief Executive Officer of Lincoln and President and Chief Executive Officer of Lincoln Bank, and another current director of Lincoln as chosen by First Merchants, to be nominated for election to the First Merchants Board of Directors for a three-year term at the first annual meeting of First Merchants’ shareholders following the merger. First Merchants has not yet determined the identity of the second Lincoln director to be nominated for election to the First Merchants Board of Directors. Mr. Engle will not be separately compensated for his services as a director of First Merchants.

Mr. Engle (age 63) has been President and Chief Executive Officer of Lincoln Bank since May 1, 2005, and Chairman of the Board, President and Chief Executive Officer of Lincoln since June 1, 2005. Prior to this he was the Executive Vice President and Chief Operating Officer of Lincoln Bank, and Vice Chairman of the Board of Directors of Lincoln since the merger of First Shares Bancorp, Inc. with Lincoln in August 2004. Formerly, he was the President and Chief Executive Officer of First Shares and its subsidiary First Bank from March 1999 until joining Lincoln.

The following table presents information for compensation awarded to, earned by, or paid to Mr. Engle for 2006 and 2007.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Jerry R. Engle Chairman, President and Chief Executive Officer, Lincoln	2007	$289,060	$15,810	$21,502	$10,406	—	$33,047	$369,825
	2006	256,538	15,810	36,120	—	—	38,048	346,516

(1)	Includes any amounts earned but deferred, including amounts deferred under Lincoln Bank’s 401(k) Plan. Mr. Engle does not receive any director fees and does not participate in Lincoln Bank’s Unfunded Deferred Compensation Plan for directors or the Deferred Director Supplemental Retirement Plan.
(2)	The amounts reflect the dollar amount Lincoln recognized, before forfeitures, for financial statement reporting purposes for the fiscal years ended December 31, 2007, in accordance with FAS 123(R) and thus may include amounts from awards granted in and prior to December 31, 2007 and 2006. The expense recognized in the financial statements is determined by the vested pro-rata portion of the fair value of the stock or option award on the date of award. The assumptions used in calculating these amounts are included in Note 18 to the Financial Statements for the fiscal year ended December 31, 2007, and in Note 17 to the Financial Statements included in Lincoln’s Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000.
(3)	Includes Lincoln Bank’s matching contributions and allocations under its Employee Stock Ownership and 401(k) Plan and the value of insurance premiums in excess of IRS limits. Includes the personal benefit to the named executive officers of split-dollar insurance purchased by Lincoln Bank and the value of a car allowance for Mr. Engle. Mr. Engle received certain perquisites during 2007, but the incremental cost of providing those perquisites did not exceed the $10,000 disclosure threshold.

The following table sets forth information related to non-equity and equity based awards granted during fiscal year 2007 to Mr. Engle under plans adopted by Lincoln and Lincoln Bank.

					Option Awards:
	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards (3)
Name		Threshold ($)	Target ($)	Maximum ($)
Jerry R. Engle	12/18/07	$17,340	$86,700	$104,040	2,000	$13.89	$5,280

(1)	The grant date is the date the Stock/Compensation Committee of the Board of Directors of Lincoln took action to make the award.
(2)	The awards were made under Lincoln’s Incentive Plan, and the amounts listed are based upon the assumption that the performance goals in the Plan for the indicated levels were satisfied.
(3)	These options are valued in accordance with FAS 123R.

The stock option awards to the executive officers included in the table above were made on December 18, 2007 under Lincoln’s 2005 Stock Option Plan. The shares vest over a 5-year period.

The following table presents information on stock options and restricted stock held by Mr. Engle on December 31, 2007.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Jerry R. Engle	43,875			$7.32	5/25/2009	4,000	(3)	$56,120
	42,000	28,000	(4)	18.50	8/2/2014
		2,000	(5)	13.89	12/19/2017

(1)	The shares represented could not be acquired by Mr. Engle as of December 31, 2007.
(2)	The market value of these awards is determined by multiplying the number of shares by the closing market price of Lincoln’s Common Stock on December 31, 2007, which was $14.03.
(3)	The restricted shares vest over a five-year period commencing January 3, 2006.
(4)	These options vest at the rate of 14,000 shares per year on August 2nd of each year ending August 2, 2009.
(5)	These options vest at the rate of 400 shares per year on December 18th of year ending December 18, 2012.

There were no options exercised by Mr. Engle during 2007. There were 1,000 shares of Recognition and Retention Plan shares that vested for Mr. Engle during 2007.

The Bank has entered into a three-year employment contract with Mr. Engle. The contract extends annually for an additional one-year term to maintain its three-year term if Lincoln Bank’s Board of Directors determines to so extend it, unless notice not to extend is properly given by either party to the contract. Mr. Engle receives his current salary under the contract with Lincoln Bank, subject to increases approved by the Board of Directors. The contract also provides, among other things, for participation in other fringe benefits and benefit plans available to Lincoln Bank’s employees. Mr. Engle may terminate his employment upon sixty days’ written notice to Lincoln Bank. Mr. Engle may also terminate his own employment for cause. The Bank may discharge Mr. Engle for cause at any time or in specified events. The employment contract protects Lincoln Bank’s confidential business information and protects Lincoln Bank from competition by Mr. Engle should he voluntarily terminate his employment without cause or be terminated by Lincoln Bank for cause.

The employment agreement between Lincoln Bank and Mr. Engle provides that if Lincoln Bank terminates Mr. Engle’s employment for other than cause or if Mr. Engle terminates his own employment for cause, Mr. Engle will receive his base compensation under the contract for the balance of the contract if the termination does not follow a change in control, and this payment period shall be not less than six months. In addition, during that period, Mr. Engle will continue to participate in Lincoln Bank’s group insurance plans and retirement plans, or receive comparable benefits. If Mr. Engle is terminated without cause or “for cause” within 12 months following a change in control, he will receive a lump sum payment within 30 days following the change in control equal to three times his base compensation in effect at the time of the termination of his employment. The agreement also provides that within a period of three months after his termination following a change of control, Mr. Engle will have the right to cause Lincoln Bank to purchase any stock options he holds for a price equal to the fair market value of the shares subject to the options minus their option price. The agreement defines “change in control” as any of the following:

•

a person or group acquires ownership of stock representing more than 50% of Lincoln Bank’s or Lincoln’s total fair value or total voting power of the stock of Lincoln Bank or Lincoln which acquisition of control could result from a merger of Lincoln or Lincoln Bank;

•

the date new directors are added to Lincoln’s Board of Directors as a result of a merger involving Lincoln or Lincoln Bank and as a result of such addition of directors, Lincoln’s or Lincoln Bank’s directors before the replacement constitute 50% or less of the total directors following such addition of directors; or

•

a person or group, other than shareholders of Lincoln Bank or an entity controlled by shareholders of Lincoln Bank, acquires more than 40% of the total gross fair market value of Lincoln Bank’s assets, unless the person or group owns 50% or more of the total value or voting power of Lincoln Bank’s stock.

If the payments provided for in the contract, together with any other payments made to Mr. Engle by Lincoln Bank, are deemed to be payments in violation of the “golden parachute” rules of the Internal Revenue Code, those payments will be reduced to the largest amount which would not cause Lincoln Bank to lose a tax deduction for the payments under those rules. If Mr. Engle had been terminated as of December 31, 2007, within 12 months following a change in control of Lincoln, without cause by Lincoln Bank or for cause by Mr. Engle, the cash compensation which would be paid under the contract to Me. Engle would be have been $810,000. This amount is subject to any Section 280G(b)(3) limitations.

Compensation Committee Interlocks and Insider Participation. Mr. Engle is not and was not during 2007 a member of Lincoln’s Stock/Compensation Committee.

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and Lincoln common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and By-Laws and Lincoln’s Articles of Incorporation and By-Laws.

Governing Law

Following the merger, the rights of former Lincoln shareholders who receive First Merchants common stock in the merger will be governed by the laws of the State of Indiana, the state in which both Lincoln and First Merchants are incorporated, and by First Merchants’ Articles of Incorporation and By-Laws. The rights of Lincoln shareholders are presently governed by Lincoln’s Articles of Incorporation and By-Laws. The rights of Lincoln shareholders differ in certain respects from the rights they will have as First Merchants shareholders. The following is a brief discussion of certain of those material differences.

First Merchants	Lincoln

Authorized But Unissued Shares

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, of which 18,272,085 shares were outstanding as of July 31, 2008. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval. First Merchants has 500,000 shares of preferred stock authorized. No shares of preferred stock are currently outstanding. These shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of September 18, 2008, First Merchants had 248,774 shares of its common stock reserved and remaining available for issuance under its 1999 Long-term Equity Incentive Plan; and 264,266 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of September 18, 2008, First Merchants had 3,474 options granted, but unexercised, under its 1994 Stock Option Plan and 919,867 options granted, but unexercised, under its 1999 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

The Articles of Incorporation of Lincoln authorize the issuance of 22,000,000 shares of capital stock. The shares of authorized capital stock are divided into 20,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of September 18, 2008, there were 5,319,731 shares of common stock outstanding. No shares of preferred stock are currently outstanding. The Lincoln Board of Directors may authorize and direct the issuance of shares of common and preferred stock up to the authorized amounts, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. The preferred shares may be issued by the Board of Directors, without prior shareholder approval, in classes with designations, privileges, limitations and rights determined for each class by the Board of Directors of Lincoln.

As of August 31, 2008, Lincoln had a total of 492,222 shares of its common stock reserved and remaining available for issuance under its 1999 and 2005 Stock Option Plans.

First Merchants	Lincoln

Preemptive Rights

First Merchants’ Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.	Lincoln’s Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Dividend Rights

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors. Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•     First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•     First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants’ national bank subsidiaries may pay cash dividends to First Merchants on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants’ bank subsidiaries will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants’ present bank subsidiaries are not currently subject to such a restriction.

The holders of preferred stock and common stock of Lincoln are entitled to dividends and other distributions at such times, in such amounts and forms, from such sources, upon such terms and conditions, in shares of the same class or series or in shares of any other class or series, without consent of the shareholders, if declared by the Board of Directors.

Generally, Lincoln may not pay a dividend if, after giving effect to the dividend:

•     Lincoln would not be able to pay its debts as they become due in the usual course of business; or

•     Lincoln’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

First Merchants	Lincoln

Voting Rights

The holders of the outstanding shares of First Merchants common stock are entitled to one vote per share on all matters presented for shareholder vote. First Merchants shareholders do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote is multiplied by the number of directors to be elected to the board. A shareholder may then cast this number of votes for the election of directors. A shareholder may cast all of his/her/its votes for one candidate or distribute them among two or more candidates.

Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject to provision in the corporation’s articles of incorporation requiring a higher percentage vote. First Merchants’ Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a majority of the outstanding voting shares of the entities’ common stock. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions,” on page 137.

The holders of the outstanding shares of Lincoln common stock are entitled to one vote per share on all matters presented for shareholder vote. Lincoln shareholders do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote is multiplied by the number of directors to be elected to the board. A shareholder may then cast this number of votes for the election of directors. A shareholder may cast all of his/her/its votes for one candidate or distribute them among two or more candidates.

Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject to provision in the corporation’s articles of incorporation requiring a higher percentage vote.

Articles of Incorporation and Bylaw Amendments

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First Merchants’ Articles of Incorporation require a super-majority shareholder vote of 75% of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

The Articles of Incorporation of Lincoln provide that certain of the Articles (specifically, those related to Directors, Certain Limitations and Certain Business Combinations) may not be altered, amended or appealed without the affirmative vote of the holders of at least 80% of the then-outstanding shares of voting stock, voting together as a single class. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

The Lincoln By-Laws may be amended by the affirmative vote of a majority of the entire Board of Directors, without the assent or vote of the shareholders.

First Merchants	Lincoln

Indiana law permits a board of directors to amend a corporation’s by-laws unless the articles of incorporation provide otherwise. First Merchants’ By-Laws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ By-Laws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its By-Laws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

Special Meetings of Shareholders

First Merchants’ By-Laws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all shares outstanding and entitled to vote on business for which the meeting is called.

The Lincoln By-Laws provide that a special meeting of shareholders may only be called by the Chairman of the Board of Directors, if any, or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of Directors.

Number of Directors and Term of Office

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the By-Laws by the Board of Directors and shall be at least 9 and no more than 21. First Merchants’ Articles of Incorporation also provide for classes of directors with staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ By-Laws specify that the number of directors is 10. The By-Laws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ By-Laws provide that the Board of Directors is divided into 3 classes with 4 directors in 1 of the classes and 3 directors in the other 2 classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after 2 annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ By-Laws.

The Articles of Incorporation of Lincoln provide that the total number of directors shall not be less than five nor more than 15 as may be specified from time to time by resolution adopted by a majority of members of the Board of Directors. If the Board of Directors has not specified the number of directors, the number shall be nine. The Articles of Incorporation also provide for three classes of directors with staggered three-year terms. Amendment of this provision of the Lincoln Articles of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class. The By-Laws of Lincoln also require that the Directors have (a) their primary domicile in Brown, Clinton, Hendricks, Montgomery, Morgan or Johnson Counties, Indiana, and (b) a loan or deposit relationship with Lincoln Bank which they have maintained for at least a continuous period of nine months immediately prior to their nomination to the Board of Directors. In addition, each Director who is not an employee of Lincoln or its subsidiaries must have served as a member of a civic or community organization based in one of the aforementioned

First Merchants	Lincoln

Indiana counties for at least a continuous period of 12 months during the five years prior to his or her nomination to the Board of Directors. The Board of Directors may waive one more of the foregoing requirements in connection with the acquisition of another financial institution or the acquisition or opening of a new branch by its subsidiary. The By-Laws may be altered, amended or repealed by the affirmative vote of a majority of the full Board of Directors of Lincoln.

Nomination of Directors

Under First Merchants’ By-Laws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•     the name and address of each suggested nominee;

•     the principal occupation of each suggested nominee;

•     the total number of shares of First Merchants capital stock held by the notifying shareholder; and

•     the name and residence address of the notifying shareholder.

Pursuant to the Articles of Incorporation and By-Laws of Lincoln, nominations to the Board of Directors may be made by any nominating committee or person appointed by the Board of Directors or by any shareholder entitled to vote for the election of directors. Nominations, other than those made by or at the direction of the Board of Directors, may be made by written notice to the Secretary of Lincoln setting forth at a minimum:

•     the name, age, business and residence addresses of each suggested nominee;

•     the principal occupation of each suggested nominee;

•     the class and number of shares of Lincoln capital stock held by the nominee;

•     the class and number of shares of Lincoln capital stock held by the notifying shareholder; and

•     the name and record address of the notifying shareholder.

Removal of Directors

First Merchants’ Articles of Incorporation and By-Laws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is

The Lincoln Articles of Incorporation and By-Laws provide that any director or all directors may be removed, but only for cause, by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares entitled to vote generally on the election of directors. The affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of voting stock, voting together as a single class, is also required to amend this provision of the Articles of Incorporation.

First Merchants	Lincoln

required to amend this provision of First Merchants’ By-Laws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.

Dissenter’s Rights

Under Indiana law, a shareholder of a corporation is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the following events:

•     Consummation of a plan of merger to which the corporation is a party, if shareholder approval is required and the shareholder is entitled to vote thereon;

•     Consummation of a plan of share exchange by which the corporation’s shares will be acquired, if the shareholder is entitled to vote on the plan;

•     Consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote on the sale or exchange;

•     Approval of a control share acquisition under Indiana law; and

•     Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

Under Indiana law, dissenters’ rights are not available to holders of shares with respect to any transaction if the shares were registered or traded on a national securities exchange. Thus, First Merchants shareholders do not presently have dissenters’ rights because First Merchants’ shares are traded on the NASDAQ Global Select Market System.

Lincoln shareholders also do not presently have dissenters’ rights because Lincoln’s shares are traded on the NASDAQ Global Market System.

Liquidation Rights

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding.

In the event of any liquidation or dissolution of Lincoln, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of Lincoln’s liabilities and any rights of creditors and holders of shares of Lincoln’s preferred stock then outstanding.

First Merchants	Lincoln

Redemption

Under Indiana law, First Merchants may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. First Merchants may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, First Merchants may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

In addition, as a bank holding company, First Merchants must give prior notice to the Federal Reserve if the consideration to be paid by First Merchants for any redemption or acquisition of its shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding 12 months, equals or exceeds 10% of its consolidated net worth, unless First Merchants is well-capitalized before and after the redemption, is well-managed and is not subject to any unresolved supervisory issues.

Under Indiana law, Lincoln may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Lincoln may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, Lincoln may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

In addition, as a bank holding company, Lincoln must give prior notice to the Federal Reserve if the consideration to be paid by Lincoln for any redemption or acquisition of its shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding 12 months, equals or exceeds 10% of its consolidated net worth, unless Lincoln is well-capitalized before and after the redemption, is well-managed and is not subject to any unresolved supervisory issues.

Anti-Takeover Provisions

The anti-takeover measures applicable to First Merchants and Lincoln described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934, such as First Merchants, is prohibited for a period of 5 years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Both First Merchants and Lincoln have adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law also contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also

First Merchants	Lincoln

may have the effect of discouraging premium bids for outstanding shares. Under this provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquiror may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. Both First Merchants and Lincoln are subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

In addition to the protections afforded by Indiana law, First Merchants’ Articles of Incorporation provide that the directors of First Merchants are divided into 3 classes, each serving 3-year terms with one class to be elected at each annual meeting of shareholders. First Merchants’ Articles of Incorporation also provide that directors may be removed with or without cause by a two-thirds (2/3) vote of the shares entitled to vote. However, if the Board by two-thirds (2/3) vote recommends removal of a director, that director may be removed by a majority of the shares entitled to vote. These provisions help prevent hostile shareholders from replacing a majority of the Board of Directors at one time. In addition, both of these provisions of First Merchants’ Articles of Incorporation regarding directors may only be amended by approval of three-fourths (3/4) of the voting stock.

First Merchants’ Articles of Incorporation also require the approval of the holders of three-fourths (3/4) of the voting stock to approve certain business combinations involving any shareholder holding more than 10% of the voting stock unless the transaction is approved by a two-thirds (2/3) vote of the Board or the shareholders are to receive fair consideration for their shares. “Business combination” is defined to include mergers, consolidations, sales, leases, liquidations, dissolutions, certain reorganizations, and agreements relating to the foregoing. “Fair consideration” generally means, an amount per share equal to the higher of (a) the highest per share price paid for the First Merchants common stock in the 2 years preceding the business combination, and (b) the per share book value for First Merchants common stock. In the event two-thirds (2/3) Board approval is obtained or fair consideration is to be paid, then approval of the business combination would only require the approval of the holders of two-thirds (2/3) of the voting stock. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.

In addition to the protections afforded by Indiana law, the Articles of Incorporation of Lincoln provide that the directors of Lincoln are divided into three (3) classes, each serving three-year terms with one class to be elected at each annual shareholder meeting. The Articles of Incorporation also provide that directors may be removed for cause by affirmative vote of the holders of at least eighty percent (80%) of the shares entitled to vote generally in the election of directors. These provisions help prevent hostile shareholders from replacing a majority of the Board of Directors at one time. In addition, these provisions of the Lincoln Articles of Incorporation regarding directors may only be amended by approval of the holders of at least eighty percent (80%) of the voting stock.

The Articles of Incorporation of Lincoln also require the approval of the holders of at least eighty percent (80%) of the voting stock to approve certain business combinations involving any shareholder holding more than ten (10%) of the voting stock unless the transaction is approved by a majority of the Continuing Directors and the price and procedure requirements contained in the Articles of Incorporation have been met, including with respect to receipt of Fair Market Value. “Business combination” is defined to include mergers, consolidations, sales, leases, liquidations, dissolutions, certain reorganizations, and agreements relating to the foregoing. “Continuing Director” means any member of the Board of Directors who is unaffiliated with the interested shareholder and was a member of the Board of Directors prior to the time the interested shareholder became an interested shareholder. “Fair Market Value” generally means the highest closing sale price during the 30-day period immediately preceding the date in question of a shareof stock on the Composite Tape for the securities exchange on which the stock is listed.

First Merchants	Lincoln

The existence of authorized but unissued common stock and preferred stock of First Merchants may also have an anti-takeover effect. The issuance of additional First Merchants shares with sufficient voting power could have a dilutive effect on its stock and may result in the defeat of an attempt to acquire control of First Merchants. The Board of Directors may issue shares of common stock and/or preferred stock at any time without shareholder approval. Prior to issuance, the Board of Directors would determine the relative rights, preferences, limitations and restrictions of the preferred stock. The Board of Directors would also determine whether any voting rights would attach to the preferred stock. The Board of Directors has no present plans to issue any preferred stock or common stock other than the common stock to be issued in the merger. The issuance of preferred or common stock in the future could result in the dilution of ownership and control of First Merchants by shareholders. Since First Merchants shareholders have no preemptive rights, there is no guarantee that shareholders would have an opportunity to purchase any of the preferred or common stock when and if it is issued.

In the event majority Board approval is obtained and the price and procedure requirements are met, then approval of the business combination would only require the affirmative vote required by law. Amendment of this provision of Lincoln Articles of Incorporation requires the approval of holders of eighty percent (80%) of the voting stock.

The existence of authorized but unissued common stock and preferred stock of Lincoln may also have an anti-takeover effect. The issuance of additional Lincoln shares with sufficient voting power could have a dilutive effect on its stock and may result in the defeat of an attempt to acquire control of Lincoln. The Board of Directors may issue shares of common stock and/or preferred stock at any time without shareholder approval. Prior to issuance, the Board of Directors would determine the relative rights, preferences, limitations and restrictions of the preferred stock. The Board of Directors would also determine whether any voting rights would attach to the preferred stock. The Board of Directors has no present plans to issue any preferred stock or common stock other than the common stock to be issued in the merger. Since Lincoln shareholders have no preemptive rights, there is no guarantee that shareholders would have an opportunity to purchase any of the preferred or common stock when and if it is issued.

Director Liability

Under Indiana law, a director of First Merchants or Lincoln will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless:

•

The director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation; and

•	Such breach or failure to perform constitutes willful misconduct or recklessness.

Indemnification of Directors, Officers and Employees

Under Indiana law and First Merchants’ and Lincoln’s Articles of Incorporation, either corporation may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants or Lincoln, as applicable, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of First Merchants or Lincoln, as applicable. If the proceeding is a criminal proceeding, the person must have had no reasonable cause to believe that the person’s conduct was unlawful. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants or Lincoln, as applicable is mandatory. Finally, both First Merchants’ and Lincoln’s Articles of Incorporation permit the corporation to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification, or if the person furnishes to First Merchants or Lincoln, as applicable, a written affirmation of the person’s good faith belief that he or she is entitled to indemnification.

LEGAL MATTERS

Certain legal matters in connection with the Merger Agreement will be passed upon for First Merchants by the law firm of Bingham McHale LLP, 2700 Market Tower, 10 West Market Street, Indianapolis, Indiana 46204 and for Lincoln by the law firm of Bose McKinney & Evans LLP, 111 Monument Circle, Suite 2700, Indianapolis, Indiana 46204. R.J. McConnell, a member of Lincoln’s Board of Directors, is also a partner in Bose McKinney & Evans LLP.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates, incorporated by reference into this document, have been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

The audited consolidated financial statements of Lincoln for the years ended December 31, 2007 and 2006, included herein, have also been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon, and have been so included herein, in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

Representatives of BKD, LLP are not expected to be present at the Lincoln special shareholders meeting.

INDEMNIFICATION

As an Indiana corporation, First Merchants is subject to Indiana law. Section 23-1-37-1 et seq. of the Indiana Business Corporation Law contains detailed provisions on indemnification of directors and officers of an Indiana corporation against expenses, judgments, settlements, penalties and fines incurred with respect to certain proceedings.

First Merchants’ Articles of Incorporation, as amended, and By-Laws, as amended, provide that First Merchants will indemnify any person who is or was a director, officer or employee of First Merchants or of any other corporation for which he is or was serving in any capacity at the request of First Merchants against all liability and expense that may be incurred in connection with, resulting from or arising out of any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of First Merchants or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of First Merchants is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of First Merchants (acting by a quorum consisting of directors who are not parties to or who have been wholly successful with respect to such action) or independent legal counsel finds that he has met the standards of conduct set forth above. This indemnification is to the full extent and according to the procedures and requirements of Indiana law.

The directors and officers of First Merchants are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Merchants pursuant to the foregoing provisions, First Merchants has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

SHAREHOLDER PROPOSALS

Any proposal which a First Merchants shareholder intends to have presented at the 2009 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must have been received by the Secretary of First Merchants at First Merchants’ principal office no later than November 20, 2008, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2009 annual meeting of First Merchants that were not submitted for inclusion in the proxy statement will be considered untimely unless they are received by the Secretary of First Merchants at First Merchants’ principal office by February 2, 2009.

In the event that the effective time of the merger does not occur prior to that date, a shareholder who wishes to have a proposal presented at the next annual meeting of Lincoln and included in the proxy statement and form of proxy relating to that meeting, must send the proposal to Lincoln so that it is received by Lincoln at its main office no later than 120 days in advance of March 14, 2009. A shareholder proposal submitted for presentation at the annual meeting but not for inclusion in Lincoln’s proxy statement and form of proxy will normally be considered untimely if it is received by Lincoln later than 120 days prior to the annual meeting. If, however, Lincoln gives shareholders less than 130 days’ notice or prior public disclosure of the date of the next annual meeting, a proposal shall be considered untimely if it is received by Lincoln later than the close of business on the 10th day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made. If Lincoln receives notice of the proposal after that time, each proxy that Lincoln receives will confer upon it the discretionary authority to vote on the proposal in the manner the proxies deem appropriate, even though there is no discussion of the proposal in Lincoln’s proxy statement for the next annual meeting. Proposals should be sent to the attention of the Secretary of Lincoln at P.O. Box 510, 905 Southfield Drive, Plainfield, Indiana 46168. All shareholder proposals are subject to the requirements of the proxy rules under the Securities Exchange Act of 1934, as amended, and Lincoln’s articles of incorporation, by-laws and Indiana law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the common stock of First Merchants being offered in the merger. This proxy statement-prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to First Merchants and the securities offered by this proxy statement-prospectus, reference is made to the registration statement. Statements contained in this proxy statement-prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Securities and Exchange Commission.

First Merchants and Lincoln file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at http://www.firstmerchants.com. You may also obtain additional information about Lincoln on its website at http://www.lincolnbank.com. However, the contents of those sites are not incorporated by reference in, or otherwise a part of, this proxy statement-prospectus and are not soliciting material.

First Merchants “incorporates by reference” into this proxy statement-prospectus the information in documents it files with the Securities and Exchange Commission, which means that it can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement-prospectus. Some information contained in this proxy statement-prospectus updates the information incorporated by reference and some information filed by First Merchants subsequently with the Securities and Exchange Commission will automatically update this proxy statement-prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	First Merchants’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	First Merchants’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

•	First Merchants’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

•	First Merchants’ Current Report on Form 8-K filed on September 3, 2008, announcing the execution of the Merger Agreement with Lincoln;

•	First Merchants’ Current Reports on Form 8-K filed on January 4, 23, 24, February 7, March 21, April 22, May 5, July 23, 31, August 18, September 3, 9 and October 22, 29 and 30, 2008, respectively;

•

The information under the following captions in First Merchants’ Form 10-K for the fiscal year ended December 31, 2007: (a) “Directors and Executive Officers of the Registrant” at page 73, (b) “Executive Compensation” at page 73, and (c) “Certain Relationships and Related Transactions” at page 73; and

•

The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

First Merchants also incorporates by reference any filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this proxy statement-prospectus and before the date of the Lincoln shareholders meeting.

You may request, either orally or in writing, a copy of the documents incorporated by reference in this proxy statement-prospectus without charge by requesting them in writing or by telephone from First Merchants at the following address and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Cynthia G. Holaday,

                 Secretary

Telephone: (765) 747-1500

If you would like to request documents, please do so by                     , 2008, in order to receive them before the meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement-prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this proxy statement-prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement-prospectus is required to be delivered, this proxy statement-prospectus will be supplemented or amended.

All information regarding First Merchants in this proxy statement-prospectus has been provided by First Merchants and all information in this proxy statement-prospectus regarding Lincoln has been provided by Lincoln.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

LINCOLN BANCORP

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statements of Income for the fiscal years ended December 31, 2007, 2006 and 2005	F-4

Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2007, 2006 and 2005	F-5

Consolidated Statements of Shareholders’ Equity for the fiscal years ended December 31, 2007, 2006 and 2005	F-6

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2007, 2006 and 2005	F-7

Notes to Consolidated Financial Statements	F-8

Consolidated Condensed Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007	F-30

Consolidated Condensed Statements of Operations for the Three Months Ended September 30, 2008 and 2007 (unaudited) and the Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-31

Consolidated Condensed Statements of Comprehensive Income/Loss for the Three Months Ended September 30, 2008 and 2007 (unaudited) and the Nine Months ended September 30, 2008 and 2007 (unaudited)	F-32

Consolidated Condensed Statement of Shareholders’ Equity for the Nine Months ended September 30, 2008 (unaudited)	F-33

Consolidated Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-34

Notes to Consolidated Condensed Financial Statements (unaudited)	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders

Lincoln Bancorp

Plainfield, Indiana

We have audited the accompanying consolidated balance sheets of Lincoln Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Bancorp as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lincoln Bancorp’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

BKD, LLP

/s/ BKD, LLP

Indianapolis, Indiana

March 5, 2008

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
Assets
Cash and due from banks	$3,935,172	$4,507,257
Federal funds sold	1,983,662	887,912
Interest-bearing demand deposits in other banks	7,196,435	13,013,548

Cash and cash equivalents	13,115,269	18,408,717
Investment securities available for sale	150,405,859	151,237,001
Loans held for sale	3,956,914	3,713,010
Loans, net of allowance for loan losses of $6,581,860 and $6,129,069	635,834,260	629,283,375
Premises and equipment	18,086,416	14,296,685
Investment in limited partnership	1,237,498	1,252,091
Federal Home Loan Bank stock	8,808,200	8,808,200
Interest receivable	5,133,487	4,785,639
Goodwill	23,906,877	23,906,877
Core deposit intangible	2,168,978	2,690,255
Cash value of life insurance	21,051,945	20,171,426
Other assets	5,608,162	4,989,513

Total assets	$889,313,865	$883,542,789

Liabilities
Deposits
Noninterest-bearing	$45,955,056	$51,062,255
Interest-bearing	610,449,489	604,601,833

Total deposits	656,404,545	655,664,088
Securities sold under repurchase agreements	16,766,968	16,863,656
Borrowings	109,177,208	103,608,175
Interest payable	2,310,627	2,460,498
Other liabilities	5,668,732	5,646,466

Total liabilities	790,328,080	784,242,883

Commitments and Contingencies

Shareholders’ Equity
Common stock, without par value
Authorized—20,000,000 shares Issued and outstanding—5,312,981 and 5,329,687 shares	61,720,988	62,020,927
Retained earnings	40,190,154	41,035,822
Accumulated other comprehensive loss	(434,297)	(961,453)
Unearned employee stock ownership plan (ESOP) shares	(2,491,060)	(2,795,390)

Total shareholders’ equity	98,985,785	99,299,906

Total liabilities and shareholders’ equity	$889,313,865	$883,542,789

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest and Dividend Income
Loans, including fees	$44,219,546	$41,954,365	$37,444,106

Investment securities
Mortgage-backed securities	4,526,181	3,973,952	2,282,247
Other investment securities	4,164,381	4,215,420	3,053,172
Deposits with financial institutions	300,615	504,408	549,274
Federal funds sold	80,572	81,771	94,308
Dividend income	402,631	488,372	458,831

Total interest and dividend income	53,693,926	51,218,288	43,881,938

Interest Expense
Deposits	27,038,654	23,637,540	13,782,695
Short-term borrowings	634,192	526,972	261,183
Federal Home Loan Bank advances	4,235,324	4,842,538	6,964,183

Total interest expense	31,908,170	29,007,050	21,008,061

Net Interest Income	21,785,756	22,211,238	22,873,877
Provision for loan losses	957,000	884,120	2,641,511

Net Interest Income After Provision for Loan Losses	20,828,756	21,327,118	20,232,366

Other Income
Service charges on deposit accounts	2,474,156	2,179,719	2,070,228
Net gains (losses) on sales of loans	(692,867)	517,985	758,720
Net realized and unrealized gains (losses) on sales of securities	(25,127)	14,409	(97,448)
Point of sale income	921,767	717,956	583,340
Loan servicing fees	345,811	335,795	402,637
Increase in cash value of life insurance	849,087	688,826	673,004
Other income	1,150,386	974,765	676,443

Total other income	5,023,213	5,429,455	5,066,924

Other Expenses
Salaries and employee benefits	12,294,704	11,662,880	10,790,926
Net occupancy expenses	2,367,587	2,023,932	1,935,548
Equipment expenses	1,657,723	1,548,629	1,449,556
Data processing fees	2,569,869	2,333,977	2,354,933
Professional fees	744,347	873,243	636,003
Director and committee fees	393,601	434,812	389,255
Advertising and business development	1,121,905	939,971	747,082
Mortgage servicing rights expense	152,897	118,125	271,491
Core deposit intangible amortization	521,277	607,185	719,833
Prepayment fee—Federal Home Loan Bank advances	—	—	1,621,813
Other expenses	2,668,408	2,500,441	3,223,812

Total other expenses	24,492,318	23,043,195	24,140,252

Income Before Income Tax	1,359,651	3,713,378	1,159,038
Income tax expense (benefit)	(389,290)	812,946	(40,085)

Net Income	$1,748,941	$2,900,432	$1,199,123

Basic Earnings per Share	$0.35	$0.58	$0.24

Diluted Earnings per Share	$0.34	$0.56	$0.23

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Net income	$1,748,941	$2,900,432	$1,199,123

Other comprehensive income (loss), net of tax
Unrealized gains/(losses) on securities available for sale
Unrealized holding gains/(losses) arising during the period, net of tax expense/(benefit) of $273,208, $14,497 and $(598,387)	451,027	23,057	(1,081,338)
Less: Reclassification adjustment for realized gains (losses) included in net income, net of tax expense (benefit) of $6,072, $5,072, and $(17,079)	(31,198)	9,337	(80,370)
Reclassification adjustment for amortization of additional pension liability recognized in expense under FAS 158, net of tax benefit of $29,458, $0 and $0	44,931	—	—

	527,156	13,720	(1,000,968)

Comprehensive income	$2,276,097	$2,914,152	$198,155

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned RRP Compensation	Unearned ESOP Shares	Total
	Outstanding Shares	Amount
Balances, January 1, 2005	5,366,563	$63,533,976	$42,092,418	$182,864	$(632,420)	$(3,422,020)	$101,754,818
Net income			1,199,123				1,199,123
Unrealized losses on securities, net of reclassification adjustment				(1,000,968)			(1,000,968)
Purchase of common stock	(18,300)	(284,748)					(284,748)
Stock options exercised	37,890	433,703					433,703
Tax benefit on stock options and RRP		89,233					89,233
ESOP shares earned			229,640			322,300	551,940
Amortization of unearned compensation expense			8,130		24,622		32,752
Cash dividends ($0.56 per share)			(2,835,920)				(2,835,920)

Balances, December 31, 2005	5,386,153	63,772,164	40,693,391	(818,104)	(607,798)	(3,099,720)	99,939,933
Net income			2,900,432				2,900,432
Unrealized gains on securities, net of reclassification adjustment				13,720			13,720
Purchase of common stock	(102,661)	(1,973,291)					(1,973,291)
Stock options exercised	46,195	563,605					563,605
Tax benefit on stock options and RRP		85,772					85,772
Stock option expense		89,241					89,241
ESOP shares earned			260,542			304,330	564,872
Amortization of unearned compensation expense		91,234	21,190				112,424
Reclassification of unearned compensation to common stock upon adoption of SFAS 123(R)		(607,798)			607,798		—
Recognition of additional pension liability per adoption of FAS 158				(157,069)			(157,069)
Cash dividends ($0.56 per share)			(2,839,733)				(2,839,733)

Balances, December 31, 2006	5,329,687	62,020,927	41,035,822	(961,453)	—	(2,795,390)	99,299,906
Net income			1,748,941				1,748,941
Unrealized gains on securities, net of reclassification adjustment				482,225			482,225
Purchase of common stock	(70,437)	(1,198,950)					(1,198,950)
Stock options exercised	53,731	671,638					671,638
Tax benefit on stock options and RRP		124,803					124,803
Stock option expense		21,941					21,941
ESOP shares earned			230,355			304,330	534,685
Amortization of unearned compensation expense		80,629	17,714				98,343
Amortization of additional pension liability recognized under FAS 158				44,931			44,931
Cash dividends ($0.56 per share)			(2,842,678)				(2,842,678)

Balances, December 31, 2007	5,312,981	$61,720,988	$40,190,154	$(434,297)	$—	$(2,491,060)	$98,985,785

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities
Net income	$1,748,941	$2,900,432	$1,199,123
Items not requiring (providing) cash
Provision for loan losses	957,000	884,120	2,641,511
Investment securities amortization (accretion), net	1,533	26,121	(53,120)
Investment securities loss (gain)	25,127	(14,409)	97,449
Loans originated for sale in the secondary market	(64,237,197)	(40,523,885)	(60,938,915)
Proceeds from sale of loans in the secondary market	66,400,891	37,737,643	64,168,598
Net realized and unrealized (gains) losses on loans held for sale	692,867	(517,985)	(758,720)
Amortization of net loan origination fees	599,523	575,238	(314,346)
Amortization of purchase accounting adjustments	337,712	267,553	32,882
Amortization of mortgage servicing rights	152,897	118,125	271,491
Depreciation and amortization	1,739,499	1,760,839	1,570,600
Deferred income tax	(870,243)	(313,146)	(344,680)
Amortization of unearned compensation expense	98,343	112,424	32,752
Option expense recognized	21,941	89,241	—
ESOP shares earned	534,685	564,872	551,940
Earnings on life insurance	(849,087)	(688,826)	(673,004)
Tax benefit from stock options exercised	(124,803)	(85,772)	—
Change in Interest receivable	(347,848)	(515,480)	(1,075,846)
Interest payable	(149,871)	564,512	750,109
Other operating activities	1,134,213	661,306	999,912

Net cash provided by operating activities	7,866,123	3,602,923	8,157,736

Investing Activities
Net change in interest-bearing deposits	—	—	2,188,111
Purchases of securities available for sale	(67,037,570)	(38,002,500)	(178,389,563)
Proceeds from sales of securities available for sale	14,906,109	16,988,689	54,888,743
Proceeds from maturities of securities available for sale	23,598,007	21,353,526	89,225,711
Proceeds from sales of securities held for trading	66,982,682	—	—
Proceeds from maturities of securities held for trading	402,552	—	—
Proceeds from maturities of securities held to maturity	—	—	1,695,000
Net changes in loans	(49,413,322)	(37,135,911)	(24,314,547)
Purchase of premises and equipment	(5,616,663)	(1,692,870)	(1,891,109)
Premiums on life insurance	(31,432)	(1,031,433)	(26,888)
Proceeds from sale of foreclosed real estate	445,151	1,097,460	2,243,308
Redemption of Federal Home Loan Bank stock	—	1,840,000	—
Other investing activities	7,196	1,100	277,386

Net cash used in investing activities	(15,757,290)	(36,581,939)	(54,103,848)

Financing Activities
Net change in Noninterest-bearing, interest-bearing demand, money market and savings deposits	18,281,081	17,163,186	34,220,732
Certificates of deposit	(17,487,126)	38,074,323	50,419,722
Short-term borrowings	4,361,549	13,349,546	6,563,833
Proceeds from borrowings	21,250,000	10,000,000	—
Repayment of borrowings	(20,125,000)	(40,000,000)	(53,855,000)
Cash dividends	(2,805,966)	(2,843,294)	(2,828,016)
Purchase of common stock	(1,198,950)	(1,973,290)	(284,748)
Exercise of stock options	671,638	563,605	433,704
Reduction in taxes paid due to tax benefit on stock options exercised	124,803	85,772	—
Other financing activities	(474,310)	232,088	221,563

Net cash provided by financing activities	2,597,719	34,651,936	34,891,790

Net Change in Cash and Cash Equivalents	(5,293,448)	1,672,920	(11,054,322)

Cash and Cash Equivalents, Beginning of Year	18,408,717	16,735,797	27,790,119

Cash and Cash Equivalents, End of Year	$13,115,269	$18,408,717	$16,735,797

Additional Cash Flows and Supplementary Information
Interest paid	$32,058,041	$28,442,538	$20,257,952
Income tax paid (refunded)	(181,646)	1,126,701	(1,050,862)
Loan balances transferred to foreclosed real estate	680,629	1,119,623	783,083
Securitization of loans	37,297,938	—	—

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Lincoln Bancorp (Company) and its wholly owned subsidiary, Lincoln Bank (Bank), and the Bank’s wholly owned subsidiaries, L-F Service Corporation (L-F Service), Citizens Loan and Service Corporation (CLSC) and LF Portfolio Services, Inc. (LF Portfolio), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a holding company whose principal activity is the ownership and management of the Bank. The Bank switched from a federal thrift charter to a state charter in 2006 and provides full banking services in a single significant business segment. As a state chartered bank, the Bank is subject to regulation by the Department of Financial Institutions, State of Indiana and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Central Indiana. The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets. L-F Service invests in low income housing partnerships. CLSC develops land for residential housing. LF Portfolio manages part of the Company’s investment securities portfolio.

Consolidation—The consolidated financial statements include the accounts of the Company and the Bank and its subsidiaries after elimination of all material intercompany transactions and accounts.

Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities—Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Trading securities, if any, are carried at fair value with any unrealized gains or losses reported in the statement of income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loan securitizations—The Company occasionally securitizes certain mortgage loans and creates mortgage-backed securities for sale in the secondary market. Because the resulting securities are collateralized by the identical loans previously held, no gains or losses are recognized at the time of the securitization transactions. When securitized loans are sold to an outside party, the specific-identification method is used to determine the cost of the security sold, and a gain or loss is recognized in income.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses—The allowance for loan losses represents management’s estimate of probable losses inherent in the Company’s loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Company’s strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. A standard credit scoring system is used to assess credit risks during the loan approval process of all consumer loans while commercial loans are individually reviewed by a credit analyst with formal presentations to the Bank’s Loan Committee.

The Company’s allowance consists of three components. The Company estimates probable incurred losses from individual reviews of specific loans and probable incurred losses from historical loss rates. Also, factors affecting probable incurred losses resulting from economic or environmental factors that may not be captured in the first two components of the allowance are considered.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral.

The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Estimated loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Loss rates are based on the average net charge-off estimated by loan category. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

The Company’s primary market area for lending is central Indiana. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions and other qualitative factors have on the Company’s customers. The Company has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 3 to 39 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system and is carried at the amount at which stock can be redeemed. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized on an accelerated basis over ten years until such time that straight-line amortization exceeds the accelerated method. Such asset is periodically evaluated as to the recoverability of its carrying value.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Investments in limited partnerships are recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Stock options—The Company has a stock-based employee compensation plan, which is described more fully in Note 18. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. The Company selected the modified prospective application. Accordingly, on January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

2005
Net income, as reported	$1,199
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(356)

Pro forma net income	$843

Earnings per share:
Basic—as reported	$0.24
Basic—pro forma	0.17
Diluted—as reported	0.23
Diluted—pro forma	0.16

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company or one of its subsidiaries files income tax returns in the U.S. federal and Indiana jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2003.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2006 and 2005 consolidated financial statements have been made to conform to the 2007 presentation. These reclassifications had no impact on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007 was $576,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 3: Investment Securities

	2007
	Gross Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
Federal agencies	$24,824	$131	$(120)	$24,835
Mortgage-backed securities	88,603	736	(179)	89,160
Marketable equity securities	223	34	—	257
Corporate obligations	13,416	—	(1,137)	12,279
Municipal securities	23,845	165	(135)	23,875

Total available for sale	$150,911	$1,066	$(1,571)	$150,406

	2006
	Gross Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
Federal agencies	$53,553	$3	$(588)	$52,968
Mortgage-backed securities	64,663	113	(475)	64,301
Marketable equity securities	222	27	—	249
Corporate obligations	13,432	—	(239)	13,193
Municipal securities	20,622	63	(159)	20,526

Total available for sale	$152,492	$206	$(1,461)	$151,237

The amortized cost and fair value of securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2007
	Amortized Cost	Fair Value
Within one year	$216	$216
One to five years	5,295	5,324
Five to ten years	19,962	20,125
Over ten years	36,612	35,324

	62,085	60,989
Mortgage-backed securities	88,603	89,160
Marketable equity securities	223	257

Totals	$150,911	$150,406

Securities with a carrying value of $23,230,000 and $18,841,000 were pledged at December 31, 2007 and 2006 to secure securities sold under agreements to repurchase. Securities with a carrying value of $36,068,000 and $11,767,000 were pledged at December 31, 2007 and 2006 to secure FHLB advances.

During 2007, the Company transferred $30,137,000 of securities available for sale to trading and these investments were subsequently sold in 2007. Upon the transfer to trading, the unrealized losses on these securities were realized in the income statement. Total realized and unrealized losses on the transfer and sale of these securities totaled $356,000 and are included in the gross losses total noted in the following paragraph.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Proceeds from sales of securities available for sale during 2007 were $14,906,000 and proceeds from sales of securities held for trading were $66,983,000. Gross gains of $389,000 and gross losses of $414,000 were realized on those sales. Proceeds from sales of securities available for sale during 2006 were $16,989,000. Gross gains of $53,000 and gross losses of $39,000 were realized on those sales. Proceeds from sales of securities available for sale during 2005 were $54,889,000. Gross gains of $467,000 and gross losses of $564,000 were realized on those sales.

Certain investment securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006 were $47,976,000 and $123,557,000, which is approximately 31.9% and 81.7% of the Company’s investment portfolio. These declines primarily resulted from continued increases in market interest rates from acquisition date of the securities. The unrealized losses in corporate obligations primarily relate to four variable-rate trust preferred debt securities issued by regional and national financial institutions.

Substantially all of the Company’s investments are either mortgage-backed securities or debt instruments. Based on evaluation of available evidence, including recent changes in market interest rates and credit rating information, management believes the declines in fair value for these securities are generally interest rate related and that all amounts due will be collected according to the contractual terms of the debt securities. Therefore management has concluded that the declines in fair value for these securities are temporary. The Company does not hold any marketable equity securities where the amortized cost was less than the current market value as of December 31, 2007 and 2006.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. At December 31, 2007, the Company has the intent and the ability to hold these securities until the earlier of recovery or maturity.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	2007
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$4,905	$(120)	$—	$—	$4,905	$(120)
Mortgage-backed securities	12,825	(30)	9,126	(149)	21,951	(179)
Corporate obligations	5,956	(488)	6,323	(649)	12,279	(1,137)
Municipals	4,391	(59)	4,450	(76)	8,841	(135)

Totals	$28,077	$(697)	$19,899	$(874)	$47,976	$(1,571)

	2006
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$7,981	$(17)	$38,463	$(571)	$46,444	$(588)
Mortgage-backed securities	18,894	(50)	31,805	(425)	50,699	(475)
Corporate obligations	1,508	(4)	10,683	(235)	12,191	(239)
Municipals	8,194	(70)	6,029	(89)	14,223	(159)

Totals	$36,577	$(141)	$86,980	$(1,320)	$123,557	$(1,461)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 4: Loans and Allowance

	2007	2006
Real estate mortgage loans
One-to-four family	$147,941	$198,990
Multi-family	8,742	6,697
Real estate construction loans	87,664	61,245
Commercial, industrial and agricultural loans	275,587	230,585
Consumer loans	138,413	139,872

	658,347	637,389
Less
Undisbursed portion of loans	18,898	5,088
Net deferred loan fees and premiums	(2,967)	(3,111)
Allowance for loan losses	6,582	6,129

Total loans	$635,834	$629,283

	2007	2006	2005
Allowance for loan losses
Balances, January 1	$6,129	$5,843	$5,701
Provision for losses	957	884	2,642
Recoveries on loans	133	86	95
Loans charged off	(637)	(684)	(2,595)

Balances, December 31	$6,582	$6,129	$5,843

Impaired loans totaled $8,129,000 and $2,568,000 at December 31, 2007 and 2006, respectively. An allowance for loans losses of $1,546,000 and $492,000 relates to impaired loans of $7,756,000 and $1,631,000, at December 31, 2007 and 2006, respectively. At December 31, 2007 impaired loans of $373,000 had no related allowance for loan losses. At December 31, 2006, impaired loans of $967,000 had no related allowance for loan losses.

Interest of $176,000, $176,000, and $185,000 was recognized on average impaired loans of $3,843,000, $2,889,000 and $5,956,000 for 2007, 2006 and 2005, respectively. Included in the above interest is $23,000, $92,000 and $9,000 of interest that was recognized on a cash basis during 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $192,000 and $1,000, respectively. Non-accruing loans at December 31, 2007 and 2006 were $7,708,000 and $2,457,000, respectively.

During 2007, the Company transferred loans held for investment of $44,199,000 to loans held for sale. Unrealized losses of $2,076,000 were recorded while held for sale. $3,575,000 of the original loans transferred to loans held for sale were transferred back to the held for investment portfolio at their fair value. The remaining loans held for sale, net of loan payments received, of $37,298,000 were securitized and classified as trading securities. These trading securities, net of payments received, of $36,899,000 were sold during 2007 and a gain of $303,000 was recorded on the sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 5: Premises and Equipment

	2007	2006
Land	$5,748	$2,638
Buildings and land improvements	14,896	13,398
Furniture and equipment	7,313	7,394

Total cost	27,957	23,430
Accumulated depreciation	(9,871)	(9,133)

Net	$18,086	$14,297

Note 6: Investment In Limited Partnership

The Company’s investment in a limited partnership of $1,237,000 and $1,252,000 at December 31, 2007 and 2006 represents equity in a limited partnership organized to build, own and operate apartment complexes. The Company records its equity in the net income or loss of the partnership based on the Company’s interest in the partnership, which is 99 percent in Bloomington Housing Associates L.P. (Bloomington Housing). In addition to recording its equity in the income or losses of the partnerships, the Company has recorded the benefit of a low income housing tax credit of $150,000, $150,000 and $150,000 for the years ended December 31, 2007, 2006 and 2005. Condensed financial statements of the partnership are as follows:

	2007	2006
Assets
Cash	$265	$168
Land and property	3,629	3,764
Other assets	424	414

Total assets	$4,318	$4,346

Liabilities
Notes payable	$2,799	$2,835
Other liabilities	122	108

Total liabilities	2,921	2,943

Partners’ equity	1,397	1,403

Total liabilities and partners’ equity	$4,318	$4,346

	2007	2006	2005
Condensed statement of operations
Total revenue	$745	$773	$735
Total expenses	750	805	701

Net income (loss)	$(5)	$(32)	$34

Note 7: Goodwill

No impairment loss was recorded in 2007, 2006 or 2005. The goodwill relates primarily to goodwill acquired in the First Shares’ acquisition totaling $22,343,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 8: Core Deposit Intangible

The carrying basis of the recognized core deposit intangible was $4,741,000 at December 31, 2007 and 2006 and the accumulated amortization of such intangible was $2,572,000 and $2,051,000 at those dates.

Amortization expense for 2007, 2006 and 2005 was $521,000, $607,000 and $720,000. Annual estimated amortization expense for each of the next five years is:

2008	$483,000
2009	483,000
2010	459,000
2011	389,000
2012	281,000

Note 9: Deposits

	2007	2006
Noninterest-bearing demand deposits	$45,955	$51,062
Interest-bearing demand deposits	54,180	46,482
Money market savings deposits	173,331	142,717
Savings deposits	53,349	68,273
Certificates and other time deposits of $100,000 or more	105,333	129,779
Other certificates and time deposits	224,257	217,351

Total deposits	$656,405	$655,664

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$242,282
2009	70,706
2010	12,019
2011	2,636
2012	1,926
Thereafter	21

$329,590

Note 10: Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase were $16,767,000 and $16,864,000 at December 31, 2007 and 2006. Agreements outstanding during 2007 and 2006 consisted of obligations of the Company to other parties. The obligations were secured by federal agency securities, and such collateral was held by a financial services company. The maximum amount of outstanding agreements at any month-end during 2007 totaled $17,106,000 and the daily average of such agreements totaled $15,344,000. The maximum amount of outstanding agreements at any month-end during 2006 totaled $16,864,000 and the daily average of such agreements totaled $11,722,000. The agreements outstanding at December 31, 2007 matured on January 2, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 11: Borrowings

Borrowings at December 31, 2007 and 2006, including Federal Home Loan Bank term advances, Federal Home Loan Bank overnight advances and a line of credit from another financial institution totaled $109,177,000 and $103,608,000. The terms of these arrangements are more fully described below.

Amount
Aggregate annual maturities of borrowing at December 31, 2007, are
2008	$27,145
2009	25,011
2010	21,011
2011	1,010
2012	20,000
Thereafter	15,000

$109,177

FHLB advances are secured by mortgage loans and investment securities totaling $279,251,000 at December 31, 2007. Advances, at interest rates from 3.1 to 5.6 percent, are subject to restrictions or penalties in the event of prepayment.

At December 31, 2007, FHLB advances totaling $61,000,000 are subject to various options by the FHLB to convert the rates. If the FHLB exercises its option, the advance will be prepayable at the Bank’s option, at par and without a penalty fee.

The Bank has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires October 24, 2008 and bears interest rate equal to the current variable advance rate. At December 31, 2007, the outstanding balance was $4,308,000.

The Company has a line of credit for $5,000,000 from another financial institution. The line of credit matures on May 8, 2008 and carries an interest rate of 3 month LIBOR plus 1.50 percent. At December 31, 2007, there was an outstanding balance of $1,125,000.

Note 12: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

	2007	2006	2005
Mortgage loan portfolio serviced for:
FHLMC	$133,888	$104,231	$120,577
Other investors	4,927	5,693	6,187

	$138,815	$109,924	$126,764

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2007, 2006 and 2005 is based on comparable market values and a valuation model that calculates the present value of future cash flows. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2007	2006	2005
Mortgage Servicing Rights
Balances, January 1	$255	$355	$576
Servicing rights capitalized	343	18	52
Amortization of servicing rights	(153)	(118)	(271)

	445	255	357
Valuation allowance	—	—	(2)

Balances, December 31	$445	$255	$355

Note 13: Income Tax

	2007	2006	2005
Income tax expense
Currently payable
Federal	$456	$1,037	$377
State	25	89	(72)
Deferred
Federal	(434)	(175)	(365)
State	(436)	(138)	20

Total income tax expense (benefit)	$(389)	$813	$(40)

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$462	$1,263	$394
Effect of state income taxes	(271)	(32)	(34)
Tax credits	(150)	(150)	(150)
Tax exempt interest	(296)	(276)	(177)
Cash value of life insurance	(289)	(234)	(229)
ESOP expense in excess of cost	79	86	78
Other	76	156	78

Actual tax expense (benefit)	$(389)	$813	$(40)

Effective tax rate	(28.6)%	21.9%	(3.5)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

The components of the deferred tax asset are as follows at December 31:

	2007	2006
Assets
Allowance for loan losses	$2,769	$2,511
Deferred director fees	912	891
Employee benefits	291	316
Securities available for sale	208	471
Purchase accounting fair value adjustments	73	150
Debt issuance amortization	169	180
Stock options	372	366
Pension liability	74	103
Credit carryforward	277	—
Net operating loss carryforward	551	157

Total assets	5,696	5,145

Liabilities
State income tax	(358)	(210)
Depreciation	(409)	(515)
Prepaid expenses	(167)	(187)
FHLB stock dividends	(430)	(430)
Mortgage servicing rights	(187)	(107)
Core deposit intangible	(823)	(1,027)
Other	(158)	(83)

Total liabilities	(2,532)	(2,559)

	$3,164	$2,586

As of December 31, 2007, the Company had approximately $6,900,000 of state tax loss carryforward available to offset future franchise tax. The state loss carryforwards expire in tax years 2024 through 2027.

No valuation allowance was necessary at December 31, 2007 and 2006.

Retained earnings include approximately $7,277,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of “bank” status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. At December 31, 2007, the unrecorded deferred income tax liability on the above amount was approximately $2,474,000.

Note 14: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Financial instruments whose contract amount represents credit risk were as follows:

	2007	2006
Loan commitments	$138,975	$116,138
Standby letters of credit	4,678	5,531

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Company and the Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Bank has several noncancellable operating leases, primarily for leased premises, that expire over the next 20 years. These leases generally contain renewal options for periods ranging from 180 months to 10 years. Rental expense for these leases was $472,000, $359,000, and $335,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under operating leases are:

Operating Leases
2008	$346
2009	331
2010	332
2011	326
2012	292
Thereafter	2,203

Total minimum lease payments	$3,830

Note 15: Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years.

At December 31, 2007, the shareholder’s equity of the Bank was $98,711,000. Although well capitalized, under current regulations in effect, the Bank is required to apply to the Indiana Department of Financial Institutions to pay dividends to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 16: Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Company and Bank were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company and Bank’s category.

The Company and Bank’s actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total Capital (to Risk-Weighted Assets)
Consolidated	$79,276	11.3%	$56,223	8.0%	$—	N/A
Bank	79,016	11.3	56,117	8.0	70,150	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	72,693	10.3	28,112	4.0	—	N/A
Bank	72,434	10.3	28,059	4.0	42,090	6.0

Tier I Capital (to Average Assets)
Consolidated	72,693	8.4	34,432	4.0	—	N/A
Bank	72,434	8.4	34,369	4.0	42,961	5.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

The same information at December 31, 2006 is presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total Capital (to Risk-Weighted Assets)
Consolidated	$79,198	12.0%	$53,038	8.0%	$—	N/A
Bank	75,902	11.0	54,979	8.0	68,724	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	73,069	11.0	26,519	4.0	—	N/A
Bank	69,773	10.2	27,489	4.0	41,234	6.0

Tier I Capital (to Average Assets)
Consolidated	73,069	8.4	34,582	4.0	—	N/A
Bank	69,773	8.1	34,582	4.0	43,228	5.0

Note 17: Employee Benefits and Change in Accounting Principle

The Company provides pension benefits for substantially all individuals who were employed by the Company prior to July 1, 2004 through its participation in a multi-employer pension plan. On June 30, 2004, the Company froze this defined-benefit pension plan and discontinued the accrual of benefits to plan participants beyond what was already earned to that date. Separate actuarial valuations are not made with respect to each participating employer. Pension expense for 2007, 2006 and 2005 was $163,000, $172,000 and $171,000.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. Prior to September 1, 2005, the Company matched employees’ contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. Beginning September 1, 2005, the Company matches employees’ contributions at the rate of 100 percent for the first 3 percent of W-2 earnings contributed by the participants. The Bank’s expense for the plan was $247,000, $244,000 and $214,000 for 2007, 2006 and 2005.

The Company has a supplemental retirement plan for directors which provides for continuation of director fees upon events specified under the plan. On December 31, 2006, the Company adopted the recognition provision of SFAS No. 158, Employers’ Accounting for Defined, Pension and other Post-Retirement Plans. Upon adoption of SFAS No. 158, the Company recorded an adjustment of $260,000 to increase the plan liability to the projected benefit obligation. The net of tax adjustment to accumulated other comprehensive loss was $157,000. The plan liability was $1,219,000 and $1,224,000 at December 31, 2007 and 2006. Expense under the plan was $175,000, $172,000 and $159,000 for 2007, 2006 and 2005. Certain disclosures required by SFAS No. 132R, Employers’ Disclosures about Pensions and other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106 have been omitted because they are immaterial to the financial statements.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 560,740 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Accordingly, the common stock acquired by the ESOP is shown as a reduction of shareholders’ equity. Unearned ESOP shares totaled 249,106 and 278,940 at December 31, 2007 and 2006 and had a fair value of $3,495,000 and $5,576,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for 2007, 2006 and 2005 was $530,000, $565,000 and $552,000. At December 31, 2007 and 2006, the ESOP had 224,944 and 219,186 allocated shares, 249,106 and 278,940 suspense shares and no committed-to-be released shares.

The Company has a Recognition and Retention Plan (RRP). The RRP has purchased or acquired 308,863 shares of Company common stock, and grants for 291,226 of these shares have been awarded to various directors, officers and employees of the Bank. The awards generally are to vest and be earned by the recipient at a rate of 20 percent per year. The unearned portion of these stock awards is presented as a reduction of shareholders’ equity. RRP expense for 2007, 2006 and 2005 was $98,000, $112,000 and $33,000.

Unvested RRP shares at December 31, 2007:

	Number of Shares	Grant Date Fair Value
Beginning of year	28,209	$15.98
Granted	—	-0-
Vested	(6,079)	15.97
Forfeited or expired

End of year	22,130	$15.81

Unearned compensation at December 31, 2007 related to the RRP shares is $202,000 and will be recognized over a weighted average period of 3.0 years.

Note 18: Stock Option Plans

The Company’s Stock Option Plans (the Plans), which are shareholder approved, permit the grant of stock options to its directors, officers and other key employees. The Lincoln Bancorp 1999 Stock Option Plan authorized the grant of options for up to 700,925 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term. The Lincoln Bancorp 2005 Stock Option Plan authorized the grant of options for up to 250,000 shares of the Company’s common stock, which may vest at the discretion of the Company and have a 10-year contractual term. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The Company generally issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Expected volatility	18.3%	18.4%	16.4%
Expected dividends	3.0%	3.1%	3.1%
Expected term (in years)	8	8	8
Risk-free rate	4.2%	4.9%	4.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

A summary of option activity under the Plan as of December 31, 2007 and changes during the year then ended, is presented below:

	2007
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	714,103	$13.72
Granted	39,500	14.37
Exercised	53,731	12.50
Forfeited or expired	4,500	16.40

Outstanding, end of year	695,372	$13.83	4.06	$1,023,000

Exercisable, end of year	599,172	$13.36	3.42	$1,018,000

	2006
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	751,298	$13.58
Granted	9,000	17.66
Exercised	46,195	12.20
Forfeited or expired	—	—

Outstanding, end of year	714,103	$13.72	4.6	$4,478,000

Exercisable, end of year	623,711	$13.07	4.1	$4,316,000

The weighted-average grant-date fair value of options granted during the years 2007, 2006 and 2005 was $2.75, $3.69 and $2.92, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $310,000, $306,000 and $265,000, respectively.

As of December 31, 2007, there was $174,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.

During 2007, the Company recognized $22,000 of share-based compensation expense and $9,000 of tax benefit related to the share based compensation expense.

Note 19: Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31, 2007 and 2006 consisted of:

	2007	2006
Net unrealized loss on available-for-sale securities, net of income tax benefit	$(322)	$(804)
Pension liability not yet recognized in net periodic benefit cost—net loss, net of income tax benefit	(112)	(157)

Total	$(434)	$(961)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 20: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents and Interest-Bearing Deposits—The fair value of cash and cash equivalents and interest-bearing deposits approximates carrying value.

Securities—Fair values are based on quoted market prices.

Loans—The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock—Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable—The fair value of interest receivable/payable approximates carrying values.

Deposits—Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Borrowings—The fair value of the borrowing is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Advance Payments by Borrowers for Taxes and Insurance—The fair value approximates carrying value.

Off-Balance Sheet Commitments—Commitments include commitments to originate mortgage and consumer loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company’s financial instruments are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$13,115	$13,115	$18,409	$18,409
Securities available for sale	150,406	150,406	151,237	151,237
Loans, including loans held for sale, net	639,791	633,881	632,996	624,753
Stock in FHLB	8,808	8,808	8,808	8,808
Interest receivable	5,133	5,133	4,786	4,786

Liabilities
Deposits	656,405	658,818	655,664	656,588
Borrowings
Securities sold under repurchase agreement	16,767	16,767	16,864	16,864
FHLB advances and borrowings	109,177	110,904	103,608	103,796
Interest payable	2,311	2,311	2,460	2,460
Advances by borrowers for taxes and insurance	271	271	745	745
Off-balance sheet commitments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 21: Earnings Per Share

Earnings per share were computed as follows:

	2007
	Weighted-Average
	Income	Shares	Per-Share Amount
Basic Earnings Per Share—income available to common shareholders	$1,749	5,045,769	$.35
Effect of Dilutive Securities—stock options	—	110,347

Diluted Earnings Per Share—income available to common shareholders and assumed conversions	$1,749	5,156,117	$.34

Options to purchase 44,500 shares of common stock at exercise prices of $13.89, 17.69 and 19.15 per share were outstanding at December 31, 2007, but were not included in the computation of diluted earning per share because the options were anti-dilutive.

	2006
	Weighted-Average
	Income	Shares	Per-Share Amount
Basic Earnings Per Share—income available to common shareholders	$2,900	5,041,962	$.58
Effect of Dilutive Securities—stock options	—	129,449

Diluted Earnings Per Share—income available to common shareholders and assumed conversions	$2,900	5,171,411	$.56

	2005
	Weighted-Average
	Income	Shares	Per-Share Amount
Basic Earnings Per Share—income available to common shareholders	$1,199	5,021,324	$.24
Effect of Dilutive Securities—stock options	—	110,661

Diluted Earnings Per Share—income available to common shareholders and assumed conversions	$1,199	5,131,985	$.23

Options to purchase 240,796 shares of common stock at exercise prices of $16.20 to $18.75 per share were outstanding at December 31, 2005, but were not included in the computation of diluted earning per share because the options were anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Note 22: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Parent Company:

Condensed Balance Sheets

	2007	2006
Assets
Cash and cash equivalents on deposit with Bank	$766	$1,725
Investment securities available for sale	257	249
Investment in common stock of Bank	98,711	96,005
Other assets	1,134	2,064

Total assets	$100,868	$100,043

Liabilities
Note payable	$1,125	$—
Other	757	743
Total liabilities	1,882	743
Shareholders’ Equity	98,986	99,300

Total liabilities and shareholders’ equity	$100,868	$100,043

Condensed Statements of Income

	2007	2006	2005
Income
Dividends from Bank	$—	$5,450	$5,000
Other income	84	28	356

Total income	84	5,478	5,356
Expenses	452	398	473

Income (loss) before income tax benefit and equity in undistributed income of Bank	(368)	5,080	4,883
Income tax benefit	(54)	(41)	(26)

Income (loss) before equity in undistributed income of Bank	(314)	5,121	4,909
Equity in undistributed (distribution in excess of) income of Bank	2,063	(2,221)	(3,710)

Net Income	$1,749	$2,900	$1,199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

Condensed Statements of Cash Flows

	2007	2006	2005
Operating Activities
Net income	$1,749	$2,900	$1,199
Items not requiring (providing) cash
Distributions in excess of (equity in undistributed) income of Bank	(2,063)	2,221	3,710
Other	1,438	(726)	1,120
Net cash provided by operating activities	1,124	4,395	6,029
Financing Activities
Proceeds from borrowings	1,250	—	—
Repayment of borrowings	(125)	—	(3,000)
Repurchase of common stock	(1,199)	(1,973)	(285)
Stock options exercised	672	564	434
Tax benefit on stock options exercised	125	86
Cash dividends	(2,806)	(2,834)	(2,828)

Net cash used in financing activities	(2,083)	(4,157)	(5,679)

Net Change in Cash and Cash Equivalents	(959)	238	350
Cash and Cash Equivalents at Beginning of Year	1,725	1,487	1,137

Cash and Cash Equivalents at End of Year	$766	$1,725	$1,487

Note 23: Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share	Dividends Per Share
2007
March	$13,225	$7,864	$5,361	$207	$(425)	$(0.08)	$(0.08)	$0.14
June	13,483	8,147	5,336	100	803	0.16	0.15	0.14
September	13,601	8,100	5,501	150	521	0.10	0.10	0.14
December	13,385	7,797	5,588	500	850	0.17	0.17	0.14

	$53,694	$31,908	$21,786	$957	$1,749

2006
March	$12,005	$6,411	$5,594	$236	$779	$0.15	$0.15	$0.14
June	12,777	7,051	5,726	266	786	0.16	0.15	0.14
September	13,112	7,582	5,530	120	840	0.17	0.16	0.14
December	13,324	7,963	5,361	262	495	0.10	0.10	0.14

	$51,218	$29,007	$22,211	$884	$2,900

Note 24: Future Accounting Matters

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)—(Continued)

and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The adoption on January 1, 2008 of SFAS No. 157 did not have a material impact on the financial condition or results of operations of the Company.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders’ equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of the Company’s fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company expects to first apply the new standard at the beginning of its 2008 fiscal year. The adoption on January 1, 2008 of SFAS No. 159 did not have a material impact on the financial condition or results of operations of the Company.

LINCOLN BANCORP AND SUBSIDIARY

Consolidated Condensed Balance Sheets

	September 30, 2008 (Unaudited)	December 31, 2007
Assets
Cash and due from banks	$4,164,438	$3,969,207
Federal funds sold	3,782,418	1,983,662
Interest-bearing demand deposits in other banks	6,162,619	7,162,400

Cash and cash equivalents	14,109,475	13,115,269
Investment securities available for sale	124,379,562	150,405,859
Loans held for sale	2,007,587	3,956,914
Loans, net of allowance for loan losses of $8,318,637 and $6,581,860	626,619,306	635,834,260
Premises and equipment	17,161,244	18,086,416
Investments in limited partnerships	1,202,760	1,237,498
Federal Home Loan Bank stock	8,808,200	8,808,200
Interest receivable	4,393,318	5,133,487
Goodwill	—	23,906,877
Core deposit intangible	1,807,050	2,168,978
Cash value of life insurance	21,667,377	21,051,945
Other assets	8,750,119	5,608,162

Total assets	$830,905,998	$889,313,865

Liabilities
Deposits
Noninterest-bearing	$47,453,800	$45,955,056
Interest-bearing	547,003,926	610,449,489

Total deposits	594,457,726	656,404,545
Securities sold under repurchase agreements	14,843,302	16,766,968
Borrowings	140,258,097	109,177,208
Interest payable	1,645,748	2,310,627
Other liabilities	8,279,633	5,668,732

Total liabilities	759,484,506	790,328,080

Commitments and Contingencies

Shareholders’ Equity
Common stock, without par value
Authorized—20,000,000 shares Issued and outstanding—5,403,515 and 5,312,981 shares	62,557,601	61,720,988
Retained earnings	15,632,047	40,190,154
Accumulated other comprehensive loss	(4,491,866)	(434,297)
Unearned employee stock ownership plan (ESOP) shares	(2,276,290)	(2,491,060)

Total shareholders’ equity	71,421,492	98,985,785

Total liabilities and shareholders’ equity	$830,905,998	$889,313,865

See notes to consolidated condensed financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Consolidated Condensed Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Interest Income
Loans receivable, including fees	$9,722,701	$11,083,024	$30,058,504	$33,052,347
Investment securities	1,666,773	2,372,435	5,240,919	6,592,902
Federal funds sold	9,314	18,885	37,733	68,997
Deposits with financial institutions	4,936	27,733	21,654	293,852
Dividend income	116,239	99,092	351,741	301,910

Total interest and dividend income	11,519,963	13,601,169	35,710,551	40,310,008

Interest Expense
Deposits	4,018,718	6,953,434	13,792,076	20,465,869
Short-term borrowings	63,021	161,272	225,319	478,439
Federal Home Loan Bank advances	1,286,045	985,701	3,636,161	3,167,958

Total interest expense	5,367,784	8,100,407	17,653,556	24,112,266

Net Interest Income	6,152,179	5,500,762	18,056,995	16,197,742
Provision for loan losses	356,882	150,000	2,162,424	457,000

Net Interest Income After Provision for Loan Losses	5,795,297	5,350,762	15,894,571	15,740,742

Other Income
Service charges on deposit accounts	723,827	620,574	2,061,316	1,806,786
Net gains (losses) on sales of loans	243,211	216,800	1,033,150	(956,339)
Net realized and unrealized gains (losses) on sales of securities	-0-	13,896	70,126	(39,055)
Point of sale income	299,265	238,224	859,097	665,872
Loan servicing fees	88,499	97,802	274,656	250,218
Increase in cash value of life insurance	206,862	213,484	615,431	636,113
Gain on termination of forward commitment	—	—	—	358,750
Other income	165,685	176,337	612,918	558,331

Total other income	1,727,349	1,577,117	5,526,694	3,280,676

Other Expenses
Salaries and employee benefits	3,168,595	3,008,489	9,797,428	9,173,911
Net occupancy expenses	595,209	632,397	1,852,153	1,768,928
Equipment expenses	380,165	420,214	1,202,407	1,265,076
Data processing fees	734,140	697,751	2,107,130	1,904,014
Professional fees	729,588	329,251	1,157,609	650,281
Director and committee fees	105,856	102,036	246,339	315,028
Advertising and business development	258,780	299,970	726,801	878,475
Core deposit intangible amortization	120,644	126,173	361,928	400,633
Impairment of goodwill	23,906,877	—	23,906,877	—
Other expenses	846,613	714,759	2,288,435	2,106,250

Total other expenses	30,846,467	6,331,040	43,647,107	18,462,596

Income (Loss) Before Income Tax	(23,323,821)	596,839	(22,225,842)	558,822
Income tax expense (benefit)	184,206	75,705	138,118	(340,414)

Net Income (Loss)	$(23,508,027)	$521,134	$(22,363,957)	$899,236

Basic Earnings per Share	$(4.64)	$0.10	$(4.43)	$0.18

Diluted Earnings per Share	$(4.64)	$0.10	$(4.43)	$0.17

Dividends per Share	$0.14	$0.14	$0.42	$0.42

See notes to consolidated condensed financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Consolidated Condensed Statements of Comprehensive Income/Loss

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net Income (Loss)	$(23,508,027)	$521,134	$(22,363,957)	$899,236
Other comprehensive income (loss), net of tax
Unrealized losses on securities available for sale
Unrealized holding gains (losses) arising during the period, net of tax expense (benefit) of $(928,818), $330,331, $(2,174,249) and $(163,404)	(1,729,487)	519,852	(4,058,637)	(350,937)
Less: Reclassification adjustment for realized gains (losses) included in net income, net of tax expense (benefit) of $-0-, $4,949, 27,665, and $620	-0-	8,947	42,461	(39,675)
Reclassification adjustment for amortization of additional pension liability recognized in expense under FAS 158, net of tax benefit of $2,923, $3,747, 28,539 and $11,241	4,459	5,715	43,529	17,145

	(1,725,028)	516,620	(4,057,569)	(294,117)

Comprehensive income (loss)	$(25,233,055)	$1,037,754	$(26,421,526)	$605,119

See notes to consolidated condensed financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Consolidated Condensed Statement of Shareholders’ Equity

For the Nine Months Ended September 30, 2008

(Unaudited)

	Common Stock		Retained Earnings	Accumulated Other Comprehen- sive Loss	Unearned ESOP Shares	Total
	Shares Outstanding	Amount
Balances, January 1, 2008	5,312,981	$61,720,988	$40,190,154	$(434,297)	$(2,491,060)	$98,985,785

Net loss for the period			(22,363,957)			(22,363,957)
Unrealized losses on securities, net of reclassification adjustment				(4,101,098)		(4,101,098)
Stock options exercised	90,534	736,732				736,732
Stock option expense		49,355				49,355
ESOP shares earned			41,666		214,770	256,436
Amortization of unearned compensation expense		50,526	9,728			60,254
Amortization of additional pension liability recognized under FAS 158				43,529		43,529
Cash dividends ($.42 per share)			(2,245,544)			(2,245,544)

Balances, September 30, 2008	5,403,515	$62,557,601	$15,632,047	$(4,491,866)	$(2,276,290)	$71,421,492

See notes to consolidated condensed financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Operating Activities
Net income (loss)	$(22,363,957)	$899,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for loan losses	2,162,424	457,000
Investment securities amortization (accretion), net	(2,038)	14,237
Investment securities (gains) losses	(70,126)	39,055
Loans originated for sale	(60,587,137)	(49,451,960)
Proceeds from sale of loans and payments received on loans held for sale	63,513,864	52,715,209
Net realized and unrealized (gains) losses on loans held for sale	(1,033,150)	956,339
Amortization of net loan origination costs	507,257	482,814
Goodwill impairment expense	23,906,877
Amortization of premiums and discounts on loans	(77,845)	(154,629)
Amortization of core deposit intangibles	361,928	400,633
Depreciation and amortization	1,279,678	1,307,238
Amortization of unearned compensation expense	60,254	73,757
ESOP shares earned	256,436	412,198
Net change in:
Interest receivable	740,169	(543,694)
Interest payable	(664,879)	72,005
Other adjustments	1,932,286	607,743

Net cash provided by operating activities	9,922,041	8,287,181

Investing Activities
Purchases of securities available for sale	(14,041,327)	(65,544,811)
Proceeds from sales of securities available for sale		14,892,178
Proceeds from maturities of securities available for sale	33,836,776	13,202,056
Proceeds from sales of securities held for trading	—	66,982,682
Proceeds from maturities of securities held for trading	—	402,552
Net change in loans	5,770,882	(48,227,524)
Purchases of property and equipment	(355,772)	(3,309,014)
Proceeds from sales of foreclosed real estate	426,820	308,951
Other investing activities	—	2,804

Net cash provided by (used in) investing activities	25,637,379	(21,290,126)

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand, money market and savings deposits	(25,672,168)	4,492,093
Certificates of deposit	(36,274,651)	18,082,349
Short term borrowings	(10,922,124)	(1,369,711)
Proceeds from FHLB advances	62,090,000	271,492,806
Repayment of FHLB advances	(22,000,000)	(287,882,806)
Dividends paid	(2,232,869)	(2,128,956)
Purchase of common stock	—	(148,950)
Exercise of stock options	736,732	525,888
Net change in advances by borrowers for taxes and insurance	(290,134)	148,509

Net cash provided by (used in) financing activities	(34,565,214)	3,211,222

Net Change in Cash and Cash Equivalents	994,206	(9,791,723)
Cash and Cash Equivalents, Beginning of Period	13,115,269	18,408,717

Cash and Cash Equivalents, End of Period	$14,109,475	$8,616,994

Additional Cash Flows and Supplementary Information
Interest paid	$18,318,435	$24,040,261
Income tax paid	700,000	—
Loan balances transferred to foreclosed real estate	841,583	230,175
Transfer of loans to held for sale loans—net	—	40,741,148
Transfer of investment securities available for sale to trading securities	—	29,718,011
Securitization of loans	—	37,297,938

See notes to consolidated condensed financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements

Note 1: Basis of Presentation

The consolidated financial statements include the accounts of Lincoln Bancorp (the “Company”), its wholly owned subsidiary, Lincoln Bank, a state chartered commercial bank (“Lincoln” or the “Bank”), and Lincoln’s wholly owned subsidiaries, LF Service Corporation (“LF Service”) and Citizens Loan and Service Corporation (“CLSC”), both Indiana corporations, and LF Portfolio Services, Inc. (“LF Portfolio”), a Delaware corporation. A summary of significant accounting policies is set forth in Note 1 of Notes to Financial Statements included in the December 31, 2007 Annual Report to Shareholders. All significant intercompany accounts and transactions have been eliminated in consolidation.

The interim consolidated financial statements have been prepared in accordance with instructions to Form 10-Q, and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

The interim consolidated financial statements at September 30, 2008 and for the three months and nine months ended September 30, 2008 and 2007, have not been audited by independent accountants, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods. The results of operations for the three-month period and nine month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the entire year. The consolidated condensed balance sheet of the Company as of December 31, 2007 has been derived from the audited consolidated balance sheet of the Company as of that date.

Reclassifications of certain amounts in the 2007 consolidated financial statements have been made to conform to the 2008 presentation.

Note 2: Investment Securities

Certain investment securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2008 and December 31, 2007 were $43,843,00 and $47,976,000, which is approximately 35.2% and 31.9% of the Company’s investment portfolio. These declines primarily resulted from continued increases in market interest rates from acquisition date of the securities. The unrealized losses in corporate obligations primarily relate to six variable-rate trust preferred debt securities; four are issued by regional and national financial institutions and two are pooled trust preferred debt securities.

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2008 and December 31, 2007:

	September 30, 2008
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	11,133	(346)	6,522	(960)	17,655	(1,306)
Corporate obligations	964	(42)	7,879	(5,508)	8,843	(5,550)
Municipals	16,338	(821)	1,007	(98)	17,345	(919)
Totals	$28,435	$(1,209)	$15,408	$(6,566)	$43,843	$(7,775)

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

	December 31, 2007
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$4,905	$(120)	$—	$—	$4,905	$(120)
Mortgage-backed securities	12,825	(30)	9,126	(149)	21,951	(179)
Corporate obligations	5,956	(488)	6,323	(649)	12,279	(1,137)
Municipals	4,391	(59)	4,450	(76)	8,841	(135)
Totals	$28,077	$(697)	$19,899	$(874)	$47,976	$(1,571)

The Company’s unrealized losses on corporate obligations relate primarily to its investment in trust preferred securities. The decline in value is attributable to temporary illiquidity and the financial crisis affecting these markets and not the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time. The Company has analyzed the cash flow characteristics of the securities and this analysis included utilizing the most recent trustee reports and any other relevant market information including announcements of deferrals or defaults of trust preferred securities. Because the Company has the intent and ability to hold these securities until a recovery of fair value and has determined that there was no adverse change in the cash flow as viewed by a market participant, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2008.

At September 30, 2008, approximately 90% of the mortgage-backed securities in a loss position held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in market value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company has the intent and ability to hold these mortgage-backed securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at September 30, 2008.

At September 30, 2008, the Company’s unrealized losses relating to municipal securities are attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company has the intent and ability to hold these municipal securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at September 30, 2008.

Note 3: Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding. Unearned Employee Stock Ownership Plan shares have been excluded from the computation of average common shares outstanding.

	Three Months Ended September 30, 2008			Three Months Ended September 30, 2007
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share
Income available to common shareholders	$(23,508,027)	5,063,377	$(4.64)	$521,134	5,063,477	$.10

Effect of dilutive RRP awards and stock options					88,883

Diluted earnings per share
Income available to common shareholders and assumed conversions	$(23,308,027)	5,063,377	$(4.64)	$521,134	5,152,360	$.10

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

	Nine Months Ended September 30, 2008			Nine Months Ended September 30 , 2007
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share
Income available to common shareholders	$(22,363,957)	5,050,879	$(4.43)	$899,236	5,049,746	$.18

Effect of dilutive RRP awards and stock options					123,151

Diluted earnings per share
Income available to common shareholders and assumed conversions	$(22,363,957)	5,050,879	$(4.43)	$899,236	5,172,897	$.17

Options to purchase 477,838 shares of common stock at exercise prices of $7.32 to $19.40 per share were outstanding at September 30, 2008, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

Options to purchase 131,000 shares of common stock at exercise prices of $17.58 to $19.15 per share were outstanding at September 30, 2007, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

Note 4: Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the period.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include certain collateralized mortgage obligations, mortgage backed securities, corporate trust preferred notes and certain municipal securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certain trust preferred stock pools and structured government agency securities which are less liquid securities.

Loans Held for Sale

Loans held for sale are initially recorded at cost and evaluated for lower of cost or fair value at each reporting period. As of September 30, 2008 the fair value of loans held for sale approximated cost and as such no fair value disclosure is included on these loans in the tables below.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at September 30, 2008.

	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$124,379,562	$-0-	$122,566,494	$1,813,068

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs for the period July 1, 2008 through September 30, 2008:

Available-for-sale securities
Beginning balance at June 30, 2008	$6,586,994
Total realized and unrealized gains and losses
Amortization included in net income	(572)
Unrealized losses included in other comprehensive income	(1,071,625)
Purchases, issuances and settlements including paydowns	(5,035,060)
Transfers in and/or out of Level 3	1,333,331
Ending balance at September 30, 2008	$1,813,068
Total gains or losses for the period included in net income attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$-0-

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

Realized and unrealized gains and losses included in net income for the period July 1, 2008, through September 30, 2008, are reported in the consolidated statements of income as follows:

	Operating Income	Other Income (Expense)
Total gains and losses	$-0-	$-0-
Change in unrealized gains or losses relating to assets still held at the balance sheet date	$-0-	$-0-

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs for the period January 1, 2008 through September 30, 2008:

Available-for-sale securities
Beginning balance at December 31, 2007	$7,185,799
Total realized and unrealized gains and losses
Amortization included in net income	(5,368)
Unrealized losses included in other comprehensive income	(1,649,738)
Purchases, issuances and settlements including paydowns	(5,050,956)
Transfers in and/or out of Level 3	1,333,331
Ending balance at September 30, 2008	$1,813,068
Total gains or losses for the period included in net income attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$-0-

Realized and unrealized gains and losses included in net income for the period from January 1, 2008, through September 30, 2008, are reported in the consolidated statements of income as follows:

	Operating Income	Other Income (Expense)
Total gains and losses	$-0-	$-0-
Change in unrealized gains or losses relating to assets still held at the balance sheet date	$-0-	$-0-

Following is a description of the valuation methodologies used for instruments measured at fair values on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a non-recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at September 30, 2008 (In Thousands).

	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$7,604	$—	$	$7,604
Mortgage Servicing Rights	55			55

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

Impaired Loans

Loan impairment is reported when full payment under the contractual loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent. Loans are evaluated for impairment quarterly.

During the first nine months of 2008, the Bank evaluated $9.9 million of loans for impairment and determined specific impairment on these loans totaling $2.3 million. Certain of these impaired loans were impaired for the first time, partially charged-off or re-evaluated, resulting in a remaining balance for these loans, net of specific allowance, of $7.6 million. This valuation would be considered Level 3. Level 3 inputs for impaired loans included current and prior appraisals, discounting factors, the borrowers’ financial results and other considerations including expected cash flows.

Mortgage Servicing rights

Mortgage servicing rights are initially recorded at fair value and are subsequently reported at amortized cost and periodically evaluated for impairment as described in (SFAS) No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. New mortgage servicing rights recorded during the current accounting period are recorded at fair value and are disclosed as a nonrecurring measurement.

Mortgage servicing rights recorded as an asset and into income during the three months ended September 30, 2008 totaled $3,000 and $55,000 for the six months ended September 30, 2008. Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair values of new mortgage servicing rights are estimated using discounted cash flow models. Due to the nature of the valuation inputs, recording initial mortgage servicing rights are classified within Level 3 of the hierarchy.

Note 5: Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of the adoption was not material.

In February 2006, FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). Adoption of SFAS 159 is required for January 1, 2008. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be partially accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

Financial Accounting Standards Board Statement No. 141 (SFAS 141R), “Business Combinations (Revised 2007),” was issued in December 2007 and replaces SFAS 141 which applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual asset acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed.

Under SFAS 141R, the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting. Instead, that contingency would be subject to the probable and estimable recognition criteria under SFAS 5, “Accounting for Contingencies.” The Company is evaluating the requirements of SFAS 141R to determine if it will have a significant impact on the Company’s financial condition or results of operations. This statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited.

Financial Accounting Standards Board Statement No. 160 (SFAS 160), “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51,” was issued in December 2007 and establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as a minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that are attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

Financial Accounting Standards Board Statement No. 161 (SFAS 161), “Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133,” was issued in March 2008 and amends and expands the disclosure requirements of SFAS 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

LINCOLN BANCORP AND SUBSIDIARY

Notes to Unaudited Consolidated Condensed Financial Statements—(Continued)

Note 6: Pending Acquisition

On September 3, 2008, the Company entered into a definitive agreement to be acquired by First Merchants Corporation. The agreement provides that shareholders of the Company will receive, at their election, either 0.7004 shares of First Merchants common stock, subject to possible upward or downward adjustment as provided in the Merger Agreement or $15.76 in cash. The number of shares of First Merchants common stock and the amount of cash payable in connection with the merger is subject to various limitations and prorations. The transaction value is estimated at approximately $75 million. The transaction is expected to close in the fourth quarter of 2008.

Due to the pending acquisition, at its October 21, 2008 meeting, the Board of Directors authorized the acceleration of vesting for certain option and recognition and retention incentive programs. This vesting will result in estimated expense to be recognized during the fourth quarter of 2008 totaling approximately $500,000.

In addition, the Merger Agreement affirmed certain employment and change of control contracts that are anticipated to be paid in conjunction with the completion of the merger. The expense related to the payment of these contracts is estimated to be $3.1 million and will be recognized in the fourth quarter of 2008 subject to the completion of the merger.

APPENDIX A

The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Lincoln or First Merchants. Such information can be found elsewhere in this proxy statement and in the public filings that Lincoln and First Merchants make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Merger Agreement contains representations and warranties Lincoln and First Merchants made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that Lincoln and First Merchants have exchanged in connection with signing the Merger Agreement. Although Lincoln and First Merchants do not believe that the disclosure letters contain information that the securities laws require to be publicly disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure letters. These disclosure letters contain information that has been included in Lincoln’s and First Merchants’ prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Lincoln’s and First Merchants’ public disclosures.

AGREEMENT OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

LINCOLN BANCORP

EXECUTION COUNTERPART

AGREEMENT OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

LINCOLN BANCORP

THIS AGREEMENT OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 2nd day of September, 2008, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”) and LINCOLN BANCORP, an Indiana corporation (“Lincoln”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana and with First Merchants Bank of Central Indiana, National Association, a national bank (“FMBCI”) as its wholly-owned subsidiary;

WHEREAS, Lincoln is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Plainfield, Hendricks County, Indiana, with Lincoln Bank, an Indiana state bank (the “Bank”) as its wholly-owned subsidiary;

WHEREAS, LF Portfolio Services, Inc. (“LF Portfolio”) is a corporation duly organized and existing under the laws of the State of Delaware and is a wholly-owned subsidiary of the Bank (the “Bank”, “LF Portfolio”, “LF Service” (as defined below) and “Citizens” (as defined below) are sometimes collectively referred to herein as “Subsidiaries”)

WHEREAS, it is the desire of First Merchants and Lincoln to effect a series of transactions whereby (i) Lincoln will merge with and into First Merchants, (ii) the Bank will merge with and into FMBCI, and (iii) LF Portfolio will become a wholly-owned subsidiary of FMBCI; and

WHEREAS, a majority of the entire Boards of Directors of First Merchants, FMBCI, Lincoln and the Bank have approved this Agreement, designated it as a plan of reorganization within the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and authorized its execution.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and Lincoln hereby make this Agreement and prescribe the terms and conditions of the merger of Lincoln with and into First Merchants and the Bank with and into FMBCI and the mode of carrying the transactions into effect as follows:

SECTION 1

The Mergers

1.01 Lincoln Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), Lincoln shall be merged with and into First Merchants, which shall be the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40 (the “Merger”).

1.02 Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date, or another date subsequent thereto, the Bank shall be merged with and into FMBCI pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and otherwise in accordance with 12 USC 215a and The Indiana Financial Institutions Act, as amended, together with any regulations promulgated thereunder (the “Bank Merger”).

1.03 Right to Revise Mergers. First Merchants may, at any time, change the method of effecting the Merger or the Bank Merger if and to the extent First Merchants deems such change to be desirable, including, without limitation, to provide for the merger of Lincoln into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank and LF Portfolio or either of them into FMBCI or wholly-owned subsidiaries of First Merchants or FMBCI; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of Lincoln specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of Lincoln; (c) alter or change any of First Merchant’s covenants specified in Section 8 hereof; or (d) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

Effect Of The Merger

Upon the Merger becoming effective:

2.01 General Description. The separate existence of Lincoln shall cease and the Continuing Company shall possess all of the assets of Lincoln and all of its rights, privileges, immunities, powers, and franchises and shall be subject to and assume all of the duties and liabilities of Lincoln.

2.02 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. Except as otherwise provided in Section 8.07 hereof, the Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the current Board of Directors of First Merchants. The officers of First Merchants immediately prior to the Effective Date shall continue as the officers of the Continuing Company.

2.03 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Date increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.04 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Date until the same shall be further amended as provided by law.

2.05 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and Lincoln shall vest in the Continuing Company without reversion or impairment. All liabilities of Lincoln shall be assumed by the Continuing Company.

2.06 Additional Actions. If, at any time after the Effective Date, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of Lincoln or the Subsidiaries, or (b) otherwise carry out the purposes of this Agreement, Lincoln and the Subsidiaries and their respective officers and directors shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of Lincoln or the Subsidiaries or otherwise to take any and all such action.

SECTION 3

Consideration To Be

Distributed To Shareholders Of Lincoln

3.01 Consideration. Upon and by reason of the Merger becoming effective, the shareholders of Lincoln of record on the Effective Date shall be entitled to receive in exchange for the Lincoln common shares held and at their election (subject to the limitations and prorations set forth in this Section 3) either (i) 0.7004 (the “Conversion Ratio”) shares of First Merchants’ common stock for each Lincoln common share held (“Share Option”), or (ii) cash in the amount of $15.76 for each share of Lincoln’s common stock held (“Cash Option”), subject to the provisions and limitations of Section 3.07. A Lincoln shareholder shall be entitled to elect the Share Option for all shares held of record, the Cash Option for all shares held of record or the Share Option for a portion of the shares held of record and the Cash Option for a portion of the shares held of record. The Conversion Ratio shall be subject to adjustment as set forth in Sections 3.03 and 3.04.

3.02 No Fractional First Merchants Common Shares. Certificates for fractional shares of common stock of First Merchants shall not be issued in respect of fractional interests arising from the Conversion Ratio. Each Lincoln shareholder who would otherwise have been entitled to a fraction of a First Merchants share, upon surrender of all such shareholder’s certificates representing Lincoln’s common shares, shall be paid in cash (without interest) in an amount equal to the fraction of the First Merchants Average Price (as defined below). No such shareholder of Lincoln shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

3.03 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Conversion Ratio shall be adjusted so that each Lincoln shareholder electing the Share Option shall receive such number of First Merchants shares as represents the same percentage of outstanding shares of First Merchants common stock at the Effective Date as would have been represented by the number of shares such shareholder would have received if the recapitalization had not occurred.

3.04 Termination Rights.

(a) As used in this Section 3.04, the term “First Merchants Average Price” shall mean the average of the closing price of the common stock of First Merchants as reported in Bloomberg, L.P. for the twenty (20) days that First Merchants common stock trades on NASDAQ preceding the fifth (5th) calendar day prior to the Effective Date (the “Determination Date”). The First Merchants Average Price and the dollar amounts set forth in Sections 3.04(b) and 3.04(c) shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.03 hereof.

(b) Lincoln may terminate this Agreement if its Board of Directors so determines by a vote of a majority of the members of its entire Board of Directors if the First Merchants Average Price shall be less than $16.50; subject to the following two provisions. If Lincoln elects to exercise its right of termination pursuant to the immediately preceding sentence, it shall give written notice to First Merchants within forty-eight (48) hours of the Determination Date. Within three business days after the date of receipt of such notice, First Merchants shall have the option of adjusting the Conversion Ratio to equal a number equal to a quotient, the numerator of which is the product of $16.50 and the Conversion Ratio (as then in effect) and the denominator of which is the First Merchants Average Price. If First Merchants makes an election contemplated by the preceding sentence, it shall give prompt written notice to Lincoln of such election and the revised Conversion Ratio, whereupon no termination shall have occurred pursuant to this Section 3.04(b) and this Agreement shall remain in effect in accordance with its terms (except as the Conversion Ratio shall have been so modified), and any references in this Agreement to “Conversion Ratio” shall thereafter be deemed to refer to the Conversion Ratio as adjusted pursuant to this Section 3.04(b).

(c) First Merchants may terminate this Agreement if its Board of Directors so determines by a vote of a majority of the members of its entire Board of Directors if the First Merchants Average Price shall be greater than $30.00; subject to the following two provisions. If First Merchants elects to exercise its right of termination pursuant to the immediately preceding sentence, it shall give written notice to Lincoln within forty-eight (48) hours of the Determination Date. Within three business days after the date of receipt of such notice, Lincoln shall have the option of adjusting the Conversion Ratio to equal a number equal to a quotient, the numerator of which is the product of $30.00 and the Conversion Ratio (as then in effect) and the denominator of which is the First Merchants Average Price. If Lincoln makes an election contemplated by the preceding sentence, it shall give prompt written notice to First Merchants of such election and the revised Conversion Ratio, whereupon no termination shall have occurred pursuant to this Section 3.04(c) and this Agreement shall remain in effect in accordance with its terms (except as the Conversion Ratio shall have been so modified), and any references in this Agreement to “Conversion Ratio” shall thereafter be deemed to refer to the Conversion Ratio as adjusted pursuant to this Section 3.04(c).

3.05 Election. An election form (the “Election Form”) shall be mailed to each record holder of Lincoln’s common shares as of the record date fixed for the special shareholders’ meeting at which the Merger will be submitted to a vote of Lincoln’s shareholders (the “Special Record Date”). In addition, reasonable efforts will be made to make the Election Form available to all persons who become shareholders of Lincoln between the Special Record Date and the Election Deadline (as defined below). The deadline for receipt of such Election Forms shall be the close of business on the first business day after the special meeting at which the Merger will be submitted to a vote of Lincoln’s shareholders, or such other date mutually agreed to by Lincoln and First Merchants (the “Election Deadline”). The Election Forms shall be mailed to each record holder of Lincoln’s common stock as of the Special Record Date along with the proxy materials for the special shareholders’ meeting at which the Merger will be submitted to a vote of Lincoln’s shareholders. The Election Form will permit each holder of record of Lincoln’s common stock as of the Special Record Date to elect, subject to Section 3.07, to have all of such holder’s shares converted in the Merger into either the Share Option, the Cash Option or a combination of the Share Option and the Cash Option. The Election Form shall also permit direct deposit of cash in each holder’s account in either the Bank or FMBCI. An election shall be duly made by completing the Election Form and any other required documents in accordance with the instructions set forth therein and delivering them to the Election Agent (as defined below) or to such other person or persons mutually agreed upon by Lincoln and First Merchants to receive elections, to receive outstanding Lincoln shares, to deliver cash or cash and shares of First Merchants’ common stock and to carry out the other procedures set forth herein, on or before 5:00 p.m., Eastern Time, on the Election Deadline. Lincoln common shares as to which the Share Option has been elected are referred to in this Agreement as “Stock Election Shares.” Lincoln common shares as to which the Cash Option has been elected are referred to in this Agreement as “Cash Election Shares.” Lincoln common shares as to which no valid election has been made by the Election Deadline are referred to in this Agreement as “Non-Electing Shares.”

3.06 Election Agent. First Merchants and Lincoln hereby appoint American Stock Transfer to act as agent (the “Election Agent”) of Lincoln’s shareholders for the purposes of mailing and receiving the Election Forms, tabulating the results and notifying First Merchants and Lincoln of the results.

3.07 Diversity of Payments.

(a) In the event (i) the number of Cash Election Shares would entitle the holders of such shares (and Lincoln shareholders receiving cash payments for fractional shares) to receive $16,800,000 or less in cash, and (ii) the number of Stock Election Shares and Non-Electing Shares would entitle the holders of such shares to receive 3,576,417 or less shares of common stock of First Merchants (assuming for such purpose that all Non-Electing Shares were treated as Stock Election Shares), then all Share Option and Cash Option elections of the holders of Lincoln’s common shares shall be honored (each in its entirety) and all Non-Electing Shares shall be treated as Stock Election Shares.

(b) In the event that the amount of cash to be received by holders of Cash Election Shares and Lincoln shareholders receiving cash payments for fractional shares pursuant to the terms of the Agreement would result in cash payments of more than $16,800,000, the Cash Election Shares shall be converted into Stock Election Shares pro rata (based on the number of Cash Election Shares held by each Lincoln shareholder) until the total remaining number of Cash Election Shares is such that the Merger will (i) result in cash payments of no more than $16,800,000 for Cash Election Shares and Lincoln shareholders receiving cash payments for fractional shares, and (ii) satisfy the “continuity of interest” requirement applicable to tax-free reorganizations under the Code. Cash Election Shares which are not converted into Stock Election Shares shall remain as Cash Election Shares, and all Non-Electing Shares shall be treated as Stock Election Shares.

(c) In the event that the number of shares of common stock of First Merchants to be received by shareholders of Lincoln pursuant to the terms of the Agreement in respect of Stock Election Shares and Non-Electing Shares (which, for purposes of this calculation, shall be considered as Stock Election Shares) exceeds 3,576,417, the Non-Electing Shares shall first be converted into Cash Election Shares pro rata (based on the number of Non-Electing Shares held by each Lincoln shareholder), and after all Non-Electing Shares have been converted into Cash Election Shares, the Stock Election Shares shall be converted into Cash Election Shares pro rata (based on the number of Stock Election Shares held by each Lincoln shareholder) until the total remaining number of Stock Election Shares (and, if applicable, Non-Electing Shares) is such that the Merger will (i) result in 3,576,417 shares of First Merchants common stock being issued to the shareholders of Lincoln for Stock Election Shares and Non-Electing Shares (if any have not been so converted) or such lesser number of shares as is required in effecting the adjustment described in this subsection, and (ii) satisfy the “continuity of interest” requirement applicable to tax-free reorganizations under the Code. Stock Election Shares which are not converted into Cash Election Shares shall remain as Stock Election Shares, and all Non-Electing Shares which are not converted into Cash Election Shares shall be treated as Stock Election Shares.

(d) Lincoln and First Merchants shall mutually determine the validity of elections submitted by Lincoln’s shareholders.

(e) A holder of Lincoln’s shares that is a bank, trust company, security broker-dealer or other recognized nominee, may submit one or more Election Forms for the persons for whom it holds shares as nominee provided that such bank, trust company, security broker-dealer or nominee certifies to the satisfaction of Lincoln and First Merchants the names of the persons for whom it is so holding shares (the “Beneficial Owners”). In such case, each Beneficial Owner for whom an Election Form is submitted shall be treated as a separate owner for purposes of the election procedure and allocation of shares set forth herein.

(f) First Merchants and Lincoln may, upon mutual agreement, apply the adjustments set forth in this Section 3.07 only to such extent and to such number of Lincoln’s shareholders as is necessary to accomplish the objectives of this Section 3.07 and to assure that the Merger will qualify as a tax-free reorganization.

(g) Certain shares of common stock of Lincoln are held under The Lincoln Bank Employee Stock Ownership Plan and 401(k) Savings Plan and Trust Agreement (the “ESOP”). The Cash Option or Share Option elected with respect to the shares held by the ESOP shall be subject to the adjustments described in Sections 3.07(b) and 3.07(c), but only to the extent that no less than “Adequate Consideration” (as defined below) will be paid to the ESOP for its Lincoln common shares. Accordingly, the ESOP will participate in any pro rata adjustment required by Sections 3.07(b) and 3.07(c) until such adjustment would otherwise cause the ESOP to receive less than Adequate Consideration, and further adjustments will only be made among the Lincoln shareholders other than the ESOP. For purposes of this subsection, “Adequate Consideration” shall be as defined in section 3(18) of Employee Retirement Income Security Act of 1974, as

amended (“ERISA”) and the regulations promulgated thereunder. If the trustee of the ESOP desires application of this subsection 3.07(g), it shall so instruct First Merchants in writing on or before the Effective Date, along with its written determination that failure to apply this subsection would result in less than “Adequate Consideration” being delivered to the ESOP as provided herein.

3.08 Distribution of First Merchants’ Common Stock and Cash.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger.

(b) Following the Effective Date, First Merchants shall mail to each Lincoln shareholder a letter of transmittal (the “Letter of Transmittal”) providing instructions as to the transmittal to the conversion agent, American Stock Transfer (the “Conversion Agent”), of certificates representing shares of Lincoln’s common stock and the issuance of shares of First Merchants’ common stock and cash in exchange therefor pursuant to the terms of this Agreement. Distribution of stock certificates representing First Merchants’ common stock and cash payments for Lincoln’s common stock and for fractional shares shall be made by First Merchants to each former shareholder of Lincoln within fifteen (15) business days following the later of the Effective Date or the date of such shareholder’s delivery to the Conversion Agent of such shareholder’s certificates representing Lincoln common shares, accompanied by a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(c) Following the Effective Date, stock certificates representing Lincoln’s common shares shall be deemed to evidence only the right to receive cash and/or ownership of First Merchants’ common stock (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Date on stock of First Merchants shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for Lincoln’s common shares to the Conversion Agent in exchange for certificates representing First Merchants’ common stock and/or cash. Upon surrender or compliance with the provisions of Section 3.08(b), there shall be paid to the record holder of the new certificate(s) evidencing shares of First Merchants’ common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(d) At or after the Effective Date, there shall be no transfers on the stock transfer books of Lincoln of any Lincoln common shares. If, after the Effective Date, certificates are presented for transfer to Lincoln, such certificates shall be cancelled and exchanged for the consideration set forth in Section 3.01 hereof, as adjusted pursuant to the terms of this Agreement.

(e) First Merchants shall be entitled to rely upon the stock transfer books of Lincoln to establish the persons entitled to receive cash and shares of common stock of First Merchants, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(f) With respect to any certificate for Lincoln common shares which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue common stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Lincoln’s shareholder with all procedures historically required by Lincoln in connection with lost, stolen, or destroyed certificates.

SECTION 4

Dissenters’ Rights

Shareholders of Lincoln are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the shares of Lincoln common stock are traded on the NASDAQ Global Markets share exchange.

SECTION 5

Representations and

Warranties of Lincoln

Lincoln represents and warrants to First Merchants with respect to itself and the Subsidiaries as follows (For the purposes of this Section, a “Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared and executed by an authorized executive officer of Lincoln and delivered to and initialed by an authorized executive officer of First Merchants contemporaneously with the execution of this Agreement.):

5.01 Organization and Authority. Lincoln is a corporation duly organized and validly existing under the laws of the State of Indiana, the Bank is a bank duly organized and validly existing under the laws of the State of Indiana and LF Portfolio is a corporation duly organized and validly existing under the laws of the State of Delaware. Lincoln, the Bank and Lincoln’s other Subsidiaries have the power and authority (corporate and otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. Lincoln’s only direct subsidiary is the Bank. Other than LF Portfolio Services, Inc., a Delaware corporation, LF Service Corporation, an Indiana corporation (“LF Service”), and Citizens Loan and Service Corporation, an Indiana corporation (“Citizens”), which are wholly-owned Subsidiaries of the Bank, Lincoln has no indirect Subsidiaries. The Bank is subject to primary federal regulatory supervision and regulation by the Federal Deposit Insurance Corporation.

5.02 Authorization.

(a) Lincoln has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to obtaining certain required regulatory approvals and obtaining shareholder approval. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Lincoln, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The Board of Directors of the Bank and Lincoln as its sole shareholder have approved the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, does or will (i) conflict with, result in a breach of, or constitute a default under Lincoln’s or any Subsidiary’s Articles of Incorporation or By-Laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Lincoln or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of Lincoln or any of the Subsidiaries; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Lincoln or any of the Subsidiaries is subject or bound; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Lincoln or any of the Subsidiaries is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, and in relation to Lincoln, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of Lincoln and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of Lincoln to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material

Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of First Merchants, (e) changes in the general level of interest rates (including the impact on Lincoln’s or the Bank’s securities portfolios) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by this Agreement and disclosed to First Merchants, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Lincoln and its Subsidiaries, and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the Lincoln Common Stock, by itself, be considered to constitute a Material Adverse Effect on Lincoln and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than the filing of Articles of Merger with the Indiana Secretary of State for the Merger and the Bank Merger and in connection or in compliance with the banking regulatory approvals contemplated by Section 9.04 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Lincoln of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.02(c) above and except as set forth in the Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by Lincoln or the Bank of the transactions contemplated by this Agreement.

5.03 Capitalization.

(a) As of the date of this Agreement, Lincoln had 20,000,000 shares of common stock authorized, without par value, 5,319,731 shares of which are issued and outstanding. Such issued and outstanding Lincoln common shares have been duly and validly authorized by all necessary corporate action of Lincoln, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. Lincoln has no capital stock authorized, issued or outstanding other than as described in this Section 5.03(a) and, except as set forth in the Disclosure Letter, Lincoln has no intention or obligation to authorize or issue additional shares of its common stock.

(b) As of the date of this Agreement, the Bank has 1,000 shares of common stock authorized, $.01 par value per share, 1,000 shares of which are issued and outstanding and held by Lincoln. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholders. Except as set forth in the Disclosure Letter, all the issued and outstanding Bank common stock is owned by Lincoln, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.03(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) All outstanding shares of capital stock of LF Portfolio are owned directly by the Bank. Such shares have been duly and validly authorized by all necessary corporate action, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights. Such shares are owned by the Bank, free and clear of any liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. LF Portfolio does not have any other shares of capital stock authorized, issued or outstanding except as set forth in the Disclosure Letter, and does not have any intention or obligation to authorize or issue any other shares of capital stock.

(d) All outstanding shares of capital stock of LF Service and Citizens are owned directly by the Bank. Such shares have been duly and validly authorized by all necessary corporate action, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights. Such shares are owned by the Bank, free and clear of any liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Neither LF Service nor Citizens have any other shares of capital stock authorized, issued or outstanding except as set forth in the Disclosure Letter, and neither LF Service nor Citizens have any intention or obligation to authorize or issue any other shares of capital stock.

(e) Except as set forth in the Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Lincoln nor any Subsidiary by which Lincoln or any Subsidiary is or may become bound. Neither Lincoln nor any Subsidiary has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock.

(f) Except as set forth in the Disclosure Letter, no person or entity beneficially owns 5% or more of Lincoln’s outstanding common shares.

5.04 Organizational Documents. The respective Articles of Incorporation and By-Laws of Lincoln and each Subsidiary have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of Lincoln and each Subsidiary in effect as of the date of this Agreement.

5.05 Compliance with Law. Except as set forth in the Disclosure Letter, neither Lincoln nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of “Lincoln’s Management” (as defined below) could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Disclosure Letter, Lincoln and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption and such licenses, franchises, permits and authorizations shall be transferred to First Merchants on the Effective Date without any restrictions or limitations thereon or the need to obtain any consents of third parties. None of Lincoln or any of the Subsidiaries are subject to any agreement or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of Lincoln or any Subsidiary. Except as set forth in the Disclosure Letter, the Bank has received no inquiries, claims or complaints since January 1, 2003 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002 or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the Disclosure Letter, Lincoln has received no inquiries, claims or complaints since January 1, 2003 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to Lincoln.

5.06 Accuracy of Statements. This Agreement, the Disclosure Letter and any certificate required to be furnished by Lincoln or any Subsidiary to First Merchants in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which shall be supplied by Lincoln or any Subsidiary with respect to their businesses, operations and financial condition for inclusion in the regulatory filings relating to the Merger or the Bank Merger) do not or shall not contain any untrue statement of a material fact or do not or shall not omit to state a material fact necessary to make the statements contained herein or therein not misleading.

5.07 Litigation and Pending Proceedings. Except as set forth in the Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of Lincoln’s Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does Lincoln’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. There are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to Lincoln or any Subsidiary as a result of an examination by any regulatory agency or body.

5.08 Financial Statements.

(a) Lincoln’s consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2006 and 2007, the unaudited consolidated balance sheet for the six months ended June 30, 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of Lincoln as of the respective dates thereof and the consolidated results of operations of Lincoln for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since June 30, 2008 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if the Bank is not able to enforce any such security interest or mortgage.

5.09 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Disclosure Letter, since June 30 2008, no events have occurred, or to the knowledge of Lincoln, can reasonably be expected to occur, which could reasonably be expected to have a Material Adverse Effect. Between the period from June 30, 2008 to the date of this Agreement, Lincoln and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Lincoln’s common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of Lincoln or any Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for Lincoln’s common shares.

5.10 Absence of Undisclosed Liabilities. Neither Lincoln nor any Subsidiary is a party to any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually exceeds $100,000 per year or which may not be terminated within one year from the date of this Agreement, except (a) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices or (b) as set forth in the Disclosure Letter, nor to the knowledge of Lincoln’s Management does there exist any circumstances resulting from transactions effected or to be effected or events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in any such agreement, contract, obligation, commitment, arrangement, liability, lease or license.

5.11 Title to Assets.

(a) Except as set forth in the Disclosure Letter, Lincoln and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the June 30, 2008 Financial Information, good and marketable title to all other properties and assets which Lincoln or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in Lincoln’s or any Subsidiary’s business, and good and marketable title to all property and assets acquired since June 30, 2008, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by Lincoln or any Subsidiary of such properties and assets is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) Except as set forth in the Disclosure Letter, there is no loan of the Bank in excess of $250,000 that has been classified by Lincoln applying bank regulatory examination standards as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of the Bank in excess of $250,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. The Bank’s loan watch list and all loans in excess of $250,000 that Lincoln’s Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the Disclosure Letter.

(b) Each of the reserves and allowances for possible loan losses and the carrying value for real estate owned which are shown on the Financial Information is, in the opinion of Lincoln’s Management, adequate in all material respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on loans outstanding and real estate owned as of the date of such Financial Information.

(c) Except as set forth in the Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by Lincoln or any Subsidiary since June 30, 2008 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Lincoln or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the Disclosure Letter, neither Lincoln nor any Subsidiary is a party to any repurchase agreements with respect to securities.

5.13 Employee Benefit Plans.

(a) The Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by Lincoln or any Subsidiary and covers any employee, director or former employee or director of Lincoln or any Subsidiary under which Lincoln or any Subsidiary has any liability. The Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by Lincoln or any Subsidiary since January 1, 2002. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to

First Merchants together with the three most recent annual reports prepared in connection with any such plan and the current summary plan descriptions. Such plans are hereinafter referred to individually as a “Lincoln Employee Plan” and collectively as the “Lincoln Employee Plans.” The Lincoln Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified in the list referred to above.

(b) The Lincoln Employee Plans comply with and have been operated in accordance with all applicable laws, regulations, rulings and other requirements the breach or violation of which could materially affect Lincoln, any Subsidiary, or a Lincoln Employee Plan. Each Lincoln Employee Plan has been administered in substantial conformance with such requirements and all reports and information required with respect to each Lincoln Employee Plan has been timely filed or given.

(c) No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Lincoln Employee Plan. Neither Lincoln nor any Subsidiary has any liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, or to an employee or Employee Plan beneficiary under Section 502 of ERISA, with respect to any Lincoln Employee Plan.

(d) No “fiduciary,” as defined in Section 3(21) of ERISA, of a Lincoln Employee Plan has failed to comply with the requirements of Section 404 of ERISA.

(e) Each of the Lincoln Employee Plans which is intended to be qualified under Code Section 401(a) has been amended to comply in all material respects with the applicable requirements of the Code, including the Tax Reform Act of 1986, the Revenue Act of 1987, the Technical and Miscellaneous Revenue Act of 1988, the Omnibus Budget Reconciliation Act of 1989, the Revenue Reconciliation Act of 1990, the Tax Extension Act of 1991, the Unemployment Compensation Amendments of 1992, the Omnibus Budget Reconciliation Act of 1993, the Retirement Protection Act of 1994, the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act of 2001, the age 70-1/2 Code Section 401(a)(9) model amendments required to be adopted by the end of the 2004 plan year, and any rules, regulations or other requirements promulgated thereunder (the “Acts”). In addition, each such Lincoln Employee Plan has been and is being operated in substantial conformance with the applicable provisions of ERISA and the Code, as amended by the Acts, including the automatic rollover rules which became effective March 28, 2005. Except as set forth in the Disclosure Letter, Lincoln and/or any Subsidiary, as applicable, sought and received favorable determination letters from the IRS within the applicable remedial amendment periods under Code Section 401(b), and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Lincoln Employee Plan that is an “employee pension benefit plan” under ERISA Section 3(2)(A).

(f) With respect to the Lincoln Bank Employee Stock Ownership Plan and 401(k) Savings Plan and Trust Agreement (the “ESOP”), except as set forth on the Disclosure Letter: (i) the ESOP constitutes a qualified plan within the meaning of Section 401(a) of the Code and the trust is exempt from federal income tax under Section 501(a) of the Code; (ii) the ESOP has been maintained and operated in substantial compliance in all material respects with all applicable provisions of Sections 409 and 4975 of the Code and the regulations and rulings thereunder; (iii) all contributions required by such plan have been made or will be made on a timely basis; and (iv) no termination, partial termination or discontinuance of contributions has occurred without a determination by the IRS that such action does not affect the tax-qualified status of such ESOP.

(g) Except as set forth in the Disclosure Letter, no Lincoln Employee Plan has incurred an “accumulated funding deficiency,” as determined under Code Section 412 and ERISA Section 302.

(h) Except as set forth in the Disclosure Letter, no Lincoln Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to Lincoln.

(i) No claims against an Employee Plan, Lincoln or any Subsidiary (other than normal benefit claims), have been asserted or threatened.

(j) Except as set forth in the Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of Lincoln or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(k) To the knowledge of Lincoln’s Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B. To the knowledge of Lincoln’s Management, all requirements of ERISA Section 601 have been met.

(l) The Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Lincoln Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by Lincoln or any Subsidiary and (iii) covers any employee, director or former employee or director of Lincoln or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Lincoln Benefit Arrangements.” Each of the Lincoln Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Lincoln Benefit Arrangements.

(m) Except as set forth in the Disclosure Letter, neither Lincoln nor any Subsidiary has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of Lincoln or any Subsidiary.

(n) Except as set forth in the Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by Lincoln or any Subsidiary relating to, or change in employee participation or coverage under, any Lincoln Employee Plan or Lincoln Benefit Arrangement administered by Lincoln or any Subsidiary which would increase materially the expense of maintaining such Lincoln Employee Plans or Lincoln Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2007.

(o) For purposes of this Section 5.13, references to Lincoln or any Subsidiary are deemed to include (i) all predecessors of Lincoln or any Subsidiary, (ii) any subsidiary of Lincoln or any Subsidiary, (iii) all members of any controlled group (as determined under Code Section 414(b) or (c)) that includes Lincoln or any Subsidiary, and (iv) all members of any affiliated service group (as determined under Code Section 414(m) or (n)) that includes Lincoln or any Subsidiary.

(p) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Disclosure Letter. The Disclosure Letter shall also identify to what extent and in what years federal employment taxes (FICA/Medicare) have been paid on any such nonqualified deferred compensation amounts, as required by Code Section 3121(v) and the underlying regulations.

5.14 Obligations to Employees. Except as set forth in the Disclosure Letter, all accrued obligations and liabilities of Lincoln and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock grant, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by Lincoln or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by Lincoln or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the Disclosure Letter, all obligations and liabilities of Lincoln and the Subsidiaries, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.14 are correctly and accurately reflected and accounted for in the books, statements and records of Lincoln and the Subsidiaries, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.15 Taxes, Returns and Reports. Lincoln and the Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of Lincoln’s and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 2008. Neither Lincoln nor the Bank has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from June 30, 2008, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of Lincoln or any Subsidiary subsequent to such date and as set forth in the Disclosure Letter. Neither Lincoln nor any Subsidiary is currently under audit by any state or federal taxing authority. Except as set forth in the Disclosure Letter, neither the federal, state, nor local tax returns of Lincoln nor any Subsidiary have been audited by any taxing authority during the past five (5) years.

5.16 Deposit Insurance. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) in accordance with the Federal Deposit Insurance Act, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.17 Reports. Since January 1, 2003, Lincoln and each Subsidiary have timely filed all reports, registrations and statements, together with any required amendments thereto, that Lincoln or any Subsidiary was required to file with (i) the Indiana Department of Financial Institutions, (ii) the FDIC, or (iii) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of Lincoln or any Subsidiary except where such failure would not have a Material Adverse Effect. All such reports filed by Lincoln and the Subsidiaries complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete and were prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis. Except as set forth in the Disclosure Letter, there is no unresolved violation with respect to any report or statement filed by, or any examination of, Lincoln or the Bank.

5.18 Absence of Defaults. Neither Lincoln nor any Subsidiary is in violation of its charter documents or By-Laws or to the knowledge of Lincoln’s Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to Lincoln’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

5.19 Tax and Regulatory Matters. Neither Lincoln nor the Bank has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.20 Real Property.

(a) A list of the locations of each parcel of real property owned by Lincoln or the Bank (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Lincoln or the Bank for disposition as required by law) is set forth in the Disclosure Letter under the heading of “Owned Real Property” (such real property being herein referred to as the “Owned Real Property”). A list of the locations of each parcel of real property leased by Lincoln or the Bank is also set forth in the Disclosure Letter under the heading of “Leased Real Property” (such real property being herein referred to as the “Leased Real Property”). Lincoln shall update the Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Owned Real Property and the Leased Real Property are herein referred to as the “Real Property.”

(b) There is no pending action involving Lincoln or the Bank as to the title of or the right to use any of the Real Property.

(c) Except as set forth in the Disclosure Letter, neither Lincoln nor the Bank has any interest in any other real property except interests as a mortgagee or any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) Except as set forth in the Disclosure Letter, (i) none of the buildings, structures or other improvements located on the Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures; and (ii) improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) Except as set forth in the Disclosure Letter, (i) none of the buildings, structures or improvements located on the Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code; and (ii) there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of Lincoln’s Management, threatened, with respect to any such building, structure or improvement. Except as set forth in the Disclosure Letter, the Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the extent required to be maintained by Lincoln or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The Owned Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information or with respect to such easements, liens, defects, encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owner’s Association, as do not individually or in the aggregate materially adversely affect the use or value of the Owned Real Property, Lincoln and the Bank have, and at the Closing Date will have, good and marketable title to their respective Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Neither Lincoln nor the Bank has caused or allowed the generation, treatment, storage, disposal or release at any Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except as set forth in the Disclosure Letter. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Disclosure Letter, (i) there are no underground storage tanks located on, in or under any Owned Real Property; and (ii) to the knowledge of Lincoln’s Management, no such Owned Real Property has previously contained an underground storage tank. Neither Lincoln nor the Bank own or operate any underground storage tank at any Leased Real Property and to the knowledge of Lincoln’s Management no such Leased Real Property has previously contained an underground storage tank. No Owned Real Property is or has been, during Lincoln’s ownership, listed on the CERCLIS.

(i) To the knowledge of Lincoln’s Management and as a result of any act of Lincoln or the Bank, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Owned Real Property nor to the knowledge of Lincoln’s Management are there any other conditions or circumstances affecting any Owned Real Property, in each case, which would pose a significant risk to the environment or the health or safety of persons or otherwise pose a material risk of liability for remediation, corrective action or clean-up.

(j) Except as disclosed in the Disclosure Letter, the Owned Real Property is not “property” within the definition of Indiana Code 13-11-2-174. Neither Lincoln nor the Bank is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of Lincoln’s Management and as a result of any act of Lincoln or the Bank, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

5.21 Securities Law Compliance. Lincoln’s common shares are traded on the NASDAQ Global Market under the symbol of “LNCB.” Lincoln has complied in all material respects with all state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any government agency relating thereto. Lincoln has complied in all material respects with all rules, regulations, orders, injunctions or decrees of the National Association of Securities Dealers, Inc. and all entities related or affiliated therewith and has filed all reports and documents required to be filed with such entities. Lincoln has filed all reports and other documents required to be filed by it under the Securities Exchange Act of 1934 and the Securities Act of 1933, including Lincoln’s Annual Report on Form 10-K for the year ended December 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, copies of which have previously been delivered to First Merchants. Except as would not reasonably be expected to have Material Adverse Effect, all such Securities and Exchange Commission filings were true, accurate and complete in all material respects as of the dates of the filings, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

5.22 Broker’s or Finder’s Fees. Except for Sandler O’Neill Partners, L.P., no agent, broker or other person acting on behalf of Lincoln or any Subsidiary or under any authority of Lincoln or any Subsidiary is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.23 Shareholder Rights Plan. Except as otherwise provided in Lincoln’s Articles of Incorporation and By-Laws or set forth in the Disclosure Letter, neither Lincoln nor the Bank has a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Lincoln or the Bank or which may be considered an anti-takeover mechanism.

5.24 Indemnification Agreements. Except as set forth in the Disclosure Letter, neither Lincoln nor the Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Lincoln and the Bank.

5.25 Bring Down of Representations and Warranties. All representations and warranties of Lincoln and the Subsidiaries contained in this Section 5 shall be true, accurate and correct on and as of the Effective Date except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date) or have been affected by the transactions contemplated by and specified within the terms of this Agreement.

5.26 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter Lincoln and the Subsidiaries and all directors and officers of Lincoln and the Subsidiaries shall have no further liability with respect thereto unless a court of competent jurisdiction should determine that any misrepresentation or breach of a warranty was willfully or intentionally made or is deemed to be fraudulent.

SECTION 6

Representations and

Warranties of First Merchants

First Merchants hereby represents and warrants to Lincoln with respect to itself and its Subsidiaries as follows (For the purposes of this Section, a “Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared and executed by an authorized executive officer of First Merchants and delivered to and initialed by an authorized executive officer of Lincoln contemporaneously with the execution of this Agreement.):

6.01 Organization and Authority. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMBCI is a national bank duly organized and validly existing under the laws of the United States of America. Each has the corporate power and authority to conduct its business in the manner and by the means utilized as of the date hereof. First Merchants, FMBCI and the other Subsidiaries have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMBCI and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2007 (the “Subsidiaries”). FMBCI is subject to primary federal regulatory supervision and regulation by the Office of the Comptroller of the Currency.

6.02 Authorization.

(a) First Merchants has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to the conditions precedent set forth in Section 9.02. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants, subject to the condition precedent set forth in Section 9.02 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of First Merchants and FMBCI have approved the Merger and Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the condition precedent set forth in Section 9.02 hereof does or will (i) conflict with, result in a breach of, or constitute a default under Articles of Incorporation or By-laws of First Merchants or FMBCI; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which First Merchants or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or any Subsidiary; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or any Subsidiary is a party or by which First Merchants or any Subsidiary is subject or bound; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, First Merchants or any Subsidiary is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

For the purpose of this Agreement, and in relation to First Merchants, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of First Merchants and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of First Merchants to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of Lincoln, (e) changes in the general level of interest rates (including the impact on First Merchant’s or FMBCI’s securities portfolios) or conditions or circumstances relating to or that affect the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of First Merchants and its Subsidiaries, and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants or FMBCI of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 6.02(c) above and filings and approvals relating to the listing of the shares of First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market, certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, and except as set forth on the Disclosure Letter, no notice to, filing with, authorization of, execution by, or consent or approval of, any third party is necessary for the consummation by First Merchants or FMBCI of the transactions contemplated by this Agreement.

6.03 Capitalization.

(a) As of July 31, 2008, First Merchants had 50,000,000 shares of common stock authorized, no par value, of which 18,272,085 shares were issued and outstanding. Such issued and outstanding shares of First Merchants’ common stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has 500,000 shares of Preferred Stock authorized, no par value, no shares of which have been issued and no commitments exist to issue any of such shares.

(c) The shares of First Merchants’ common stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

(d) As of the date of this Agreement, FMBCI has 114,000 shares of common stock authorized, $10 par value per share, 114,000 shares of which are issued and outstanding and held by First Merchants. Such issued and outstanding shares of FMBCI common stock have been duly and validly authorized by all necessary corporate action of the FMBCI, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any FMBCI shareholders. All the issued and outstanding Bank common stock is owned by First Merchants, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. FMBCI has no capital stock authorized, issued or outstanding other than as described in this Section 6.03(d) and has no intention or obligation to authorize or issue any other shares of capital stock.

(e) Except as set forth in the Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of First Merchants nor FMBCI by which First Merchants or FMBCI is or may become bound. Neither First Merchants nor FMBCI has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock.

(f) Except as set forth in the Disclosure Letter, no person or entity beneficially owns 5% or more of First Merchants’ outstanding common shares.

6.04 Organizational Documents. The respective Articles of Incorporation and By-Laws of First Merchants and FMBCI have been delivered to Lincoln and represent true, accurate and complete copies of such corporate documents of First Merchants and FMBCI in effect as of the date of this Agreement.

6.05 Compliance with Law. Except as set forth in the Disclosure Letter, neither First Merchants nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of “First Merchants’ Management” (as defined below) could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Disclosure Letter, First Merchants and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any of the Subsidiaries are subject to any agreement or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMBCI. Except as set forth in the Disclosure Letter, FMBCI has received no inquiries, claims or complaints since January 1, 2003 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002 or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the Disclosure Letter, First Merchants has received no inquiries, claims or complaints since January 1, 2003 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants.

6.06 Accuracy of Statements. This Agreement, the Disclosure Letter and any certificate required to be furnished by First Merchants or any Subsidiary to Lincoln in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which shall be supplied by First Merchants or any Subsidiary with respect to their businesses, operations and financial condition for inclusion in the regulatory filings relating to the Merger or the Bank Merger) do not or shall not contain any untrue statement of a material fact or do not or shall not omit to state a material fact necessary to make the statements contained herein or therein not misleading.

6.07 Litigation and Pending Proceedings. Except as set forth in the Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of First Merchants’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. There are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants or FMBCI as a result of an examination by any regulatory agency or body.

6.08 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2006 and 2007, the unaudited consolidated balance sheet for the six months ended June 30, 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since June 30, 2008 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMBCI has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMBCI as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMBCI as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMBCI is not able to enforce any such security interest or mortgage.

6.09 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Disclosure Letter, since June 30, 2008, no events have occurred, or to the knowledge of First Merchants’ Management, can reasonably be expected to occur, which could reasonably be expected to have a Material Adverse Effect. Between the period from June 30, 2008 to the date of this Agreement, First Merchants and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ common shares.

6.10 Absence of Undisclosed Liabilities. Neither First Merchants nor any Subsidiary is a party to any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually exceeds $100,000 per year or which may not be terminated within one year from the date of this Agreement, except (a) unfunded loan commitments made in the ordinary course of FMBCI’s business consistent with past practices or (b) as set forth in the Disclosure Letter, nor to the knowledge of First Merchants’ Management does there exist any circumstances resulting from transactions effected or to be effected or events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in any such agreement, contract, obligation, commitment, arrangement, liability, lease or license.

6.11 Title to Assets.

(a) Except as set forth in the Disclosure Letter, First Merchants and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the June 30, 2008 Financial Information, good and marketable title to all other properties and assets which First Merchants or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in First Merchants’ or any Subsidiary’s business, and good and marketable title to all property and assets acquired since June 30, 2008, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by First Merchants or any Subsidiary of its furniture, fixtures, machinery, equipment, computer software and hardware, and all other tangible personal property is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

6.12 Loans and Investments.

(a) Except as set forth in the Disclosure Letter, there is no loan of any other Subsidiary in excess of $250,000 that has been classified by First Merchants applying bank regulatory examination standards as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of FMBCI in excess of $250,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. Any bank Subsidiary’s loan watch list and all loans in excess of $250,000 that First Merchants’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the Disclosure Letter.

(b) Each of the reserves and allowances for possible loan losses and the carrying value for real estate owned which are shown on the Financial Information is, in the opinion of First Merchants’ Management, adequate in all material respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on loans outstanding and real estate owned as of the date of such Financial Information.

(c) Except as set forth in the Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by First Merchants or any Subsidiary since June 30, 2008 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Merchants or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the Disclosure Letter, neither First Merchants nor any Subsidiary is a party to any repurchase agreements with respect to securities.

6.13 Employee Benefit Plans.

(a) The Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any Subsidiary and covers any employee, director or former employee or director of First Merchants or any Subsidiary under which First Merchants or any Subsidiary has any liability. The Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any Subsidiary since January 1, 2002. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to Lincoln together with the three most recent annual reports prepared in connection with any such plan and the current summary plan descriptions. Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified in the list referred to above.

(b) The First Merchants Employee Plans comply with and have been operated in accordance with all applicable laws, regulations, rulings and other requirements the breach or violation of which could materially affect First Merchants, any Subsidiary, or an First Merchants Employee Plan. Each First Merchants Employee Plan has been administered in substantial conformance with such requirements and all reports and information required with respect to each First Merchants Employee Plan has been timely filed or given.

(c) No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan. Neither First Merchants nor any Subsidiary has any liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, or to an employee or First Merchants Employee Plan beneficiary under Section 502 of ERISA, with respect to any First Merchants Employee Plan.

(d) No “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Code Section 401(a) has been amended to comply in all material respects with the applicable requirements of the Code, including the Tax Reform Act of 1986, the Revenue Act of 1987, the Technical and Miscellaneous Revenue Act of 1988, the Omnibus Budget Reconciliation Act of 1989, the Revenue Reconciliation Act of 1990, the Tax Extension Act of 1991, the Unemployment Compensation Amendments of 1992, the Omnibus Budget Reconciliation Act of 1993, the Retirement Protection Act of 1994, the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act of 2001, the age 70-1/2 Code Section 401(a)(9) model amendments required to be adopted by the end of the 2004 plan year, and any rules, regulations or other requirements promulgated thereunder (the “Acts”). In addition, each such First Merchants Employee Plan has been and is being operated in substantial conformance with the applicable provisions of ERISA and the Code, as amended by the Acts, including the automatic rollover rules which became effective March 28, 2005. Except as set forth in the Disclosure Letter, First Merchants and/or any Subsidiary, as applicable, sought and received favorable determination letters from the IRS within the applicable remedial amendment periods under Code Section 401(b), and has furnished to Lincoln copies of the most recent IRS determination letters with respect to any such First Merchants Employee Plan that is an “employee pension benefit plan” under ERISA Section 3(2)(A).

(f) Except as set forth in the Disclosure Letter, no First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Code Section 412 and ERISA Section 302.

(g) Except as set forth in the Disclosure Letter, no First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants.

(h) No claims against a First Merchants Employee Plan, First Merchants or any Subsidiary (other than normal benefit claims), have been asserted or threatened.

(i) Except as set forth in the Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B. To the knowledge of First Merchants’ Management, all requirements of ERISA Section 601 have been met.

(k) The Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the Disclosure Letter, neither First Merchants nor any Subsidiary has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or FMBCI.

(m) Except as set forth in the Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any Subsidiary relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or First Merchants Benefit Arrangement administered by First Merchants or any Subsidiary which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2007.

(n) For purposes of this Section 6.13, references to First Merchants or any Subsidiary are deemed to include (i) all predecessors of First Merchants or any Subsidiary, (ii) any subsidiary of First Merchants or any Subsidiary, (iii) all members of any controlled group (as determined under Code Section 414(b) or (c)) that includes First Merchants or any Subsidiary, and (iv) all members of any affiliated service group (as determined under Code Section 414(m) or (n)) that includes First Merchants or any Subsidiary.

(o) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Disclosure Letter. The Disclosure Letter shall also identify to what extent and in what years federal employment taxes (FICA/Medicare) have been paid on any such nonqualified deferred compensation amounts, as required by Code Section 3121(v) and the underlying regulations.

6.14 Obligations to Employees. Except as set forth in the Disclosure Letter, all accrued obligations and liabilities of First Merchants and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock grant, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by First Merchants or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by First Merchants or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the Disclosure Letter, all obligations and liabilities of First Merchants and any Subsidiary, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 6.14 are correctly and accurately reflected and accounted for in the books, statements and records of First Merchants and any Subsidiary, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

6.15 Taxes, Returns and Reports. First Merchants and its Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of First Merchants’ and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 2008. Neither First Merchants nor FMBCI has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any Subsidiary, from June 30, 2008, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of First Merchants or any Subsidiary subsequent to such date and as set forth in the Disclosure Letter. Neither First Merchants nor any Subsidiary is currently under audit by any state or federal taxing authority. Except as set forth in the Disclosure Letter, neither the federal, state, nor local tax returns of First Merchants nor any Subsidiary have been audited by any taxing authority during the past five (5) years.

6.16 Deposit Insurance. The deposits of FMBCI are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMBCI has paid all premiums and assessments with respect to such deposit insurance.

6.17 Reports. First Merchants and each Subsidiary have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Regulatory Authorities, having jurisdiction over the affairs of First Merchants or any Subsidiary, except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and the Subsidiaries complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete and were prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis. Except as set forth in the Disclosure Letter, there is no unresolved violation with respect to any report or statement filed by, or any examination of, First Merchants or FMBCI.

6.18 Absence of Defaults. Neither First Merchants nor any Subsidiary is in violation of its Articles of Incorporation or By-Laws or the knowledge of First Merchants Management in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.19 Tax and Regulatory Matters. Neither First Merchants nor FMBCI has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.20 Real Property.

(a) A list of the locations of each parcel of real property owned by First Merchants or FMBCI (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Merchants or FMBCI for disposition as required by law) is set forth in the Disclosure Letter under the heading of “Owned Real Property” (such real property being herein referred to as the “Owned Real Property”). A list of the locations of each parcel of real property leased by First Merchants or FMBCI is also set forth in the Disclosure Letter under the heading of “Leased Real Property” (such real property being herein referred to as the “Leased Real Property”). First Merchants shall update the Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Owned Real Property and the Leased Real Property are herein referred to as the “Real Property.”

(b) There is no pending action involving First Merchants or FMBCI as to the title of or the right to use any of the Real Property.

(c) Neither First Merchants nor FMBCI has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) Except as set forth in the Disclosure Letter, (i) none of the buildings, structures or other improvements located on the Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures; and (ii) improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) Except as set forth in the Disclosure Letter, (i) none of the buildings, structures or improvements located on the Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code; and (ii) there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of First Merchants’ Management, threatened, with respect to any such building, structure or improvement. Except as set forth in the Disclosure Letter, the Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the intent required to be maintained by First Merchants or FMBCI) in accordance with reasonable and prudent business practices applicable to like facilities. The Owned Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information or with respect to such easements, liens, defects, encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owner’s Association, as do not individually or in the aggregate materially adversely affect the use or value of the Owned Real Property, First Merchants and FMBCI have, and at the Closing Date will have, good and marketable title to their respective Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Neither First Merchants nor FMBCI has caused or allowed the generation, treatment, storage, disposal or release at any Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except as set forth in the Disclosure Letter. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Disclosure Letter, (i) there are no underground storage tanks located on, in or under any Owned Real Property; and (ii) to the knowledge of First Merchants’ Management, no such Owned Real Property has previously contained an underground storage tank. Neither First Merchants nor FMBCI own or operate any underground storage tank at any Leased Real Property and to the knowledge of First Merchants’ Management no such Leased Real Property has previously contained an underground storage tank. No Owned Real Property is or has been, during First Merchants’ Management, listed on the CERCLIS.

(i) To the knowledge of First Merchants’ Management and as a result of any act of First Merchants or FMBCI, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Owned Real Property nor to the knowledge of First Merchants’ Management are there any other conditions or circumstances affecting any Real Property, in each case, which would pose a significant risk to the environment or the health or safety of persons or otherwise pose a material risk of liability for remediation, corrective action or clean-up.

(j) Except as disclosed in the Disclosure Letter, the Owned Real Property is not “property” within the definition of Indiana Code 13-11-2-174. Neither First Merchants nor FMBCI is required to provide a “disclosure document” to Lincoln as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of First Merchants’ Management and as a result of any act of First Merchants or FMBCI, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

6.21 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any government agency relating thereto. First Merchants has complied in all material respects with all rules, regulations, orders, injunctions or decrees of the National Association of Securities Dealers, Inc. and all entities related or affiliated therewith and has filed all reports and documents required to be filed with such entities. First Merchants has filed all reports and other documents required to be filed by it under the Securities Exchange Act of 1934 and the Securities Act of 1933, including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, copies of which have previously been delivered to Lincoln. Except as would not reasonably be expected to have a Material Adverse Effect, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.22 Broker’s or Finder’s Fees. No agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.23 No Shareholder Approval Required. The approval of the shareholders of First Merchants is not required for the approval of the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

6.24 Indemnification Agreements. Except as set forth in the Disclosure Letter, neither First Merchants nor FMBCI is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and FMBCI.

6.25 Bring Down of Representations and Warranties. All representations and warranties of First Merchants and FMBCI contained in this Section 6 shall be true, accurate and correct on and as of the Effective Date except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date) or have been affected by the transactions contemplated by and specified within the terms of this Agreement.

6.26 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and FMBCI and all directors and officers of First Merchants and FMBCI shall have no further liability with respect thereto unless a court of competent jurisdiction should determine that any misrepresentation or breach of a warranty was willfully or intentionally made or is deemed to be fraudulent.

SECTION 7

Covenants of Lincoln

Lincoln covenants and agrees with First Merchants and covenants and agrees to cause the Subsidiaries to act, as follows:

7.01 Shareholder Approval. Lincoln shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Lincoln at the earliest possible reasonable date, and the Board of Directors of Lincoln shall recommend to the shareholders of Lincoln that such shareholders approve this Agreement and shall not thereafter withdraw or modify its recommendation, except as otherwise provided in Section 7.05 hereof. The Board of Directors of Lincoln shall use its commercially reasonable best efforts to obtain any vote of its shareholders necessary for the approval of this Agreement.

7.02 Other Approvals. Lincoln and the Bank shall proceed expeditiously, cooperate fully and use their commercially reasonable best efforts to procure upon reasonable terms and conditions all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date on or before December 31, 2008.

7.03 Conduct of Business.

(a) On and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided, neither Lincoln nor any Subsidiary shall, without the prior written consent of First Merchants, (i) make any changes in their capital structure, including, but not limited to the redemption of common shares; (ii) authorize an additional class of stock or issue, or authorize the issuance of, stock; (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for the payment by the Bank to Lincoln of dividends to pay

Lincoln’s expenses of operations and its business and payment of fees and expenses incurred in connection with the transactions contemplated by this Agreement and Lincoln’s payment of a $0.14/share quarterly dividend in accordance with past practice; (iv) merge, combine or consolidate with or sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract, agreement, understanding or arrangement or engage in any transaction, or acquire or dispose of any property or asset the fair market value of which exceeds $100,000, in the aggregate (except for personal or real property acquired or disposed of in connection with either foreclosures on mortgages or enforcement of security interests and loans made or sold by the Bank in the ordinary course of business); (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of Lincoln or any Subsidiary; (viii) except as set forth in the Disclosure Letter or as specifically authorized by this Agreement, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of Lincoln or any Subsidiary, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend their Articles of Incorporation or By-Laws from those in effect on the date of this Agreement; (x) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment or severance agreements with respect to any present or former directors, officers or employees of Lincoln or any Subsidiary; (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices and not inconsistent with generally accepted accounting principles applied on a consistent basis; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions.

(b) Lincoln and each Subsidiary shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) Lincoln and each Subsidiary shall continue to give to First Merchants and its employees, accountants, attorneys and other authorized representatives reasonable access during regular business hours and other reasonable times to all their premises, properties, statements, books and records.

7.04 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, Lincoln and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.05 Other Negotiations. Except with the prior written approval of First Merchants, on and after the date of this Agreement and until the Effective Date or the earlier termination of this Agreement, Lincoln and the Subsidiaries shall not, and shall not permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage, engage in or continue discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock), tender offer, acquisition of control of Lincoln or any Subsidiary or similar transaction involving Lincoln or any Subsidiary (all such transactions hereinafter referred to as an “Acquisition Transaction”). Any letters of intent or other agreements, term sheets, understandings, negotiations or discussions covering potential Acquisition Transactions currently in effect shall be terminated and/or discontinued by Lincoln on or prior to execution of this Agreement. Lincoln and the Subsidiaries shall promptly communicate to First Merchants the terms of any proposal, written or oral, which Lincoln or any Subsidiary may receive with respect to an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussion with respect thereto. The above provisions of this Section 7.05 notwithstanding, nothing contained in this Agreement shall prohibit (a) Lincoln from furnishing information to, or entering into new discussions or negotiations with, any person or entity that makes an unsolicited proposal of an Acquisition Transaction if and to the extent that (i) the Board of Directors of Lincoln, after consultation with legal counsel, determines in good faith that such action is required for the directors of Lincoln to fulfill their fiduciary duties and obligations to Lincoln’s shareholders and other constituencies under Indiana law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Lincoln provides prompt written notice to First Merchants to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, or (b) notwithstanding the provisions of Section 7.01, the Board of Directors of Lincoln from failing to make, withdrawing or modifying its recommendation to shareholders regarding the Merger following receipt of a proposal for an Acquisition Transaction if the Board of Directors of Lincoln, after consultation with and based upon the advice of legal counsel, determines in good faith that such action is required for the directors of Lincoln to fulfill their fiduciary duties and obligations to Lincoln’s shareholders and other constituencies under Indiana law.

7.06 Announcements; Press Releases. In connection with the execution of this Agreement, Lincoln and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither Lincoln nor any Subsidiary shall issue any additional press releases, conduct interviews, or make any other public announcements or disclosures relating to the Merger without the prior approval of First Merchants.

7.07 Disclosure Letter. Lincoln shall supplement, amend and update as of the Effective Date the Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter. If, at any time prior to the Effective Date, Lincoln becomes aware of a fact or matter that might indicate that any of the representations and warranties of Lincoln herein may be untrue, incorrect or misleading in any material respect, Lincoln shall promptly disclose such fact or matter to First Merchants in writing.

7.08 Confidentiality. Lincoln and the Subsidiaries shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to Lincoln and the Subsidiaries, (b) becomes available to Lincoln and the Subsidiaries from other sources, (c) is independently developed by Lincoln and the Subsidiaries, (d) is disclosed outside of Lincoln and the Subsidiaries with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. Lincoln and the Subsidiaries further agree that, in the event this Agreement is terminated, they will return to First Merchants all information obtained by Lincoln and the Subsidiaries from First Merchants, including all copies made of such information by Lincoln and the Subsidiaries. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.09 Cooperation. Lincoln and the Subsidiaries shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) Lincoln shall cooperate and assist First Merchants in preparation of and/or filing of all regulatory applications, the “Registration Statement” (as defined below), and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) Lincoln shall furnish First Merchants with all information concerning itself and each Subsidiary that First Merchants may reasonably request in connection with the preparation of the documentation referenced above.

7.10 Letter to Lincoln’s Shareholders. Within five (5) business days after execution of this Agreement by Lincoln and First Merchants, Lincoln shall deposit in the United States mail a letter to each of the shareholders of record of Lincoln as of the date of execution of this Agreement informing each shareholder about the execution of this Agreement and the proposed Merger. The terms of such letter to the shareholders of Lincoln shall be in a form mutually agreed to by First Merchants and Lincoln.

7.11 Exercise of Options.

(a) From and after the date hereof, Lincoln covenants that no additional stock options or stock appreciation rights shall be granted by Lincoln under any stock option plans of Lincoln or otherwise. Any stock options granted by Lincoln on or before the date of this Agreement, but which are currently not vested, may be amended to be immediately vested and exercisable. On or prior to the Effective Date, all outstanding stock options of Lincoln, disclosed pursuant to Section 5.03(e), may be exercised in accordance with the stock option plan under which such option was granted, and Lincoln shall use reasonable efforts to cause such stock options to be exercised on or immediately before the Effective Date.

(b) On or prior to the calendar day immediately preceding the Effective Date, or such other date mutually agreed to by Lincoln and First Merchants (the “Option Deadline”), Lincoln shall take all action necessary to terminate all stock option plans of Lincoln outstanding as of the Option Deadline and shall use reasonable efforts to obtain necessary consents from optionees to permit such termination in accordance with the foregoing provisions. No Lincoln stock options shall continue to be outstanding after the Option Deadline. Instead, as of the Option Deadline, any outstanding Lincoln stock options that have not been previously exercised are to be terminated in return for either (i) or (ii):

(i) A Cash amount determined using the following equation:

[(FMAP x CR) – EP] x OP

(For purposes of this equation, FMAP equals the First Merchants Average Price; CR equals the Conversion Ratio; EP equals the applicable exercise price per Lincoln common share issuable upon exercise of the applicable stock option; and OP equals the number of Lincoln common shares issuable upon exercise of such stock option.)

(ii) The number of Lincoln common shares issuable upon exercise of such Lincoln stock option in exchange for payment of the exercise price as required in the applicable stock option. For purposes of this item (ii), the required payment can also be made by cashless exercise, which also includes an equity swap, all as permitted in the applicable election form. In the event that the optionee fails to pay this exercise price in cash or through such cashless exercise on or before the Option Deadline, the optionee shall be deemed to have elected to receive the cash amount as referred to in the immediately preceding item (i).

(c) An election to receive cash or common stock under Section 7.11(b) must be made no later than two (2) days prior to the Option Deadline. If an election is not made by such time, a non-electing optionee shall be deemed to have elected to receive cash under item (i) of Section 7.11(b). In addition, if the cash amount calculated under item (i) of Section 7.11(b) is negative, a non-electing optionee shall be entitled to nothing upon termination of the previously unexercised Lincoln stock option.

(d) In addition to those common shares issued upon exercise of stock options as provided in this section 7.11 (the “Option Shares”), Lincoln shall have no more than 5,319,731 common shares outstanding immediately prior to the Effective Date. Furthermore, the diversity of payment limitations contained in section 3.07 shall otherwise apply to the Option Shares, as well as all other Lincoln common shares outstanding as of the Effective Date.

7.12 SEC and Other Reports.

(a) Promptly upon its becoming available, Lincoln shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by Lincoln to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Lincoln with NASDAQ or the SEC or any successor agency, of any order issued by any Governmental Authority in any proceeding to which Lincoln is a party, and of any notice or communication received by Lincoln from NASDAQ or the SEC. For purposes of this provision, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over Lincoln or any of its respective businesses, operations or properties.

(b) None of the information supplied or to be supplied by Lincoln for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.01 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.01 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

7.14 Adverse Actions. Lincoln shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

7.15 Bank Merger Agreement. Lincoln shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

7.16 Employee Stock Ownership Plan. Lincoln shall establish a freeze and termination date for the ESOP that is no later than the day before the Effective Date. As of the Effective Date, the ESOP shall be frozen and all shares of Lincoln stock held by the ESOP shall be converted into rights to receive the Merger Consideration described in Section 3 in respect thereof. On or before the ESOP’s receipt of a favorable determination letter from the Internal Revenue Service (“IRS”) with regard to termination, all outstanding indebtedness of the ESOP shall be repaid, any assets remaining in the suspense fund under the ESOP shall be allocated among the accounts of the ESOP Participants as additional earnings as otherwise provided in the ESOP and, after receipt of the such determination letter, the net assets of the ESOP shall be promptly distributed to Participants under the ESOP and their Beneficiaries, except as otherwise required by applicable law. Within five (5) business days following the approval of the Merger by the Lincoln shareholders, Lincoln shall file the notifications or applications with the IRS necessary to comply with the provisions of this Section 7.16. To the extent any notifications or applications with the IRS to comply with the provisions of this Section 7.16 are required to be filed after the Effective Date, First Merchants shall promptly make such notifications or applications. If for any reason the IRS does not permit the ESOP to be terminated or distributions to be made to employees of Lincoln and its Subsidiaries as provided above, First Merchants will, in its sole discretion, either (a) merge the ESOP into its existing 401(k) Plan or (b) amend the ESOP to provide for the ESOP to be continued after the Effective Date for the sole and exclusive benefit of the individuals participating therein or having accounts thereunder immediately prior to the Effective Date; provided, however, that (i) no such amendment shall require or have the effect of requiring First Merchants, Lincoln or their respective Subsidiaries to make any contributions to the ESOP at or after the Effective Date, (ii) no such amendment shall require or have the effect of requiring First Merchants, Lincoln or their respective Subsidiaries to make any contributions to the ESOP at or prior to the Effective Date in addition to any contributions that otherwise would be required, (iii) any such amendment shall be conditioned upon its not having an adverse effect upon the qualified status of the ESOP under Section 401(a) of the Code, and (iv) no such amendment shall require or have the effect of requiring continuation of the ESOP for more than three years after the Effective Date. Lincoln and its Subsidiaries shall make no contributions to the ESOP between the date hereof and the Effective Date other than elective deferrals (Compensation Reduction Amounts), matching contributions (Company Matched Contributions), but only at rates as currently provided in the ESOP, and such other contributions as may be required to maintain the tax-qualified status of the ESOP or to enable the ESOP to make required payments on the loans currently outstanding to it.

7.17 Lincoln Recognition and Retention Plan.

(a) As of the date hereof, 32,888 of the outstanding Lincoln Common Shares are held in trust in the Lincoln Federal Savings Bank Recognition and Retention Plan and Trust (the “RRP Plan”). On and after the date of this Agreement, no further contributions shall be made to the RRP Plan. However, on or before the Effective Date, but otherwise subject to any applicable statutory or regulatory requirements, Lincoln will: (a) modify any or all outstanding RRP Plan Awards held by employees or directors of Lincoln or its Subsidiaries to become fully vested on or before the Effective Date, (b) issue fully vested and previously unissued RRP Plan Awards to employees or directors of Lincoln and its Subsidiaries in accordance with the terms and conditions of the RRP Plan, and (c) make distributions of Lincoln Common Shares to applicable recipients as provided in the RRP Plan.

(b) If for any reason, the RRP Plan has not been terminated by the Effective Date, First Merchants agrees to promptly complete RRP Plan distributions as soon as reasonably possible after the Effective Date to the designated participants and beneficiaries of the RRP Plan; however, it is acknowledged that these final distributions will be in cash or First Merchants common stock as provided in Section 3.

(c) As soon as all Lincoln Common Shares and Merger Consideration, if any, held in the RRP Plan have been distributed to the officers and directors participating in the RRP Plan, it shall terminate.

SECTION 8

Covenants of First Merchants

First Merchants covenants and agrees with Lincoln and covenants and agrees to cause its Subsidiaries to act as follows:

8.01 Approvals. First Merchants and FMBCI shall proceed expeditiously, cooperate fully and use its best efforts to procure upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date. First Merchants agrees to use its best efforts to raise any additional capital which might be required to obtain any required regulatory approvals of the Merger. First Merchants shall provide

Lincoln with copies of proposed regulatory filings in connection with the Merger and afford Lincoln the opportunity to offer comment on the filings before filing. Not in limitation of the foregoing, First Merchants agrees to prepare a registration statement on Form S-4 (the “Registration Statement”), to be filed by First Merchants with the SEC in connection with the issuance of First Merchants common stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of Lincoln constituting a part thereof (the “Proxy Statement”) and all related documents). First Merchants agrees to advise Lincoln, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the Global Select Market System of NASDAQ (subject to official notice of issuance), the shares of First Merchants common stock to be issued to the holders of Lincoln common shares in the Merger. The approval of the shareholders of First Merchants is not required for the approval of the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

8.02 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

8.03 Certain Employee and Officer Matters.

(a) As of the Effective Date, First Merchants will cover the Subsidiaries’ employees under a tax-qualified retirement plan First Merchants maintains for its employees, provided that such an employee meets the applicable participation requirements, in lieu of the Subsidiaries’ current tax-qualified retirement plan. Following the Effective Date, the Subsidiaries’ employees will otherwise receive employee benefits that in the aggregate are substantially similar to the employee benefits provided to other employees of First Merchants and its subsidiaries on the Effective Date. For purposes of determining a Lincoln or Subsidiaries’ employee’s service under a First Merchants’ Employee Benefit Plan that the employee is permitted to enter, service with Lincoln or the Subsidiaries will be treated as service with First Merchants for all purposes except that service with Lincoln or the Subsidiaries shall not be treated as service with First Merchants for purposes of benefit accrual of any defined benefit plan or the Service-Weighted Contributions under the First Merchants 401(k) Plan. First Merchants, in its sole discretion, shall determine whether Lincoln’s and the Subsidiaries’ tax-qualified retirement plan(s) are terminated or merged into First Merchants’ plan(s).

(b) Coverage Under First Merchants’ Health Plan. With respect to First Merchant’s health plans under which employees of the Subsidiaries become participants under the provisions of Section 8.03(a) above, First Merchants agrees to waive all restrictions and limitations for pre-existing conditions and First Merchants will use its best efforts to cause any insurer providing a benefit to do the same. Employees of Lincoln or its subsidiaries who are hired by First Merchants or its subsidiaries shall not be subject to a waiting period for coverage under First Merchants’ Health Plan.

(c) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Lincoln or the Subsidiaries and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

(d) Change of Control/Employment Agreements. First Merchants agrees to accept and honor any obligations of Lincoln or the Bank with the eleven (11) officers pursuant to their employment and change of control agreements previously disclosed to First Merchants and identified in the Disclosure Letter. First

Merchants and Lincoln agree the Merger is a “change in control” for purposes of such agreements, and First Merchants agrees to make, within thirty (30) days after the Effective Date, lump sum payments for such “change in control” even though any such officer has not terminated employment as provided in those agreements. Except for Mr. Engle and Mr. Ditmars, the payments shall be in exchange for the respective employee’s agreement to terminate his or her employment and/or change of control agreements as of the Effective Date without further liability of the Bank, Lincoln, First Merchants and/or FMBCI.

(e) Restricted Stock Grants and Options. Subsequent to the Effective Date, in exchange for their continued service to First Merchants and FMBCI, First Merchants and/or FMBCI will grant to certain senior management of Lincoln and/or the Bank restricted stock and/or stock options as follows:

(i) 6,400 restricted shares or 24,000 stock options or a combination of both to Jerry R. Engle;

(ii) 6,400 restricted shares or 24,000 stock options or a combination of both to John B. Ditmars; and

(iii) 19,200 restricted shares or 72,000 stock options or a combination of both in the aggregate to the remainder of the senior management of Lincoln and/or the Bank as allocated by First Merchants, after consultation with Mr. Engle and Mr. Ditmars.

8.04 Press Release. In connection with the execution of this Agreement, Lincoln and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor FMBCI shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of Lincoln.

8.05 Confidentiality. First Merchants and FMBIC shall, and shall use its best efforts to cause its Subsidiaries, officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from Lincoln, unless such information (i) was already known to First Merchants and Subsidiaries, (ii) becomes available to First Merchants and Subsidiaries from other sources, (iii) is independently developed by First Merchants and Subsidiaries, (iv) is disclosed outside of First Merchants and Subsidiaries with and in accordance with the terms of prior written approval of Lincoln, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants and Subsidiaries further agree that in the event this Agreement is terminated, it will return to Lincoln all information obtained by it regarding Lincoln or any Subsidiary, including all copies made of such information by First Merchants and Subsidiaries. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.06 Board of FMBCI. Upon consummation of the Bank Merger, FMBCI shall be a national bank organized under the laws of the United States and the officers and directors of the Bank in office immediately prior to the consummation of the Merger shall be the officers and directors of the Bank at the Effective Date. Notwithstanding the foregoing, First Merchants and FMBCI shall take all action necessary to nominate and approve such Directors of the Bank who desire to continue to serve on the Board of Directors of FMBCI for at least the remainder of the terms to which they have been elected. FMBCI directors will be subject to First Merchants’ policy of mandatory retirement at age seventy (70); provided, however, the policy of mandatory retirement will not apply to any of the Bank’s current directors until twenty-four (24) months after the Effective Date.

8.07 Board of First Merchants. First Merchants shall cause all necessary action to be taken to cause Jerry R. Engle and another current Director of Lincoln chosen by First Merchants, to either (i) be nominated for election as members of the First Merchants’ Board of Directors for a three (3) year term at the first annual meeting of the shareholders of First Merchants following the Effective Date; or (ii) to be appointed as members of the First Merchants’ Board of Directors at the next meeting of the First Merchants’ Board of Directors following the Effective Date to serve until the first annual meeting of the shareholders of First Merchants following the

Effective Date and then to be nominated for election as members of the First Merchants’ Board of Directors for a three (3) year term at the first annual meeting of the shareholders of First Merchants following the Effective Date, whichever can be effected first depending on the timing of the occurrence of the Effective Date. The two (2) individuals from the Board of Directors of Lincoln elected to the Board of Directors of First Merchants shall be subject to First Merchants’ policy of mandatory retirement at age seventy (70); provided, however, the policy of mandatory retirement will not apply to such individuals until twenty-four (24) months after the Effective Date.

8.08 Directors and Officers Insurance.

(a) For a period of at least three years from the Effective Date, First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of Lincoln and the Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Lincoln; provided however, that if First Merchants is unable to obtain such endorsement, then Lincoln may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during each year in such three-year period more than two times the current annual amount spent by Lincoln (the “Insurance Amount”) to maintain or procure its current directors’ and officers’ insurance coverage; provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.07, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Lincoln or the Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) For six years after the Effective Date, the Continuing Company shall indemnify, defend and hold harmless the present and former officers and directors of Lincoln and the Bank against all losses, expenses (including attorneys’ fees), claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Date (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Indiana Business Corporation Law and by First Merchants’ or Lincoln’s Articles of Incorporation as in effect on the date hereof (whichever is more favorable to the officers and directors of Lincoln and the Bank), including provisions relating to advances of expenses incurred in the defense of any action or suit.

(c) Following the Effective Date, First Merchants will provide any Lincoln or Bank officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

(d) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.07.

8.09 SEC and Other Reports.

(a) Promptly upon its becoming available, First Merchants shall furnish to Lincoln one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, of any order issued by any Governmental Authority in any proceeding to which First Merchants is a party, and of any notice or communication received by First Merchants from the SEC. For purposes of this provision, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over First Merchants or any of its respective businesses, operations or properties.

(b) None of the information supplied or to be supplied by First Merchants for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.01 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.01 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

8.10 Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.11 Adverse Actions. First Merchants shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.12 Cooperation. First Merchants shall generally cooperate with Lincoln and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby. First Merchants shall furnish Lincoln with all information concerning itself and each of its direct and indirect subsidiaries that Lincoln may reasonably request.

8.13 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMBCI to execute and deliver the Bank Merger Agreement upon approval by FMBCI’s Board of Directors.

SECTION 9

Conditions Precedent To The Merger and the Bank Merger

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.01 Lincoln Shareholder Approval. The shareholders of Lincoln shall have approved the Merger and confirmed this Agreement as required by applicable law.

9.02 Registration Statement Effective. First Merchants shall have registered its shares of common stock to be issued to shareholders of Lincoln in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares shall have been received by First Merchants. The registration statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants common stock shall have been listed for trading on the NASDAQ Global Select Market System (subject to official notice of issuance).

9.03 Tax Opinions.

(a) Lincoln shall have obtained an opinion of Bose McKinney & Evans, LLP dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Lincoln to the extent they receive shares of First Merchants common stock in the Merger in exchange for their Lincoln common shares, other than the gain or loss to be recognized as to cash received in lieu of fractional share interests and cash received in exchange for Lincoln common shares. Such opinions shall be based upon factual representations received by counsel from Lincoln and First Merchants, which representations may take the form of written certifications.

(b) First Merchants shall have obtained an opinion of Bingham McHale LLP dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions shall be based upon factual representations received by counsel from Lincoln and First Merchants, which representations may take the form of written certifications.

9.04 Regulatory Approvals. The Federal Reserve Board and the Indiana Department of Financial Institutions shall have authorized and approved the Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger shall have been obtained.

9.05 Officer’s Certificate. First Merchants and Lincoln shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all the representations and warranties of their respective corporations are true, accurate and correct on and as of the Effective Date except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date) or have been affected by the transactions contemplated by and specified within the terms of this Agreement; (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (c) their respective corporations have satisfied and fully complied with all conditions necessary to make this Agreement effective as to them.

9.06 Fairness Opinion. Lincoln shall have obtained an opinion from Sandler O’Neill Partners, L.P., to the effect that the consideration paid in the Merger is fair to the shareholders of Lincoln from a financial viewpoint. Such opinion shall be (a) in form and substance reasonably satisfactory to Lincoln, (b) dated as of a date not later than the mailing date of the Proxy Statement relating to the Merger and (c) included in the Proxy Statement.

9.07 No Judicial Prohibition. Neither Lincoln, any Subsidiary nor First Merchants or FMBCI shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

9.08 Other Consents and Approvals. All consents and other approvals required for the transfer of any contracts, agreements, leases, loans, etc. as a result of the Merger shall have been obtained, except where the failure to obtain such consents or approvals would not have a Material Adverse Effect.

9.09 Options. Except as otherwise provided in section 7.11: (a) all of the options disclosed in Section 5.03(e) of the Disclosure Letter shall have been exercised and/or terminated, (b) in addition to the Option Shares, Lincoln shall have no more than 5,319,731 shares of common stock issued and outstanding, (c) Lincoln shall have no commitment to issue any additional shares of common stock, and (d) all stock option plans of Lincoln shall have been terminated.

9.10 Executive Employment Agreements. FMBCI shall enter into Executive Employment Agreements with Jerry R. Engle and John B. Ditmars in substantially the forms attached hereto as Exhibit B-1 and B-2, respectively, immediately prior to the Effective Date that will supersede their current employment agreements with Lincoln and/or the Bank, except for the obligation to make the lump sum payments described in Section 8.03(d) above.

9.11 Opinions. The parties shall have received the respective opinions of counsel described in Section 12.04 of this Agreement.

9.12 Bank Merger Agreement. FMBCI and the Bank shall have entered into the Bank Merger Agreement.

SECTION 10

Termination of Merger

10.01 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to Lincoln or by Lincoln to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and Lincoln, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or Lincoln, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred that has had or could reasonably be expected to have a Material Adverse Effect on the other party;

(c) By Lincoln or First Merchants, if it shall determine in its sole discretion that the transactions contemplated by this Agreement have become inadvisable or impracticable by reason of commencement of material litigation or proceedings against any of the parties;

(d) By First Merchants, if the Merger has not been consummated before January 1, 2009 (provided that First Merchants is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(e) By First Merchants or Lincoln, pursuant to their respective termination rights set forth in Section 3.04 hereof;

(f) By Lincoln, if the appropriate discharge of the fiduciary duties of the Board of Directors of Lincoln consistent with Section 7.05 requires that Lincoln terminate this Agreement;

(g) By First Merchants, if Lincoln’s Board of Directors fails to make, withdraws or modifies its recommendation to Lincoln’s shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Transaction;

(h) By First Merchants, if Lincoln fails to give any written notice as required by Section 7.05 or if within twenty (20) days after giving First Merchants written notice pursuant to Section 7.05 of its intent to furnish information to or enter into discussions or negotiations with another person or entity, Lincoln does not terminate all discussions, negotiations and information exchanges related to such Acquisition Transaction and provide First Merchants with written notice of such termination;

(i) By either party (provided that the terminating party is not then in material breach of any representation or warranty contained in this Agreement or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.01(k) of this Agreement;

(j) By Lincoln, if First Merchants enters into a definitive agreement in which it is the target company or the company to be acquired which would result in a change of control of First Merchants or require approval pursuant to the Bank Holding Company Act of 1956, as amended; or

(k) By Lincoln or First Merchants, if the Merger has not been consummated before June 30, 2009 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

10.02 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.01 hereof, no party shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.01(b) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided, however, that nothing in the foregoing proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, (i) in the event of termination by Lincoln in accordance with Section 10.01(f) or by First Merchants in accordance with Section 10.01(g) or 10.01(h), Lincoln shall pay First Merchants the sum of $3,200,000 as liquidated damages, (ii) in the event of termination by Lincoln in accordance with Section 10.01(j), First Merchants shall pay Lincoln the sum of $3,200,000, and (iii) in the event of termination by First Merchants in accordance with Section 10.01(d), First Merchants shall pay Lincoln the sum of $2,000,000. Such liquidated damages shall be in lieu of costs, expenses and damages otherwise recoverable under the first sentence of this Section 10.02. Such payment shall be made within ten (10) days of the date of notice of termination. Each of First Merchants and Lincoln acknowledges the reasonableness of such amount in light of the considerable time and expense invested and to be invested by each of them and their respective representatives in furtherance of the Merger. Such amount was agreed upon by First Merchants and Lincoln as compensation for their time and expense and not as a penalty, it being impossible to ascertain the exact value of the time and expense to be invested. The prevailing party in the event of any litigation to enforce this Section 10.02 shall be entitled to recover reasonable attorneys’ fees.

SECTION 11

Effective Date Of Merger

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of Lincoln with and into First Merchants (the “Articles of Merger”) as filed with the Secretary of State of the State of Indiana (the “Effective Date”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger outlined in Section 9 have been satisfied; provided, however the Effective Date shall not be before December 31, 2008, unless otherwise agreed by the parties.

SECTION 12

Closing

12.01 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and Lincoln.

12.02 Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana.

12.03 Bank Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the articles of merger or other filings necessary to consummate the Bank Merger shall be duly filed.

12.04 Opinions of Counsel. At the Closing, (a) Lincoln shall deliver an opinion of its counsel, Bose McKinney & Evans LLP, to First Merchants, and (b) First Merchants shall deliver an opinion of its counsel, Bingham McHale LLP to Lincoln, each dated as of the date of Closing. The form of such opinion shall be as mutually agreed to by the parties hereto and their respective counsel; provided, however, the opinion of Lincoln’s counsel shall also include an opinion that the ESOP termination and distribution contemplated under Section 7.16 hereof was conducted in accordance with all applicable plan documents, statutes, rules and regulations.

SECTION 13

Miscellaneous

13.01 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions thereof shall inure to the benefit of any other person, firm, or corporation whomsoever other than Sections 7.11, 7.16, 7.17, 8.03, 8.06, 8.07 and 8.08, which may be enforced by the employees and officers of Lincoln and Lincoln’s Subsidiaries. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.02 Waiver; Amendment.

(a) First Merchants and Lincoln may, each individually, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of Lincoln, this Agreement may be amended, modified or supplemented by the written agreement of Lincoln, First Merchants, the Bank and FMBCI without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of Lincoln without the further approval of such shareholders.

13.03 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to (which will not constitute notice):

200 E. Jackson Street	Bingham McHale LLP
Muncie, IN 47305	2700 Market Tower
Attn: Michael C. Rechin,	10 West Market Street
President and	Indianapolis, Indiana 46204-2982
Chief Executive Officer	Attn: David R. Prechtel, Esq.
(765) 741-7283	(317) 236-9907

If to Lincoln:	With a copy to (which will not constitute notice):

905 Southfield Drive	Bose McKinney & Evans LLP
Plainfield, Indiana 46168	111 Monument Circle
Attn: Jerry R. Engle	Suite 2700
Chairman of the Board,	Indianapolis, Indiana 46204
President and Chief	Attn: David A. Butcher
Executive Officer	(317) 684-5123
(317) 837-6903

or to such substituted address as any of them have given to the other in writing. Notwithstanding the foregoing, all notices required to be given pursuant to Sections 3.04(b) and 3.04(c) hereof shall be given in the time periods specified in such sections by either hand delivery or facsimile transmission to the specified parties.

13.04 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.07 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.08 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and Lincoln relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.09 Expenses. First Merchants and Lincoln shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of Sandler O’Neill Partners, L.P., and the cost of the fairness opinion referenced in Section 9.06, shall be borne by Lincoln whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Certain Definitions. For purposes of this Agreement, the term:

“First Merchants’ Management” shall mean any of Michael C. Rechin, Mark K. Hardwick and Michael J. Stewart.

“Knowledge” as used with respect to Lincoln’s Management or First Merchants’ Management (including references to any such person knowing or being aware of a particular matter or any similar formulation) shall mean matters that are within the actual conscious knowledge of any such person after due inquiry.

“Lincoln’s Management” shall mean any of Jerry R. Engle, John Ditmars, John Baer and Jonathan D. Slaughter.

“Subsidiary” means, with reference to any corporation, partnership, limited liability company, business trust, joint venture or other entity, ownership by such entity, directly or indirectly, of fifty percent (50%) or more of the voting equity of such entity, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, business trust, joint venture or other entity; and as used in this Agreement, may refer to a direct or indirect Subsidiary of either Lincoln or First Merchants as the context may require.

13.11 Survival of Contents. The provisions of Sections 7.08, 8.05, 10.02, 13.09 and this Section 13.11 shall survive beyond the termination of this Agreement. The provisions of Sections 7.11, 7.16, 7.17, 8.03, 8.06, 8.07, 8.08, 13.01, 13.09 and this Section 13.11 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and Lincoln have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ MICHAEL C. RECHIN
Michael C. Rechin, President and Chief Executive Officer

LINCOLN BANCORP

By:	/s/ JERRY R. ENGLE
Jerry R. Engle, Chairman of the Board, President and Chief Executive Officer

Lincoln Bank hereby joins in this Agreement of Reorganization and Merger as of the day and year first above written for the purpose of covenanting and agreeing to cause its duly authorized officer to execute and deliver the Agreement and Plan of Merger contemporaneously herewith.

LINCOLN BANK

By:	/s/ JERRY R. ENGLE
Jerry R. Engle, President and Chief Executive Officer

First Merchants Bank of Central Indiana hereby joins in this Agreement of Reorganization and Merger as of the day and year first above written for the purpose of covenanting and agreeing to cause its duly authorized officer to execute and deliver the Agreement and Plan of Merger contemporaneously herewith.

FIRST MERCHANTS BANK OF CENTRAL INDIANA

By:	/s/ MICHAEL L. BAKER
Michael L. Baker, President and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

Merging

LINCOLN BANK,

an Indiana state bank,

with and into

FIRST MERCHANTS BANK OF CENTRAL INDIANA,

NATIONAL ASSOCIATION,

a national bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the 2nd day of September, 2008, by and between FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION, a national bank (“FMBCI”), and LINCOLN BANK, an Indiana state bank (the “Bank”) (FMBCI and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMBCI pursuant to the Bank Merger Act, 12 USC § 215a (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement of Reorganization and Merger (the “Merger Agreement”) between First Merchants Corporation (“First Merchants”) and Lincoln Bancorp (“Lincoln”) dated September 2, 2008 (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMBCI and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMBCI, and Lincoln, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

The Merger

1.1. The Merger. At the Effective Time (as defined below), the Bank shall be merged with and into FMBCI in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMBCI, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMBCI shall continue to be governed by the applicable laws of The National Bank Act and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

1.2. Further Assurances. If, after the Effective Time, FMBCI shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMBCI, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMBCI an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMBCI and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMBCI are authorized in the name of the Bank or otherwise to take any and all such action.

1.3. Offices. Immediately following the Merger, FMBCI’s principal office shall be located at 33 West 10th Street, Anderson, Indiana 46016 and the Bank’s principal office at 905 Southfield Drive, Plainfield, Indiana 46168 shall become a branch office of FMBCI.

1.4. Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMBCI.

ARTICLE II

Articles of Incorporation, Code of Bylaws,

Board of Directors and Officers

2.1. Name. The name of the surviving Indiana state bank shall be “First Merchants Bank of Central Indiana, National Association.”

2.2. Articles of Incorporation. The Articles of Association of FMBCI shall be the Articles of Association of the surviving national bank.

2.3. Code of Bylaws. The Code of Bylaws of FMBCI (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving national bank.

2.4. Officers and Directors. The Directors of FMBCI shall all remain directors of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. As required by the Merger Agreement, the Board of Directors of FMBCI will be expanded so that Directors of the Bank who so desire will be appointed to the Board of Directors of FMBCI for at least the remainder of the terms for which they have been elected. The officers of FMBCI shall all remain officers of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws.

ARTICLE III

Capital Stock of the Surviving National Bank

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMBCI or the Bank, all one thousand (1,000) issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of FMBCI. At the Effective Time, by virtue of the Merger and without any further action on the part of FMBCI or the Bank, all 114,000 issued and outstanding shares of the common capital stock of FMBCI, shall represent all of the issued and outstanding shares of the common capital stock of the surviving national bank.

ARTICLE IV

No Dissenting Shareholders

First Merchants, as the sole shareholder of FMBCI, and Lincoln, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

General Provisions

5.1. Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Office of the Comptroller of the Currency, the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation; and

(b) the merger of First Merchants and Lincoln contemplated by the Merger Agreement must occur.

5.2. Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the Office of the Comptroller of the Currency (the “Effective Time”).

5.3. Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMBCI and the Bank; or

(b) automatically and without further action by either FMBCI or the Bank if the Merger Agreement is terminated for any reason.

5.4. Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMBCI or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses.

[The remainder of this page was intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMBCI”	FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION, a national bank,

By:

Printed:

Its:

ATTEST:
Secretary/Cashier

“BANK”	LINCOLN BANK, an Indiana state bank,

By:

Printed:

Its:

ATTEST:
Secretary/Cashier

EXHIBIT B-1

ENGLE EMPLOYMENT AGREEMENT

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this 31st day of December, 2008, by and between JERRY R. ENGLE (“Employee”) and FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION (“Employer”), a national banking association.

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the “Term” of this Agreement shall commence on December 31, 2008, and continue for a term of twenty-four (24) months.

3.	Duties.

During the Term of this Agreement, Employee shall be the Indianapolis Regional President and shall perform all duties related and necessary to that position; provided, however, that such duties shall be regularly performed in or from an office of the Employer in the greater Indianapolis area, as directed by Employer. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.	Annual Salary. Employer shall pay Employee a total Annual Salary of Two Hundred Ninety-Seven Thousand and 00/100 Dollars ($297,000.00) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll policies. At least annually, if not more often, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Employee’s Bonus. In addition to his Annual Salary, Employee may be paid an Employee Bonus in the sole discretion of Employer.

C.	Automobile Allowance. Employer shall pay Employee Eight Hundred and 00/100 Dollars ($800.00) per month, less applicable withholdings to compensate him for the business use of his automobile. Employee’s automobile shall otherwise be owned, maintained and insured by Employee at his sole expense.

D.	Other Benefits. Employee shall be entitled to all other benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer.

E.	Stock Options / Restricted Shares. Pursuant to the Merger Agreement, as defined in Paragraph 19, Employee is to be provided with 6,400 restricted shares or 24,000 stock options or a combination of both. Employer will take all steps necessary to confirm that such forms of deferred compensation are promptly awarded to Employee after the execution of this Agreement based upon terms and conditions substantially similar to those included with awards made to other management employees holding positions similar to that of Employee with Employer or any affiliate of First Merchants Corporation.

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8.	Non-Solicitation.

A.	Customers. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, divert or otherwise attempt to take away any of the banking or bank-related service business of any of Employer’s customers; (2) provide services to or accept the business of any of Employer’s customers for the banking or bank-related service business offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their banking or bank-related service business relationship with Employer. For purposes of this Section 8.A., “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the two year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Exceptions. If Employer terminates this Agreement without Cause, as set forth in Paragraph 10(D), or Employee terminates the Agreement for Good Reason, as provided in Paragraph 10(C), the foregoing Customers and Employees provisions of this Paragraph 8 shall only apply for the shorter of: (i) one (1) year following termination of this Agreement or (ii) the remaining portion of the Term (prior to termination) for which Employee is provided the lump sum payment under Paragraph 10D or 10(C). If the Agreement is not terminated, but rather expires as provided in Paragraph 2 at the conclusion of the twenty-four (24) month period, the foregoing Customers and Employees provisions of this Paragraph 8 shall expire contemporaneously therewith.

9.	Breach of Agreement.

A.	Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement. If a court of competent jurisdiction declines to find a breach by Employee of Paragraphs 7 or 8 has occurred, Employer agrees to pay Employee reasonable attorney’s fees and costs Employee incurred in responding to Employer’s request for relief.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.

Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.	Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (D) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall be defined as: (i) any action by Employer to remove Employee as Indianapolis Regional President of Employer, except for promotions, if any,

and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10(D) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority as Indianapolis Regional President of Employer or to otherwise change the regular work location of Employee outside of the greater Indianapolis area, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination by Employee is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid; or

2.	If termination by Employee is with Good Reason, Employer shall pay to Employee a lump sum payment equal to remaining portion of Employee’s Annual Salary as provided in Paragraph 5(A) for the Term then in effect, plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid.

Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(D), Employer shall pay to Employee a lump sum payment equal to remaining portion of Employee’s Annual Salary as provided in Paragraph 5(A) for the Term then in effect, plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the likelihood of exposing Employer to material liability or otherwise significantly jeopardizing Employer’s business interests;

3.	Has been convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not otherwise terminate the rights and benefits held by Employee under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, stock options, restricted share awards, other deferred compensation agreements, and the Merger Agreement, as defined in Paragraph 19.

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements between Employee and Lincoln Bancorp or Lincoln Bank, including, but not limited to that certain Amended and Restated Employment Agreement between Lincoln Bank and Employee dated October 1, 2007 and effective as of January 1, 2005 (the “Lincoln Agreements”). Notwithstanding the foregoing, the obligation to make the lump sum payment upon Change in Control, as provided in the Lincoln Agreements and reaffirmed in the Agreement of Reorganization and Merger Between First Merchants Corporation and Lincoln Bancorp entered into this same date (the “Merger Agreement”), shall not be superseded or replaced, but shall continue to be in full force and effect.

This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:
First Merchants Bank of Central Indiana, National Association

If to Employee:
Jerry R. Engle
345 South Oakwood Drive
Greenwood, Indiana 46142

or to such other address as either party hereto may have furnished to the other party in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

22.	Successor.

Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Employer, by agreement in form and substance satisfactory to Employee to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place. Failure of Employer to obtain such agreement prior to the effectiveness of any such succession shall be a material intentional breach of this Agreement and shall entitle Employee to terminate this Agreement with Good Reason pursuant to Paragraph 10(C) herein. Any successor assuming this Agreement shall be subject to the obligations of this Paragraph 22, similar to Employer.

23.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

[THIS SPACE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW].

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER” FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION	“EMPLOYEE” JERRY R. ENGLE

By:
Jerry R. Engle

(Printed)

The undersigned, First Merchants Corporation, sole shareholder of Employer, agrees that if it shall be determined for any reason that any obligation on the part of Employer to continue to make any payments due under this Agreement to Employee is unenforceable for any reason, First Merchants Corporation agrees to honor the terms of this Agreement and continue to make any such payments due hereunder to Employee pursuant to the terms of this Agreement.

As otherwise provided in the Agreement of Reorganization and Merger Between First Merchants Corporation and Lincoln Bancorp, entered into this same date, First Merchants shall nominate and/or appoint Employee to serve as a member of First Merchant Corporation’s Board of Directors, and, as a director of First Merchants Corporation, Employee shall be entitled to the same benefits and compensation for services as provided to other employee-directors of First Merchants Corporation.

FIRST MERCHANTS CORPORATION

Michael C. Rechin, President and Chief Executive Officer

EXHIBIT B-2

DITMARS EMPLOYMENT AGREEMENT

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this 31st day of December, 2008, by and between JOHN B. DITMARS (“Employee”) and FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION (“Employer”), a national banking association.

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the “Term” of this Agreement shall commence on December 31, 2008, and continue for a term of twenty-four (24) months.

3.	Duties.

During the Term of this Agreement, Employee shall be a Senior Vice President and shall perform all duties related and necessary to that position; provided, however, that such duties shall be regularly performed in or from an office of the Employer in the greater Indianapolis area, as directed by Employer. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.	Annual Salary. Employer shall pay Employee a total Annual Salary of One Hundred Eighty-Eight Thousand and 00/100 Dollars ($188,000.00) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll policies. At least annually, if not more often, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Employee’s Bonus. In addition to his Annual Salary, Employee may be paid an Employee Bonus in the sole discretion of Employer.

C.	Automobile Allowance. Employer shall pay Employee Four Hundred and 00/100 Dollars ($400.00) per month, less applicable withholdings to compensate him for the business use of his automobile. Employee’s automobile shall otherwise be owned, maintained and insured by Employee at his sole expense.

D.	Other Benefits. Employee shall be entitled to all other benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer.

E.	Stock Options / Restricted Shares. Pursuant to the Merger Agreement, as defined in Paragraph 19, Employee is to be provided with 6,400 restricted shares or 24,000 stock options or a combination of both. Employer will take all steps necessary to confirm that such forms of deferred compensation are promptly awarded to Employee after the execution of this Agreement based upon terms and conditions substantially similar to those included with awards made to other management employees holding positions similar to that of Employee with Employer or any affiliate of First Merchants Corporation.

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8.	Non-Solicitation.

A.	Customers. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, divert or otherwise attempt to take away any of the banking or bank-related service business of any of Employer’s customers; (2) provide services to or accept the business of any of Employer’s customers for the banking or bank-related service business offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their banking or bank-related service business relationship with Employer. For purposes of this Section 8.A., “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the two year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Exceptions. If: (a) Employer terminates this Agreement without Cause, as set forth in Paragraph 10(D); or (b) Employee terminates the Agreement for Good Reason, as provided in Paragraph 10(C), the foregoing Customers and Employees provisions of this Paragraph 8 shall only apply for the shorter of: (i) one (1) year following termination of this Agreement or (ii) the remaining portion of the Term (prior to termination) for which Employee is provided the lump sum payment under Paragraph 10D or 10(C). If the Agreement is not terminated, but rather expires as provided in Paragraph 2 at the conclusion of the twenty-four (24) month period, the foregoing Customers and Employees provisions of this Paragraph 8 shall expire contemporaneously therewith.

9.	Breach of Agreement.

A.	Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement. If a court of competent jurisdiction declines to find a breach by Employee of Paragraphs 7 or 8 has occurred, Employer agrees to pay Employee reasonable attorney’s fees and costs Employee incurred in responding to Employer’s request for relief.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.

Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.	Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (D) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall be defined as: (i) any action by Employer to remove Employee as Senior Vice President of Employer, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10(D) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority as Senior Vice President of Employer or to otherwise change the regular work location of Employee outside of the greater Indianapolis area, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination by Employee is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid; or

2.	If termination by Employee is with Good Reason, Employer shall pay to Employee a lump sum payment equal to remaining portion of Employee’s Annual Salary as provided in Paragraph 5(A) for the Term then in effect, plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid.

Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(D), Employer shall pay to Employee a lump sum payment equal to remaining portion of Employee’s Annual Salary as provided in Paragraph 5(A) for the Term then in effect, plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the likelihood of exposing Employer to material liability or otherwise significantly jeopardizing Employer’s business interests;

3.	Has been convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein or as otherwise required by applicable law, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not otherwise terminate the rights and benefits held by Employee under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, stock options, restricted share awards, other deferred compensation agreements, and the Merger Agreement, as defined in Paragraph 19.

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements between Employee and Lincoln Bancorp or Lincoln Bank, including, but not limited to that certain Amended and Restated Employment Agreement between Lincoln Bank and Employee dated October 1, 2007 and effective as of January 1, 2005 (the “Lincoln Agreements”). Notwithstanding the foregoing, the obligation to make the lump sum payment upon Change in Control, as provided in the Lincoln Agreements and reaffirmed in the Agreement of Reorganization and Merger Between First Merchants Corporation and Lincoln Bancorp entered into this same date (the “Merger Agreement”), shall not be superseded or replaced, but shall continue to be in full force and effect.

This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank of Central Indiana, National Association

_________________________

_________________________

_________________________

_________________________

If to Employee:

John B. Ditmars

_________________________

_________________________

or to such other address as either party hereto may have furnished to the other party in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

22.	Successor.

Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Employer, by agreement in form and substance satisfactory to Employee to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place. Failure of Employer to obtain such agreement prior to the effectiveness of any such succession shall be a material intentional breach of this Agreement and shall entitle Employee to terminate this Agreement with Good Reason pursuant to Paragraph 10(C) herein. Any successor assuming this Agreement shall be subject to the obligations of this Paragraph 22, similar to Employer.

23.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

[THIS SPACE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW].

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER” FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION	“EMPLOYEE” JOHN B. DITMARS

By:
John B. Ditmars

(Printed)

The undersigned, First Merchants Corporation, sole shareholder of Employer, agrees that if it shall be determined for any reason that any obligation on the part of Employer to continue to make any payments due under this Agreement to Employee is unenforceable for any reason, First Merchants Corporation agrees to honor the terms of this Agreement and continue to make any such payments due hereunder to Employee pursuant to the terms of this Agreement.

FIRST MERCHANTS CORPORATION

Michael C. Rechin, President and Chief Executive Officer

FIRST AMENDMENT TO

AGREEMENT OF REORGANIZATION AND MERGER

THIS FIRST AMENDMENT TO AGREEMENT OF REORGANIZATION AND MERGER (the “First Amendment”), made as of the 29th day of October, 2008, is by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”), and LINCOLN BANCORP, an Indiana corporation (“Lincoln”).

WITNESSETH:

WHEREAS, First Merchants and Lincoln are parties to an Agreement of Reorganization and Merger, dated September 2, 2008 (the “Agreement”); and

WHEREAS, the parties now desire to amend the Agreement as herein provided;

NOW, THEREFORE, in consideration of the premises, and the mutual promises herein contained, the parties agree that the Agreement shall be, and it hereby is, amended as follows:

PART I. AMENDATORY PROVISION

All capitalized terms used, but not otherwise defined herein, shall have the meaning ascribed in the Agreement.

1. Section 8.08(b). Section 8.08(b) of the Agreement is hereby amended by adding the following sentence at the end of the subsection:

Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as required by Federal banking law and the obligations are invalid and unenforceable to the extent the obligations exceed such limitations.

PART II. CONTINUING EFFECT

All other terms, conditions, representations, warranties and covenants contained in the Agreement shall remain unchanged and shall continue in full force and effect. Except as expressly herein provided, the Agreement and this First Amendment shall be interpreted, wherever possible, in a manner consistent with one another, but in the event of any irreconcilable inconsistency, this First Amendment shall control.

This First Amendment may be signed in multiple counterparts, each of which (including a facsimile thereof) will be deemed an original, but all of which will constitute one and the same instrument.

[THIS SPACE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW.]

IN WITNESS WHEREOF, First Merchants and Lincoln have caused this First Amendment to be executed effective as of the date first above written.

“FIRST MERCHANTS”	FIRST MERCHANTS CORPORATION

	By:	/s/ MICHAEL C. RECHIN
Michael C. Rechin, President and
Chief Executive Officer

“LINCOLN”	LINCOLN BANCORP

	By:	/s/ JERRY R. ENGLE
Jerry R. Engle, President and
Chief Executive Officer

LINCOLN BANK, an Indiana state bank, and FIRST MERCHANTS BANK OF CENTRAL INDIANA, NATIONAL ASSOCIATION, a national banking association, hereby join in this First Amendment as required by Section 13.02(b) of the Agreement.

LINCOLN BANK

By:	/s/ JERRY R. ENGLE
Jerry R. Engle, President and
Chief Executive Officer

FIRST MERCHANTS BANK OF CENTRAL INDIANA

By:	/s/ MICHAEL L. BAKER
Michael L. Baker, President and
Chief Executive Officer

APPENDIX B

Fairness Opinion

September 2, 2008

Board of Directors

Lincoln Bancorp

905 Southfield Drive

Plainfield, IN 46168

Ladies and Gentlemen:

Lincoln Bancorp (“Lincoln”) and First Merchants Corporation (“First Merchants”) have entered into an Agreement of Reorganization and Merger, dated as of September 2, 2008 (the “Agreement”), pursuant to which Lincoln will merge with and into First Merchants, with First Merchants as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Lincoln common stock issued and outstanding immediately prior to the Merger (the “Lincoln Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive at the election of the holder thereof and subject to the proration procedures further described in the Agreement: (i) 0.7004 (the “Conversion Ratio”) shares of First Merchants’ common stock for each Lincoln common share held (the “Share Option”), or (ii) cash in the amount of $15.76 for each share of Lincoln’s common stock held (the “Cash Option” and together with the Share Option, the “Merger Consideration”). The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Lincoln Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Lincoln that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of First Merchants that we deemed relevant; (iv) internal financial projections for Lincoln for the years ending December 31, 2008 and an estimated growth rate for the years thereafter as prepared by and reviewed with management of Lincoln; (v) internal earnings estimates for First Merchants for the years ending December 31, 2008 and December 31, 2009 as discussed with senior management of First Merchants and an estimated long-term growth rate for the years thereafter as reviewed with senior management of First Merchants; (vi) the pro forma financial impact of the Merger on First Merchants based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Lincoln and First Merchants; (vii) the publicly reported historical price and trading activity for Lincoln’s and First Merchants’ respective common stock, including a comparison of certain financial and stock market information for Lincoln and First Merchant with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Lincoln the business, financial condition, results of operations and prospects of Lincoln and held similar discussions with certain members of senior management of First Merchants regarding the business, financial condition, results of operations and prospects of First Merchants.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Lincoln and First Merchants or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Lincoln and First Merchants that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Lincoln and First Merchants or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Lincoln and First Merchants nor have we reviewed any individual credit files relating to Lincoln and First Merchants. We have assumed, with your consent, that the respective allowances for loan losses for both Lincoln and First Merchants are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill received internal estimates for Lincoln and First Merchants from the respective managements of Lincoln and First Merchants. The projections of transaction costs, purchase accounting adjustments and expected cost savings used by Sandler O’Neill in its analyses were prepared by and/or reviewed with the managements of Lincoln and First Merchants’ management confirmed to us that they reflected the best currently available estimates and judgments of such management of the future financial performance of Lincoln and First Merchants, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Lincoln’s and First Merchants’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Lincoln and First Merchants will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Lincoln has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First Merchants’ common stock will be when issued to Lincoln’s shareholders pursuant to the Agreement or the prices at which Lincoln’s and First Merchants’ common stock may trade at any time.

We have acted as Lincoln’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Lincoln has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Lincoln and First Merchants and their affiliates. We may also actively trade the equity or debt securities of Lincoln and First Merchants or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Lincoln in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Lincoln as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Lincoln Common Stock and does not address the underlying business decision of Lincoln to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Lincoln or the effect of any other transaction in which Lincoln might engage. We were directed by the Board of Directors to contact several potential purchasers of the Company. Sandler O’Neill hereby authorizes our opinion to be quoted or referred to, in whole or in part, in the registration statement to be filed in connection with Merger and approves the references to the opinion contained in such registration statement. This opinion shall not be used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Lincoln’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Lincoln Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of First Merchants Corporation

First Merchants Corporation (First Merchants) is an Indiana corporation. Section 23-1-37-1 et seq. of the Indiana Business Corporation Law contains detailed provisions on indemnification of directors and officers of an Indiana corporation against expenses, judgments, settlements, penalties and fines incurred with respect to certain proceedings.

First Merchants’ Articles of Incorporation, as amended, and By-Laws, as amended, provide that First Merchants will indemnify any person who is or was a director, officer or employee of First Merchants or of any other corporation for which he is or was serving in any capacity at the request of First Merchants against all liability and expense that may be incurred in connection with, resulting from or arising out of any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of First Merchants or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of First Merchants is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of First Merchants (acting by a quorum consisting of directors who are not parties to or who have been wholly successful with respect to such action) or independent legal counsel finds that he has met the standards of conduct set forth above.

The directors and officers of First Merchants are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following Exhibits are being filed as part of this Registration Statement except those which are incorporated by reference:

Exhibit No.		Description of Exhibit	Form S-4 Page
2.		Agreement of Reorganization and Merger	(A)

3.	a.	First Merchants Corporation Articles of Incorporation and the Articles of Amendment thereto	(B)
	b.	First Merchants Corporation By-Laws and amendments thereto	(C)

4.	a.	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II dated as of July 2, 2007	(D)
	b.	Indenture dated as of July 2, 2007	(D)
	c.	Guarantee Agreement dated as of July 2, 2007	(D)
	d.	Form of Capital Securities Certification of First Merchants Capital Trust II	(D)
	e.	Placement Agreement dated June 29, 2007	(D)

5.		Opinion of Bingham McHale LLP (legality)	*

8.		Opinion of Bingham McHale LLP (tax matters)	*

10.	a.	Form of Employment Agreement of Jerry R. Engle	*

	b.	Form of Employment Agreement of John B. Ditmars	*

23.	a.	Consent of BKD, LLP (First Merchants Corporation)	Ex. 23(a)-1
	b.	Consent of BKD, LLP (Lincoln Bancorp)	Ex. 23(b)-2
	c.	Consent of Bingham McHale LLP (legality)	(E)
	d.	Consent of Bingham McHale LLP (tax matters)	(E)
	e.	Consent of Sandler O’Neill & Partners, L.P.	*

24.		Power of Attorney included in “Signatures” section	*

99.	a.	Form of Proxy for Lincoln Bancorp Shareholders Meeting	*
	b.	Consent of Director Nominee	*
	c.	Election Form for Lincoln Bancorp Shareholders	*
	d.	Voting Agreement	*

II-1

*	Previously filed with the initial filing of this Registration Statement or its Pre-Effective Amendment No. 1.
(A)	Included as Appendix A to the Prospectus. Upon request, First Merchants agrees to furnish supplementally to the Commission a copy of the Disclosure Letters referenced in the Agreement of Reorganization and Merger.
(B)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for quarter ended June 30, 1999.
(C)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for quarter ended September 30, 2007 and Registrant’s Form 8-K filed on October 29, 2008.
(D)	Incorporated by reference to Registrant’s Form 8-K filed on July 3, 2007.
(E)	Included in opinion.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muncie, State of Indiana, on the 5th day of November, 2008.

FIRST MERCHANTS CORPORATION

By:	/s/ MICHAEL C. RECHIN
Michael C. Rechin, President And Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 5th day of November, 2008, by the following persons in the capacities indicated.

/s/ MICHAEL C. RECHIN Michael C. Rechin	President, Chief Executive Officer, and Director (Principal Executive Officer)

/s/ MARK K. HARDWICK Mark K. Hardwick	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ CHARLES E. SCHALLIOL* Charles E. Schalliol	Chairman of the Board and Director

/s/ THOMAS B. CLARK* Thomas B. Clark	Director

/s/ MICHAEL L. COX* Michael L. Cox	Director

/s/ RODERICK ENGLISH* Roderick English	Director

/s/ JOANN M. GORA* JoAnn M. Gora	Director

/s/ WILLIAM L. HOY* William L. Hoy	Director

/s/ BARRY J. HUDSON* Barry J. Hudson	Director

/s/ TERRY L. WALKER* Terry L. Walker	Director

/s/ Jean L. Wojtowicz* Jean L. Wojtowicz	Director

*	By Mark K. Hardwick pursuant to a Power of Attorney which has been previously filed with the initial Registration Statement.

By:	/s/ MARK K. HARDWICK
Mark K. Hardwick, Attorney-in-Fact
Dated: November 5, 2008

S-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

To

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

FIRST MERCHANTS CORPORATION

EXHIBIT INDEX

(a)	The following Exhibits are being filed as part of this Registration Statement except those that are incorporated by reference:

Exhibit No.		Description of Exhibit	Form S-4 Page
2.		Agreement of Reorganization and Merger	(A	)

3.	a.	First Merchants Corporation Articles of Incorporation and the Articles of Amendment thereto	(B	)
	b.	First Merchants Corporation By-Laws and amendments thereto	(C	)

4.	a.	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II dated as of July 2, 2007	(D	)
	b.	Indenture dated as of July 2, 2007	(D	)
	c.	Guarantee Agreement dated as of July 2, 2007	(D	)
	d.	Form of Capital Securities Certification of First Merchants Capital Trust II	(D	)
	e.	Placement Agreement dated June 29, 2007	(D	)

5.		Opinion of Bingham McHale LLP (legality)	*

8.		Opinion of Bingham McHale LLP (tax matters)	*

10.	a.	Form of Employment Agreement of Jerry R. Engle	*
	b.	Form of Employment Agreement of John B. Ditmars	*

23.	a.	Consent of BKD, LLP (First Merchants Corporation)	Ex. 23(a)-1
	b.	Consent of BKD, LLP (Lincoln Bancorp)	Ex. 23(b)-2
	c.	Consent of Bingham McHale LLP (legality)	(E	)
	d.	Consent of Bingham McHale LLP (tax matters)	(E	)
	e.	Consent of Sandler O’Neill & Partners, L.P.	*

24.		Power of Attorney included in “Signatures” section	*

99.	a.	Form of Proxy for Lincoln Bancorp Shareholders Meeting	*
	b.	Consent of Director Nominee	*
	c.	Election Form for Lincoln Bancorp Shareholders	*
	d.	Voting Agreement	*

*	Previously filed with the initial filing of this Registration Statement or its Pre-Effective Amendment No. 1.
(A)	Included as Appendix A to the Prospectus. Upon request, First Merchants agrees to furnish supplementally to the Commission a copy of the Disclosure Letters referenced in the Agreement of Reorganization and Merger.
(B)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for quarter ended June 30, 1999.
(C)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for quarter ended September 30, 2007.
(D)	Incorporated by reference to Registrant’s Form 8-K filed on July 3, 2007.
(E)	Included in opinion.